EXHIBIT 4(a)5






CERTAIN INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION.

THE `[**]' SYMBOL INDICATES THAT INFORMATION IN THIS EXHIBIT HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO RULE 24B-2 AND THAT CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO SUCH OMITTED PORTIONS.


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                               SERVICES AGREEMENT

                         FOR HP-OMS OPERATIONS SERVICES




                                     BETWEEN

                                 TECHNOMATIX LTD

                                       AND

                           HP-OMS-COMPAQ (ISRAEL) LTD


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                               SERVICES AGREEMENT
                         FOR HP-OMS OPERATIONS SERVICES

THIS SERVICES AGREEMENT FOR HP-OMS OPERATIONS SERVICES is entered into as of this 30th day of October 2003, by and between HP-OMS (ISRAEL) LTD., a limited liability company organized and existing under the laws of Israel, having its registered office at 9 Ha'Dafna St. Ra'anana ("HP-OMS") and TECNOMATIX LTD., a limited liability company organized and existing under the laws of Israel, having its registered office at 16 Hagalim Avenue, Herzlia Pituach, Israel (the "CUSTOMER").

WHEREAS, the Customer wishes to purchase from HP-OMS and HP-OMS wishes to render to the Customer certain global IT outsourcing services, subject to the terms and conditions hereinafter set forth;

WHEREAS, the parties through this Agreement desire to commence a strategic relationship, as more particularly set out below; and

WHEREAS, in connection with the provision of such services, the Parties have also entered into that certain Employee Transfer Agreement, attached to this Agreement as Exhibit F.

NOW, THEREFORE, in consideration of the mutual covenants and conditions set forth in this Agreement, the Parties hereto agree as follows:

1. DEFINITIONS

As used in this Agreement, unless expressly otherwise stated or evident in the context, the following terms shall have the following meanings, the singular (where appropriate) shall include the plural and vice versa and references to Exhibits and Sections shall mean Exhibits and Sections of this Agreement.

1.1 "ADD-ON ASSETS" means both the Purchased Add-On Assets and the Leased Add-On Assets.

1.2 "AFFILIATE" means any entity Controlling, Controlled by, or under common Control with HP-OMS or Customer, as the case may be.


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1.3   "AGREEMENT" means the terms and conditions of this Services Agreement for HP-OMS Operations Services, including (unless otherwise stated) all Exhibits and their respective Appendixes.

1.4   "CHANGE REQUEST"   has the meaning set out in Exhibit B [Statement of
          Work].

1.5   "COMMENCEMENT DATE" means the first day of the month which follows sixty
          (60) days from the Effective Date, upon which date HP-OMS shall commence the provision of the Services in accordance with this Agreement, and which more specifically designates the launch of the Transition and Stabilization Phases.

1.6 "CONFIDENTIAL INFORMATION" has the meaning set out in Section 17.1 (CONFIDENTIAL INFORMATION).

1.7 "CONTROL" and its correlative meanings, "Controlling", "Controlled by" and under common Control with mean the legal, beneficial or equitable ownership, directly or indirectly, of more than fifty percent (50%) of the aggregate of all voting equity interests in an entity.

1.8   "CUSTOMER" means Tecnomatix Ltd.

1.9 "CUSTOMER COMPETITOR" means the list of companies set out in Exhibit J [Customer Competitors], which list may be updated from time to time by Customer, with the names of companies who compete with Customer in the same industry in which Customer operates, by notice in writing to HP-OMS.

1.10 "CUSTOMER CONTRACTORS" means third party contractors, vendors, agents, representatives, and consultants selected and retained by Customer.

1.11 "CUSTOMER DATA" means any information contained in the Customer Databases, and any derivatives resulting therefrom.

1.12 "CUSTOMER DATABASE" means any database at any time established (whether in magnetic, paper or other form) by, on behalf of, or at the direction of, the Customer, and including any customized database established by HP-OMS in performance of this Agreement, which contains information relating to the business or affairs of the Customer, its employees or any third party.

1.13 "CUSTOMER EMPLOYEES" means the employees employed by the Customer, and Customer Contractors who is given a user name in the Tecnomatix WAN. For the avoidance of doubt, Customer Employees exclude HP-OMS Personnel. .


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1.14  "CUSTOMER PRE-COMMENCEMENT OWNED MATERIALS" has the meaning set out in
          Section 15.1 (PRE-EXISTING MATERIALS).


1.15 "CUSTOMER SITES" means any office, branch, site, location or other facilities which are owned, leased, occupied or used by Customer and to which it is necessary for HP-OMS to obtain access in order to provide the Services or carry out any HP-OMS obligation in relation to them, and as set out in Exhibit H - [Customer Sites]. Any addition or reduction to this list is subject to the change management process set out in and Exhibit E - [Pricing and Pricing Principles].

1.16 "CUSTOMER SOFTWARE" means Third Party Software licensed to and in use by the Customer prior to the Commencement Date, and which are included within the categories identified in Exhibit I - [HP-OMS Software and Customer Software Categories].

1.17  "DELIVERABLES" has the meaning set out in Section 13.1 (TESTING)

1.18 "DEVELOPED MATERIALS" means any Materials or modifications, enhancements or derivative works thereof, developed by or on behalf of HP-OMS for Customer in connection with or as part of the Services.

1.19 "DISPUTE RESOLUTION PROCESS" means the process for dispute resolution set out in Section 21.7 (DISPUTE RESOLUTION PROCESS).

1.20 "DUE DILIGENCE PROCESS" means the due diligence process entered into and completed by the Parties from July 1, 2002 to December 31, 2002 in connection with this Agreement.

1.21 "EFFECTIVE DATE" has the meaning set out in Section 2.5 (CONDITIONS PRECEDENT TO EFFECTIVE DATE).

1.22 "EMPLOYEE TRANSFER AGREEMENT" means the employee transfer agreement between the parties, attached hereto as Exhibit F.

1.23 "GENERAL SETUP COSTS" means the one-time setup cost set out in Exhibit E [Pricing and Pricing Principles], for HP-OMS' setup and installation of utilities, equipment, and infrastructure.

1.24 "GOVERNMENT APPROVAL" has the meaning set out in Section 2.5 (CONDITIONS PRECEDENT TO EFFECTIVE DATE).


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1.25  "HARDWARE" means computing, networking and/or communications equipment or hardware, including, without limitation, (i) midrange, storage systems, server and distributed computing equipment and associated attachments, features, accessories, peripheral devices, and cabling,
          (ii) personal computers, laptop computers and workstations and associated attachments, features, accessories, peripheral devices, and cabling, and (iii) data telecommunications and network equipment and associated attachments, features, accessories, peripheral devices, and cabling.

1.26 "HP-OMS HARDWARE" means all Hardware or equipment in use by the Customer, as well as all Hardware included within the Add-On Assets, Transition Project Assets, Refreshed Assets, New Customer Employee Assets, Right to Use Assets and any Third Party Contracts, and all other Hardware used by HP-OMS in performing the Services, or which is the subject of the Services under this Agreement.

1.27 "HP-OMS PERSONNEL" means those employees and Subcontractors of HP-OMS and of HP-OMS Affiliates who perform any Services, including the Transitioned Employees, subject to and in accordance with this Agreement.

1.28 "HP-OMS SOFTWARE" means (i) all Third Party Software licensed to and in use by the Customer within the categories identified in Exhibit I [HP-OMS Software and Customer Software Categories], (ii) all Third Party Software included within the Add-On Assets, Transition Project Assets, Refreshed Assets, New Customer Employee Assets any Third Party Contracts, and Right to Use Assets; and (iii) all other Software owned or licensed by HP-OMS included within the categories identified in
          Exhibit I [HP-OMS Software and Customer Software Categories], to the extent such other Software is used by HP-OMS in performing the Services, or which is the subject of the Services, under this Agreement (such other Software hereinafter, the "OTHER HP-OMS SOFTWARE").

1.29  "INITIAL TERM" has the meaning set out in Section 20.1 (TERM).

1.30 "INTELLECTUAL PROPERTY RIGHTS" includes copyrights, patents, trademarks, service marks, design rights, trade secrets and all other proprietary rights whether registered or unregistered.


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1.31  "KEY PERSONNEL" means the HP-OMS Personnel designated in Exhibit G
          [Project Staff and Key Contacts] as Key Personnel, which list may change from time to time by mutual written agreement of the Parties; provided that the number of Key Personnel shall not be less than three
          (3) personnel providing Services under this Agreement.

1.32 "LEASED ADD-ON ASSETS" means all Hardware and Software licenses (excluding Customer Software licenses) leased from HP-OMS, or any entity designated by it, pursuant to the change management process set out in
          Section 11 or similar process, the support and maintenance of which will be included in the price of the lease and the license, respectively, in accordance with Exhibit E.

1.33 "LOSSES" means all liabilities, damages, fines, penalties and claims (including taxes), and all related costs and expenses (including reasonable legal fees and disbursements and costs of investigation, litigation, settlement, judgment, interest and penalties).

1.34 "MATERIALS" means, collectively, Software, source code literary works, other works of authorship, specifications, design documents and analyses, processes, procedures methodologies, programs, program listings, documentation, reports, drawings, databases and similar work product.

1.35 "MCC" means the Monitoring and Control Center, as more specifically described in Exhibit D.

1.36 "GENERAL SETUP ASSETS" has the meaning set out in Exhibit E [Pricing and Pricing Principles].

1.37 "MCC GENERAL SETUP COSTS" means the one-time, fixed setup cost set out in Exhibit E [Pricing and Pricing Principles], Appendix E for HP-OMS' setup and installation of the MCC General Setup Assets.

1.38 "NEW CUSTOMER EMPLOYEE ASSETS" means Hardware and Software, which HP-OMS shall purchase and license, respectively, and provide to Customer, upon receipt of Customer notice that it has increased the number of Customer Employees, in accordance with Exhibits B and C.


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1.39  "OPERATIONS SERVICES" or "SERVICES" means collectively the services, functions and responsibilities described in the Agreement as a responsibility of HP-OMS and to be provided by HP-OMS for the benefit of Customer, Customer Affiliates, and Customer Employees, whether located at the Customer Sites or otherwise, all pursuant to this Agreement and as they may be supplemented, enhanced, modified or replaced during the Term in accordance with this Agreement, including, without limitation: (i) the services described in Exhibit A - [Services Description], Exhibit B - [Statement of Work] and Exhibit C
          - [Service Level Agreement]; (ii) the Transition and Stabilization Services described in Exhibit D; (iii) HP-OMS responsibilities with respect to the supported Software described in Exhibit I [HP-OMS Software and Customer Software Categories]; (iv) the Termination Assistance Services described in Exhibit M [Termination Assistance]; and (v) any services provided pursuant to Section 11 (CHANGE MANAGEMENT).

1.40 "OTHER HP-OMS SOFTWARE" has the meaning set out in the definition of HP-OMS Software.

1.41  "PARTIES" shall mean both Customer and HP-OMS.

1.42 "PURCHASED ADD-ON ASSETS" means all Hardware and Software licenses (excluding Customer Software licenses) purchased by Customer from HP-OMS or a third party, the support and maintenance of which will be added to the Target Price, in accordance with the change management process set out in Section 11 or similar process.

1.43 "REFRESHED ASSETS" means Hardware and Software licenses (excluding Customer Software licenses) purchased by HP-OMS pursuant to the Technology Refresh Program.

1.44 "REQUIRED CONSENTS" means any consents, licenses or approvals required in accordance with Section 7 (REQUIRED CONSENTS).

1.45 "RSC" means Regional Support Center, as more specifically described in Exhibit D.

1.46 "RIGHT TO USE ASSETS" has the meaning set out in Exhibit E [Pricing and Pricing Principles].

1.47 "SERVICE LEVEL CREDITS" has the meaning set out in Section 4.2(b) (SERVICE LEVEL CREDITS).

1.48 "SERVICE LEVELS" means the predetermined, objective performance criteria and services levels for delivery of Operations Services, as described in Exhibits A (SERVICES DESCRIPTION), B (STATEMENT OF WORK) and C (SERVICE LEVEL AGREEMENT) of this Agreement.


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1.49  "SOFTWARE" means one or more computer programs capable of operating on a controller, processor or other hardware product, including documentation relating thereto, the applicable source or object codes, all updates and new releases thereof.

1.50 "HP-OMS SUBCONTRACTORS" means contractors, and consultants selected and retained by HP-OMS.

1.51 "TARGET PRICE" means the price payable by Customer for performing the Services, as specified (and adjusted) in accordance with Exhibit E - [Pricing and Pricing Principles].

1.52 "TECHNOLOGY REFRESH PROGRAM" means the technology refresh program outlined in Section 2.11 of Exhibit C, Appendix A.

1.53 "TERM" means collectively, the Initial Term the Extended Term and any Termination Assistance Period.

1.54 "TERMINATION ASSETS" means, collectively, the Leased Add-On Assets, Transition Project Assets, Refreshed Assets, and New Customer Employee Assets and all related Third Party Contracts to which HP-OMS is a party immediately prior to expiration or earlier termination of this Agreement as permitted hereunder.

1.55  "TERMINATION ASSISTANCE PERIOD" has the meaning set out in Section 20.7(a)
           (TERMINATION ASSISTANCE SERVICES)

1.56 "TERMINATION ASSISTANCE SERVICES" means the services provided by HP-OMS at the Customer's request, after expiry or termination of this Agreement for any reason to facilitate the orderly transfer of the Services to Customer or to an alternative service provider nominated by Customer, as set out in Section 20.7 (TERMINATION ASSISTANCE SERVICES) herein.

1.57 "TERMINATION FEES" means the appropriate fees payable by Customer in the case of early termination, as detailed in Exhibit E [Pricing and Pricing Principles].

1.58 "THIRD PARTY CONTRACTS" means all agreements (including Software licenses, Hardware leases and support and maintenance agreements) between third parties and Customer or third parties and HP-OMS that have been or will be used to provide, or which are the subject of, the Services, to the extent a Party has financial or operational responsibility for such contracts under this Agreement. Third Party Contracts shall include, without limitation, (i) all such agreements transferred or assigned to HP-OMS by agreement of the parties, as listed in Exhibits O1 and O2, which Exhibits shall be finalized by the parties as of the Commencement Date; (ii) all such agreements which are not transferred or assigned to HP-OMS, but under which HP-OMS shall act as Customer's agent, as listed in Exhibit O2, which Exhibit shall be finalized by the parties as of the Commencement Date; and (iii) Post Due Diligence-Pre Commencement Date Third Party Contracts (defined in
          Section 3.1 (b); and (iv) those third party agreements entered into by HP-OMS following the Commencement Date.


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1.59  "THIRD PARTY SOFTWARE" means all Software licensed under, or which is the subject of, the applicable Third Party Contract.

1.60 "TRANSITION AND STABILIZATION PHASES" means the transition and stabilization phases of the Services, commencing as of the Commencement Date and expiring 12:00:01 a.m., Israel time, ten (10) months following the Commencement Date, as specified in Section 12 (TRANSITION AND STABILIZATION PHASES), unless expressly extended in writing by Customer.

1.61 "TRANSITION AND STABILIZATION SERVICES" means the Services provided by HP-OMS during the Transition Period, in accordance with Exhibit D [Transition and Stabilization] and this Agreement.

1.62 "TRANSITION MILESTONES" has the meaning set out in Section 12.1 (TRANSITION PLAN).

1.63  "TRANSITION PLAN" has the meaning set out in Section 12.1 (TRANSITION
          PLAN).

1.64 "TRANSITION PROJECT ASSETS" means Hardware and Software, including without limitation the MCC General Setup Assets, the "Worldwide Network Solution" deliverables and the technology gap projects, described in Exhibit D, which shall be delivered and implemented at HP-OMS premises or sites and at the appropriate Customer Sites during the Transition and Stabilization Phases, in accordance with Exhibit D.

1.65 "TRANSITIONED EMPLOYEES" means the employees of Customer who accept HP-OMS' offer of employment and become employed by HP-OMS pursuant to the Employee Transfer Agreement (Exhibit F) and subject to the terms and conditions of this Agreement. Upon being employed by HP-OMS, such Transitioned Employees shall be deemed to be HP-OMS Personnel.


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2. SCOPE

2.1 PURPOSES. As part of organizational changes, and with the purpose of decreasing its IT expenditures around the world while improving and enhancing the internal IT environment and level of operation services, Customer has decided to transfer the responsibility and the management of its IT operations at the Customer Sites to HP-OMS, which will be performed under the supervision of the Customer.

2.2 SERVICES; EMPLOYEE TRANSFER. HP-OMS will provide the Customer with comprehensive outsourcing Services, including employee transfer, as defined in the Employee Transfer Agreement, and the provision of IT Services as more specifically detailed in this Agreement.

2.3 ELIGIBLE RECIPIENTS OF SERVICES. Throughout this Agreement, the Services shall be provided to Customer for the benefit of Customer and its Affiliates (including entities which may become Affiliates after the Commencement Date). For the avoidance of doubt, Customer shall be responsible for its Affiliates' compliance with Customer's obligations hereunder; however, notwithstanding anything in the Agreement to the contrary, Customer Affiliates shall have no liability under this Agreement.

2.4 STRATEGIC PARTNERSHIP. The parties acknowledge and agree that this Agreement reflects a strategic relationship between HP-OMS and the Customer, in which the business successes of one party will have corresponding benefits to the other. Accordingly, HP-OMS shall make best efforts to assist Customer in the development of its MPM business; each party will appoint a program manager dedicated to oversee and manage such assistance, and a representative of the senior management of each party shall meet on a quarterly basis after the Commencement Date to monitor the progress of this strategic relationship.

2.5   CONDITIONS PRECEDENT TO EFFECTIVE DATE.

(a) The effective date of this Agreement shall be the date on which both of the following conditions have been satisfied (the "EFFECTIVE DATE"): (i) Customer has obtained written approval from both the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade and the Israel Investment Center to the mechanism set out in the Services Agreement, including the applicable exhibits thereto, for Customer's investment in Hardware and Software ("GOVERNMENT APPROVAL"); and (ii) Customer has obtained approval from its board of directors to the signing of this Agreement, which approval is scheduled to occur on or before December 8, 2003; and HP-OMS has obtained the approval of HP Corporate, which approval is scheduled to occur on or before December 8, 2003.


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(b)       Without derogating from subsection (a) above, Customer and HP-OMS shall cooperate with each other to achieve their mutual goal of obtaining Government Approval as soon as possible, but not later than January 1, 2004. In the event that the Customer fails to obtain Government Approval by January 1, 2004, the parties, in good faith, shall use their best commercial efforts to resolve the matter to obtain such approval on an expedited basis.

3. HP-OMS' OBLIGATIONS

3.1 SERVICES. In consideration for the Target Price, HP-OMS shall perform the Operations Services in accordance with the terms and conditions of this Agreement and for the Term of this Agreement beginning as of the Commencement Date.

(a) AGREEMENT AND EXHIBITS. The Services shall consist of the services, functions and responsibilities described in this Agreement and in all Exhibits thereto, as they may evolve during the Term of this Agreement or be supplemented, enhanced, modified or replaced in accordance with this Agreement.

(b) INCLUDED SERVICES. If any services, functions or responsibilities not specifically described in this Agreement (a) are an inherent and necessary part of the Services or required for proper performance or provision of the Services in accordance with this Agreement; or (b) were performed preceding the Commencement Date by or for Customer (provided that HP-OMS had knowledge or notice, obtained during the Due Diligence Period, of such services, functions or responsibilities - e.g., where reflected or a cost or amount allocated in Customer's or its Affiliates' books or records), then they shall be deemed to be included within the scope of the Services to be delivered for the Target Price, as if such services, functions or responsibilities were specifically described in this Agreement (collectively, "INCLUDED SERVICES"). Notwithstanding the foregoing, Included Services shall also mean operational and financial responsibility for services, functions and responsibilities not specifically described in this Agreement but included under Third Party Contracts between Customer and third parties, signed after the last day of the Due Diligence Period (i.e., after December 31, 2002) but prior to the Commencement Date ("POST DUE DILIGENCE-PRE COMMENCEMENT DATE THIRD PARTY CONTRACTS"); provided, however that HP-OMS shall have financial responsibility for such Post Due Diligence-Pre Commencement Date Third Party Contracts only from the Commencement Date until the end of the Transition and Stabilization Phases, after which time Customer shall bear such financial responsibility. In addition, if requested by HP-OMS, Customer shall terminate such Post Due Diligence-Pre Commencement Date Third Party Contracts, where early termination thereunder is permitted without penalty, provided that HP-OMS continues to bear throughout the Term operational responsibility for the services and functions otherwise performed under such terminated contracts. Any dispute between the Parties as to the scope of Services shall be resolved in accordance with Section 21.7 (DISPUTE RESOLUTION PROCESS).


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3.2  CHANGES TO THE SERVICES. Except as may be necessary on an emergency basis to maintain the continuity of the Services, HP-OMS may not, without Customer's consent, modify (a) the composition or nature of the Services or (b) the manner in which the Services are provided or delivered if such modification(s) would have an adverse effect on the business of Customer.

4. SERVICE LEVELS

4.1 INCLUDED SERVICES. HP-OMS shall perform Included Services at the same levels of accuracy, quality, completeness, timeliness, responsiveness and productivity that apply to Services which are specifically described in the Agreement, as would be determined (a) by a reasonable person or (b) by reference to the HP IT Service Management Reference Model.

4.2  COMPLIANCE WITH SERVICE LEVELS.

(a) ULTIMATE HP-OMS RESPONSIBILITY. HP-OMS shall provide the Services at all Customer Sites in accordance with the Service Levels, commencing on the date which is ten (10) calendar months after the Commencement Date. HP-OMS shall be responsible for meeting or exceeding the applicable Service Levels even where doing so is dependent on the provision of Services by HP-OMS Subcontractors.


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(b)       SERVICE LEVEL CREDITS. HP-OMS recognizes that Customer is paying
          HP-OMS to deliver the Services at specified Service Levels. If HP-OMS fails to meet such Service Levels, then HP-OMS shall pay or credit to Customer the performance credits specified in Exhibit C ("SERVICE LEVEL CREDITS") in recognition of the diminished value of the Services resulting from HP-OMS' failure to meet the agreed upon level of performance, and not as a penalty. The Service Level Credit reimbursement will be done according to the mechanism detailed in Exhibit C section 1.6 (G) Service Level Credits shall not be HP-OMS' sole liability or Customer's exclusive remedy for failure to meet the Service Levels.

4.3 PROBLEM ANALYSIS. If HP-OMS fails to provide Services in accordance with the Service Levels and this Agreement, HP-OMS shall (after restoring service or otherwise resolving any immediate problem) (i) promptly investigate and report on the causes of the problem; (ii) provide a root cause analysis of such failure (i.e., diagnosing the problem at the lowest reasonable level) ("ROOT CAUSE ANALYSIS") as soon as practicable, after such failure or Customer's request (iii) use all commercially reasonable efforts to implement remedial action and begin meeting the Service Levels as soon as practicable; (iv) advise Customer of the status of remedial efforts being undertaken with respect to such problem; and (v) demonstrate to Customer's reasonable satisfaction that the causes of such problem have been or will be corrected on a permanent basis. HP-OMS shall use all commercially reasonable efforts to complete the Root Cause Analysis within fifteen
          (15) working days; provided that, if it is not capable of being completed within fifteen (15) working days using reasonable diligence, HP-OMS shall complete such Root Cause Analysis as quickly as possible and shall notify Customer prior to the end of the initial fifteen (15) working day period as to the status of the Root Cause Analysis and the estimated completion date. At any event, it is not intended that a protracted Root Cause Analysis should unduly delay prompt resolution of Service Level issues, including allocation of Service Level Credits. HP-OMS shall provide the results of the Root Cause Analysis to Customer in writing or comparable electronic media.


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4.4  MONITORING AND CONTROL; HELP DESK AND ASSET MANAGEMENT SYSTEMS. As part of the Services, HP-OMS shall implement the monitoring and control, help desk and asset management systems, tools and procedures, all as set forth in Exhibits A, B and D, to measure and report on HP-OMS' performance of the Services against the applicable Service Levels. Customer or its designee shall have the right to audit all such systems. HP-OMS shall provide Customer with on-line access (in "read-only" mode) to up-to-date problem management data and other data regarding the status of service problems, service requests and user inquiries. HP-OMS also shall provide Customer with access to the data used by HP-OMS to calculate its performance against the Service Levels and the measurement and monitoring tools and procedures utilized by HP-OMS to generate such data for purposes of audit and verification. Customer shall not be required to pay for such measurement and monitoring tools or the resource utilization associated with their use.

4.5 NOTICE OF DEFAULT. If HP-OMS becomes aware of any failure by HP-OMS to comply with its obligations under this Agreement or any other situation (i) that has impacted or reasonably could impact the maintenance of Customer's financial integrity or internal controls, the accuracy of Customer's financial, accounting or human resources records and reports or compliance with Customer's strategic decisions, or (ii) that has had or reasonably could have any other material adverse impact on the Services in question or the impacted business operations of Customer, then HP-OMS shall immediately inform Customer in writing of such situation and the impact or expected impact and HP-OMS and Customer shall meet to formulate an action plan to minimize or eliminate the impact of such situation.

4.6 REPORTS. As part of the Services HP-OMS shall provide monthly performance reports to Customer in a form to be agreed upon between the Parties, in accordance with Exhibit B.

4.7   BENCHMARKING OF SERVICE LEVELS.

(a) Customer may initiate a single benchmarking survey at any time during the Initial Term following the second anniversary of the Commencement Date. The purpose of such benchmarking survey is to ensure that HP-OMS provides Customer with the technology and Services Levels equal to or greater than other organizations receiving similar services and other organizations in similar industries.


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(b)       The selection of the agent to conduct such benchmarking survey will be agreed upon by the Parties, and if the Parties are not able to agree on the identity of such agent within thirty (30) days, the Customer's independent auditor shall select the third party expert to conduct such surveys and the methodology of such surveys.

(c) All costs incurred to conduct such benchmarking study will be borne by Customer.

(d) Following receipt of the results of the benchmarking survey, and if requested by Customer, HP-OMS will provide the Customer, within sixty
          (60) days of study completion, with an action plan and schedule for HP-OMS to implement the survey results with respect to the technology or Service Levels for the Customer's approval, in accordance with the change management process set out in Section 11; provided, that if Customer approves such plan and schedule, (i) the Target Price shall not be reduced as a result thereof; (ii) Costs and expenses relating to addition of items which are not specified as in the scope of the Services hereto will be fully borne and paid by Customer; (iii) HP-OMS shall only be required by pay fifty percent (50%) of the fees and costs that Customer would otherwise be responsible for paying under the change management process, relating to changes of items which are specified as in the scope of the Services..

5. HP-OMS PERSONNEL

5.1   QUALIFICATIONS OF HP-OMS PERSONNEL; HP RESPONSIBILITIES.

(a) HP-OMS may select qualified and reputable HP-OMS Personnel to fulfill any of HP-OMS' obligations; provided, however, that HP-OMS will use only HP-OMS Personnel that have the requisite technical skills, competence, ability and qualifications to perform their portion(s) of HP-OMS' obligations in accordance with the Services standard set out in Section 14.1(a) (SERVICES STANDARD). Without limiting the generality of the foregoing, HP-OMS shall ensure that all HP-OMS Personnel performing Services for Customer shall be properly educated and trained for the Services they are to perform, including but not limited training in connection with Customer's special requirements and internal IT procedures. In addition, HP-OMS shall assign (or cause to be assigned) sufficient HP-OMS Personnel to provide the Services in accordance with this Agreement. Prior to HP-OMS' use of any HP-OMS Personnel, HP-OMS shall provide Customer the resumes of individual HP-OMS Personnel, which resumes shall, among other things, include specific information describing the requisite technical skills of such HP-OMS Personnel.

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(b)       Subject to Section 5.2 (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL;
          REPLACEMENT OF HP-OMS PERSONNEL), where HP-OMS Subcontractors are to be used by HP-OMS for the provision of the Services, HP-OMS shall give Customer reasonable prior notice specifying the components of the Services affected, the scope of the proposed subcontract, and the identity and qualifications of the proposed Subcontractor.

(c) HP-OMS shall at all times be responsible for any failure by any HP-OMS Personnel to perform in accordance with this Agreement or to comply with any duties or obligations imposed on HP-OMS under this Agreement to the same extent as if such failure to perform or comply was committed by HP-OMS or HP-OMS employees. HP-OMS shall guarantee the performance of all such HP-OMS Personnel providing any of the Services hereunder. HP-OMS shall be Customer's sole point of contact regarding the Services, including with respect to payment.

5.2   CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS
          PERSONNEL. Throughout the Term: (a) HP-OMS shall use in the performance of the Services and shall not replace or contract with any additional Key Personnel or any communication or security Customer Contractors utilized by Customer to provide the services (included within the Services) prior to the Commencement Date under Third Party Contracts, without receiving Customer's prior written approval; (b) at Customer's request (for reasonable reasons, including without limitation, those specified in Exhibit B, Appendix G), HP-OMS shall promptly replace or cease to negotiate or contract with any HP-OMS Personnel (or prospective HP-OMS Personnel) for the provision of the Services; and (c) all other HP-OMS Personnel, shall not be replaced by HP-OMS within the first twelve (12) months of engagement of such HP-OMS Personnel in the provision of Services without Customer's prior written approval, not to be unreasonably withheld.


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5.3   REQUESTED REPLACEMENT BY CUSTOMER. In the event that Customer determines in accordance with Section 5.2(b) (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL) that a member of HP-OMS Personnel should be replaced, then Customer shall give HP-OMS notice to that effect requesting that such HP-OMS Personnel be replaced. HP-OMS shall, upon Customer's request, replace as promptly as possible such HP-OMS Personnel with an individual of suitable ability and qualifications, without cost to Customer. Nothing in this provision shall operate or be construed to limit HP-OMS' responsibility for the acts or omissions of the HP-OMS Personnel.

5.4 MANAGEMENT OF HP-OMS PERSONNEL. Subject to Section 5.2 (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL):

(a) HP-OMS shall appoint a representative to supervise and coordinate HP-OMS' performance of obligations, which shall be identified in Exhibit G - [Project Staff and Key Personnel] ("HP-OMS Project Manager"). The HP-OMS Project Manager shall be deemed one of the Key Personnel and shall be located in Israel. HP-OMS shall not reassign or replace the HP-OMS Project Manager during the first two (2) years of his or her assignment as the HP-OMS Project Manager.

(b) HP-OMS will perform the Services using a dedicated list of people detailed in E Exhibit G - [Project Staff and Key Personnel]. Any change or addition to this list will be communicated to Customer's Project Manager.

5.5   KEY PERSONNEL.

(a)       APPROVAL OF HP-OMS' KEY PERSONNEL.

(i)             The initial list of Key Personnel is set forth in Exhibit G.
          Such list may be modified by the mutual written agreement of the Parties. Neither Party will unreasonably withhold agreement to add or substitute a person onto Exhibit G.


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(ii)            HP-OMS shall notify Customer of HP-OMS Personnel that HP-OMS suggests should be added to Exhibit G. HP-OMS shall introduce the individual to the appropriate Customer representatives, shall provide reasonable opportunity for Customer representatives to interview the individual, and shall provide Customer with a resume and such other information about the individual as may be reasonably requested by Customer. If Customer objects to the proposed assignment, the Parties shall attempt in good faith to resolve Customer's concerns on a mutually agreeable basis. If the Parties have not been able to resolve Customer's concerns within five (5) working days of Customer communicating its concerns, HP-OMS shall not assign the individual to that position and shall propose to Customer the assignment of another individual of suitable ability and qualifications.

(b) CONTINUITY OF KEY PERSONNEL. HP-OMS shall cause each of the Key Personnel to devote full time and effort to the provision of Services under this Agreement. In the event of the voluntary resignation, involuntary termination for cause, illness, disability or death of one of its Key Personnel, HP-OMS shall (i) give Customer as much notice as reasonably possible of such development, and (ii) expeditiously identify and obtain Customer's approval of a suitable replacement. Subject to Section 5.2 (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL), HP-OMS shall transfer, reassign or remove one of its Key Personnel only after (i) giving Customer at least ninety (90) days prior notice of such action, (ii) identifying a suitable replacement in accordance with Section 5.5(a)(ii) (APPROVAL OF HP-OMS' KEY PERSONNEL), and (iii) demonstrating to Customer's reasonable satisfaction that such action will not have an adverse impact on HP-OMS' performance of its obligations under this Agreement. Subject to Section 5.2 (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL), under no circumstances shall HP-OMS transfer, reassign or remove more than one third (1/3) of the Key Personnel in any twelve (12) month period.

5.6 HP-OMS PERSONNEL NOT CUSTOMER EMPLOYEES. Except as otherwise expressly set forth in this Agreement, the Parties intend to create an independent contractor relationship and nothing in this Agreement shall operate or be construed as making Customer or HP-OMS partners, joint venturers, principals, joint employers, co-employers, agents or employees of or with the other. No officer, director, employee, agent, Affiliate, contractor or subcontractor retained by HP-OMS to perform work on Customer's behalf hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of Customer for any purpose. No officer, director, employee, agent, Affiliate, or Contractor retained by Customer to perform work on Customer's behalf with which HP-OMS cooperates hereunder shall be deemed to be an officer, director, employee, agent, Affiliate, contractor or subcontractor of HP-OMS for any purpose. HP-OMS, not Customer, has the right, power, authority and duty to supervise and direct the activities of the HP-OMS Personnel and to compensate such HP-OMS Personnel for any work performed by them on Customer's behalf pursuant to this Agreement. HP-OMS, and not Customer, shall be responsible and therefore solely liable for all acts and omissions of HP-OMS Personnel. Customer, not HP-OMS, has the right, power, authority and duty to supervise and direct the activities of the Customer's Personnel and to compensate such Customer's Personnel for any work performed by them. Customer, and not HP-OMS, shall be responsible and therefore solely liable for all acts and omissions of Customer Employees.


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5.7   RETENTION OF HP-OMS PERSONNEL.

(a)       TURNOVER RATE AND DATA. Subject to Section 5.5(b) (CONTINUITY OF
          KEY PERSONNEL), if Customer determines that HP-OMS' turnover rate is unacceptable and so notifies HP-OMS, HP-OMS shall within ten (10) working days (i) provide Customer with data concerning HP-OMS' turnover rate, (ii) meet with Customer to discuss the reasons for the turnover rate, and (iii) submit a proposal for reducing the turnover rate for Customer's review and approval. Notwithstanding any transfer or turnover of HP-OMS Personnel, HP-OMS shall remain obligated to perform the Services without degradation and in accordance with the Service Levels.

(b) RESTRICTIONS ON PERFORMING SERVICES TO COMPETITORS; CHANGES TO SYSTEM ADMINISTRATION PASSWORDS.

(i) HP-OMS shall not cause or permit, without Customer's prior written consent, any HP-OMS Personnel performing Services in connection with the RSC or the MCC to perform services for a Customer Competitor while engaged in the provision of Services to Customer and for an additional period of at least twelve (12) months immediately following the date of termination of such HP-OMS Personnel's provision of Services to Customer. Notwithstanding the foregoing, HP-OMS Subcontractors (except individual HP-OMS Subcontractors) shall not be subject to the twelve (12) month limitation above, provided that such HP-OMS Subcontractors have continuing obligations of confidentiality with respect to Customer's Confidential Information, at least to the extent set out in Section 17 (CONFIDENTIAL INFORMATION) and for a minimum period of three (3) years following the date of termination of such Subcontractor's provision of Services to Customer. In addition, during the Term, HP-OMS shall not utilize any RSC or the MCC dedicated for Customer for the benefit of any third party that is a Customer Competitor.


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(ii)            HP-OMS shall change all HP-OMS Personnel system administration passwords (permitting such HP-OMS Personnel access to Customer's confidential and proprietary information, including any Customer Data) within twenty-four (24) hours after any HP-OMS Personnel performing system administration functions ceases to provide Services to Customer. In addition, in the event that any RSC HP-OMS Personnel receives a system administration password in order to perform a Service for which the MCC is otherwise responsible, HP-OMS shall change the relevant system administration passwords within twenty-four
          (24) hours after completion of the Service by such RSC HP-OMS Personnel. During the Transition and Stabilization Phases, HP-OMS shall propose for Customer's approval, IT business procedures which will mechanize and standardize the foregoing, and, upon Customer's approval, shall implement such procedures throughout the Term and the Termination Assistance Period.

(iii) Prior to the commencement of any HP-OMS Personnel's involvement in the provision of the Services, HP-OMS shall ensure that such individual has executed a confidentiality agreement, which is at least as protective of Customer's Confidential Information as the terms and conditions of Section 17 (CONFIDENTIAL INFORMATION), and survives in all cases the termination of such HP-OMS Personnels' involvement in the provision of the Services.

5.8   CONDUCT OF HP-OMS PERSONNEL.

(a) CONDUCT AND COMPLIANCE. While at Customer Sites, HP-OMS Personnel will comply with the applicable rules and regulations regarding personal and professional conduct generally applicable to personnel at such Customer Sites, including but not limited to those rules which will affect HP-OMS' provision and/or delivery of the Operations Services, and of any subsequent changes thereto, provided they were advised to HP-OMS in advance and in writing or made available to HP- OMS Personnel by means generally used by Customer to disseminate such information to its employees or contractors. HP-OMS Personnel shall also comply with reasonable requests of Customer personnel pertaining to personal and professional conduct and otherwise conduct themselves in a businesslike manner.


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(b)       IDENTIFICATION OF HP-OMS PERSONNEL. If requested by Customer in writing, all HP-OMS Personnel shall clearly identify themselves as HP-OMS Personnel and not as employees of Customer.

(c) RESTRICTION ON MARKETING ACTIVITY. Except for marketing representatives expressly agreed to by HP-OMS and Customer, none of the HP-OMS Personnel performing Services for Customer hereunder shall conduct, without the prior written consent of Customer, any sales or marketing activities directed at Customer or any third party, at any Customer Site or any other location, for as long as such HP-OMS Personnel are engaged in the provision of Services to Customer.

(d) SUBSTANCE ABUSE. HP-OMS shall immediately remove (or cause to be removed) any HP-OMS Personnel who is known to be or reasonably suspected of engaging in substance abuse while on a Customer Site or while performing Services. In the case of reasonable suspicion, such removal shall be pending completion of the applicable investigation. Substance abuse includes the sale, attempted sale, possession or use of illegal drugs, drug paraphernalia, or, to the extent not permitted on Customer Sites, alcohol, or the misuse of prescription or non-prescription drugs. HP-OMS represents and warrants that it has and will maintain a substance abuse policy and that such policy will be applicable to all HP-OMS employees performing Services under this Agreement. HP-OMS represents and warrants that it shall require its HP-OMS Subcontractors and Affiliates providing Services to have and maintain such policy and practices and to adhere to this provision.


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5.9   MEALS AND SOCIAL EVENTS FOR ON-SITE HP-OMS PERSONNEL; HP-OMS
          REIMBURSEMENT. Customer shall provide all HP-OMS Personnel, who are working at a Customer Site on a full-time basis during at least 80% of the applicable working week, with the same level of food, beverage and access to social events that are provided to Customer Employees, as a benefit of their employment with Customer at the applicable Customer Site. HP-OMS shall credit Customer against Customer's obligation to pay the fees due hereunder.

6. CUSTOMER OBLIGATIONS

6.1   COOPERATION WITH HP-OMS.

(a) Customer acknowledges that HP-OMS' ability to deliver the Services is dependent upon Customer's and Customer's Affiliates' reasonable cooperation with HP-OMS. Customer will comply with the Customer obligations stated in this Agreement, as well as the payment obligations specified in Exhibit E - [Pricing and Pricing Principles] and the transition obligations specified in the Transition Plan referenced in Section 12 (TRANSITION AND STABILIZATION PHASES), and will perform and observe the Customer responsibilities outlined in all Exhibits and attachments. Furthermore, Customer undertakes, subject to
          Section 2.3 (ELIGIBLE RECIPIENTS OF SERVICES), that all of Customer's Affiliates at the applicable Customer Site shall be familiar with the relevant terms of this Agreement and that they shall abide by Customer's responsibilities derived therefrom in a timely manner.

6.2 CUSTOMER PROJECT MANAGER(S). Customer shall appoint one or more representative(s) (in Customer's discretion) to supervise and coordinate Customer's performance of Customer's obligations, which representatives shall be identified in Exhibit G - [Project Staff and Key Contacts], as updated by the Parties from time to time. Customer may change its representative(s) at any time upon thirty (30) days prior written notice. Customer's Project Manager(s) shall be authorized to act as the primary point of contact for HP-OMS in dealing with Customer with respect to each Party's obligations under this Agreement and issue all consents or approvals and make all requests on behalf of Customer.


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6.3   PROVIDING ACCESS TO HP-OMS. Customer will provide HP-OMS with access to and use of all information, Customer Sites, Customer Data, and/or Customer Software and/or systems, internal resources, facilities, access passwords as necessary to deliver the Operations Services, subject to Section 5.7(b) (RESTRICTIONS ON PERFORMING SERVICES TO COMPETITORS; CHANGES TO SYSTEM ADMINISTRATION PASSWORDS), Section 5.8 (CONDUCT OF HP-OMS PERSONNEL), Section 17 (CONFIDENTIAL INFORMATION), and Section 21.2 (SECURITY).

6.4 DISCLOSURE OF QUARTERLY FINANCIAL RESULTS OF PARENT. Following the public release of Customer's financial reports and upon written request from HP-OMS, Customer shall procure that a management representative of Tecnomatix Technologies Ltd. will meet with a representative of HP-OMS to respond to questions concerning the quarterly financial results of Tecnomatix Technologies Ltd., to the extent permissible under applicable law.

7. REQUIRED CONSENTS

7.1 HP-OMS-ADMINISTRATIVE RESPONSIBILITY FOR REQUIRED CONSENTS. As part of the Services, HP-OMS shall assume primary responsibility for all administrative activities necessary to obtain all Required Consents and notify relevant third parties: (i) in connection with it acting as agent for Customer under the Third Party Contracts to which Customer is a party in connection with HP-OMS' provision of the Services, in accordance with Section 7.4 (HP-OMS AS CUSTOMER'S AGENT UNDER THIRD PARTY CONTRACTS) below; (ii) to grant to Customer (where applicable) the right to use and/or access the HP-OMS Software and HP-OMS Hardware; (iii) to assign or transfer to Customer or its designee the Termination Assets in accordance with Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT) following the expiration or termination of this Agreement to the extent provided in this Agreement; (iv) to assign or transfer to Customer any Developed Materials, and (v) to otherwise use any Intellectual Property Rights or materials, to the extent necessary for the purpose of HP-OMS' performance of its obligations under this Agreement (collectively, the "HP-OMS- RESPONSIBLE REQUIRED CONSENTS"). Customer will cooperate with and assist HP-OMS in obtaining the HP-OMS Responsible Required Consents by executing all documents reasonably necessary, which are prepared or provided by HP-OMS.



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7.2   FINANCIAL RESPONSIBILITY. The responsibility for payment of transfer, relicensing and/or termination fees and/or expenses associated with obtaining any HP-OMS- Responsible Required Consents or terminating any licenses or agreements as to which Required Consents cannot be obtained shall be referred for resolution to the Dispute Resolution Process, and the Parties will endeavor to equitably allocate any such fees and/or expenses.

7.3 ACCESS TO CUSTOMER SITES. Customer shall be responsible for obtaining, and shall pay and be liable against HP-OMS for any vendor fees required or costs occurring in connection with and relating to obtaining all Required Consents to grant HP-OMS the right to access Customer Sites (including any fees, royalties and costs required to provide HP-OMS such consents).


7.4 HP-OMS AS CUSTOMER'S AGENT UNDER THIRD PARTY CONTRACTS. Unless otherwise directed by Customer (and subject to Section 7.5 (CONTINGENT ARRANGEMENTS) below), HP-OMS is hereby appointed as Customer's agent in connection with Customer's rights and obligations under Third Party Contracts to the extent necessary to fulfill HP-OMS' obligations under the Agreement and HP-OMS accepts such appointment. HP-OMS shall retain operational and financial responsibility over such contracts and shall so notify the relevant third party vendor/service supplier under the applicable Third Party Contract.

7.5 CONTINGENT ARRANGEMENTS. Should an HP-OMS-Responsible Required Consent not be obtained, despite HP-OMS' using all commercially reasonable efforts, Customer and HP-OMS will cooperate with each other in achieving a reasonable alternative arrangement for Customer to continue to process its work with as minimal interference to its business operations as is reasonable until such Required Consent is obtained. Subject to the foregoing, if Customer shall retain financial and/or operational responsibility for such Services, any payments to be made by Customer to the third party for Services and related costs to Customer will be reimbursed by HP-OMS. The Service Levels will not apply to such Services for which operational responsibility is retained by Customer. Except as otherwise expressly provided herein, the failure to obtain any Required Consent shall not relieve HP-OMS of its obligations under this Agreement.


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8. HARDWARE

8.1 SERVICES IN CONNECTION WITH HP-OMS HARDWARE. HP shall perform the Services in connection with the HP-OMS Hardware in accordance with this Agreement, including without limitation, complying with Section 14 (FUNDAMENTAL OBLIGATIONS; WARRANTIES AND DISCLAIMERS).

8.2 MINIMUM LEVEL OF HP-OMS HARDWARE MAINTENANCE. HP-OMS shall maintain all HP-OMS Hardware in good working order, including without limitation undertaking repairs and preventive maintenance on HP-OMS Hardware in accordance with the applicable Hardware manufacturer's recommendations and requirements, so as to be eligible for such manufacturer's maintenance program on termination or expiration of this Agreement ("ELIGIBILITY REQUIREMENTS"); provided, that HP-OMS shall not be required to meet the Eligibility Requirements with respect to any HP-OMS Hardware owned or leased by Customer prior to the Commencement Date, which Customer did not so maintain prior to the Commencement Date.

8.3 FINANCIAL AND OPERATIONAL RESPONSIBILITY. HP-OMS shall be responsible for all third party fees or expenses (including maintenance and/or support charges, if any) on or after the Commencement Date associated with all HP-OMS Hardware, and shall pay all amounts becoming due with respect to such HP-OMS Hardware, and all related expenses (including pro rata maintenance and/or support fees, if any), for periods on or after the Commencement Date. In addition, HP-OMS shall be responsible for the evaluation, procurement, testing, installation, use, support, management, administration, operation and maintenance of such HP-OMS Hardware and the performance, availability, reliability, compatibility and interoperability of such HP-OMS Hardware and related Third Party Contracts, each in accordance with this Agreement, including the Service Levels and change management procedures.

8.4   TITLE TO HP-OMS HARDWARE.

(a) Subject to Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT), title to the Leased Add-On Assets, Transition Project Assets, Refreshed Assets, and New Customer Employee Assets is retained by HP-OMS, and Customer has no rights thereto except as specifically permitted under this Agreement (the "HP-OMS-OWNED HARDWARE"). Under no circumstances whatsoever shall Customer be entitled to transfer to a third party any rights or obligations in such assets, including rights to retain and/or to use such assets. Without derogating from the above, Customer shall not transfer such assets as a loan to any third party, nor shall it sell it or cause it to be seized or mortgaged.


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(b)       As between Customer and HP-OMS, title to all HP-OMS Hardware owned or leased by Customer prior to the Commencement Date and all Purchased Add-on Assets are retained by Customer, and HP-OMS has no rights thereto, except for the sole purpose of providing the Services (the "CUSTOMER-OWNED HARDWARE"). Under no circumstances whatsoever shall HP-OMS be entitled to transfer to a third party, any rights or obligations in such assets, including rights to retain and/or to use such assets. Without derogating from the above, HP-OMS shall not transfer such assets as a loan to any third party, nor shall it sell it or cause it to be seized or mortgaged.

8.5 NON-INTERFERENCE WITH HP-OMS HARDWARE. Each party shall refrain from any act or omission with regard to the HP-OMS Hardware, which may imply, directly or indirectly, that HP-OMS or Customer is not the rightful owner of the applicable HP-OMS Hardware (owned as set out in Section
          8.4 (TITLE TO HP-OMS HARDWARE) above. Without derogating from the above, (a) if requested by HP-OMS, the Customer hereby undertakes to notify all relevant creditors or any other relevant institution that the title of HP-OMS-Owned Hardware is vested exclusively with HP-OMS; and (b) if requested by Customer, HP-OMS hereby undertakes to notify all relevant creditors or any other relevant institution that the title of Customer-Owned Hardware is vested exclusively with Customer. HP-OMS shall be entitled to mark HP-OMS-Owned Hardware as its property by attaching an appropriate legend to each item thereof, and Customer shall be entitled to mark Customer-Owned Hardware as its property by attaching an appropriate legend to each item thereof.

8.6   UPGRADE, MODIFICATION AND REPLACEMENT OF HP-OMS HARDWARE.

(a) Subject to clause (b) below, HP-OMS may upgrade, modify and replace the HP-OMS Hardware, as HP-OMS, in its sole discretion, deems appropriate, so long as HP-OMS does not change, and remains in compliance with (i) the Service Levels, including but not limited to HP-OMS' obligations in connection with the Technology Refresh Program;
          (ii) all other relevant terms and conditions of this Agreement; and
          (iii) the language of the upgraded, modified or replaced HP-OMS Hardware (e.g., the language of the operating system and keyboard).



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(b)       Any deviation by HP-OMS from Customer's standards with respect to infrastructure Hardware (i.e., routers, switches, servers, storage and backup devices, and communication lines), in effect prior to the Commencement Date (which standards shall be documented by HP-OMS during the Transition and Stabilization Phases), shall require Customer's prior written consent, which shall not be unreasonably withheld.

8.7 USE OF HP-OMS HARDWARE. Neither Party may use any HP-OMS Hardware for any purpose other than Customer's business purposes (and any other act which is reasonably incidental to such use).

9. SOFTWARE

9.1   LIMITED RIGHT TO USE CUSTOMER SOFTWARE. The Customer hereby grants
          HP-OMS a right to use the Customer Software solely in connection with HP-OMS' provision of the Services to Customer and to the extent permitted under the applicable Third Party Software.

9.2 HP-OMS' PROVISION OF CUSTOMER SOFTWARE SERVICES. HP-OMS shall provide the Services for the Customer Software in accordance with this Agreement, including Exhibit B (the "CUSTOMER SOFTWARE SERVICES").

9.3 CUSTOMER SOFTWARE WARRANTIES. With respect to the Customer Software used by HP-OMS to provide the Operation Services, and unless otherwise specified in Exhibit B, the Customer represents and warrants that, during the entire Term of this Agreement:

(a) Customer Software is and shall be supported under the applicable Third Party Contract, at the same level as prior to the Commencement Date and will continue to be supported by Customer or an authorized third party, all to the extent set out in Exhibit B.

9.4   OTHER RIGHTS/OBLIGATIONS IN CONNECTION WITH CUSTOMER SOFTWARE

(a) HP-OMS reserves the right to move Customer Software and Customer Data solely within the applicable Customer Site, upon written consent from Customer, not to be unreasonably withheld.

(b) Customer may change the location of Customer Software upon prior written notice to HP-OMS, subject to the terms and conditions of Exhibit B.



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(c)       Customer is responsible for paying the applicable third party supplier of Customer Software the applicable fee entitling Customer to receive Customer Software updates.

9.5 CUSTOMER'S RIGHT TO USE HP-OMS SOFTWARE. HP-OMS grants to Customer a non-exclusive, royalty-free right, in object code form, to use all Software included within the Termination Assets throughout the Term, subject to Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT), except with respect to Other HP-OMS Software, which shall be provided to Customer on a non-exclusive, right to use, paid-up, perpetual basis.

9.6   HP-OMS' PROVISION OF HP-OMS SOFTWARE SERVICES; FINANCIAL RESPONSIBILITY.

(a) HP-OMS shall provide the Services in connection with the HP-OMS Software in accordance with this Agreement. Without limiting the generality of the foregoing, any support or maintenance services provided by HP-OMS with respect to the HP-OMS Software shall be performed in accordance with the applicable HP-OMS Software documentation, supplier recommendations and requirements.

(b) HP-OMS shall be responsible for any third party fees or expenses on or after the Commencement Date associated with the provision of the Services described in this Agreement with respect to HP-OMS Software and related Third Party Contracts, and shall pay all amounts becoming due under such licenses or related agreements, and all related expenses (including any maintenance and/or support charges) for periods on or after the Commencement Date.

(c) Customer shall be responsible for any third party fees or expenses due prior to the Commencement Date with respect to HP-OMS Software and related Third Party Contracts, and shall pay all amounts due under such licenses or related agreements, and all related expenses (including any maintenance and/or support charges) for periods prior to the Commencement Date.

9.7 PARTIES' COMPLIANCE WITH HP-OMS SOFTWARE AND CUSTOMER SOFTWARE LICENSE TERMS. Each party undertakes to abide by the provisions of the license to use terms and conditions of each HP-OMS Software and Customer Software (including every revision or update), as well as by all instructions concerning manufacturer's copyright in the Software and/or any relevant documentation.



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9.8   SOURCE CODE ESCROW OF THIRD PARTY HP-OMS SOFTWARE. To the extent permitted by applicable third party licensors, HP-OMS will add Customer as a beneficiary to any source code escrow agreements entered into by HP-OMS under HP-OMS Software licenses received by HP-OMS from third parties (other than Software licenses owned or leased by Customer prior to the Commencement Date, which are used by HP-OMS to perform the Services).

9.9 HP-OMS' OPERATIONAL RESPONSIBILITY. In connection with HP-OMS' obligations under Third Party Contracts, HP-OMS shall be responsible for enforcing (and shall enforce) all of Customer's and HP-OMS' rights for (and shall comply with the applicable operational obligations in connection with) the evaluation, procurement, testing, installation, use, support, management, administration, operation and maintenance of all HP-OMS Software. In addition, HP-OMS shall be responsible for enforcing (and shall enforce) all of its rights for (and shall comply with the applicable operational obligations in connection with) the performance, availability, reliability, compatibility and interoperability of such HP-OMS Software, each in accordance with this Agreement, including the Service Levels and change management procedures. HP-OMS shall have the same operational responsibilities as described above with respect to Customer Software, to the extent of HP-OMS' "Make it Work" obligations set out in Exhibit B, except that HP-OMS shall not be responsible for evaluation and testing (in excess of fifty (50) hours of evaluation/testing) for each such Customer Software.

10.   PRICE AND PAYMENT

10.1 TARGET PRICE AND BANK OF WORK HOURS INVOICING AND PAYMENT. In consideration of HP-OMS providing the Services as described in this Agreement, Customer shall pay to HP-OMS the Target Price. The Target Price shall be invoiced on a quarterly basis, in accordance with the payment schedule detailed in Exhibit E - [Pricing and Pricing Principles]. HP-OMS shall adjust the Target Price all as specified in Exhibit E - [Pricing]. In consideration of HP-OMS providing the Services outside of the "Service Window" hours (specified in Exhibit C,), Customer shall pay to HP-OMS the Bank of Work Hours hourly rates, described in Exhibit E. The invoice for such hourly work shall be delivered to Customer on a monthly basis, together with all supporting information reasonably requested by Customer, as more specifically set out in Exhibit E. Except as otherwise set forth herein, HP-OMS shall not invoice Customer for any advance or concurrent charges or other amounts. All HP-OMS expenses relating to the Services (including travel and living expenses) are included in the Target Price and Bank of Work Hours hourly rates and shall not be reimbursed by Customer unless agreed to by Customer in writing.


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10.2  APPLICATION OF CREDITS/LIQUIDATED DAMAGES. To the extent a credit
          (including but not limited to a Service Level Credit) is due to Customer pursuant to this Agreement, HP-OMS shall provide Customer with an appropriate undisputed credit (in the invoice immediately following the date of such credit), applied against amounts then due and owing; if no further payments are due to HP-OMS, HP-OMS shall pay such undisputed amounts to Customer within thirty (30) days.

10.3 INVOICING; DATE OF PAYMENT OF INVOICES. HP-OMS shall issue quarterly invoices for all payments due under this Agreement not earlier than the first day of the first month of each quarter in which the quarterly Target Price is due hereunder. Subject to Section 10.5 (ESCROW OF DISPUTED AMOUNTS), Customer shall make payment of the Target Price due under this Agreement, as specified in Exhibit E hereto.

10.4 TAXES. Each party shall bear its own tax obligation, all as specified in Exhibit E hereto.

10.5  ESCROW OF DISPUTED AMOUNTS.

(a) In the event Customer disputes in good faith any amount claimed to be payable by HP-OMS under the Agreement, Customer shall pay the disputed amount into escrow, in accordance with Subsection (c) below.

(b) In the event HP-OMS disputes in good faith any credit (including but not limited to a Service Level Credit), which may be due to Customer pursuant to this Agreement, (i) Customer shall pay the disputed sum into escrow, in accordance with Subsection (c) below, provided that payments other than the disputed amounts remain to be paid under the Agreement; or (ii) HP-OMS shall pay the disputed sum into escrow, in accordance with Subsection (c) below, if no further payments are due to HP-OMS under the Agreement.


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(c)       In the event of a disputed amount payable into escrow as described in
          Section 10.5 (DISPUTED AMOUNTS), the party with the obligation to pay shall so pay such disputed amount in full (the "DISPUTED AMOUNT") to Advocate Yossi Avraham, Advocate of Tel Aviv (or to any other party agreed upon in advance and in writing by the parties), as escrow agent for the parties (the "ESCROW AGENT"), in accordance with an escrow agreement to be executed among Customer, HP-OMS and the Escrow Agent, a signed copy of which shall be attached to this Agreement as Exhibit P [Escrow Agreement] within thirty (30) days from the Commencement Date (the "ESCROW AGREEMENT"). The escrow agreement shall provide, among other things, that any amounts desposited with the the Escrow Agent shall not be released to either party, until the dispute is resolved in accordance with Section 21.7 (DISPUTE RESOLUTION PROCESS) and the Escrow Agent receives either (i) written notice signed by both parties with instructions directing the release of the Disputed Amount; or (ii) a final, unappealable judgment signed by a court of competent jurisdiction in Israel ordering the release of the Dispute Amount to one of the parties. Unless otherwise agreed by the parties, the Escrow Agreement shall further provide that each party shall indemnify, defend and hold harmless the Escrow Agent from any claims, actions, damages, fees and expenses, costs, reasonable attorney's fees and other liabilities incurred by the Escrow Agent relating to this escrow arrangement except where it is adjudged that the Escrow Agent has acted with gross negligence or willful misconduct.

10.6 INTEREST ON UNPAID AMOUNTS. Interest on amounts in arrears shall be computed and paid as specified in Exhibit E.

10.7 CREDITS/REIMBURSEMENT FOR CUSTOMER PAYMENTS COVERING PERIODS AFTER COMMENCEMENT DATE. Except as otherwise permitted hereunder, Customer shall not make any payments (whether prior to or after the Commencement Date) to any third party in consideration for Services, Software, Hardware or other materials to be provided or performed on or after the Commencement Date by HP-OMS or a third party for which HP-OMS has financial responsibility hereunder, with the intention of diminishing the Services to be provided by HP-OMS hereunder, without the prior written authorization by HP-OMS. If HP-OMS has authorized such payments or if such payments are made by Customer in good faith - it shall promptly credit Customer against amounts then due and owing hereunder to HP-OMS; if no further payments are due and owning to HP-OMS, HP-OMS shall pay such amounts to Customer within thirty (30) days. If HP-OMS pays for services, Software, Hardware or other materials after the Commencement Date for services Software, Hardware or other materials provided to Customer prior to the Commencement Date, Customer shall reimburse HP-OMS in such amounts.


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10.8  GUARANTEE FROM TECNOMATIX TECHNOLOGIES LTD. In addition to its other rights and remedies against Customer under this Agreement, in the event of a breach by Customer hereunder, HP-OMS may, at any time, exercise its rights as a beneficiary to the Guarantee, executed by Tecnomatix Technologies Ltd, attached hereto as Exhibit K.

10.9 CERTAIN GOVERNMENT INCENTIVES. In connection with certain government incentives available or which may become available to Customer, Customer has committed or may commit in the future through itself, its divisions, and Affiliates to expend funds or make investments or expenditures which may include the purchase of products or services, currency or capital investments, technology transfers through licensing or other arrangements, real property leases or purchases, and lease buy-back arrangements. Since it is anticipated that HP-OMS may be making or accomplishing such qualifying investments on behalf of Customer, each Party shall utilize its best efforts, consistent with all preexisting commitments and applicable legal requirements, in order to afford Customer the benefit of all such incentives which are available as a result of the performance of Services under this Agreement. HP-OMS shall make information available to Customer on a periodic basis as to the nature and amount of investment activities it is planning in respect of the Services, and shall provide Customer with such certificates and other appropriate documentation as are necessary to support utilization by Customer of such incentives.

10.10 AUDIT RIGHTS.

(a) HP-OMS RECORDS. HP-OMS shall, and shall cause HP-OMS Subcontractors to, maintain complete and accurate records of and supporting documentation for all fees chargeable hereunder, all Customer Data and all transactions, soft document access, reports, data or information created, generated, processed or stored by HP-OMS in the performance of its obligations under this Agreement, including in respect of the Service Levels ("CONTRACT RECORDS"). HP-OMS shall maintain such Contract Records with respect to the Termination Assets in accordance with generally accepted accounting principles applied on a consistent basis and generally accepted auditing standards and in accordance with the financial record management provisions of Exhibit E, and with respect to other obligations under the Agreement, in accordance with HP-OMS' record retention policy as it may be modified from time to time and provided to HP-OMS in writing.


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(b)       OPERATIONAL AUDITS. HP-OMS shall, and shall cause HP-OMS
          Subcontractors to, provide to Customer (and auditors and other representatives) access at reasonable hours to HP-OMS Personnel, to the facilities at or from which Services are then being provided, and to HP-OMS records and other pertinent information, all to the extent relevant to the Services and HP-OMS' obligations under this Agreement. Such access shall be provided for the purpose of performing audits and inspections of HP-OMS and HP-OMS Personnel in respect of Customer and its businesses, to (i) verify HP-OMS' compliance with this Agreement
          (ii) enable Customer to meet applicable legal, regulatory and contractual requirements and (iii) to verify the accuracy and completeness of fees (other than the Target Price). HP-OMS shall provide any assistance reasonably requested by Customer or its designee in conducting any such audit, including installing and operating audit software. Without limiting Customer's other rights and remedies under this Agreement, if an audit reveals a material breach of this Agreement or an overcharge by HP-OMS, HP-OMS shall promptly reimburse Customer for the actual cost of such audit, together with interest on the difference between the overcharged and the correct amounts from the date of HP-OMS' receipt of such overcharge at the rate set out in Section 10.6 (INTEREST ON UNPAID UNDISPUTED AMOUNTS). If an undercharge has occurred, Customer will reimburse HP-OMS to the extent of such undercharge.

(c) QUARTERLY REPORT BY HP-OMS. Within fourteen (14) business days after the end of each calendar quarter, HP-OMS shall provide Customer with a report containing a list of the Termination Assets, initial book value, accumulated depreciation, net book value, and calculated years for depreciation per asset, as set out in HP-OMS' financial records, and any other relevant information requested by Customer to confirm compliance with HP-OMS' financial record management obligations, as set in Exhibit E, Appendix F.



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(d)       FINANCIAL AUDITS. Except as provided below, Customer shall have no right to carry out, either directly or through a third party any financial audit of HP-OMS, or HP-OMS's Subcontractors. HP-OMS's auditors shall provide to Customer on a quarterly basis and at any other reasonable times if so requested by Customer, at the cost of HP-OMS, confirmation of HP-OMS' compliance with its obligations with respect to the Termination Assets as set out in Exhibit E, as well as
          (i) a list describing each of the Termination Assets, (ii) the initial book value of the asset, (iii) years for depreciation, (iv) method of depreciation; (v) net book value, and (vi) any other reasonable detail requested by Customer. If any such audit reveals non-compliance, HP-OMS shall promptly correct such noncompliance in its financial records.

          In accordance with the foregoing, during the Term of this Agreement and for a period of seven (7) years after termination or expiration of this Agreement, HP-OMS shall provide to Customer (and auditors and other representatives) access at reasonable hours to HP-OMS' Contract Records to the extent relevant to the performance of HP-OMS' obligations under this Agreement (and any other Contract Records relevant to the requirements of such governmental agencies), if and to the extent required by any applicable governmental authority. HP-OMS shall provide any assistance reasonably requested by Customer or its designee in conducting any such audit.

11.   CHANGE MANAGEMENT

11.1 CHANGE REQUESTS. Customer or HP-OMS may submit a written Change Request to initiate changes in the Services as detailed in Exhibit B. The Change Request shall be managed in accordance with the process described in the Change Management chapters in Exhibit B - [Statement of Work] and Exhibit E - [Pricing and Pricing Principles]).

11.2 CHANGE REQUEST ORDERS. HP-OMS will advise Customer of the resultant impact of the Change Request on price and schedule within the time frame prescribed in Exhibit B - [Statement of Work]. Prior to implementation, all Change Requests must be mutually agreed upon in writing by the Parties. Pending such agreement, HP-OMS shall continue to perform and to be paid as if such Change Request had not been requested or recommended. Once a Change Request Order is signed by the Parties and implemented, HP-OMS will adjust Customer's invoice in accordance with the agreed terms of the Change Request order. However, the price of changes requiring up to fifty (50) person hours of work (per change request) shall be charged at the Bank of Work Hours rates, identified in Exhibit E - [Pricing and Pricing Principles]; provided, that HP-OMS shall perform the first fifty (50) person hours of work per calendar year, otherwise chargeable at the Bank of Work Hours rates, free of charge.


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11.3  CUSTOMER'S RIGHT TO USE CUSTOMER CONTRACTORS. Nothing in this Agreement shall be construed as a requirements or exclusive contract, and notwithstanding anything to the contrary contained herein, this Agreement shall not be interpreted to prevent Customer from obtaining from Customer Contractors, or providing to itself, any or all of the same or similar Services described in this Agreement. For the avoidance of doubt, this Section shall not limit HP-OMS' obligations to perform, and Customer's obligations to pay for, the Services in accordance with the terms and conditions of this Agreement.

11.4 HP-OMS COOPERATION. HP-OMS shall fully cooperate with and work in good faith with Customer or Customer Contractors as requested by Customer and at no additional charge to Customer. Such cooperation shall include: (i) timely providing access to any facilities being used to provide the Services, as necessary for Customer personnel or Customer Contractors to perform the work assigned to them; (ii) timely providing reasonable electronic and physical access to the business processes and associated Hardware and Software, to the extent necessary and appropriate for Customer Employees or Customer Contractors to perform the work assigned to them; (iii) timely providing written requirements, standards, policies or other documentation for the business processes and associated Hardware or Software procured, operated, supported or used by HP-OMS in connection with the Services; or (v) any other cooperation or assistance reasonably necessary for Customer Employees or Customer Contractors to perform the work in question. Customer Employees and Customer Contractors shall comply with HP-OMS' security and confidentiality requirements, and shall, to the extent performing work on Software or Hardware for which HP-OMS has operational responsibility, comply with HP-OMS' standards, methodologies, and procedures.



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12.  TRANSITION AND STABILIZATION PHASES

12.1 TRANSITION PLAN. The Parties have agreed upon a transition plan for the transfer of the responsibilities relating to the Services from Customer to HP-OMS, which Plan is detailed in Exhibit D - [Transition and Stabilization] (the "TRANSITION PLAN"). Such Transition Plan shall be implemented during the Transition and Stabilization Phases. Exhibit D identifies, among other things (i) the transition and stabilization activities to be performed by HP-OMS and the significant components and subcomponents of each such activity, (ii) the Deliverables to be completed by HP-OMS, (iii) the date(s) by which each such activity or Deliverable is to be completed (the "TRANSITION MILESTONES"), and (iv) any transition responsibilities to be performed or transition resources to be provided by Customer. In addition, within thirty (30) after the Commencement Date, HP-OMS shall prepare and deliver to Customer for Customer's review, comment and approval a detailed work plan based on and consistent with Exhibit D. Such detailed work plan shall become a part of Exhibit D and be incorporated therein.

12.2 PERFORMANCE. As part of the Services, HP-OMS shall perform the Transition and Stabilization Services described in Exhibit D in accordance with the Transition Milestones set forth therein. HP-OMS shall provide all cooperation and assistance reasonably required or requested by Customer in connection with Customer's evaluation or testing of the Deliverables set forth in Exhibit D. HP-OMS shall perform the Transition and Stabilization Services so as to avoid or minimize to the extent possible (i) any material disruption to or adverse impact on the business or operations of Customer, (ii) any degradation of the Services then being received by Customer, or (iii) any material disruption or interference with the ability of Customer to obtain the full benefit of the Services, except as may be otherwise provided in Exhibit D.

12.3 DISCLOSING KNOWN RISKS; AVOIDING DELAYS. Prior to undertaking any transition activity, HP-OMS shall discuss with Customer all known Customer-specific material risks and shall not proceed with such activity until Customer is reasonably satisfied with the plans with regard to such risks (provided that, neither HP-OMS' disclosure of any such risks to Customer, nor Customer's acquiescence in HP-OMS' plans, shall operate or be construed as limiting HP-OMS' responsibilities under this Agreement). HP-OMS shall identify and resolve, with Customer's reasonable assistance, any problems that may impede or delay the timely completion of each task in Exhibit D that is HP-OMS' responsibility and shall use all commercially reasonable efforts to assist Customer with the resolution of any problems that may impede or delay the timely completion of each task in Exhibit D that is Customer's responsibility.



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12.4  REPORTS. Key Personnel shall meet at least weekly with Customer's Project
          Manager(s) to report on HP-OMS' progress in performing its responsibilities and meeting the timetable set forth in Exhibit D. HP-OMS also shall provide written reports to Customer at least weekly regarding such matters, and shall provide oral reports more frequently if reasonably requested by Customer. Promptly upon receiving any information indicating that HP-OMS may not perform its responsibilities or meet the timetable set forth in Exhibit D, HP-OMS shall notify Customer in writing of material delays and shall identify for Customer's consideration and approval specific measures to address such delay and mitigate the risks associated therewith. After the Transition and Stabilization Phases are completed, HP-OMS will provide Customer with periodic reports as described in Exhibit B - [Statement of Work].

12.5 INFORMATION REQUESTED/PROVIDED DURING DUE DILIGENCE PROCESS. Customer hereby represents and warrants that it has provided HP-OMS with access to Customer's relevant books and records during the Due Diligence Process. However, if, during the Transition and Stabilization Phases, HP-OMS discovers that such access was not provided, HP-OMS and Customer will discuss in good faith the need to amend the Agreement to provide for an equitable adjustment to the Target Price, considering all the facts and circumstances surrounding such material inaccuracy or deficiency. If Customer or HP-OMS disputes the need for or the extent of such equitable adjustment, Customer and HP-OMS will initially submit the matter to the Dispute Resolution Process defined in Section 21.7 (DISPUTE RESOLUTION PROCESS). For the avoidance of doubt, Customer shall have no responsibility (and the Target Price shall not be adjusted) if HP-OMS had knowledge or notice, obtained during the Due Diligence Period, of services, functions or responsibilities performed by or for the Customer prior to the Commencement Date - e.g., where reflected or a cost or amount allocated in Customer's or its Affiliates' books or records.



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13.  TESTING AND ACCEPTANCE TEST PROCEDURES

13.1 TESTING. At the end of each Transition Milestone and in accordance with the Transition Plan, and at the end of each milestone identified in any statement of work or upon delivery of any new Hardware or Software (i.e., after the Transition and Stabilization Phases), HP-OMS, as part of the Services, shall conduct testing of the deliverables thereunder (the "DELIVERABLES") during an agreed acceptance testing period to determine if the Deliverables are in compliance with the agreed testing criteria and specifications ("ACCEPTANCE TEST(S)") and shall permit Customer (in its sole discretion) to witness or participate in the Acceptance Test. If HP-OMS determines that the Deliverables for the applicable Transition Milestone have passed the Acceptance Test, HP-OMS shall so notify Customer. If the Deliverables successfully complete the Acceptance Tests during the Acceptance Test Period, Customer shall indicate its written acceptance thereof and deliver such acceptance to HP-OMS. If the applicable Acceptance Test reveals any noncompliance with such acceptance criteria and specifications ("NONCOMPLIANCE"), HP-OMS shall promptly (and in a manner that does not delay completing the Transition and Stabilization Services within the Transition Milestones): (i) so notify Customer in writing (ii) remedy the Noncompliance; and (iii) re-perform the Acceptance Test for Customer's approval (under the same procedures for the initial Acceptance Test).

14.  FUNDAMENTAL OBLIGATIONS; WARRANTIES AND DISCLAIMERS

14.1 CERTAIN HP-OMS FUNDAMENTAL OBLIGATIONS. HP-OMS' fundamental obligations under the Agreement shall include, without limitation, the following:

(a) SERVICES STANDARD. HP-OMS will perform the Operations Services with promptness and diligence, in a professional and workmanlike manner in accordance with the Services Levels, in accordance with the ITSM guidelines and HP best known practices for the applicable service level. HP-OMS shall provide on or before the Commencement Date a copy of the applicable ITSM guidelines.

(b) HP-OMS PERSONNEL. HP-OMS shall use adequate numbers of qualified individuals with suitable training, education, experience, competence and skill to perform the Services. HP-OMS shall provide such individuals with training as to new products and services prior to the implementation of such products and services in the Customer environment.

(c) HARDWARE/SOFTWARE MAINTENANCE. Unless otherwise agreed, HP-OMS shall maintain the HP-OMS Hardware and HP-OMS Software so that they operate substantially in accordance with the Service Levels and their specifications.



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(d)       THIRD PARTY HARDWARE/SOFTWARE NO LONGER SUPPORTED. For third party
          HP-OMS Hardware and HP-OMS Software no longer supported by the third party licensor or manufacturer, HP-OMS shall use commercially reasonable efforts to perform maintenance for such HP-OMS Hardware or HP-OMS Software, as required.

(e) TECHNOLOGY REFRESH. At all times throughout the Term, HP-OMS shall upgrade or replace HP-OMS Hardware in accordance with the Technology Refresh Program.

(f) SOFTWARE CURRENCY. At all times throughout the Term, HP-OMS shall upgrade or replace HP-OMS Software as necessary to satisfy its obligations under this Agreement according to Exhibit C, at no additional cost to Customer; provided, HP-OMS shall utilize at least the second to most (if not the most) updated version of such Software.

(g) HP-OMS SOFTWARE. Any HP-OMS Software will comply with its specifications and will provide the functions and features and operate in the manner described therein, subject to any software manufacturer-caused errors.

(h) DEVELOPED MATERIALS. Developed Materials shall be free from material errors in operation and performance, shall comply with their documentation and the applicable specifications in all material respects and shall provide the functions and features and operate in the manner agreed by the Parties.

(i) NONCONFORMITY. In the event that the HP-OMS Software or Developed Materials do not comply with the applicable specifications and criteria set forth in this Agreement, and/or materially and adversely affect the Services provided hereunder and subject to subsection (g) above, HP-OMS shall repair in accordance with the Service Levels or replace such HP-OMS Software or Developed Materials with conforming HP-OMS Software or Developed Materials.


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(j)       MALICIOUS CODE. HP-OMS shall take all commercially reasonable actions and precautions (including the use of the latest updated version of antivirus Software) according to Customer's security policy, defined prior to the Commencement Date, to prevent the introduction and proliferation of Malicious Code into Customer's environment or any system used by HP-OMS to provide the Services,. Any deviation from said policy, which is not supported by upgrades of the security systems in use prior to the Commencement Date by the Customer, will be carried out as per the Change Management Procedure. HP-OMS shall only be required to invest up to 175,000 USD during the Term in new security systems.As used herein, "MALICIOUS CODE" means any known (i) code, program, or sub-program, whose knowing or intended purpose is to damage or interfere with the operation of the computer system containing the code, program or sub-program, or to halt, disable or interfere with the operation of the Software, code, program, or sub-program, itself, or (ii) device, method, or token that permits any person to circumvent or breach the normal security of the Customer network, systems, the Software or the system containing the code. Without limiting HP-OMS' other obligations under this Agreement, in the event Malicious Code is found in Hardware, Software or systems managed or supported by HP-OMS or used by HP-OMS to provide the Services, HP-OMS shall exercise all commercially reasonable efforts, at no additional charge to Customer, to eliminate and reduce the effects of such Malicious Code and, if the Malicious Code causes a loss of operational efficiency or loss of data, to mitigate such losses and restore such data with generally accepted data restoration techniques.

14.2 CERTAIN HP-OMS WARRANTIES. In addition to its warranties, representations and other obligations set out elsewhere in this Agreement, HP-OMS represents and warrants to the Customer as follows:

(a) OWNERSHIP AND USE. HP-OMS represents, warrants and covenants that it is either the owner of, or authorized to use, any and all Software provided and used by HP-OMS in providing the Services. As to any such Software that HP-OMS does not own but is authorized to use, HP-OMS shall advise Customer as to the ownership and extent of HP-OMS' rights with regard to such Software to the extent any limitation in such rights would materially impair HP-OMS' performance of its obligations under this Agreement.


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(b)       TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION; THIRD PARTY
          CONTRACT TERMS. Upon expiration of the Initial Term or Extended Term or earlier termination of this Agreement for any reason, HP-OMS will
          (i) have full authority to transfer its interest as owner, lessee or licensee of the relevant Termination Assets, without the payment by Customer or its designee of any license fees (associated with any period prior to the expiration of the Initial Term or Extended Term or earlier termination of this Agreement) or transfer fees, in accordance with Section 20 (TERM; BREACH; AND TERMINATION); and (ii) use best efforts to make Third Party Contracts for the support and maintenance of HP-OMS Hardware and HP-OMS Software assignable to Customer for a period extending one year after such expiration or earlier termination of this Agreement, on terms, conditions and prices no less favorable to Customer or its designees, and at least sufficient for the continuation of the activities comprising the Services.

(c) COMPLIANCE WITH LAWS. With respect to the provision of the Services and the performance of its other legal and contractual obligations hereunder, HP-OMS is and shall be in compliance with all applicable laws (including privacy laws) on the Commencement Date and shall remain in compliance with such laws for the entire Term of this Agreement.

14.3 MUTUAL GENERAL WARRANTIES. Each Party represents and warrants to the other that:

(a) CORPORATE EXISTENCE. It is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation;

(b) CORPORATE POWER AND AUTHORITY. It has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement;

(c) LEGAL AUTHORITY. It has obtained all licenses, authorizations, approvals, consents or permits required to perform its obligations under this Agreement under all applicable laws and under all applicable rules and regulations of all authorities having jurisdiction over the Services, except to the extent the failure to obtain any such license, authorizations, approvals, consents or permits is, in the aggregate, immaterial;



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(d)       DUE AUTHORIZATION. The execution, delivery and performance of this
          Agreement and the consummation of the transactions contemplated by this Agreement have been duly authorized by the requisite corporate action on the part of such Party; and

(e) NO VIOLATION OR CONFLICT. The execution, delivery, and performance of this Agreement shall not constitute a violation of any judgment, order, or decree; a material default under any material contract by which it or any of its material assets are bound; or an event that would, with notice or lapse of time, or both, constitute such a default.

14.4  WARRANTIES OF NON-INFRINGEMENT.

(a) PERFORMANCE OF RESPONSIBILITIES. Each Party represents and warrants that it shall perform its responsibilities under this Agreement (including, without limitation, HP-OMS' responsibilities with respect to HP-OMS Software and HP-OMS Hardware) in a manner that does not infringe, or constitute an infringement or misappropriation of, any Intellectual Property Right or other proprietary or privacy rights of any third party; provided, however, that the performing Party shall not have any obligation or liability to the extent any infringement or misappropriation is caused by (i) modifications made by the other Party or its contractors or subcontractors, without the knowledge or approval of the performing Party, (ii) the other Party's combination of the performing Party's work product or Materials with items not furnished, specified or reasonably anticipated by the performing Party or contemplated by this Agreement, (iii) a breach of this Agreement by the other Party, (iv) the failure of the other Party to use corrections or modifications provided by the performing Party offering equivalent features and functionality, or (v) Third Party Software, except to the extent that such infringement or misappropriation arises from the failure of the performing Party to obtain the necessary licenses or Required Consents or to abide by the limitations of the applicable Third Party Software licenses. Each Party further represents and warrants that it will not use or create Materials in connection with the Services which are libelous, defamatory or obscene.



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(b)       THIRD PARTY SOFTWARE INDEMNIFICATION. In addition, unless otherwise agreed, with respect to HP-OMS Software licensed to HP-OMS from a third party during the Term, HP-OMS covenants that it shall make commercially reasonable efforts to obtain and provide intellectual property indemnification for Customer (or obtain intellectual property indemnification for itself and enforce such indemnification on behalf of Customer) from the suppliers of such Software. Unless otherwise approved in advance by Customer, such indemnification shall be comparable to the intellectual property indemnification provided by HP-OMS to Customer under this Agreement.

(c) ACTIONS IN CASE OF INFRINGEMENT. In the event that (i) any Materials, Developed Materials, Hardware or Software provided by HP-OMS or its Affiliates or HP-OMS Subcontractors pursuant to this Agreement or used by them in the performance of the Services are found or, based upon a third party claim or threatened claim of infringement, are likely to be found, to infringe upon the Intellectual Property Rights, proprietary or privacy rights of any third party in any country in which Services are to be performed or received under this Agreement or
          (ii) the continued use of such Materials, Developed Materials, Hardware or Software is enjoined, HP-OMS shall, in addition to defending, indemnifying and holding harmless Customer as provided in
          Section 16 (INDEMNITIES) and to the other rights Customer may have under this Agreement, promptly and at its own cost and expense and in such a manner as to minimize the disturbance to Customer's business activities do one of the following:

(i) OBTAIN RIGHTS. Obtain for Customer the right to continue using such Materials, Developed Materials, Hardware or Software.

(ii) MODIFICATION. Modify the item(s) in question so that it is no longer infringing, provided that such modification does not degrade the performance or quality of the Services or adversely affect Customer's intended use as contemplated by this Agreement.

(iii) REPLACEMENT. Replace such item(s) with a non-infringing functional equivalent acceptable to Customer.

(d) IMPACT ON SERVICE LEVELS OF CUSTOMER INFRINGEMENT. If HP-OMS is prevented by court injunction from using any Hardware and/or Software as a result of Customer's breach of its obligations under this Section
          14.4 (WARRANTIES OF NON-INFRINGEMENT), then HP-OMS shall not be required to meet the relevant Service Levels to the extent and for as long as the infringing action prevents HP-OMS from so meeting such Service Levels, without prejudice to Customer's obligation to pay HP-OMS the Target Price in respect of the relevant Services.



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14.5  OPERATION OF HP-OMS HARDWARE AND HP-OMS SOFTWARE. HP-OMS does not warrant that the operation of the HP-OMS Hardware or HP-OMS Software will be uninterrupted or error free; provided, however, that the foregoing will not relieve HP-OMS of its obligation to provide Operations Services in accordance with the Service Levels or to repair or replace, at its discretion, any HP-OMS Hardware or HP-OMS Software in order to comply with the terms of this Agreement.

14.6 STATIC AND/OR MOBILE TELEPHONE LINES. HP-OMS shall have no liability arising out of or in connection with the availability, performance, non-performance, defective performance, maintenance or otherwise, of Static and/or Mobile Telephone lines used by Customer to telecommunicate with third parties.

14.7 SAVINGS CLAUSE. HP-OMS shall not be liable for any delays in performance of Services or part thereof and/or damages caused and/or failure to meet the Service Levels to the extent such HP-OMS non-performance is caused by Customer's (or any third party under Customer's control) act or omission, but only if (i) HP-OMS provides prompt and reasonable notification (including by e-mail) to the Customer of such act or omission and HP-OMS' inability to perform under such circumstances,
          (ii) HP-OMS provides Customer with a reasonable opportunity to correct such act or omission and thereby avoid such HP-OMS non-performance, and (iii) HP-OMS uses commercially reasonable efforts to perform notwithstanding Customer's personnel's act or omission, provided that such act or omission does not constitute a breach of Customer's contractual obligations hereunder.

14.8 NO OTHER WARRANTIES. The warranties expressly set out in this Agreement are exclusive and no other warranty, whether written or oral, is expressed or implied. To the extent permitted by law, HP-OMS specially disclaims the implied warranty of merchantability fitness for a particular purpose, title and non-infringement.



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15.  INTELLECTUAL PROPERTY RIGHTS

15.1 PRE-EXISTING MATERIALS. All rights of ownership, know how, methodology or other Intellectual Property Rights in the Materials owned by each Party prior to the Commencement Date, shall belong to the Party that owned such Materials immediately prior to the Commencement Date ("CUSTOMER PRE-COMMENCEMENT-OWNED MATERIALS" or "HP-OMS PRE-COMMENCEMENT-OWNED MATERIALS", respectively).

15.2 OTHER HP-OMS OWNED MATERIALS. HP-OMS shall be the owner of all Intellectual Property Rights in (i) the Materials acquired by HP-OMS on or after the Commencement Date (including Materials purchased from Customer pursuant to this Agreement, subject to Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT), (ii) derivative works of HP-OMS Pre-Commencement-Owned Software created by HP-OMS and not otherwise owned by Customer pursuant to the terms of this Agreement, (iii) Materials developed by HP-OMS other than in the course of the performance of its obligations under this Agreement or in connection with the use of any Customer Data or Customer Pre-Commencement-Owned Materials (collectively, "OTHER HP-OMS OWNED MATERIALS") (HP-OMS Pre-Commencement-Owned Materials and Other HP-OMS Owned Materials collectively, the "HP-OMS OWNED MATERIALS").

15.3  DEVELOPED MATERIALS. Unless the Parties agree otherwise, and subject to
          Section 15.2 (OTHER HP-OMS OWNED MATERIALS) above, all Developed Materials created by or for HP-OMS in connection with the Services provided by HP-OMS under this Agreement shall, upon creation, be owned by Customer and considered to be works made for hire. If any such Developed Materials may not be considered a work made for hire under applicable law, HP-OMS hereby irrevocably assigns, and shall assign, to Customer without further consideration, all of HP-OMS' right, title and interest in and to such Developed Materials, including Intellectual Property Rights. HP-OMS agrees to execute any documents and take any other actions reasonably requested by Customer to effectuate the purposes of this Section.

15.4 CUSTOMER OWNERSHIP OF CUSTOMER DATA. Customer Data are and shall remain the property of Customer. HP-OMS shall promptly deliver or provide Customer access to Customer Data in the format, on the media and in the timing prescribed by Customer (i) at any time at Customer's request, or (ii) at the expiration of the Term or termination of this Agreement and the completion of all requested Termination Assistance Services. Thereafter, HP-OMS shall return or destroy, as directed by Customer, all copies of the Customer Data in HP-OMS' possession or under HP-OMS' control within ten (10) business days and deliver to Customer written certification of such return or destruction signed by an officer of HP-OMS. HP-OMS shall not withhold any Customer Data as a means of resolving any dispute. Customer Data shall not be utilized by HP-OMS for any purpose other than the performance of Services under this Agreement. Nor shall Customer Data be sold, assigned, leased, commercially exploited or otherwise provided to third parties by or on behalf of HP-OMS or HP-OMS Personnel.


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15.5  SOURCE CODE AND DOCUMENTATION. HP-OMS shall, promptly as it is developed by HP-OMS, provide Customer with the source code and documentation for all Customer owned Developed Materials. The source code shall be sufficient to allow a reasonably knowledgeable and experienced programmer to maintain and support such Materials; and the user documentation for such Materials shall accurately describe in terms understandable by a typical end user the functions and features of such Materials and the procedures for exercising such functions and features. Customer may freely use, copy, distribute, create derivative works of and modify all documentation provided by HP-OMS applicable to the Developed Materials.

16.  INDEMNITIES

16.1 INDEMNITY BY HP-OMS. HP-OMS agrees to indemnify, defend and hold harmless Customer, its Affiliates and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses relating to third party claims arising from or in connection with any of the following, all subject to the limitation of liability as per Section 18 hereunder:

(a) BREACH OF WARRANTIES. HP-OMS' breach of any of its warranties set out in Section 14 (FUNDAMENTAL OBLIGATIONS; WARRANTIES AND DISCLAIMERS);

(b) THIRD PARTY CONTRACTS. HP-OMS' decision to terminate or breach of obligations to be performed on or after the Commencement Date by HP-OMS under any of the Third Party Contracts, including as a result of HP-OMS' failure to obtain any Required Consents, to the extent HP-OMS is financially or operationally responsible under this Agreement;

(c) TAXES. Taxes, together with related interest and penalties, that are the responsibility of HP-OMS under Section 10.4 (TAXES);

(d) CUSTOMER DATA OR CONFIDENTIAL INFORMATION. HP-OMS' breach of its obligations with respect to Customer Data or Customer Confidential Information;



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(e)       AFFILIATE OR SUBCONTRACTOR CLAIMS. Any claim, initiated by a HP-OMS
          Affiliate, Subcontractor or Personnel asserting rights under this Agreement; and

(f) EMPLOYMENT CLAIMS. Any claim relating to any: (i) violation by HP-OMS, HP-OMS Affiliates or HP-OMS Subcontractors, or their respective officers, directors, employees, representatives or agents, of applicable law protecting persons or members of protected classes or categories, including laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic; (ii) liability arising or resulting from the employment of HP-OMS Personnel, including Transitioned Employees (solely for acts/omissions occuring prior to the effective date of their employment) by HP-OMS, HP-OMS Affiliates or HP-OMS Subcontractors; (iii) payment or failure to pay any salary, wages or other cash compensation due and owing to any HP-OMS Personnel (including Transitioned Employees from and after their employment effective dates); (iv) employee pension, benefit plan, bonus program, vacation benefit, sick leave benefit, tuition assistance, severance program, medical benefit, stock benefit, stock option benefit or other benefits of any HP-OMS Personnel (including Transitioned Employees for benefits accruing from and after their employment effective dates); and/or (v) other aspects of the employment relationship of HP-OMS Personnel (including Transitioned Employees) with HP-OMS, HP-OMS Affiliates or HP-OMS Subcontractors or the termination of such relationship, including claims for wrongful discharge, claims for breach of express or implied employment contract and claims of co-employment or claims based on waivers, releases and other covenants made by Transitioned Employees with or to HP-OMS.

16.2 INDEMNITY BY CUSTOMER. Customer agrees to indemnify, defend and hold harmless HP-OMS and its officers, directors, employees, agents, representatives, successors, and assigns, from any Losses relating to third party claims arising from or in connection with any of the following, all subject to the limitation of liability as per Section 18 hereunder:



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(a)       BREACH OF WARRANTIES. Customer's breach of any of its warranties set out in Section 14 (FUNDAMENTAL OBLIGATIONS; WARRANTIES AND
          DISCLAIMERS).

(b) THIRD PARTY CONTRACTS. Customer's breach of obligations to be performed by Customer under any of the applicable Third Party Contracts to the extent Customer is financially or operationally responsible under this Agreement;

(c) PRE-COMMENCEMENT DATE MATTERS. Customer's breach of duties or obligations to be observed or performed or amounts (including deferred payments for benefits or services received by Customer prior to the Commencement Date) to be paid for periods prior to the Commencement Date by Customer under any of the Third Party Contracts assigned to HP-OMS by Customer pursuant to this Agreement; and

(d) TAXES. Taxes, together with related interest and penalties, that are the responsibility of Customer under Section 10.4 (TAXES).

(e) AFFILIATE OR SUBCONTRACTOR CLAIMS. Any claim, initiated by a Customer Affiliate, Customer Contractor or Customer's personnel asserting rights under this Agreement; and

(f) EMPLOYMENT CLAIMS. Any claim relating to any: (i) violation by Customer, Customer Affiliates or Customer Contractors, or their respective officers, directors, employees, representatives or agents, of applicable law protecting persons or members of protected classes or categories, including laws or regulations prohibiting discrimination or harassment on the basis of a protected characteristic; (ii) liability arising or resulting from the employment by Customer, Customer Affiliates or Customer Contractors of their respective employees, including Transitioned Employees (solely for acts/omissions occuring while employed at Customer, prior to the effective date of their employment with HP-OMS or its Affiliates);
          (iii) payment or failure to pay any salary, wages or other cash compensation due and owing to any Customer Employees (including Transitioned Employees prior to their employment effective dates with HP-OMS or its Affiliates); (iv) employee pension, benefit plan, bonus program, vacation benefit, sick leave benefit, tuition assistance, severance program, medical benefit, stock benefit, stock option benefit or other benefits of any Customer Employees (including Transitioned Employees for benefits accruing prior to their employment effective dates); and/or (v) other aspects of the employment relationship of Customer Employees (including Transitioned Employees prior to their employment effective dates with HP-OMS or its Affiliates) with Customer, Customer Affiliates or Customer Contractors or the termination of such relationship, including claims for wrongful discharge, claims for breach of express or implied employment contract and claims of co-employment or claims based on waivers, releases and other covenants made by Transitioned Employees prior to their employment effective dates with HP-OMS or its Affiliates.


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16.3  DEATH, BODILY INJURY; TANGIBLE PROPERTY DAMAGE. HP-OMS and Customer each agree to indemnify, defend and hold harmless the other, and their respective Affiliates, officers, directors, employees, agents, representatives, successors, and assigns, from any and all Losses and threatened Losses arising from or in connection with any of the following: (a) the death or bodily injury of any agent, employee, customer, business invitee, business visitor or other person caused by the negligence or other tortious conduct of the indemnifying Party or the failure of the indemnifying Party to comply with its obligations under this Agreement; and (b) the damage, loss or destruction of any real or tangible personal property caused by the negligence or other tortious conduct of the indemnifying Party or the failure of the indemnifying Party to comply with its obligations under this Agreement.

16.4 INDEMNIFICATION PROCEDURES. With respect to third party claims, the following procedures shall apply:

(a) NOTICE. Promptly after receipt by any entity entitled to indemnification under this Agreement of notice of the commencement or threatened commencement of any civil, criminal, administrative, or investigative action or proceeding involving a claim in respect of which the indemnified Party will seek indemnification pursuant to any such Section, the indemnified Party shall notify the indemnifying Party of such claim. No delay or failure to so notify an indemnifying Party shall relieve it of its obligations under this Agreement except to the extent that such indemnifying Party has suffered actual prejudice by such delay or failure. Within fifteen (15) days following receipt of notice from the indemnified Party relating to any claim, but no later than five (5) days before the date on which any response to a complaint or summons is due, the indemnifying Party shall notify the indemnified Party that the Indemnifying Party elects to assume control of the defense and settlement of that claim (a "NOTICE OF ELECTION").


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(b)       PROCEDURE FOLLOWING NOTICE OF ELECTION. If the indemnifying Party delivers a Notice of Election within the required notice period, the indemnifying Party shall assume sole control over the defense and settlement of the claim; provided, however, that (i) the indemnifying Party shall keep the indemnified Party fully apprised at all times as to the status of the defense, and (ii) the indemnifying Party shall obtain the prior written approval of the indemnified Party before entering into any settlement of such claim asserting any liability against the indemnified Party or imposing any obligations or restrictions on the indemnified Party or ceasing to defend against such claim. The indemnifying Party shall not be liable for any legal fees or expenses incurred by the indemnified Party following the delivery of a Notice of Election; provided, however, that (i) the indemnified Party shall be entitled to employ counsel at its own expense to participate in the handling of the claim, and (ii) the indemnifying Party shall pay the fees and expenses associated with such counsel if, in the reasonable judgment of the indemnified Party, based on an opinion of counsel, there is a conflict of interest with respect to such claim or if the indemnifying Party has requested the assistance of the indemnified Party in the defense of the claim or the indemnifying Party has failed to defend the claim diligently. The indemnifying Party shall not be obligated to indemnify the indemnified Party for any amount paid or payable by such indemnified Party in the settlement of any claim if (x) the indemnifying Party has delivered a timely Notice of Election and such amount was agreed to without the written consent of the indemnifying Party, (y) the indemnified Party has not provided the indemnifying Party with notice of such claim and a reasonable opportunity to respond thereto, or (z) the time period within which to deliver a Notice of Election has not yet expired.

(c) PROCEDURE WHERE NO NOTICE OF ELECTION IS DELIVERED. If the indemnifying Party does not deliver a Notice of Election relating to any claim within the required notice period, the indemnified Party shall have the right to defend the claim in such manner, as it may deem appropriate. The indemnifying Party shall promptly reimburse the indemnified Party for all such costs and expenses incurred by the indemnified Party, including attorneys' fees.



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16.5  INDEMNITY BY HP-OMS FOR PROFESSIONAL ERRORS AND OMISSIONS. HP-OMS agrees to indemnify, defend and hold harmless Customer, its Affiliates and their respective officers, directors, employees, agents, representatives, successors, and assigns from any and all Losses arising from or in connection with any of the following, all subject to the limitation of liability as per Section 18 (LIMITATION OF LIABILITY) hereunder:

(a) All Losses sustained by Customer due to acts or omissions of HP-OMS, HP-OMS Personnel (or those acting on their behalf) in the rendering of their services, and

(b) All Losses relating to third party claims arising from acts or omissions of HP-OMS, HP-OMS Personnel (or those acting on their behalf) in the rendering of their services.


17.  CONFIDENTIAL INFORMATION

17.1 CONFIDENTIAL INFORMATION. HP-OMS and Customer each acknowledges that the other possesses and will continue to possess information that has been developed or received by it, has commercial value in its or its customer's business and is not in the public domain. Except as otherwise specifically agreed in writing by the Parties, "CONFIDENTIAL INFORMATION" means (i) this Agreement and the terms thereof; (ii) all information marked confidential, restricted or proprietary by either Party; and (iii) any other information that is treated as confidential by the disclosing Party and would reasonably be understood to be confidential, whether or not so marked. In the case of Customer, Confidential Information also shall include Software provided to HP-OMS by or through Customer, Developed Materials, Customer Data, attorney-client privileged materials, attorney work product, customer lists, customer information and pricing, strategic plans, account information, research information, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, third party contracts, internal or external audits, law suits or other information or data obtained, received, transmitted, processed, stored, archived, or maintained by HP-OMS under this Agreement. By way of example, Customer Confidential Information shall include plans for changes in Customer facilities, business units and product lines, plans for business mergers, acquisitions or divestitures, rate information, plans for the development and marketing of new products, financial forecasts and budgets, technical proprietary information, employee lists and company telephone or e-mail directories. In the case of HP-OMS, Confidential Information shall include financial information, account information, information regarding HP-OMS' business plans and operations, and proprietary software (e.g., the HP-OMS Software), documentation, tools and methodologies owned by HP-OMS and used in the performance of the Services, trade secrets, financial/accounting information, human resources and personnel information, marketing/sales information, information regarding businesses, plans, operations, products, third party contracts, internal or external audits.


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17.2  OBLIGATIONS.

(a) During the Term of this Agreement and at all times thereafter, HP-OMS and Customer shall not disclose, and shall maintain the confidentiality of, all Confidential Information of the other Party. Customer and HP-OMS shall each use at least the same degree of care to safeguard and to prevent disclosing to third parties the Confidential Information of the other as it employs to avoid unauthorized disclosure, publication, dissemination, destruction, loss, or alteration of its own like information (or information of its customers) of a similar nature, but not less than reasonable care. HP-OMS Personnel shall have access to Customer Confidential Information only to the extent necessary for such person to perform his or her obligations under or with respect to this Agreement or as otherwise naturally occurs in such person's scope of responsibility, provided that such access is not in violation of applicable law.

(b) The Parties may disclose Confidential Information to their Affiliates, auditors, attorneys, accountants, consultants, contractors and subcontractors, where (A) use by such person or entity is authorized under this Agreement, (B) such disclosure is necessary for the performance of such person's or entity's obligations under or with respect to this Agreement or otherwise naturally occurs in such person's or entity's scope of responsibility, (C) the person or entity (and its applicable officers and employees) agree in writing to assume the obligations described in this Section, and (D) the disclosing Party assumes full responsibility for the acts or omissions of such person or entity and takes all reasonable measures to ensure that the Confidential Information is not disclosed or used in contravention of this Agreement. Any disclosure to such person or entity shall be under the terms and conditions as provided herein. Each Party's Confidential Information shall remain the property of such Party.


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(c)       Neither Party shall (i) make any use or copies of the Confidential
          Information of the other Party except as contemplated by this Agreement, (ii) acquire any right in or assert any lien against the Confidential Information of the other Party, (iii) sell, assign, transfer, lease, or otherwise dispose of Confidential Information to third parties or commercially exploit such information, including through derivative works, or (iv) refuse for any reason (including a default or material breach of this Agreement by the other Party) to promptly provide the other Party's Confidential Information (including copies thereof) to the other Party if requested to do so. Upon expiration or any termination of this Agreement and completion of each Party's obligations under this Agreement, each Party shall return or destroy, as the other Party may direct, all documentation in any medium that contains, refers to, or relates to the other Party's Confidential Information within ten (10) business days. Each Party shall deliver to the other Party written certification of its compliance with the preceding sentence signed by an officer of such Party. In addition, each Party shall take all necessary steps to ensure that its employees comply with these confidentiality provisions.

17.3 EXCLUSIONS. Section 17.2 (OBLIGATIONS) shall not apply to any particular information which the receiving Party can demonstrate by written documentation (i) is, at the time of disclosure to it, in the public domain other than through a breach of the receiving Party's or a third party's confidentiality obligations; (ii) after disclosure to it, is published by the disclosing Party or otherwise becomes part of the public domain other than through a breach of the receiving Party's or a third party's confidentiality obligations; (iii) is lawfully in the possession of the receiving Party at the time of disclosure to it;
          (iv) is received from a third party having a lawful right to disclose such information; or (v) is independently developed by the receiving Party without reference to Confidential Information of the furnishing Party. In addition, the receiving Party shall not be considered to have breached its obligations under this Section 17 for disclosing Confidential Information of the other Party as required, in the opinion of legal counsel, to satisfy any legal requirement of a competent government body, provided that, promptly upon receiving any such request, such Party advises the other Party of the Confidential Information to be disclosed and the identity of the third party requiring such disclosure prior to making such disclosure in order that the other Party may interpose an objection to such disclosure, take action to assure confidential handling of the Confidential Information, or take such other action as it deems appropriate to protect the Confidential Information. The receiving Party shall use commercially reasonable efforts to cooperate with the disclosing Party in its efforts to seek a protective order or other appropriate remedy or in the event such protective order or other remedy is not obtained, to obtain assurance that confidential treatment will be accorded such Confidential Information.


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17.4  LOSS OF CONFIDENTIAL INFORMATION. Each Party shall: (i) immediately notify the other Party of any possession, use, knowledge, disclosure, or loss of such other Party's Confidential Information in contravention of this Agreement; (ii) promptly furnish to the other Party all known details and assist such other Party in investigating and/or preventing the reoccurrence of such possession, use, knowledge, disclosure, or loss; (iii) cooperate with the other Party in any investigation or litigation deemed necessary by such other Party to protect its rights; and (iv) promptly use all commercially reasonable efforts to prevent further possession, use, knowledge, disclosure, or loss of Confidential Information in contravention of this Agreement. Each Party shall bear any costs it incurs in complying with this
          Section 17.4.

17.5 NO IMPLIED RIGHTS. Nothing contained in this Section 17 shall be construed as obligating a Party to disclose its Confidential Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to any Confidential Information of the other Party.

17.6 SURVIVAL. The Parties' obligations of non-disclosure and confidentiality shall survive the expiration or termination of this Agreement for a period of ten (10) years.


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18.  LIMITATION OF LIABILITY

18.1 CAP ON OVERALL LIABILITY. Except as provided in Section 18.3 (EXCEPTIONS TO LIMITATIONS OF LIABILITY), notwithstanding any provision in this Agreement and/or any applicable law, and to the extent each Party is held legally liable to the other under or in connection with this Agreement, HP-OMS' aggregate liability under this Agreement, for any reason and upon all claims and causes of action, is hereby limited to direct damages up to Four Million United States dollars (US $4,000,000).

18.2 EXCLUSION OF CERTAIN DAMAGE TYPES. IN NO EVENT WILL EITHER CUSTOMER OR HP-OMS OR THEIR RESPECTIVE AFFILIATES, SUBCONTRACTORS/CUSTOMER CONTRACTORS AND SUPPLIERS BE LIABLE FOR ANY CONSEQUENTIAL, SPECIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES, INCLUDING WITHOUT LIMITATION FOR LOSS OF GOODWILL, LOSS OF SAVINGS OR REVENUE, LOSS OF ACTUAL OR ANTICIPATED PROFITS, EVEN IF IT HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

18.3  EXCEPTIONS TO LIMITATIONS OF LIABILITY.

(a) The limitations of liability set forth in Section 18.1 (CAP ON OVERALL LIABILITY) shall not apply to amounts paid with respect to (i) third party claims that are the subject of indemnification under this Agreement in connection with a breach of a party's obligations under
          Section 14.4 (WARRANTIES OF NON-INFRINGEMENT) regarding infringement of intellectual property rights or in connection with liability under
          Section 16.3(a) (DEATH OR BODILY INJURY); or (ii) Direct Losses occasioned by the wrongful termination of this Agreement by HP-OMS.

18.4 ITEMS NOT CONSIDERED DAMAGES. Charges and other amounts that are due and owing to HP-OMS for Services performed under this Agreement shall not be considered damages subject to, and shall not be counted toward the liability cap specified in Section 18.1 (CAP ON OVERALL LIABILITY).


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18.5  ACKNOWLEDGED DIRECT DAMAGES. Direct costs and expenses incurred (i) to recover, recreate lost data; (ii) to restore Software; (iii) as a result of system downtime; (iv) to implement a workaround in respect of a failure to provide any Services; or (v) to procure the Services or corrected Services from an alternative source or to bring the Services in-house, including the costs and expenses associated with the retention of independent consultants and legal counsel to assist with any re-sourcing, all to the extent in excess of the prorated Target Price under this Agreement, shall be considered direct damages and neither Party shall assert that they are indirect, incidental, collateral, consequential or special damages or lost profits to the extent they result directly from either Party's failure to perform in accordance with this Agreement.

18.6 CONFIDENTIAL INFORMATION; DEATH/BODILY INJURY. Notwithstanding anything in this Agreement to the contrary, each party shall be entitled to recover all Losses occasioned by the intentional or grossly negligent breach of a party's obligations under Section 17 (CONFIDENTIAL INFORMATION) or all Losses in connection with liability under Section 16.3(a) (DEATH OR BODILY INJURY).

19.  INSURANCE

19.1  INSURANCE.

(a) REQUIREMENTS. With respect to performance hereunder both parties agree to maintain, at all times during the term of this Agreement, the following minimum insurance coverages and limits and any additional insurance and/or bonds required by law:

          (i)   Workers Compensation insurance as required by applicable law.

          (ii) Third Party liability insurance, covering legal liability for physical loss or damage and/or bodily injury occurring to any person and/or property of any person and/or entity.

          (iii) Products liability/completed operations insurance, covering legal liability for physical loss or damage and/or bodily injury occurring to any person and/or property of any person and/or entity.

          The (i) Products liability/ completed operations policy and the (ii) Third Party liability insurance arranged by HP OMS shall be extended to include the Customer as additional insured in respect of Customer's liability for negligent acts and/or omissions of HP-OMS and HP-OMS Personnel subject to Cross Liability clause.

          Policies of HP-OMS as described in (b)-(c) below shall be with a single limit of: $[**] any one occurrence and in all for an annual insurance period.


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(b)       HP OMS undertakes to additionaly arrange the following insurance policies at all times during the term of this agreement:

          Employers Liability insurance, covering the liability of HP OMS towards its employees, for death, injury or disease occurring during and/or as a result of their employment, with a limit of $[**] any one occurrence and in all for an annual insurance period. The policy shall be extended to include Customer as an additional insured, insofar it is considered as the employer of any of HP OMS's employees.

(c) APPROVED COMPANIES. All such insurance shall be procured with reputable insurance companies.

(d) PRIMARY, NON-CONTRIBUTORY POLICIES. Products liability insurance, third party liability insurance and Employers liability insurance required by this Agreement from HP-OMS, shall be primary and non-contributory with respect to other insurance which may be available to Customer and its affiliates and/or their officers, directors and employees.

(e) ENDORSEMENTS. The cancellation clause on the certificate of insurance will be amended to read as follows:

          "THE ISSUING COMPANY WILL MAIL 30 DAYS WRITTEN NOTICE TO THE CERTIFICATE HOLDER PRIOR TO CANCELLATION OR A MATERIAL CHANGE TO POLICY DESCRIBED ABOVE."

(f) NO IMPLIED LIMITATION. The obligation of the parties to provide the insurance specified herein shall not limit in any way any of their obligations or liabilities provided elsewhere in this Agreement.

(g) SUBCONTRACTORS. HP-OMS shall also require all Subcontractors used by HP-OMS for the provision of the Services to maintain an appropriate insurance to the extent it is required to maintain under this contract.

(h) DEDUCTIBLES. The deductible amounts of each insurance policy required hereunder shall not exceed US$[**] each occurance.


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(i)       Both parties shall furnish upon request to the other party annually an insurance certificate evidencing the above-mentioned insurance policies, as relevant. Both parties undertake to notify the other party in advance at least thirty (30) days prior to cancellation or material change of any of such party's insurance policies detailed in this Section above.

(j) It is hereby agreed that in respect to coverage provided to Customer under HP OMS's policies as aforesaid, the limit of liability under the policies shall in no way exceed the limitation of liability granted to HP OMS under Section 18 (LIMITATION OF LIABILITY).

19.2  RISK OF LOSS.

(a) GENERAL. Except as otherwise provided in Section 16 (INDEMNITIES), each Party shall be responsible for risk of loss of, and damage to, any Hardware, Software or other materials owned by or licensed to such Party, unless loss or damage is caused by the intentional misconduct or negligence of the other party. Each Party shall promptly notify the other of any damage (except normal wear and tear), destruction, loss, theft, or governmental taking of any item of Hardware, Software or other materials in the possession or under the control of such Party, whether or not insured against by such Party, whether partial or complete, which is caused by any act, omission, fault or neglect of such Party ("EVENT OF LOSS"). Such Party shall be responsible for the cost of any necessary repair or replacement of such Hardware, Software or other materials due to an Event of Loss. For a Customer Event of Loss, HP-OMS shall coordinate and oversee repair or replacement performed by a third-party on a Pass-Through Expenses basis, or by HP-OMS at agreed-upon prices.

(b) WAIVER. Except as provided below, HP-OMS and Customer each waive all rights to recover against the other Party for damage, destruction, loss, theft, or governmental taking of their respective real or tangible personal property (whether owned or leased) from any cause to the extent covered by insurance maintained by each of them, including their respective deductibles or self-insured retentions. This waiver of subrogation shall not extend to the damage, destruction, loss or theft of real or tangible personal property caused by the negligence or other tortious conduct of the other Party or the failure of the other Party to comply with its obligations under this Agreement.


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20.  TERM; BREACH; AND TERMINATION

20.1  TERM

(a) INITIAL TERM. The initial term of this Agreement shall commence on the Commencement Date and continue for six (6) years (the "INITIAL TERM"), unless terminated earlier in accordance with this Agreement.

(b) EXTENDED TERM. Customer, by notifying HP-OMS in writing at least one hundred and eighty (180) days prior to the expiration of the Initial Term, may extend the effectiveness of this Agreement at the then current Target Price and under the same terms and conditions which were in effect just prior to such expiration, for a period of up to twenty-four (24) months (the "EXTENDED TERM").

20.2  TERMINATION FOR CAUSE BY CUSTOMER; OTHER REMEDIES

(a) HP-OMS' FAILURE TO CURE MATERIAL BREACH. The Customer may terminate this Agreement immediately at any time by written notice to HP-OMS if HP-OMS is in material breach of any of its obligations under this Agreement and fails to remedy the breach for a period of thirty (30) days after a written notice by the Customer specifying the material breach.

(b) CHANGE OF CONTROL. Customer may terminate this Agreement immediately upon written notice to HP-OMS in the event that HP-OMS experiences (in one transaction or any series of transactions) a change of majority ownership ("CHANGE OF CONTROL"), unless prior to such Change of Control Customer is notified of such change and (i) Hewlett-Packard Israel Ltd. agrees in writing to accept an assignment of this Agreement; or (ii) Customer provides its written consent to such Change of Control.

(C) GUARANTEE FROM HEWLETT-PACKARD ISRAEL LTD. In addition to its other rights and remedies against HP-OMS under this Agreement, in the event of a breach by HP-OMS hereunder, Customer may, at any time, exercise its rights as a beneficiary to the Guarantee, executed by Hewlett-Packard Israel Ltd., attached hereto as Exhibit L.


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(d)       STEP-IN RIGHTS. Without prejudice to any of the Customer's other rights:

          if any default or non-performance by HP-OMS under this Agreement in relation to any Service materially affects the performance of any critical function of the Customer for more than forty-eight (48) hours, the Customer may, at its option, take control of the relevant Services and take such other action as is reasonably necessary to restore the affected function of the Customer or otherwise continue the provision of the Services ("STEP-IN RIGHTS"). To the extent Customer exercises its Step-in Rights, HP-OMS shall be released from its obligation to meet the relevant Service Level (over which Customer has taken control) solely during the period in which the affected function is being corrected. Once corrected, HP-OMS shall resume responsibility for such Service Level. HP-OMS shall co-operate fully with the Customer and its Customer Contractors, in accordance with
          Section 11.5 (HP-OMS COOPERATION); provided, however, that HP-OMS may require any person or entity which is not a Party to this Agreement to execute its confidentiality agreement with HP-OMS, in a form which contains terms substantially similar to the terms set out in Section 17 (CONFIDENTIAL INFORMATION) hereof. Any third party used by Customer pursuant to this Section shall be deemed a Contractor of Customer.

(e) OTHER REMEDIES. In addition to its rights and remedies under this Agreement, the each party may exercise all available legal and equitable remedies (except to the extent such remedies are inconsistent with the terms of this Agreement), including, but not limited to, seeking relief for compensation or seeking orders for declaration, injunctive relief or damages or such other orders and relief as it may think fit.



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20.3  MUTUAL RIGHT OF TERMINATION. Either Party may terminate this Agreement, immediately at any time by written notice to the other Party, if the other Party (or in the event the other Party is HP-OMS, then Hewlett-Packard Israel Ltd or in the event the other Party is Customer, then Tecnomatix Technologies Ltd) (i) has a receiver appointed or an assignee for the benefit of creditors; (ii) is or becomes insolvent or is unable to pay debts as they become due; (iii) ceases to trade for a period of sixty (60) days (either in whole or as to any part or division involved in the performance of this Agreement) or (iv) ceases to operate in the normal course of business for a period of sixty (60) days (each of (i)-(iv) above an "INSOLVENCY EVENT"), unless the Insolvency Event is removed or is no longer in effect within forty-five (45) days of receipt of the notice of termination, in which case the initial Insolvency Event shall not be grounds for termination.

20.4 TERMINATION FOR CAUSE BY HP-OMS. HP-OMS may terminate this Agreement immediately by written notice to Customer if:

(a) Customer fails to pay any undisputed sums equal to or greater than twenty percent (20%) of the (then current) quarterly Target Price on an accumulated basis, due to HP-OMS under this Agreement, on the due date and such payment is not made within forty-five (45) days after a written notice requiring the same; and provided that HP-OMS has given Customer a second written notice of its intention to terminate the Agreement at least fifteen (15) days (but not more than twenty (20) days) prior to the expiration of such forty-five (45) day period.

20.5  TERMINATION FOR CONVENIENCE

(a) BY CUSTOMER. The Customer may terminate this Agreement for convenience by giving HP-OMS at least one hundred and eighty (180) days prior written notice, such notice not to be given before the end of the first year and a half following the Commencement Date. On the effective date of such termination, Customer shall pay to HP-OMS the Termination Fees and compensation amounts as specified in Exhibit E hereto.

(b) BY HP-OMS. HP-OMS may terminate this Agreement for convenience by giving the Customer at least one year's prior written notice, such notice not to be given before the end of the third year following the Commencement Date.


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20.6  CONSEQUENCES UPON TERMINATION OR EXPIRATION

(a) RETURN OF HP-OMS OWNED MATERIALS AND OTHER HARDWARE. Upon the expiration or earlier termination of the Term for any reason whatsoever, the Customer will return (or relinquish access), within thirty (30) days of its receipt of HP-OMS' notice to that effect, to HP-OMS the HP-OMS Owned Materials and HP-OMS owned Hardware, subject to Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT), and which are in Customer's possession or control;

(b) RETURN OF CUSTOMER OWNED MATERIALS. Upon the expiration of the Term or earlier termination of this Agreement, as the case may be, for any reason whatsoever, with respect to Materials owned by Customer (including but not limited to the Customer Pre-Commencement-Owned Materials and Customer Software obtained by Customer after the Commencement Date), HP-OMS shall, at no cost to Customer:

(i) deliver to Customer all such Materials in the format and medium in use by HP-OMS in connection with the Services as of the date of such expiration or termination; and

(ii) following completion by HP-OMS of any Termination Assistance Services for which such Materials are required, destroy or securely erase all copies of such Materials then in HP-OMS' possession and cease using such Materials for any purpose.

(C) UPGRADED HP-OMS SOFTWARE, THIRD PARTY CONTRACTS; CONTINUING SUPPORT. Upon the expiration of the Term or earlier termination of this Agreement for any reason whatsoever:

          (i) HP-OMS, unless otherwise agreed in advance by Customer in accordance with Section 14.2(b) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION; THIRD PARTY CONTRACT TERMS),

                A. shall deliver to Customer a copy of all HP-OMS Software, (excluding Software which is part of the Facilities Setup Assets), upgraded to at least the second to most, if not the most, updated version of such Software, associated documentation, and all applicable Third Party Contracts used by HP-OMS in the provision of the Services (to which Customer shall receive a license or assignment), in accordance with Section 14.2(b) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION; THIRD PARTY CONTRACT TERMS); and

                B. Except as otherwise expressly set forth in this Agreement and the exhibits thereto, Customer shall not be obligated to pay any license fees (associated with any period prior to the expiration of the Term or earlier termination of this Agreement for any reason) or transfer fees in connection with its receipt of the licenses and other rights specified in this Section (collectively, "TRANSFER FEES"); provided, however, that where Customer terminates this Agreement for convenience, (i) Customer shall be responsible for paying such Transfer Fees, and (ii) Customer shall be responsible for the actual termination fees incurred by HP-OMS associated with the termination of Third Party Contracts. Notwithstanding the foregoing, the amounts payable under subsections (i) and (ii) shall not exceed the then applicable quarterly Target Price payment.


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(d)   TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT.
      In the event of termination of this Agreement for any reason whatsoever HP-OMS shall transfer the Termination Assets to Customer and Customer shall purchase such Assets in accordance with the terms set out in Section 7 (TERMINATION) of Exhibit E.

(e)   HARDWARE AND SOFTWARE MAINTENANCE REINSTATEMENT FEES.

          (i) HP-OMS shall not terminate any Third Party Contract for the support or maintenance of HP-OMS Hardware or HP-OMS Software ("THIRD PARTY SUPPORT CONTRACTS"), under which Customer was receiving support or maintenance just prior to the Commencement Date without Customer's prior written consent, given in Customer's sole discretion. For the avoidance of doubt, Customer may condition its consent on HP-OMS' agreement to pay any third party maintenance reinstatement fees otherwise chargeable to Customer to the relevant third party (due to lapse or non renewal of such support or maintenance), upon expiration of the Term or earlier termination of this Agreement.

          (ii) Without limiting the generality of the foreogoing, where HP-OMS provides direct support or maintenance for HP-OMS Hardware or HP-OMS Software, HP-OMS, upon expiration of the Term or earlier termination of this Agreement, shall continue to provide such support or maintenance to Customer as part of Termination Assistance Services, if requested by Customer.


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(f)       HARDWARE TRANSFERRED BACK NOT AT PROPER WARRANTY LEVELS. In the event that HP-OMS transfers to Customer any Hardware included within the Refreshed Assets, Add-On Assets or New Customer Employee Assets, in accordance with Section 20.6(d) (TRANSFER OF TERMINATION ASSETS ON TERMINATION/EXPIRATION OF AGREEMENT) with a remaining warranty period shorter than the standard warranty period generally maintained by Customer for such Hardware type (as specified in Exhibit B), considering the purchase date of such Hardware, HP-OMS shall be responsible for paying the fees Customer would otherwise pay to a third party manufacturer to purchase the required additional warranty service.

(g) HIRING. Customer or its designee shall be permitted to undertake, without interference from HP-OMS, HP-OMS Subcontractors or Affiliates to hire, effective after the later of the termination of this Agreement or completion of any Termination Assistance Services requested by Customer: (i) any HP-OMS Personnel primarily assigned to the performance of Services within the 12-month period prior to the date of expiration of the Term or termination of this Agreement; and
          (ii) any former Transitioned Employees. HP-OMS shall waive, and shall cause HP-OMS Subcontractors and Affiliates to waive, their rights, if any, under contracts with such personnel restricting the ability of such personnel to be recruited or hired by Customer or its designee. Customer or its designee shall have reasonable access to such HP-OMS personnel for interviews, evaluations and recruitment. Customer shall endeavor to conduct the above-described hiring activity in a manner that is not unnecessarily disruptive of the performance by HP-OMS of its obligations under this Agreement. All such personnel and Transitioned Employees, if hired by Customer, shall be transferred to Customer without any employer liabilities, such as severance pay, vacation, and the like.


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20.7  TERMINATION ASSISTANCE SERVICES

(a) Upon expiration of the Initial Term or Extended Term or earlier termination of this Agreement for any reason, HP-OMS, at the Customer's request in writing, shall perform the Termination Assistance Services as provided herein for a period of up to (as determined by Customer) twelve (12) months from the effective date of expiration or termination, as applicable the "TERMINATION ASSISTANCE PERIOD").

(b) Commencing from the date that is the earlier of six (6) months prior to the scheduled expiration or termination of this Agreement; or, where notice of termination for cause has been given under this Agreement, within fourteen (14) days after the receipt of that notice, HP-OMS and Customer shall meet regularly and as often as is required to develop and finalize a transition plan for the orderly transition of the Services to the Customer or its designee, for approval by the Customer, at least fourteen (14) days prior to the effective date of expiration or termination of the Initial Term or Extended Term, as applicable (the "TRANSITION-OUT PLAN").

(c) The Transition-Out Plan shall set out the obligations to be performed by each Party in connection with the orderly transition of the Services to the Customer (including estimates of the resources required to achieve that transition), or its designee and shall include, in addition to the requirements set out in this Section, those matters described in Exhibit M [Termination Assistance Services].

(d) Termination Assistance Services may include, among other services, any service or assistance required by Customer for facilitating the transfer of Operations Services to Customer or to a new service provider, assistance and training and relocation of Customer Hardware and Customer Software from HP-OMS sites to Customer Site(s) or new service provider locations, as indicated by Customer.

(e)       As part of the Termination Assistance Services, HP-OMS shall:

          (i) do all reasonable things, execute all documents and provide the Customer with all reasonable assistance, information, forms, templates and documents which are required to enable services similar to the Services to be provided to the Customer internally or by another service provider in a manner which ensures orderly transition and continuity of service all as more fully described in Exhibit M [Termination Assistance Services];


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          (ii)   ensure that Customer receives all current and updated Customer
                 Data, Customer Databases, manuals, and the current and updated source and object code of all HP-OMS Software (including Third Party Software, provided the consent of the third party licensor has been obtained): (a) on the applicable Hardware transferred back from HP-OMS, in accordance with this Agreement; or (b) where Customer does not receive the return of such Hardware, in accordance with this Agreement, on appropriate media in a readily useable format, as instructed by Customer;

          (iii) deliver (and not retain any copies thereof) to the Customer all material forms of:

                 A.   the Customer's Confidential Information;

                 B.   other property of the Customer relating to the Services;
                      and

                 C. the current and updated source and object code of the Customer Software;

                 in the possession, power or control of HP-OMS or any HP-OMS Subcontractors, including all backup copies thereof (whether or not those material forms were created by HP-OMS or HP-OMS Subcontractors);

          (iv) except with the prior consent of the Customer, cease accessing any of the Customer's systems, electronic or communications links;

          (v) at the Customer's request, continue for a period not exceeding twelve (12) months after the effective date of Agreement termination or expiration to supply the Services to the Customer on the terms and conditions of this Agreement pursuant to a statement of work to be agreed by both parties which will specify the scope, time period and other terms and conditions thereof;


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          (vi)   provide to the Customer and its designated representatives, such training in the HP-OMS Software used by HP-OMS in the provision of the Services, as the Customer may reasonably request, for a period of up to three (3) months;

          (vii)  perform the other obligations set out in the Transition-Out
                 Plan

(f) HP-OMS shall perform the Termination Assistance Services at the lower of (a) the discounted rates applicable to the Bank of Work Hours, set out in Exhibit E, Section 3.2 (BANK OF WORK HOURS); or (b) HP-OMS` then current standard fees for such services. HP-OMS' performance of Termination Assistance Services is subject to (i) Customer's prior payment of all undisputed amounts due to HP-OMS under this Agreement (and all disputed amounts to the Escrow Agent in accordance with Section 10.5 (ESCROW OF DISPUTED AMOUNTS) up to the date of termination or expiration of the Initial Term or Extended Term, as applicable, and (ii) Customer allowing HP-OMS to use reasonably, at no charge, any Customer resources and Customer Sites required to provide the Termination Assistance Services.

(g) To the extent HP-OMS provides Termination Assistance Services during the Initial Term or the Extended Term, the terms and condition of this Agreement will remain in force, including but not limited to the Service Levels and the applicable Service Level Credits. If Termination Assistance Services is provided after the expiration or termination of the Initial Term or the Extended Term, then Customer shall be entitled to receive services which are the same or similar to the Services in accordance with an agreed statement of work and service levels, based on the Service Levels, subject to the fees chargeable in accordance with Section 20.7(f) above.


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21.    GENERAL

21.1 NON-RESTRICTIVE RELATIONSHIP. Nothing contained in this Agreement shall be construed as creating a joint venture, partnership or employment relationship between the Parties, nor shall either Party have the right, power or authority to create any obligation or duty, express or implied, on behalf of the other. This Agreement will not be interpreted as preventing HP-OMS from entering into similar agreements with others, whether or not in the same industry, subject to Section 5.7(b) (RESTRICTIONS ON PERFORMING SERVICES TO COMPETITORS; CHANGES TO SYSTEM ADMINISTRATION PASSWORDS).

21.2      SECURITY

(a) PHYSICAL SECURITY. Customer is responsible for the physical security of the Customer Sites; provided, that HP-OMS shall be responsible for the safety and physical access and control of the areas that HP-OMS is using in performing the Services, and HP-OMS shall not permit any person to have access to, or control of, any such area unless such access or control is permitted in accordance with control procedures approved by Customer or any higher standard agreed to by Customer and HP-OMS (all to the extent that Customer provides HP-OMS the physical ability to limit access and control over such areas). HP-OMS shall be solely responsible for compliance by HP-OMS Personnel with such control procedures, including obtaining advance approval to the extent required.

(b) SECURITY PROCEDURES AT CUSTOMER SITES. HP-OMS shall maintain and cause HP-OMS Personnel to adhere to the operational, safety and security standards, requirements and procedures then in effect at the Customer Sites, as such standards, requirements and procedures may be modified by Customer from time to time (to the extent HP-OMS has received written notice of such standards, requirements and procedures or modifications thereof).


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(c)       SAFEGUARDING CUSTOMER DATA.

          (i) SAFEGUARDING PROCEDURES. HP-OMS shall establish and maintain environmental, safety and facility procedures, data security procedures and other safeguards against the destruction, loss, unauthorized access or alteration of Customer Data in the possession of HP-OMS which are in accordance with Customer's security policy to be established as described in Exhibit D-. HP-OMS shall provide to Customer backup copies of Customer Data, in accordance with Customer's backup procedures in effect as of the Commmencement Date, and Customer shall have the right to keep such backup copies of the Customer Data in Customer's or a third party's possession at Customer's expense if Customer so chooses. HP-OMS shall remove all Customer Data from any media taken out of service and shall destroy or securely erase such media. No media on which Customer Data is stored may be used or re-used to store data of any other customer of HP-OMS or to deliver data to a third party, including another HP-OMS customer, unless securely erased. In the event HP-OMS discovers or is notified of a breach or potential breach of security relating to Customer Data, HP-OMS will promptly notify Customer and investigate and remedy the effects of such breach or potential breach of security.

          (ii) RECONSTRUCTION PROCEDURES. As part of the Services, HP-OMS shall be responsible for developing and maintaining procedures for the reconstruction of lost Customer Data which arein accordance with Customer's security policy to be established as described in Exhibit D-.

          (iii) CORRECTIONS. HP-OMS shall correct, at no charge to Customer, any destruction, loss or alteration of any Customer Data attributable to the failure of HP-OMS or HP-OMS Personnel to comply with HP-OMS' obligations under this Agreement.


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21.3      FILE ACCESS. Customer will have unrestricted access to, and the right to review and retain, all computer or other files containing Customer Data, as well as all systems and network logs. At no time will any of such files or other materials or information be stored or held in a form or manner not immediately accessible to Customer. HP-OMS shall provide to the Customer all passwords, codes, comments, keys, documentation and the locations of any such files promptly upon the request of Customer, including Hardware and Software keys and such information as to format, encryption (if any) and any other specifications or information necessary for Customer to retrieve, read, revise and/or maintain such files.

21.4 PUBLICITY. Without derogating from HP-OMS' confidentiality obligations, HP-OMS may not use Customer as a reference in marketing HP-OMS services unless Customer, in its sole discretion, gives its express prior written consent to the specific case in which HP-OMS seeks to refer a prospective HP-OMS customer to Customer. For the avoidance of doubt, Customer's consent to act as a reference to one prospective HP-OMS customer does not imply Customer's agreement to act as a reference to any other prospective HP-OMS customers. In addition, in no event will either Party publicize or disclose to any third party, without the prior written consent of the other Party, any terms or conditions of this Agreement, including without limitation, the fact of its existence, except as required by applicable law.

21.5 NO ASSIGNMENT. Except with respect to HP-OMS' rights regarding the use of HP-OMS Subcontractors, neither Party may assign any rights or obligations under this Agreement without the prior written consent of the other Party; provided, however, that each Party may assign or transfer any rights and obligations hereunder to its Affiliate, provided that the assigning Party remains liable hereunder, subject to
          Section 20.2(b) (CHANGE OF CONTROL). For the avoidance of doubts:
          HP-OMS' issuance of invoices in accordance with Exhibit E to entities other than Customer shall not be deemed an assignment of Customers legal undertaking pursuant to this agreement and the exhibits thereto, to pay all amounts due to HP-OMS, and any non payment of such invoices, in full or in part, shall be considered as non payment by Customer, which shall entitle HP-OMS to all remedies and other rights prescribed by this agreement and by law.


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21.6      FORCE MAJEURE

          (a) FORCE MAJEURE EVENT. Performance delays, errors in performance or non-performance by a Party will be excused to the extent that performance is delayed or rendered impossible by earthquake, strike, fire, flood, governmental acts, governmental orders, or governmental restrictions, or where failure to perform is beyond a Party's reasonable control (each being a "FORCE MAJEURE EVENT") except to the extent the non-performing Party is at fault in failing to prevent or causing such default or delay, and provided that such default or delay cannot reasonably be circumvented by the non-performing Party through the use of alternate sources, workaround plans or other means, and such Party claiming a Force Majeure Event shall be entitled to a reasonable extension of time to remedy any such delay or failure to perform. Regular military reserve duty of HP-OMS Personnel, strike, lockout or labor dispute involving HP-OMS or a Subcontractor and its own personnel shall not excuse HP-OMS from its obligations hereunder. The Party claiming a Force Majure Event will give the other Party notice as soon as practically possible after becoming aware of the occurrence of a Force Majeure Event and will describe at a reasonable level of detail the circumstances of the Force Majeure Event, the steps being taken to address such Force Majeure Event, and how long it is expected to continue. If a Force Majeure Event prevents delivery of a material portion of the Operations Services for more than sixty (60) days, Customer, with immediate effect upon written notice to HP-OMS, may terminate this Agreement, or may negotiate a Change Request, in accordance with the procedures set out in Section 11 (CHANGE MANAGEMENT) for changes to the Agreement. Subject to the foregoing, Customer shall remain liable to pay HP-OMS such portion of the Target Price equitably adjusted according to the portion of the Operations Services which HP-OMS continues to perform in accordance with the Agreement for the duration of such Force Majeure Event.

          (b) DISASTER RECOVERY. Upon the occurrence of a Force Majeure Event, HP-OMS shall implement promptly, as appropriate, its disaster recovery plan and provide disaster recovery services, and shall periodically update and test such disaster recovery plan, as described in Exhibit D. The occurrence of a Force Majeure Event shall not relieve HP-OMS of its obligation to implement its disaster recovery plan and provide disaster recovery services. HP-OMS shall provide the disaster recovery services for a separate fee to be agreed upon the parties.

          (c) ALLOCATION OF RESOURCES. Without limiting HP-OMS' obligations under this Agreement, whenever a Force Majeure Event or disaster causes HP-OMS to allocate limited resources between or among HP-OMS' customers and Affiliates, Customer shall receive at least the same treatment as comparable HP-OMS customers.


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21.7  DISPUTE RESOLUTION PROCESS.

     (a) GOVERNANCE. Any dispute between the Parties shall be resolved in accordance with Exhibit N (GOVERNANCE). HP-OMS and Customer shall each appoint one or more Project Manager(s) of suitable experience to be its primary contact(s) to be responsible for performance of this Agreement according to Sections 5.4 (MANAGEMENT OF HP-OMS PERSONNEL) and 6.2 (CUSTOMER PROJECT MANAGER(S)) above. The Parties, including the Project Managers, will meet at mutually agreed times and locations to discuss issues arising in connection with performance of this Agreement. In the event there is a dispute, which cannot be resolved at these review meetings, either party may request in writing that the Service Account managers of HP-OMS and the Director of Information Technology of the Customer meet separately within ten (10) days to resolve the dispute. If the dispute has not been resolved to the mutual satisfaction of both Parties within ten (10) days of the meeting, then the dispute shall be referred to the HP-OMS Manager and the Customer's Manager who have authority to settle the dispute. If the dispute has not been resolved by these representatives within ten
          (10) days of the referral, HP-OMS and Customer will each designate a senior corporate executive who will meet to resolve the dispute.

      (b) MEDIATION.

          (i) If the dispute is not resolved within ten (10) days of the referral, the Parties may exercise their rights under this Agreement, provided that prior to seeking court action (except in the event that injunctive relief is required), the Parties shall make reasonable, good faith efforts to resolve the matter through nonbonding mediation (without prejudice to either Party's rights under Section 20 (TERM; BREACH; AND TERMINATION)), according to the following procedures:

          (ii) A single mediator, with the relevant technical and legal training, shall be appointed by agreement of the Parties; if the Parties fail to agree upon the mediator within thirty (30) days of notice of mediation, provided by either Party, the then president of the Israel Bar Association shall appoint the mediator. The mediator shall be made aware of the terms hereof prior to his appointment. The mediation shall be carried on continuously and completed within forty-five (45) business days of its commencement (or such other period agreed by the Parties) (the "MEDIATION PERIOD"). Each Party shall bear its own costs of participating in the mediation. If after the Mediation Period, the Parties have still not resolved their dispute, each Party may seek resolution in accordance with Section 21.16 (GOVERNING Law).

21.8 WAIVER. Neither Party's failure to exercise any of its rights under this Agreement shall constitute or be deemed to constitute a waiver or forfeiture of such rights.

21.9 SEVERABILITY. If any term or provision of this Agreement is held to be illegal or unenforceable, the validity or enforceability of the remainder of this Agreement shall not be affected.


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21.10     EXHIBITS. The Exhibits attached and listed below are part of this
          Agreement:

      Exhibit A       Services Description

      Exhibit B       Statement of Work

      Exhibit C       Service Level Agreement

      Exhibit D       Transition and Stabilization

      Exhibit E       Pricing and Pricing Principles

      Exhibit F       Employee Transfer Agreement

      Exhibit G       Project Staff and Key Contacts

      Exhibit H       Customer Sites

      Exhibit I       HP-OMS Software and Customer Software Categories

      Exhibit J       Customer Competitors

      Exhibit K       Guarantee of Tecnomatix Technologies Ltd.

      Exhibit L       Guarantee of Hewlett-Packard Israel Ltd.

      Exhibit M       Termination Assistance

      Exhibit N       Governance

      Exhibit O1      Third Party Contracts

      Exhibit O2      Not Transferred  Third Party Contracts

      Exhibit P       Escrow Agreement

21.11     SURVIVAL. The following provisions survive termination of this
          Agreement: Sections 5.7(b)(1) (RESTRICTIONS ON PERFORMING SERVICES TO COMPETITORS; CHANGES TO SYSTEM ADMINISTRATION PASSWORDS.) 10 (Price and Payment), 14.2-14.8 (FUNDAMENTAL OBLIGATIONS; WARRANTIES AND DISCLAIMERS), 15 (INTELLECTUAL PROPERTY RIGHTS), 16 (INDEMNITIES), 17 (CONFIDENTIAL INFORMATION), 18 (LIMITATION OF LIABILITY), 20 (TERM; BREACH; AND TERMINATION) and 21.7 (DISPUTE RESOLUTION PROCESS); 21.16 (GOVERNING LAW; JURISDICTION).


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21.12     HEADINGS. The headings in this Agreement are for the convenience of the Parties only, and are in no way intended to define or limit the scope or interpretation of the Agreement or any provision hereof.

21.13 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement between HP-OMS and Customer, and supersedes any prior or contemporaneous communications, representations or agreements between the Parties, whether oral or written, regarding the subject matter of this Agreement. Either Party's additional or different terms and conditions shall not apply. The terms and conditions of this Agreement may not be changed except by an amendment signed by an authorized representative of each Party.

21.14 CONFLICTS. If there is a conflict among the terms in the various documents within this Agreement:

          (a) to the extent the conflicting provisions can reasonably be interpreted so that such provisions are consistent with each other, such consistent interpretation will prevail; and

          (b) to the extent clause (a) above does not apply, the following order of precedence shall prevail:

                i) this Agreement (exclusive of its attachments) will prevail over a conflicting term in its Exhibits; and

                ii) an Exhibit will prevail over a conflicting term in its
                    Appendices.

21.15 NOTICES. All notices that are required to be given under this Agreement shall be in writing and shall be sent to the address of HP-OMS and Customer recipient set out below. For the purposes of this Section the address of each Party shall be:

          CUSTOMER: Tecnomatix Ltd

          Attention: Director of IT

          Address: 16 Hagalim Avenue, Herzlia Pituach, Israel

          Telephone: +972-9-9594777

          Facsimile: +972-9-9544402




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          WITH A COPY OF ALL DEFAULT NOTICES TO: CUSTOMER'S LEGAL COUNSEL at the
          above address

          HP-OMS: HP-OMS-COMPAQ (Israel) Ltd.

          Attention: Project Manager - Tecnomatix

          Address:  9 Dafna St. Ra'anana

          Telephone: 09-7623747

          Facsimile: 09-7425155

          WITH A COPY OF ALL DEFAULT NOTICES TO:

          Attention: HP-OMS Legal Counsel, at the above address

Unless specified otherwise in this Agreement, when HP-OMS or Customer is required to provide written notice to the other, such notice will be deemed given upon the earlier of:

     [i]    the day of receipt, if delivered in person or electronically;

     [ii] the day of receipt, if delivered by facsimile, upon confirmation of transmission, provided that a confirmatory copy is sent by first class pre-paid mail, overnight courier, or hand delivery by the end of the next business day.

     [iii] one (1) business day after being given to an express courier with a reliable system for tracking delivery; or

     [iv] three (3) business days after the date of mailing, when using local postal services, registered or certified mail, return receipt requested, postage prepaid.

21.16 GOVERNING LAW; JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of Israel. Subject to Section
          21.7 (DISPUTE RESOLUTION PROCESS), any dispute, controversy or claim arising out of or relating to this Agreement or the breach, termination or validity thereof shall be exclusively and finally settled in the competent courts in Tel Aviv, Israel.


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IN WITNESS WHEREOF, HP-OMS AND CUSTOMER, EACH ACTING WITH PROPER AUTHORITY, HAVE
CAUSED THIS AGREEMENT TO BE EXECUTED AS OF THE DATE SET FORTH BELOW.

Made in Israel, in two original counterparts, each Party receiving its own.


SIGNED FOR AND ON BEHALF OF                      SIGNED FOR AND ON BEHALF OF



TECNOMATIX LTD                                   HP-OMS-COMPAQ (ISRAEL)
LTD

By:        /s/ Harel Beit-On___________          By: /s/ Moshe Lasman

Name:      Harel Beit-On_______________          Name: Moshe Lasman

Title:     Chairman & CEO______________          Title: HPS Country Manager____

Date:      30.10.2003__________________          Date: 30.10.2003


By:        /s/ Efrat Safran____________          By: /s/ Shmuel Blank

Name:      Efrat Safran________________          Name: Shmuel Blank

Title:     General Counsel_____________          Title: HP-OMS General Manager

Date:      30.10.2003__________________          Date: 30.10.2003


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                            AGREEMENT AMENDMENT NO. 1


                EFFECTIVE AS OF THE 29TH DAY OF DECEMBER 29, 2003


By and Between                     TECNOMATIX LTD.
                                   16 Hagalim Avenue
                                   Herzlia Pituach
                                   Israel
                                                                   ("CUSTOMER")

And                                HP-O.M.S. (ISRAEL) LTD.
                                   9 Daphna Street
                                   Ra'anana
                                   Israel
                                                                   ("HP-OMS")



WHEREAS The parties have signed an Agreement on October 30th 2003 ("Main Agreement") for the provision of global IT outsourcing services to Customer by HP-OMS; and

WHEREAS The parties wish to amend the Main Agreement to include the following changes as stated hereunder:

NOW THEREFORE, THE PARTIES HAVE AGREED AS FOLLOWS:

     1. The Preamble to this Amendment shall constitute an obligatory and inseparable part thereof.

     2. This Amendment shall constitute an obligatory and inseparable part of the Main Agreement.

     3. The definition or interpretation of all the terms stated in this Amendment shall be as stated in the Main Agreement, unless stated otherwise herein or understood to mean otherwise in the context of this Amendment.

     4. It is agreed that Section 2.5 (b) of the Main Agreement shall be changed to read as follows:

          "(b) Without derogating from subsection (a) above, Customer and HP-OMS shall cooperate with each other to achieve their mutual goal of obtaining Government Approval as soon as possible, but not later than February 15, 2004. In the event that the Customer fails to obtain Government Approval by February 15, 2004, the parties, in good faith, shall use their best commercial efforts to resolve the matter to obtain such approval on an expedited basis."

                                       1
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                      CONFIDENTIAL TREATMENT FROM THE SEC


     5. All other terms and conditions of the Main Agreement shall remain unchanged.



     This Amendment shall be valid as of the date of signature by both the parties hereto.


AS WITNESS, THE PARTIES HAVE HEREBY SIGNED THIS AMENDMENT :


TECNOMATIX LTD.                                   HP-O.M.S. (ISRAEL) LTD.


/s/ Harel Beit-On                                /s/ Moshe Lasman
______________________________                   _______________________________
Signature(s) of Authorized                       Signature(s) of Authorized
Signatory(ies)                                   Signatory(ies)

Harel Beit-On                                    Moshe Lasman
_______________________________                  ______________________________
Name(s) of Authorized Signatory                  Name(s) of Authorized Signatory
(ies)                                            (ies)

/s/ Oren Steinberg
______________________________
Signature(s) of Authorized
Signatory(ies)

Oren Steinberg
_______________________________
Name(s) of Authorized Signatory
(ies)

Date:  December 29, 2003                         Date:  December 29, 2003

                                       2


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--------------------------------------------------------------------------------
                            AGREEMENT AMENDMENT NO. 2
--------------------------------------------------------------------------------

                    MADE AS OF THE 25TH DAY OF FEBRUARY 2004



    BETWEEN                        HP-OMS (ISRAEL) LTD.

                                   9 HA'DAFNA STREET

                                   RA'ANANA , ISRAEL

                                                                   ("HP-OMS")



    AND                            HEWLETT-PACKARD (ISRAEL) LTD.

                                   9 HA'DAFNA STREET

                                   RA'ANANA , ISRAEL

                                                                   ("HP")



    AND                            TECNOMATIX LTD.

                                   16 ABBA EBAN AVENUE,

                                   HERZLIA PITUACH, ISRAEL

                                                                   ("CUSTOMER")



WHEREAS, Customer and HP-OMS entered on October 30, 2003 into a SERVICES AGREEMENT FOR HP-OMS OPERATIONS SERVICES (the "AGREEMENT"); and

WHEREAS,          the  parties  entered on  December  29,  2003 into  Amendment
                  No. 1 to the Agreement (the Agreement and all Exhibits thereto, as previously amended by Amendment No. 1, shall be referred to herein as the "SERVICES AGREEMENT"); and

WHEREAS, Customer desire that HP-OMS shall assign the Services Agreement and all of HP-OMS' rights and obligations thereunder to HP; and HP-OMS and HP agree to such assignment; and

WHEREAS, the parties wish to further amend and/or clarify certain provisions in the Services Agreement as set forth herein.


NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, the parties agree as follows:

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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


1. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meaning ascribed to them under the Services Agreement.

2. HP-OMS hereby assigns the Services Agreement and all its rights and obligations thereunder to HP, its parent company, and HP hereby accepts such assignment and agrees to be bound and obligated by all the terms and conditions of the Services Agreement.

     As used in this Agreement, unless expressly otherwise stated or evident in the context, the term "HP-OMS (Israel) Ltd" shall be replaced by "Hewlett-Packard (Israel) Ltd." and the term "HP-OMS" shall be replaced by "HP".

3. Customer agrees that HP may engage and use the services of HP-OMS as a subcontractor to provide the Services under the Services Agreement to Customer.

4. The parties hereby declare and acknowledge that all the conditions precedent included in Section 2.5 of the Services Agreement have been fully satisfied and fulfilled. HP-OMS and HP specifically declare that they have received the approval of HP Corporate to the Services Agreement and to this Amendment No. 2. Notwithstanding anything to the contrary in the Services Agreement, the Effective Date of the Services Agreement shall be, for all intents and purposes, the signature date hereof and the Commencement Date shall be May 1, 2004.

5. Sub-section (b) of Section 20.2 of the Services Agreement (TERMINATION FOR CAUSE BY CUSTOMER; OTHER REMEDIES) shall be amended to read in its entirety as follows:

     (B) "CHANGE OF CONTROL. Customer may terminate this Agreement immediately upon written notice to HP in the event that HP experiences (in one transaction or any series of transactions) a change of majority ownership, following which the majority ownership of HP shall be held by a third party other than Hewlett Packard Company or an entity Controlled by it ("CHANGE OF CONTROL"), unless prior to such Change of Control Customer is notified of such change and (i) Hewlett-Packard Volendam B.V. or any other entity within the Hewlett Packard Company Group, which is approved by Customer, agrees in writing to accept an assignment of this Agreement; or (ii) Customer provides its written consent to such Change of Control."

6. Sub-section 20.2(c) of the Services Agreement (GUARANTEE FROM HEWLETT-PACKARD ISRAEL LTD.) shall be deleted from the Services Agreement in its entirety.

7. Section 20.3 of the Services Agreement (MUTUAL RIGHT OF TERMINATION) shall be amended to read in its entirety as follows:


                                       2
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          "MUTUAL RIGHT OF TERMINATION. Either Party may terminate this
          Agreement, immediately at any time by written notice to the other Party, if the other Party (or in the event the other Party is Customer, then Tecnomatix Technologies Ltd.) (i) has a receiver appointed or an assignee for the benefit of creditors; (ii) is or becomes insolvent or is unable to pay debts as they become due; (iii) ceases to trade for a period of sixty (60) days (either in whole or as to any part or division involved in the performance of this Agreement) or (iv) ceases to operate in the normal course of business for a period of sixty (60) days (each of (i)-(iv) above an "INSOLVENCY EVENT"), unless the Insolvency Event is removed or is no longer in effect within forty-five (45) days of receipt of the notice of termination, in which case the initial Insolvency Event shall not be grounds for termination."

8. The words "Exhibit L Guarantee of Hewlett-Packard Israel Ltd." shall be deleted from Section 21.10 of the Services Agreement.

9. Exhibit L (Guarantee of Hewlett-Packard Israel Ltd.) shall be omitted from the Services Agreement.

10. On the Commencement Date and as a security for satisfying its obligations for payment under the Services Agreement of the applicable portions of the Target Price due to HP in each of the first three full quarters of the Term beginning July 1, 2004 (each a "QUARTERLY PAYMENT"), Customer shall deposit with HP three checks made by Customer to the benefit of HP at the estimated amounts due for each such three Quarterly Payments. The three security checks shall be dated August 15, 2004 (the "FIRST CHECK"), November 15, 2004 (the "SECOND CHECK") and February 15, 2005 (the "THIRD CHECK") (collectively referred to as the "CHECKS"). For the avoidance of doubt it is clarified that payment by HP to Customer of the one time fee in the amount of US$[**] (Section 2.3 of Exhibit E) shall be subject to Customer depositing the Checks as stipulated herein.

     HP may only deposit and cash the Checks in the event that Customer fails to pay to HP the applicable Quarterly Payment, in whole or in part, on its due date. In the event that HP deposits any of the Checks due to partial non-payment by Customer of the applicable Quarterly Payment, it is agreed that concurrently with the deposit of such Check HP shall deposit with Customer's bank account an amount equal to the difference between (i) the amount that was paid by Customer plus the amount of the Check to be deposited by HP and (ii) the Quarterly Payment. Thus, the equation for the settlement between the parties shall be:

     A+B-C =X.

     A = Amount that was paid by Customer; B = Amount of the Check; C = Quarterly Payment; and X = Amount to be deposited by HP in the account of Customer.


                                       3
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     Under no circumstances shall the First Check, the Second Check and the
     Third Check be used to secure and/or be deposited and cashed by HP to satisfy the payment of any amount due by Customer to HP under the Services Agreement or otherwise other than the respective Quarterly Payment during the Term.

     It is hereby specifically agreed that HP shall return to Customer the First Check, the Second Check and the Third Check within four (4) business days after the full payment by Customer of the respective Quarterly Payment.

11. This Amendment No. 2 shall be deemed for all intents and purposes as an integral part of the Services Agreement. The Services Agreement and this Amendment No. 2 constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and undertakings, both written and oral, between the parties hereto with respect to the subject matter hereof.

12. This Amendment No. 2 may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by telecopier shall be effective as delivery of a manually executed counterpart of this Amendment No. 2.


                           - SIGNATURE PAGES FOLLOW -


                                       4
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     IN WITNESS WHEREOF, the parties have caused this Amendment No. 2 to the
Services Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.



SIGNED FOR AND ON BEHALF OF            SIGNED FOR AND ON BEHALF OF

TECNOMATIX LTD.                        HP-OMS (ISRAEL) LTD.



By: /s/ Harel Beit-on                  By: /s/ Ehud Graff
---------------------                  ------------------
Name:    Harel Beit-On                 Name: Ehud Graff
Title:   Chairman of the Board         Title:  Chairman of the Board


By: /s/ Jaron Lotan                    By: /s/ Moshe Lasman
-------------------                    --------------------
Name:    Jaron Lotan                   Name: Moshe Lasman
Title:   President and CEO             Title:   Director and HP Israel Services
                                       General Manager






SIGNED FOR AND ON BEHALF OF

HEWLETT-PACKARD ISRAEL LTD.



By: /s/ Ehud Graff
------------------
Name: Ehud Graff
Title: General Manager






                                       5


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                       CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit A
                               Service Description

                                      V 7.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                         Exhibit A - Service Description



DOCUMENT INFORMATION

Project Manager:             Gil Tal
---------------------------- ---------------------------------------------------
Customer Project             Na'ama Halperin
Manager
Prepared by:

Document Version No. :       V 7.0
Preparation Date:            26.10.2003

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                      CONFIDENTIAL TREATMENT FROM THE SEC

                         Exhibit A - Service Description

INDEX

  Document Information                                                         2
1  GENERAL.................................................................... 5
  1.1  Scope of Document...................................................... 5
  1.2  Definitions............................................................ 5
  1.3  General Customer Responsibilities...................................... 6
  1.4  General HP-OMS Responsibilities........................................ 7
2  WORKSTATION ENVIRONMENT SERVICE (WES) DESCRIPTION.......................... 8
  2.1  Service Description.................................................... 8
  2.2  Service Items.......................................................... 9
    2.2.1  Incident Resolution................................................ 9
    2.2.2  Hardware Installations............................................. 9
    2.2.3  Software, Operating System (OS) and Standard Image Installation... 10
    2.2.4  Install, Move, Add and Change (IMAC).............................. 10
  2.3  Roles and Responsibilities............................................ 10
3  SERVER MANAGEMENT SERVICE DESCRIPTION..................................... 12
  3.1  Scope................................................................. 12
    3.1.1  Server Operations & Management Model.............................. 12
    3.1.2  Customer is Responsible to Manage the Application Layer (CAD &
    Development tools) (Variant A)........................................... 13
    3.1.3  Customer is not Responsible to Manage the Business IT Application
    (Clarify) (Variant B).................................................... 14
    3.1.4  Customer is Responsible to Manage the Business IT Application
    (SUN, Kopel Reem) (Variant C)............................................ 14
    3.1.5  The Customer is not Responsible to Manage Back Office Servers
    (File Servers, Exchange, IIS, etc.) (Variant D).......................... 15
  3.2  Server Service Description............................................ 15
    3.2.1  Customer Site Documentation....................................... 15
    3.2.2  Service Items - Release to Production............................. 15
      3.2.2.1  Server Hardware Installation.................................. 16
      3.2.2.2  Server Operating System (OS) Installation..................... 16
      3.2.2.3  Server Backup Setup........................................... 16
      3.2.2.4  Monitoring Setup.............................................. 16
    3.2.3  Service Items - Operations Management............................. 17
      3.2.3.1  General OS Administration..................................... 17
      3.2.3.2  Service Restoration (Incident Resolution)..................... 18
      3.2.3.3  Backup........................................................ 19
      3.2.3.4  Restore....................................................... 20
      3.2.3.5  UPS........................................................... 21
    3.2.4  Service Items - Service Management -> Security.................... 22


                                       3
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                         Exhibit A - Service Description

      3.2.4.1  Security General.............................................. 22
      3.2.4.2  Scope Exclusions.............................................. 22
      3.2.4.3  Responsibilities.............................................. 22
      3.2.4.4  Periodic Password Changes..................................... 23
      3.2.4.5  Security Patch Management..................................... 23
      3.2.4.6  Windows Servers Security Management........................... 24
      3.2.4.7  Operational Criteria.......................................... 26
    3.2.5  Security Audits................................................... 26
    3.2.6  Privileged Access (Administrative Access)......................... 26
      3.2.6.1  Security Policies............................................. 27
4   UNIX MANAGEMENT SERVICE DESCRIPTION...................................... 28
  4.1   Service Items........................................................ 29
    4.1.1  Incident Resolution............................................... 29
    4.1.2  Hardware Installations............................................ 29
    4.1.3  Software, Operating System and Image Installation................. 29
  4.2   Roles and Responsibilities........................................... 29
5   BUSINESS APPLICATION SUPPORT............................................. 30
  5.1   Scope................................................................ 30
  Customer and HP-OMS Will Mutually Review the service every 6 Months........ 30
  5.2   Service Items........................................................ 30
    5.2.1  Application Support............................................... 30
    Excluded:................................................................ 31
6   NETWORK MANAGEMENT SERVICE DESCRIPTION................................... 32
  6.1   Service Items........................................................ 32
    6.1.1  Management of Hubs, Switches and Routers.......................... 32
    6.1.2  Dns Management.................................................... 32
    6.1.3  Ip Management..................................................... 33
    6.1.4  VPN Management.................................................... 34
    6.1.5  DHCP Management................................................... 34
    6.1.6  RAS Management.................................................... 35
    6.1.7  Firewall Management............................................... 35
  6.2   Assumptions / Requirements........................................... 36
7   PROCUREMENT AND IT ADMINISTRATIVE SUPPORT................................ 37
  7.1   Procurement Services................................................. 37
  7.2   It Administrative Services........................................... 38


                                       4
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                         Exhibit A - Service Description

1     GENERAL

1.1   SCOPE OF DOCUMENT
This Exhibit A is attached to the Master Services Agreement, dated as of [_____________] 2003 by and between HP-OMS and Customer (the "Agreement") and made a part thereof by reference. Capitalized terms not otherwise defined herein shall have the meaning specified in the Agreement.

This document presents the provision of the Services provided by HP-OMS to the Customer. The Services will be provided following the "Transition and Stabilization Phases" at each Customer Site as described in EXHIBIT D.

1.2   DEFINITIONS

HP-OMS will provide the Services under this Agreement in the following support levels. The support levels are described from the highest level (Full Support) to the lowest level (Special Support):

   LEVEL OF       SUPPORT LEVEL            SUPPORT LEVEL DESCRIPTION
   SUPPORT            TYPE
-------------  --------------------- -------------------------------------------------------------
1                 FULL SUPPORT       Means all support and maintenance Services, including,
                                     operating, managing, supporting, installing, updating,
                                     moving, adding, deleting HP-OMS Hardware and HP-
                                     OMS Software, and any related Third Party Contracts
                                     within HP-OMS Hardware and HP-OMS Software; as well
                                     as application configuration and application support and
                                     related Third Party Contracts within HP-OMS Hardware
                                     and HP-OMS Software.

2                 MAKE IT WORK       Means support and maintenance Services required to
                  SUPPORT            ensure that the infrastructure levels are operating and the
                                     Customer can utilize the
                                     applications within the HP-OMS
                                     Software, Customer Software and
                                     the Customer's proprietary
                                     Software.

3                 SPECIAL SUPPORT    Means support Services required to ensure that the
                                     Customer can utilize software or hardware that no longer
                                     supported by its original manufacture. HP-


                                        5
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                         Exhibit A - Service Description

   LEVEL OF       SUPPORT LEVEL            SUPPORT LEVEL DESCRIPTION
   SUPPORT            TYPE
-------------  --------------------- -------------------------------------------
                                     OMS will provide for such incidents support services and maintenance required to ensure that all the infrastructure levels are operating and the Customer can utilize the applications within the HP-OMS Software, Customer Software and the Customer's proprietary Software. Due to the nature of these incidents they will not be defined by SLA commitment.

"IT ENVIRONMENT" means all HP-OMS Hardware, HP-OMS Software, Customer Software, Customer's proprietary Software and any Hardware or Software under Third Party Contracts.

"IT DEVELOPMENT ENVIRONMENT" means all HP-OMS Hardware and Customer Software and Customer's proprietary Software.

1.3   GENERAL CUSTOMER RESPONSIBILITIES

Customer shall have the following responsibilities in connection with the
Services:

  o Provide access to basic site amenities (cafeterias, coffee rooms, vending services, etc.) at Customer Sites at the same level as is available to the Customer's employees, in accordance with the Agreement.
  o   Provide HP-OMS Personnel with necessary access to all physical sites.
  o   Provide access to its IT infrastructure (Servers, Network Routers, etc.).
  o Provide HP-OMS a list of contacts that are authorized to raise requests, to receive notification for pre-defined events or for notification and escalation of incidents. (Contact list);
  o Co-operating with HP-OMS with necessary activities to resolve problems (e.g. testing, onsite help, etc.).


                                        6
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                         Exhibit A - Service Description

1.4   GENERAL HP-OMS RESPONSIBILITIES

HP-OMS shall have the following responsibilities in connection with the
Services:

  o Manage, administer and maintain all Third Party Contracts, including contracts between Customer and third parties for the maintenance of Hardware included within Add-On Assets that have not been transferred to HP-OMS. The Services for the Third Party Contracts will be provided as detailed in the contracts. .


                                        7
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                         Exhibit A - Service Description

2     WORKSTATION ENVIRONMENT SERVICE (WES) DESCRIPTION

2.1   SERVICE DESCRIPTION

The scope of this Section (2) relates to the desk side of the HP-OMS Hardware and the related IT Environment, including WES support for all devices (i.e. workstation PCs, portable PCs, printers, scanners, etc.). The parties will cooperate to achieve standardization of Customer's workstation environment, however, it is acknowledged that where Customer's requirements are for non-standardized workstations, HP-OMS shall continue to support such environments at a level of support which is at least as high as the Service Levels applicable to standardized workstations. The workstation environment service components are defined in Exhibit B (SECTION 6 - SERVICE COMPONENTS).

HP-OMS is responsible for the desk side support of all workstations and peripheral devices in the IT Environments, as well as for support of software applications running on these workstations. All workstations and peripheral devices in the IT Environment will be supported at least at the software, hardware and operating system ("OS") levels.

The operating idea of "WES" is high-quality support of the user's workstation environment, in accordance with Service Levels. The service includes tasks to support, assist and advise the users in order for them to gain the greatest possible benefits from their workstations and the applications they use.

TASK DESCRIPTION:

  o Trouble-shooting and fault repair of problems (desk side support) involving the workstation environment (e.g. updates of virus definition file)
  o   Repair of workstations hardware.
  o Installation, maintenance, updating and removal of the supported software listed in Exhibit B (SECTION 6.2 - WES ENVIRONMENT SUPPORT)
  o Receipt of all fault notifications and work requests related to the workstation management through HP-OMS's Ticketing System, as well as relaying them to the agreed responsible organizations, in accordance with Exhibit B.
  o   Full Support for HP-OMS Software in the IT Environment;


                                        8
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                         Exhibit A - Service Description

  o Make It Work Support for Customer Software and Customer proprietary Software in the IT Environment;
  o   Hardware installation of new equipment
  o Full responsibility for Hardware maintenance, which will meet or exceed the applicable Service Levels
  o   Software distribution/installation
  o   Network support
  o   Configuration of software and hardware according to Exhibit B
      (SECTION 6 - SERVICE COMPONENTS).
  o   Support of workstation scripts, e.g., user Login scripts
  o   Installation and removal of Customer Software

THE FOLLOWING ITEMS ARE OUT OF SCOPE OF SERVICES TO BE PROVIDED BY HP-OMS FOR THE CUSTOMER THROUGHOUT THIS AGREEMENT:

  o   Individual backups
  o Personal software (end users-owned non standard software) installation and support - i.e. games, digital camera applications, etc.
  o   PBX, telephony & voice mail support and management
  o   Software application content (Web, etc.)
  o Software development not related to the support work (e.g. Customer's proprietary Software)
  o   Consumables (e.g. printer ink, paper)

2.2    SERVICE ITEMS

2.2.1  INCIDENT RESOLUTION

  o Troubleshooting and problem solving, in accordance with Exhibit B (SECTION 5 INCIDENT MANAGEMENT), in the IT Environment regarding events concerning hardware (e.g. workstations, peripherals, etc.), software and network.

2.2.2  HARDWARE INSTALLATIONS

  o   Installation / setup of hardware
      Comprises all of the tasks included in the hardware installation for end-users (desktop, laptop, printer, peripherals, etc.). A detailed description of "Hardware Support" tasks is listed in Exhibit B (SECTION
      6.3 - HARDWARE SUPPORT).


                                        9
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                         Exhibit A - Service Description

2.2.3  SOFTWARE, OPERATING SYSTEM (OS) AND STANDARD IMAGE INSTALLATION

  o Installation and update of software, operating system and standard images.
      A detailed description of tasks is listed in Exhibit B (SECTION 6.2 - WES ENVIRONMENT SUPPORT).

2.3.4  INSTALL, MOVE, ADD AND CHANGE (IMAC)

  o A detailed description of tasks is listed in Exhibit B (SECTION 6.2 - WES ENVIRONMENT SUPPORT).

2.3    ROLES AND RESPONSIBILITIES

HP-OMS RESPONSIBILITIES

  o Document, qualify and route the requests and events under HP-OMS responsibility to the correct support resource and escalate when necessary.
  o Regularly update the Customer regarding the status of incidents and the progress made towards their resolution.
  o   Notify the Customer Employee who reported the relevant incident.
  o Immediately inform the Customer's Project Manager in writing of any incident report which HP-OMS considers to be outside of the scope of Services (or which is subject to the Change Management Process).
  o Monitor open incidents to ensure the progression towards end-user satisfaction.
  o Manage incident resolution as defined in the Exhibit B (SECTION 5 - INCIDENT MANAGEMENT).
  o Propose the implementation of necessary changes through the Change Management process for events requiring solutions outside the scope of this agreement, subject to Customer's approval in its sole discretion.
  o Notify Customer IT management about incidents that have exceeded escalation thresholds.
  o Maintain the necessary maintenance contracts and contacts with third parties suppliers.
  o Perform service recovery in the event of service down and restore the service to its pre- break down situation.


                                       10
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                         Exhibit A - Service Description

CUSTOMER RESPONSIBILITIES

  o Supply the necessary known information required to access application support team as well as third party contacts, if maintained by Customer.
  o Inform HP-OMS of planned changes to user numbers or site locations to ensure there will not be any degradation of service (Change Management).
  o Approve technical service recovery solution (fix or detour) in case of service down
  o Help HP-OMS enforce OS and application language standards as agreed by HP-OMS and the Customer during the Transition and Stabilization Phases.
  o Customer is obligated to provide software licenses for all the software currently in use. If there is more software installed then the amount of licenses provided, it is upon the Customer to decide on one of the following options:

           a. Purchase the necessary number of software licenses to be compliant or,
           b. Uninstall the unlicensed software at the Customer's expense.

JOINT RESPONSIBILITIES

  o HP-OMS will work with Customer to define and validate PC Software images to be used by end-users.
  o HP-OMS and Customer will record incident ID (Work reference number) for further reference.


                                       11
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                      CONFIDENTIAL TREATMENT FROM THE SEC

                         Exhibit A - Service Description

3      SERVER MANAGEMENT SERVICE DESCRIPTION

3.1    SCOPE

The service description provides a specification of the server management services HP-OMS will deliver to Customer.

HP-OMS will provide Full Support of the Customer's servers, and services running on such servers (not included R&D services), in the IT Environment with a high degree of availability of service for the end user, in accordance with the Service Levels set out in Exhibit C.

3.11   SERVER OPERATIONS & MANAGEMENT MODEL
The following Management Model represents the typical levels of responsibility for the operation of the Customer's environment. It describes the overall system from the business process level through to the IT infrastructure, and defines the responsibilities for the Customer and HP-OMS at the various layers.


                                       12
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LAYER 1 comprises the hardware services. This includes the elimination of hardware faults and updating hardware, e.g. firmware.

LAYER 2 comprises the network services. This includes management of hubs / switches / routers and related administrative tasks excluding passive network.

LAYER 3 comprises the services that ensure availability of the operating system at a defined service level.

LAYER 4 represents the base operation of the application.

LAYER 5 represents the administration of the database.

LAYER 6 represents the services, which refer to the specifics of the application and organization of the Customer.

LAYER 7 contains the business processes of the Customer.

3.1.2 CUSTOMER IS RESPONSIBLE TO MANAGE THE APPLICATION LAYER (CAD & DEVELOPMENT TOOLS) (VARIANT A)

The Customer is responsible to manage the application layer. This results in the following division of responsibilities:

HP-OMS RESPONSIBILITIES

  o   Hardware
  o   Network
  o   Operating System
  o   Application Infrastructure
  o   Database Management (make it work)

CUSTOMER RESPONSIBILITIES

  o   Database Management
  o   Application management
  o   All components above the application infrastructure level


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3.1.3  CUSTOMER IS NOT RESPONSIBLE TO MANAGE THE BUSINESS IT APPLICATION
       (CLARIFY) (VARIANT B)

The Customer is not responsible to manage the application layer. This results in the following division of responsibilities:

HP-OMS RESPONSIBILITIES

  o   Hardware
  o   Network
  o   Operating System
  o   Application Infrastructure
  o   Database Management
  o   Application Management

CUSTOMER RESPONSIBILITIES

  o   All components above the application management level
  o   Content of Business IT applications

3.1.4  CUSTOMER IS RESPONSIBLE TO MANAGE THE BUSINESS IT APPLICATION (SUN, KOPEL
       REEM) (VARIANT C)

The Customer is responsible to manage the application layer. This results in the following division of responsibilities:

HP-OMS RESPONSIBILITIES

  o   Hardware
  o   Network
  o   Operating System
  o   Application Infrastructure
  o   Database Management
  o   Application management

CUSTOMER RESPONSIBILITIES

  o   All components above the application infrastructure level
  o   Content of Business IT applications


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3.1.5  THE CUSTOMER NOT RESPONSIBLE TO MANAGE BACK OFFICE SERVERS (FILE SERVERS,
       EXCHANGE, IIS, ETC.) (VARIANT D)

The Customer not responsible to manage the back office servers.This results in the following division responsibilities:

HP-OMS RESPONSIBILITIES

  o   Hardware
  o   Network
  o   Operating System
  o   Application Infrastructure
  o   Database Management
  o   Application Management

CUSTOMER RESPONSIBILITIES

  o   None

3.2    SERVER SERVICE DESCRIPTION

3.2.1  CUSTOMER SITE DOCUMENTATION
HP-OMSS will provide the Customer with updated documentation of the Customer Sites' infrastructure, including but not limited to System Administrator passwords.

3.2.2  SERVICE ITEMS - RELEASE TO PRODUCTION
Release To Production is the process that HP-OMS will perform when it would like to add/change/remove infrastructure components, which may affect the IT Environment (including but not limited to the IT Development Environment). Infrastructure components may include: addition of new servers, changes in Login scripts, network changes, etc.
Release to Production process will be subject to Change Management process as described on EXHIBIT B SECTION 8.


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ACTIVITIES WILL RELATE TO:

  o   Network (Connectivity configuration, Hardware installation, etc.)
  o Operating System (system/patches/service pack installation & configuration)
  o   Backup and restore (installation, configuration, scheduling, etc.)
  o   Security
  o   Antivirus management
  o   Operation Management Tools (installation and configuration tools)
  o   Acceptance for production (integration into the existing operation)

3.2.2.1    SERVER HARDWARE INSTALLATION

HP-OMS RESPONSIBILITIES

  o   Hardware setup
  o   Connect infrastructure to power UPS and network

3.2.2.2    SERVER OPERATING SYSTEM (OS) INSTALLATION

HP-OMS RESPONSIBILITIES

  o Installation of OS (following the Customer's specifications on naming conventions, IP addressing, etc.)
  o Configure OS according to a standard to be developed by the parties during the Transition and Stabilization Phases, as set in Exhibit D.

3.2.2.3    SERVER BACKUP SETUP

HP-OMS RESPONSIBILITIES

  o   Deploy backup client
  o Configure backup according to documented specification, to be developed between the Customer and HP-OMS during the Transition and Stabilization Phases, as set in Exhibit D.
  o   Backup media management
  o   Monitoring the success of backups


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3.2.2.4    MONITORING SETUP

HP-OMS RESPONSIBILITIES

  o   Implement monitoring agent
  o   Configure monitoring according to defined service level/package
  o   The monitoring will include the following general guidelines:
      a. File Servers - e.g., Responsiveness (Ping), Disk Space, CPU and Memory

      b. Network - e.g., Responsiveness (Ping) of active devices, overall utilization on the International private lines and status of all communication lines (up/down).

      c. Applications - e.g., Messaging, Backup, Business applications and Databases

      d. Server Services - e.g., MTA, exchange services, database services.

  o Monitoring server services -the Parties will agree as to which of the . server services will be monitored by the Monitoring and Control System (HP-OV)

3.2.3      SERVICE ITEMS - OPERATIONS MANAGEMENT

3.2.3.1    GENERAL OS ADMINISTRATION

HP-OMS RESPONSIBILITIES

  o   Configure access and capability characteristics on a server
  o   Add, change and delete users in the server environment
  o Ensure server processes are in proper running status, keep hardware clean and in working order
  o   Log a ticket / incident prior to performing maintenance
  o   Log and/or document any action taken and recommendation provided
  o   Configure access and capability characteristics for end users on a server
  o   Document changes to the Customer's server environment
  o Take reasonable measures to confirm that only authorized users have access to the Customer's IT Environment.
  o   Recommend user management policies


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CUSTOMER RESPONSIBILITIES

  o   Provide user management policies.
  o   Issue administrative changes via Incident Management / Change Management
  o Provide authorization prior to the actual implementation of HP-OMS recommendations or additional maintenance activities
  o Provide Hardware and Software support contracts (if they are not transferred to HP-OMS) in order for HP-OMS to be eligible to receive OS patches, Software upgrades and support as per the contracts
  o Document changes to the Customer's server environments, which were done by the Customer.

JOINT RESPONSIBILITIES

  o Ensure that no one (internal or external to the Customer's company) perform any configuration changes in any back office server system without a prior written confirmation from HP-OMS. All configuration changes must be performed by HP- OMS or coordinated with HP-OMS.

3.2.3.2    SERVICE RESTORATION (INCIDENT RESOLUTION)
Service restoration focuses on restoring the availability of the server environment by responding to incidents detected by or reported to the MCC (Monitoring & Control Center).

Service restoration is intended to minimize disruptions to the end-user by minimizing each single downtime upon its occurrence.

HP-OMS RESPONSIBILITIES

  o Resolve the assigned incident according to defined metrics in EXHIBIT C (SERVICE LEVEL AGREEMENT), to ensure the return of the specified service.
  o Make temporary configuration changes as needed to recover a failed resource; recommend and perform permanent configuration changes as necessary to maintain the SLA.

  o   Document resolution activities.
  o Provide an action plan for events requiring permanent solutions beyond the scope of this agreement.
  o Manage end user communications during fault isolation and resolution of identified problem in sites with HP-OMS Personnel working onsite (at the applicable Customer Site).


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CUSTOMER RESPONSIBILITIES

  o Authorize HP-OMS (or HP-OMS designated personnel) to apply needed . software patches and/or service packs.
  o Manage end user communications during fault isolation and resolution of identified problem at Customer Sites with no onsite HP-OMS Personnel.
  o Notify HP-OMS about problems, which are identified as being outside the scope of this agreement, but may have an impact on the delivery of the services in the agreement.

JOINT RESPONSIBILITIES

  o Schedule required downtime for fault isolation, maintenance and/or resolution.

3.2.3.3    BACKUP
Backup management involves the scheduling, verification, completion and integrity of regular and optional extra backups of Customer's data to a backup media. This enables HP-OMS to restore Customer's data in the event of data being corrupted, destroyed or otherwise unavailable.

There are several types of Backup Sets: daily, weekly, monthly, yearly and permanent. Backup Services includes safekeeping of the tapes on site and off site. Backup service also includes all restore activities.

HP-OMS will execute backups, monitor them for completion, and troubleshoot them in the event of a problem.

Backups may be full backups or incremental (only the changed data is backed up).


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HP-OMS RESPONSIBILITIES

  o Perform scheduled and requested backups and restore of the entire server data required for recovery or any subset defined by the Customer.
  o Loading, unloading, labeling, on site storage of media and cleaning of backup hardware devices on class 1 sites (See EXHIBIT B SECTION 6.4 - SERVERS ENVIRONMENT).
  o Managing, labeling of media and cleaning of backup hardware devices on class 2 sites.
  o Troubleshoot the backup and restore process when an error condition or event is detected- 2nd level.
  o   Adjust and maintain the backup job/script to correct or prevent problems.
  o Escalate backup problems, if needed, in accordance with the escalation procedures.
  o   Identify and issue media requirements for the store / restore
  o Maintain responsibility for the quality and usability of backup data following the commencement date
  o Use open file Agent and application agents (such as Agent for Exchange and Database) for backup
  o   Provide backup media tapes worldwide
  o Preparation and coordination of backup media to be shipped to safe locations
  o Report to the Customer the success/failure of company wide backup on a weekly basis.
  o   Monitor all backup jobs
  o Communicate backup schedule to Customer's end user community at Customer Sites with HP-OMS on site personnel.

CUSTOMER RESPONSIBILITIES

  o Communicate backup schedule to Customer's end user community at sites with no HP-OMS on site personnel.
  o Responsibility for the quality and usability of backup data completed prior to the start of this service through HP-OMS.
  o   Loading, unloading, and storage of media on class 2 sites (SEE EXHIBIT B
      SECTION 6.41- BACKUP).
  o   Responsible for off site backup storage.
  o   Provide a safe location for backup media storage (On site and off site).
  o   Approve backup and retention schedule

3.2.3.4    RESTORE

HP-OMS will execute system restore operations to resolve system problems or, at the request of the Customer, restore any subset of files from the backup media.


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HP-OMS RESPONSIBILITIES

  o Perform requested restores of the server data for recovery defined by the Customer.
  o Troubleshoot the restore process when an error condition or event is detected - 2nd level.
  o Escalate recovery problems, if needed, in accordance with the escalation procedures.
  o Responsibility for the quality and usability of backup data completed after commencement date
  o Performing a scheduled restore test to verify backup integrity as will be agreed with the Customer
  o Responsibility for correctly specifying destination of data, which is requested for restore.

CUSTOMER RESPONSIBILITIES

  o Responsibility for correctly specifying destination of data, which is requested for restore, when not accepting HP-OMS recommendations.
  o Responsibility for the quality and usability of backup data completed prior to the start of this service through HP-OMS.

JOINT RESPONSIBILITIES

  o In the event a backup is needed to be used for recovering loss of data, HP-OMS will decide with Customer the backup versions and procedures to use for restoring the data most accurately.

3.2.3.5    UPS

HP-OMS will provide the customer with UPS services for the server environment to allow proper data save and server shutdown to prevent possible damage to information and/or to hardware infrastructure.

HP-OMS RESPONSIBILITIES

  o   Implement procedures to maintain UPS operations
  o Implement UPS solution on Customer sites where UPS is missing or insufficient (SEE EXHIBIT D SECTION 2.3.4 - TECHNOLOGY GAPS PER CUSTOMER
      SITE)


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3.2.4      SERVICE ITEMS - SERVICE MANAGEMENT -> SECURITY

3.2.4.1    SECURITY GENERAL

The main task of Security Management is to assure that access to Customer Data and systems are granted to authorize Customer Employees and Contractors and HP-OMS Personnel only.
HP-OMS will comply and mutually enforce with the Customer, the Security Policy that had been defined by the Customer prior to Commencement Date. Changes to the Security Policy will be done by Change Management Process only.

HP-OMS MAINTAINS THE FOLLOWING SERVER SECURITY CLASSIFICATIONS FOR SERVER
MANAGEMENT:

INTERNET:  Server directly connected to the public Internet, hosting Internet applications such as a Web Server or a Mail Server. By definition, this server is also considered as Stringent.
STRINGENT: The confidentiality of the data is "highly sensitive", or access to the server includes "limited" or "public" access.
BASELINE:  All non-stringent servers managed by HP-OMS are considered to require baseline security.

All servers are classified into one of these server security classifications and the security rules and guidelines are applied accordingly. Additional security rules defined by the Customer are optional and must not contradict those provided by HP-OMS.

3.2.4.2    SCOPE EXCLUSIONS

The Security Management service does not include assistance, which involves program development, coding, and isolation of coding problems or implementation assistance regardless of the cause of data loss or hardware malfunctions. Security Management does not include consulting (IT Audit, Vulnerability Assessment or Application Security).


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3.2.4.3    RESPONSIBILITIES

HP-OMS RESPONSIBILITIES

  o HP-OMS will work with the Customer to implement the outcome of the Customer's system and data classification.
  o HP-OMS will regularly operate software which will help enforce the decisions made by Customer as to which personnel will be permitted access to Customer's computing environment.
  o HP-OMS will implement Customer's security policy, which Customer shall provide during the Transition and Stabilization Phases.
  o   Recommend security policy.

CUSTOMER RESPONSIBILITIES

  o   Approve security policy to be used worldwide

JOINT RESPONSIBILITY

  o Customer and HP-OMS to take reasonable measures to confirm that only authorized users have physical access to Customer's environment.
  o   Enforce security policy

3.2.4.4    PERIODIC PASSWORD CHANGES

HP-OMS RESPONSIBILITIES

  o HP-OMS will change all default passwords and perform password changes to all HP-OMS owned user and Administration passwords and will change these passwords on a periodic basis - 6 characters at least, letter and numbers, 4 times a year and cannot be repeated in a 12 month period.
  o HP-OMS will be responsible for enforcing Customer's policy of changing passwords of logins used by end users at least once per quarter, unless required to do so on a more frequent basis.

CUSTOMER RESPONSIBILITIES

  o   Will change password when requested.

NOTE: Password aging is optional on Baseline servers, but must be applied to administrative passwords on Stringent servers and to all passwords on Internet servers.

3.2.4.5    SECURITY PATCH MANAGEMENT

Security patch management will be provided for the Customer's Stringent and Internet servers under HP-OMS management.


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This proactive service coordinates and executes maintenance tasks in the
Customer's environment with the goal of preventing unexpected downtime of infrastructure resources.

HP-OMS RESPONSIBILITIES

  o   Identify, obtain and coordinate installation of security software patches
  o Analyze security problems with the objective of identifying opportunities to prevent future failures.
  o   Review recommendations with the Customer during Account Review.
  o Update the maintenance/patch log when maintenance is performed or security patches are implemented.
  o Make recommendations to the Customer for security patches and additional security maintenance activities according to HP-OMS's professional judgment.
  o   Log and/or document any recommendation and action taken.

CUSTOMER RESPONSIBILITIES

  o Customer will not unreasonably withhold permission to apply needed security patches.
  o Authorize HP-OMS recommendations prior to the actual implementation of major security patches or additional security maintenance activities.

JOINT RESPONSIBILITIES

  o   Schedule required downtime for patch management and maintenance.
  o Installation of security software or major upgrades will be mutually agreed upon.

3.2.4.6    WINDOWS SERVERS SECURITY MANAGEMENT

WINDOWS DOMAIN MANAGEMENT

HP-OMS will manage the system properties, system policies and services on each of the MS- Windows servers throughout the Customer's domain(s), including adding to or removing computers from the domain(s) as required, managing Trust relationships, User and Group accounts and the access rights to domain shared resources via group membership.


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MS/WINDOWS SERVER VIRUS PROTECTION

HP-OMS will provide server based anti-virus protection for all MS-Windows servers in the Customer environment including MS-Windows based Web, File, Mail, Application and/or FTP servers. Both regularly scheduled full server virus scanning and active continuous background scanning of files which have been downloaded, opened, created, modified, or run from all servers are included in the virus protection.

HP-OMS will perform routine server scanning for known viruses at scheduled intervals. In the event of virus outburst or other virus crisis, HP-OMS will provide support and will manage the crisis through to its resolution.

HP-OMS RESPONSIBILITIES

  o Provide server based anti-virus protection for all MS- Windows servers in the Customer's environment (Back office and DMZ) including MS-Windows based Web, Mail and/or FTP servers.
  o   Perform routine server scanning for known viruses at scheduled intervals.
  o   Send broadcast alerts concerning discovered viruses to Customer.
  o Configure the system to attempt to repair infected files as the primary option whenever a virus is detected. Infected files, which cannot be repaired, will be configured to deny end user access and will notify the end-users about such denial.
  o HP-OMS will implement Antivirus stabilization plan as described in Exhibit D (SECTION 2.3.2 - ANTIVIRUS STABILIZATION)
  o HP-OMS is responsible for communicating virus detection information to the appropriate Customer organization(s).
  o HP-OMS will not be responsible for lost data due to any limitations of virus detection software.

CUSTOMER RESPONSIBILITIES

  o Customer is responsible for lost or destroyed data due to infections, caused by Customer Employees who disabled their Antivirus update and scan without HP- OMS' approval.

JOINT RESPONSIBILITIES

  o   Mutually agree on the schedule for virus scanning.


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3.2.4.7    OPERATIONAL CRITERIA

THE FOLLOWING CRITERIA GOVERN THIS AGREEMENT:

  o The Customer is to forbid any of his employees, contractors or third party personnel to use any "hacker" tools, such as port scanners, password crackers, network sensors or Trojan horses on HP-OMS-managed systems and networks (including systems which are only crossed by HP-OMS) unless communicated to and approved by HP-OMS. HP-OMS will not be liable for any unauthorized system access or unavailability due to Customer's current or previous employees, contractors or third party personnel not following the security rules listed in this document.
  o The Customer's personnel must report any and all computer virus infestation immediately upon recognition to the HP-OMS MCC.
  o Passwords on Servers, Firewall or Router devices and SNMP community strings will not be shared with the Customer, unless specifically requested by Customer in accordance with the AGREEMENT, SECTION [21.3] (FILE ACCESS).

3.2.5      SECURITY AUDITS

HP-OMS agrees to allow the Customer to perform security audits in accordance with the AGREEMENT, SECTION [10.10] (AUDIT RIGHTS). The Customer may, where appropriate, recommend improvements in HP-OMS's practices and procedures and the Parties shall together review and discuss the related correction plan. In the event HP-OMS's practices and procedures are not compliant with the requirements of this Agreement, HP-OMS shall at its cost promptly correct any such non-compliance. All changes will be done using Change Management Process.

3.2.6      PRIVILEGED ACCESS (ADMINISTRATIVE ACCESS)

CUSTOMER RESPONSIBILITIES

The Customer's users, who may need access to an administrative account on one or more of HP-OMS managed systems for their job, are required to complete a Privileged Access Request Form for submission to the Customer and HP-OMS Management for approval. (SEE EXHIBIT B, APPENDIX C)


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3.2.6.1    SECURITY POLICIES

CUSTOMER RESPONSIBILITIES

  o Customer will assist HP-OMS to enforce the security policy company wide, approved by Customer during the Transition and Stabilization Phases.

HP-OMS RESPONSIBILITIES

  o Provide a draft security policy covering Customer's IT Environment within ninety (90) days after the Commencement Date for Customer's review and approval during the Transition and Stabilization Phases
  o Any variations required by the Customer to these policies must be agreed and documented.
  o   HP-OMS to implement, manage and support the Customer's security policy.

JOINT RESPONSIBILITIES

  o   HP-OMS and the Customer will define company wide security policy.
  o Changes to the security procedures, approved by Customer during the Transition and Stabilization Phases must be done in close cooperation with the Customer and must pass the Change Management process, as changes in this area will be vital for system integrity.


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4      UNIX MANAGEMENT SERVICE DESCRIPTION

HP-OMS will provide Full Support (except as otherwise stated herein) of UNIX services. As of today, HP-OMS understands the UNIX operating system within the IT Environment, as defined in Exhibit B (SECTION 6.7 - UNIX SUPPORT AND ADMINISTRATION) as the description of the supported environment.

HP-OMS takes full responsibility for all types of UNIX systems in use by the Customer (i.e. SGI, HP UX, AIX etc), which are still supported by the original manufacture. HP-OMS will provide Special Support on all UNIX systems, which are no longer supported by the original manufacture but are still in use by the Customer or its clients.

TASK DESCRIPTION FOR UNIX SUPPORT:

  o Trouble-shooting and fault repair of problems within the UNIX environment (e.g.UNIX operating system problem)
  o   Repair of workstations with related hardware.
  o   Updating, installing, maintaining and removing operating system.
  o Reception of all fault notifications and work requests related to the UNIX management through HP-OMS's Ticketing System as well as relaying them to the agreed responsible organizations.
  o   Hardware Installation of new equipment
  o   Full responsibility of Hardware maintenance
  o   Network support
  o   Support UNIX R&D end-users
  o Scripts, patches, updates and modifications of UNIX systems and UNIX applications, which are not related to R&D coding and development.
  o   Maintain full connectivity with MS-Windows server.
  o   Installation and administration of Customer Software

THE FOLLOWING ARE NOT IN SCOPE:

  o   UNIX coding for R&D tasks


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4.1    SERVICE ITEMS

4.1.1  INCIDENT RESOLUTION

  o Troubleshooting and problem solving in the UNIX environment regarding events concerning hardware (e.g. workstations, peripherals, etc.), software and network.

4.1.2  HARDWARE INSTALLATIONS

  o Installation / setup of hardware comprise all of the tasks included in the hardware installation for end-users. A detailed description of such tasks is listed in Exhibit B (SECTION 6 SERVICES COMPONENTS).

4.1.3  SOFTWARE, OPERATING SYSTEM AND IMAGE INSTALLATION

  o Installation and update of software, operating system and standard images. A detailed description of tasks is listed in Exhibit B (SECTION 6 - SERVICE COMPONENTS).

4.2    ROLES AND RESPONSIBILITIES

HP-OMS RESPONSIBILITIES

  o Document, qualify, and route requests and events under HP-OMS responsibility to the correct support resource, and escalate when necessary.
  o Regularly update the Customer regarding the status of incidents and progress made toward their resolution.
  o Notify the Customer's designated point of contact, as defined for a server and/or service, of detected events.
  o Monitor open incidents to ensure their progression to end user satisfaction.
  o Work on incident resolution as defined in the Exhibit B (SECTION 5 - INCIDENT MANAGEMENT).
  o Propose the necessary changes for events requiring solutions outside the scope of this agreement.
  o Notify Customer IT management about incidents that have exceeded escalation thresholds.
  o Maintain the necessary maintenance contracts and contacts with third parties suppliers.
  o   Perform service recovery in the event of service down.


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5      BUSINESS APPLICATION SUPPORT

HP-OMS will provide Business Application support for the Customer. Business Application Support is an additional layer of service as shown in EXHIBIT B,
SECTION 6.12 and EXHIBIT I.

5.1    SCOPE

HP-OMS is committed to provide the customer with an Application Support team. The team will provide applicative support and maintain the Customer's Business Application environment as agreed in EXHIBIT B SECTION 6.12 - BUSINESS APPLICATION SUPPORT.

The Customer will provide HP-OMS with a yearly plan for the business application support services that will be according to Section 5 herein, EXHIBIT B SECTION
6.12 and EXHIBIT I. Changes to these services will be done by using the Change Management Process.

CUSTOMER AND HP-OMS WILL MUTUALLY REVIEW THE SERVICE EVERY 6 MONTHS.

5.2    SERVICE ITEMS

5.2.1   APPLICATION SUPPORT

Application support by HP-OMS is to be provided for the all applications, including without limitation:

  o   [**]
  o   Oracle Applications
  o   Intranet applications
  o   Kopel Reem
  o   Replicon
  o   Lavi
  o   Synel

JOINT RESPONSIBILITIES

  o   Provide a yearly work plan for the Application Support team

HP-OMS RESPONSIBILITIES

  o   Maintain up-to-date documentation
  o For the above applications, HP-OMS will perform all support tasks as described in EXHIBIT B SECTION 6.12 - BUSINESS APPLICATION SUPPORT.


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                         Exhibit A - Service Description

EXCLUDED:

  o HP-OMS will not provide 3rd level support, coding and customization services for the following applications:
            o    Kopel Reem
            o    Replicon
            o    Lavi
            o    Synel


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6      NETWORK MANAGEMENT SERVICE DESCRIPTION

HP-OMS shall provide Full Support in connection with network management not including passive infrastructure.

6.1    SERVICE ITEMS

6.1.1  MANAGEMENT OF HUBS, SWITCHES AND ROUTERS

This Section consists of ensuring that all network active equipment in the IT Environment is up and running. HP-OMS will perform the following tasks:

  o Network Software maintenance (OS support, application trouble shooting, etc.)
  o   Backup of configurations for critical systems (if applicable)
  o Monitoring: up/down status, utilization, error rate, multicast/broadcast rate, etc.
  o   Troubleshooting

HP-OMS RESPONSIBILITIES

  o   Provide the above mentioned deliverables
  o   Maintain up to date documentation
  o   Coordinate on-site intervention when needed
  o   Maintain WAN infrastructure so that the monitored devices can be reached

6.1.2  DNS MANAGEMENT

The Internet Domain Name Service (DNS) provides mapping between a human-readable domain name (e.g. www.hp.com) and the Internet Protocol (IP) address(es). All domain names are unique and must be registered with a recognized naming authority. The DNS management role is to maintain the translation mechanism up and running for DNS in Data Center as within the scope of this agreement.


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HP-OMS will ensure that the service is up and running and answers the queries by performing the following tasks:

  o   Troubleshooting of DNS problems
  o   Configuration of the application including:
         o   Creation of domains/sub domains structure
         o   Delegation information
         o   Configuration of master, slave, cache DNS
         o   Separation between the internal and external DNS
  o   Upgrade of version

HP-OMS RESPONSIBILITIES

  o   Provide deliverables as described above
  o   Adding/deleting of DNS records (A, PTR, CNAME, MX)
  o   Design/architecture of DNS platform
  o   Mange and perform domain registrations for the Customer

CUSTOMER RESPONSIBILITIES

  o Ownership, control and use of the domain name upon its registration, and are responsible for requesting any new domain from the Internet authorities.
  o Pay any fees associated with the local naming authority, designated agent or other Domain registration fees.

6.1.3  IP MANAGEMENT

This service aims to enable network environment moves, additions and changes by logically providing addressing resources and name/address translation. It also maintains the translation mechanism up and running, and control of the IP addressing consistency. A unique IP address is allocated for each controlled and used network component such as PC, printer, scanner, hub, bridge, switch, and router.

HP-OMS will manage the address space used by Tecnomatix, the management network, which is a private space.

HP-OMS RESPONSIBILITIES

  o Provide management IP addresses (192.168.*.*, 172.17.*.* and 10.*.*.* ranges)


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6.1.4  VPN MANAGEMENT

The VPN management module provides setup and operation services for IPSec tunnels (VPNs) built over CheckPoint FW1 equipment. This equipment, as of today, is being used to establish a connection between remote users to Tecnomatix computing environment and between sites that have only Internet connection.

HP-OMS RESPONSIBILITIES

  o Execute any changes in the rules following the pre-agreed process of change
  o Perform the necessary maintenance, administration and configuration work on Firewall rules
  o   Periodically change password for the roaming user Secure Remote

CUSTOMER RESPONSIBILITIES

  o   Defining security requirements

6.1.5  DHCP MANAGEMENT

The Dynamic Host Configuration (DHCP) management service describes a network service, which automatically provides network configuration parameters to network devices, which have been configured to use DHCP. After obtaining configuration parameters via DHCP, the network device can then actively communicate with other devices in the network.

HP-OMS will deliver the DHCP management for the entire network environment. The DHCP Management module includes supporting the following services:
  o   DHCP Application Management
  o   DHCP Server Management
  o   Scheduled Maintenance Outages


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HP-OMS RESPONSIBILITIES

  o   Maintain configuration of DHCP application
  o   Execute requested changes, following the Change Management process

6.1.6  RAS MANAGEMENT

Secure Remote Access Services are provided by the VPN gateway on the existing Checkpoint Firewalls.
The only way to connect to the Customer's network from remote is to first connect to the Internet (by Dial-up, DSL, Network or any other way) and then open a secure and encrypted channel to the Customer's network - VPN.

HP-OMS RESPONSIBILITIES

  o   Monitoring the availability of VPN connection.
  o   Maintain configuration of VPN equipment
  o   Execute requested changes, following the Change Management process
  o   Periodically change password for the roaming user Secure Remote

6.1.7  FIREWALL MANAGEMENT

The management of firewalls includes:
  o   Configuration of rules for NAT, access, users' login, etc.
  o   Troubleshooting problems with the firewall

HP-OMS RESPONSIBILITIES

  o   Provide deliverables as mentioned above
  o   Ensure that the Security Policies are followed
  o   Periodic changes to Secure Remote password for Secure Remote users
  o   Maintain the latest security patches
  o   Provide connectivity from any Customer Site to any Customer Site
      ("full mesh")

  o   Manage and maintain the Gateway anti virus connectivity and functionality
  o Take all measure available by the Firewall (checkpoint) in use to enforce the security policy last approved by the parties.
  o Allow Customer to perform security audits in accordance with the AGREEMENT, SECTION [10.10] (AUDIT RIGHTS).


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JOINT RESPONSIBILITIES

  o HP-OMS and the Customer will agree on a Change Request process for firewall changes, including a list of authorized requestors and approval personnel.

6.2    ASSUMPTIONS / REQUIREMENTS

  o For all network equipment under HP-OMS responsibility, only HP-OMS has the administration rights, and HP-OMS is able to modify password as often as required to be compliant with security policies
  o All devices must be SNMP compliant, with at least a read only access login, and have the ability to send SNMP traps to the monitoring station
  o   Customer to provide up to date network topology map
  o Customer to provide a complete and up to date list of used/free IP addresses.


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7      PROCUREMENT AND IT ADMINISTRATIVE SUPPORT

As part of HP-OMS project management duties and responsibilities, HP-OMS is committed to support the Customer's IT administrative processes.

7.1    PROCUREMENT SERVICES

HP-OMS will centralize and manage the Customer's IT Procurement process. (The procurement process will not include the technology refresh as this is done by predefined schedules, which will be agreed upon every 6 months). The process will include the following components:
  o   Hardware procurement
  o   Software procurement

HP-OMS Responsibilities:

  o Provide the Customer with information regarding the specific procurement process (i.e. costs, product specifications, price offers, etc.)
  o Provide the Customer with relevant information required for the decision to procure the necessary product
  o Perform the actual procurement including shipments to all Customer sites, staging and deployment of the procured item.
  o Issue an invoice to cover the procured goods as service if hardware will be owned by HP-OMS
  o HP-OMS will ask the vendor/3rd party provider to issue an invoice if the hardware or software will be owned by the Customer
  o HP-OMS will coordinate and supervise all 3rd party warranty and maintenance obligations under Third Party Contracts for HP-OMS Hardware and HP-OMS Software;
  o In the event that upon supplying any HP-OMS Hardware or HP-OMS Software (excluding the Fixed Assets), which is out of order or defective or otherwise requires repair, HP-OMS will contact the relevant vendor and will ship/receive /assemble /disassemble the same ("PURCHASED PRODUCTS").


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Customer Responsibilities:

  o   Inform HP-OMS when hardware /software purchase is required
  o   Approve purchase order prior to execution
  o   Pay shipping costs (if necessary)
  o   Pay the invoice submitted by HP-OMS according to Exhibit E (Pricing).

Joint Responsibility:

  o   HP-OMS and the Customer to define procurement procedures

7.2    IT ADMINISTRATIVE SERVICES

HP-OMS will provide the Customer with IT management and administrative support services for no additional costs. HP-OMS will assign relevant administrative resources to services as described below to ensure continuation of IT administrative services for the following activities:
  o   Software license management
  o   3rd party contracts management
  o   Provide assistance with IT projects management
  o   Provide assistance in planning future IT projects

HP-OMS Responsibilities:
  o Provide the Customer or authorized 3rd party with any IT information requested by the Customer
  o   Provide relevant IT information for creating RFI/RFP, etc.
  o Provide the Customer with technical definitions/requirements within 24 hours for urgent issues/projects
  o Provide the Customer with technical definitions/requirements within 72 hours for on going issues/projects

Customer Responsibilities:
  o   Inform HP-OMS about any process requiring any IT information
  o Inform HP-OMS about the need to receive assistance in planning/ managing IT projects


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                             Statement of Work (SOW)

                                    Exhibit B
                             Statement of Work (SOW)

                                      V 7.0


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                             Statement of Work (SOW)

DOCUMENT INFORMATION

Project Manager :               Gil Tal

Customer Project
Manager :                       Na'ama Halperin

Prepared by:

Document Version
No:                             V7.0

Preparation Date:               26/10/2003


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INDEX

DOCUMENT INFORMATION...............................................    1
DOCUMENT INFORMATION...............................................    2
INDEX..............................................................    3
1       GENERAL ...................................................    4
DEFINITIONS .......................................................    4
2       MANAGEMENT SUMMARY ........................................    7
2.1     GENERAL....................................................    7
2.2     INTRODUCTION TO IT SERVICE MANAGEMENT / IT
         INFRASTRUCTURE LIBRARY....                                    7
        THE PICTURE SHOWS THE PRINCIPLE ITSM REFERENCE MODEL.......    9
2.3     GENERAL TERMS..............................................    9
3       SERVICE LEVEL MANAGEMENT ..................................   10
4       AVAILABILITY MANAGEMENT ...................................   12
5       INCIDENT MANAGEMENT .......................................   13
5.1     PROCESS DESCRIPTION........................................   16
5.2     SUPPORT WORKFLOW...........................................   21
5.3     SUPPORT WORKFLOW CHART.....................................   22
5.4     ESCALATION PROCESS.........................................   26
5.5     CALL FLOW..................................................   26
5.6     BUSINESS APPLICATION HELP DESK.............................   30
5.7     TICKETING SYSTEM MANAGEMENT................................   30
5.8     REMOTE AND TRAVELING END-USERS.............................   33
5.9     EMERGENCY ESCALATION PROCESS...............................   34
5.10    ADOPTING HP-OMS RECOMMENDATIONS- [MICHAEL: TO BE REVIEWED].   38
6       SERVICE COMPONENTS ........................................   39
6.1     SOFTWARE SUPPORT AND MIANTEINACE...........................   42
6.2     WES ENVIRONMENT SUPPORT....................................   42
6.3     HARDWARE SUPPORT...........................................   45
6.4     SERVERS ENVIRONMENT........................................   45
   6.4.1   Backup .................................................   46
   6.4.2   General System Administration ..........................   47
   6.4.3   Web servers: ...........................................   47
6.5     MAIL ADMINISTRATION........................................   48
6.6     LAN/ WAN MANAGEMENT........................................   48
6.7     UNIX SUPPORT AND ADMINISTRATION............................   49
6.8     STORAGE SUPPORT............................................   50
6.9     ANTIVIRUS ADMINISTRATION...................................   50
6.10    FIREWALL...................................................   51
   6.10.1  Firewall Administration ................................   51


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6.11    CONTENT PROTECTION.........................................   52
   6.11.1  Content Protection (Esafe) Administration ..............   52
6.12    BUSINESS APPLICATION SUPPORT...............................   53
6.13    INSTALL, MOVE ADD OR CHANGE  (IMAC)........................   54
6.14    SCOPE AND OUT OF SCOPE WORK................................   55
6.15    TECHNOLOGY REFRESH PROCESS.................................   56
7       RELEASE TO PRODUCTION .....................................   57
8       CHANGE MANAGEMENT .........................................   59
8.1     ROLES AND RESPONSIBILITIES.................................   59
   8.1.1   Change Manager(s) ......................................   60
   8.1.2   Change Advisory Board (CAB) ............................   60
   8.1.3   Change Requester .......................................   61
   8.1.4   Change Supervisor ......................................   61
   8.1.5   Change Tester(s) .......................................   62
   8.1.6   Change Coordinator .....................................   62
   8.1.7   Change Implementer(s) ..................................   62
8.2     CHANGE CATEGORIES..........................................   63
8.3     PROCESS DESCRIPTION........................................   65
   8.3.1   Adding or Removing a Customer Site .....................   66
   8.3.2   Adding or Removing a System ............................   66
   8.3.3   Changing Service Level .................................   67
   8.3.4   Introducing or Eliminating a Service ...................   67
   8.3.5   Emergency Change .......................................   67
   8.3.6   Process Flow Chart .....................................   68
APPENDIX A: CUSTOMER STAFF AUTHORIZED TO TRANSFER CASES OR
CALL HP-OMS .......................................................   70
APPENDIX B: PRIVILEGED ACCESS REQUEST FORM ........................   71
APPENDIX C: SECURITY AUDITS .......................................   74
APPENDIX D: HP-OMS ACCEPTABLE USE POLICY ..........................   76
APPENDIX E: REASONABLE REQUEST TO REPACE KEY PERSONNEL, SECURITY OR
COMMUNICATION SUPPLIERS CONTRACTORS ...............................   77
APPENDIX F: CHANGE REQUEST FORM ...................................   78
APPENDIX G - EMERGENCY ESCALATION PROCESS PHONE NUMBERS............   80


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1      GENERAL

DEFINITIONS

This Exhibit B is attached to the Master Service Level Agreement dated as of [______________] by and between HP-OMS and Customer (the "AGREEMENT") and made a part thereof by reference. All capitalized terms not otherwise defined in this Exhibit shall have the meanings ascribed thereto in the Master Service Level Agreement between the parties. The following terms shall have the meanings specified below:

"CHANGE" has the meaning set out in SECTION [8] (CHANGE MANAGEMENT).

"EMERGENCY CHANGE" has the meaning set out in SECTION [8.2], TABLE 8 (CHANGE CATEGORIES).

"END OF QUARTER PERIOD" has the meaning set out in SECTION [4] (AVAILABILITY MANAGEMENT).

"FULL SUPPORT" has the meaning set out in EXHIBIT A to the Agreement.

"INCIDENT" means a fault, error, or problem in the IT Environment in respect to which Customer is entitled to Service in accordance with the Agreement.

"IT ENVIRONMENT" has the meaning set out in EXHIBIT A to the Agreement.

"ITSM" has the meaning set out in SECTION [2.2] (INTRODUCTION TO IT SERVICE MANAGEMENT / IT INFRASTRUCTURE LIBRARY).

"MAJOR CHANGE" has the meaning set out in SECTION [8.2], TABLE 8 (CHANGE CATEGORIES).

"MAKE IT WORK SUPPORT" has the meaning set out in EXHIBIT A to the Agreement.

"MEDIUM CHANGE" has the meaning set out in SECTION [8.2], TABLE 8 (CHANGE CATEGORIES).

"MINOR CHANGE" has the meaning set out in SECTION [8.2], TABLE 9 (CHANGE CATEGORIES).

"MUO" or Multi User Outage is defined in EXHIBIT C, SECTION [2], TABLE 1.

"OS" Operating System

"PRIORITY" means either MUO, Critical, Regular or Low (as such terms are defined in EXHIBIT C, SECTION [2], TABLE 1), indicating the business impact to Customer of an Incident and thus the urgency for follow-up in accordance with the Service Levels.


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"RFC" means Request for Change.

"SERVICE LEVEL COMMITTEE" has the meaning set out in SECTION [3] (SERVICE LEVEL MANAGEMENT).

"SERVICE COMPONENTS" has the meaning set out in SECTION [6] (SERVICE
COMPONENTS).

"SERVICE SYSTEMS" means the ticketing and monitoring modules of the "HP Openview" system, provided by HP-OMS for the provision of the Services, including without limitation, Incident management and monitoring of HP-OMS Hardware in accordance with the Service Levels.

"SERVICE REQUEST" means Customer's formal request for Services when the Customer discovers an Incident.

"SLM" has the meaning set out in SECTION [3] (SERVICE LEVEL MANAGEMENT).

"TECHNOLOGY REFRESH ASSETS" has the meaning set out in SECTION [6.15] (TECHNOLOGY REFRESH PROCESS).

"TICKETING SYSTEM" means the help desk management system within the HP Openview system.

"VERSION RELEASE PERIOD" has the meaning set out in SECTION [4] (AVAILABILITY MANAGEMENT).


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2      MANAGEMENT SUMMARY

2.1    GENERAL

The Statement of Work (SOW) provides roles and responsibilities and detailed information as a basis for the delivery of the Services by HP-OMS, as well as for the future cooperation of Customer and HP-OMS. This exhibit describes the working process and the services during the Steady State, which is defined as the period following the end of the Transition and Stabilization phases.

HP-OMS will support all projects, which were started prior to the commencement day (i.e. Windows and Exchange 2000).

It is understood that the IT service functions and, thus the SOW may be improved in the future as the level of experience and knowledge about Customer's IT Environment and its use increases. The SOW consists of the following Sections:
    o  Service Level Management

    o  Availability Management

    o  Incident Management

    o  Service Management

    o  Release to Production

    o  Change Management

This Section introduces the concept of the SOW and presents a summary description of each of the individual Sections as listed above.

2.2    INTRODUCTION TO IT SERVICE MANAGEMENT / IT INFRASTRUCTURE LIBRARY

HP has been working with IT organizations around the world to develop the HP IT Service Management Reference Model ("ITSM") It provides a tool for initiating a meaningful dialog with HP-OMS's Customers concerning IT process requirements and solutions by providing a coherent representation of IT processes and a common language.


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The ITSM incorporates many of the IT Infrastructure Library (ITIL) best practices, which are relevant to the provision of the Services. ITIL is a UK government standard manifested in a library of books describing 'best practices' for delivering and managing IT service functions. The aim of the ITIL is to facilitate improvements in efficiency and effectiveness in the provision of quality IT services and the management of the IT infrastructure within any organization. In order to take advantage of the ITSM this document will show services as a function of the ITSM reference model. The advantages are:

    o  ITSM/ ITIL is a 'complete' description of IT service functions/processes

    o Service activities are clearly defined allowing clear allocation of responsibility and clearly delineated separation and integration points

HP-OMS will provide the Sercvices based on ITSM guidelines.


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THE PICTURE SHOWS THE PRINCIPLE ITSM REFERENCE MODEL.

2.3    GENERAL TERMS

This SOW refers to the steady state of the Services provided by HP-OMS to the Customer. The steady state is defined as the time following the Transition and Stabilization Phases at each Customer Site (see description in EXHIBIT D).

The Transition and Stabilization Phases are described in detail in Exhibit D - Transition and Stabilization

The SOW describes the processes that are used to deliver the services for HP-OMS Hardware, HP- OMS Software, Customer Software and Customer's proprietary Software defined in the Agreement.


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3      SERVICE LEVEL MANAGEMENT

The SERVICE LEVEL MANAGEMENT process is used to verify with the Customer that the Service is delivered according to the agreed Service Levels and their parameters. In the face of changing business needs, service level management adapts quality and/or quantity parameters.

HP-OMS will nominate a service level manager ("SLM") who will be responsible to verify that the Service Levels are achieved.

Once a month, on or before the 15th day of each calendar month, the SLM will issue a report that will compare the actual service levels achieved with the Service Levels required to be achieved.

A Service Level committee will review the report and determine the corrective actions to be taken (the "SERVICE LEVEL COMMITTEE"). From HP-OMS, the participants on the Service Level Committee will be the HP-OMS Project Manager, the Technical Manager and the Service Level Manager, unless otherwise agreed by the parties. From the Customer, the participants on the Service Level Committee will be the Director of IT and the Global Infrastructure Manager, unless otherwise agreed by the parties.

HP-OMS RESPONSIBILITIES

    o  Provide the Customer with the Services described in the Agreement.

    o  Provide a primary contact who will be the HP-OMS SLM

    o Collect, consolidate, distribute and maintain data to provide standard reports for the services being delivered

    o Evaluate monitored system events and thresholds to ensure their appropriateness and accuracy

    o  Produce regular reports as defined in Exhibit B

    o  Perform actions necessary to achieve the Service Levels

    o Perform special correction actions when the Service Levels are not met by HP-OMS at HP-OMS' cost and expense, to ensure that the Service Levels are met in the next monthly measurement period.


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CUSTOMER RESPONSIBILITIES

    o Provide a primary contact as a counterpart to HP OMS's responsible Project Manager

    o Notify HP-OMS prior to making changes in their business processes or organization that may have an impact on the service to be delivered

JOINT RESPONSIBILITIES

    o HP-OMS and Customer will review Service Levels achievement and determine necessary amendments/changes to service


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4      AVAILABILITY MANAGEMENT

The AVAILABILITY MANAGEMENT process focuses on achieving and measuring the agreed availability levels for the IT Environment (defined in EXHIBIT A and EXHIBIT C APPENDIX A). The Service Level Committee will manage availability of the IT Environment in accordance with the Service Levels. When a planned downtime is required, HP-OMS will coordinate planned downtimes with the Customer. The last two (2) weeks of the quarter and the first four (4) weeks of a new quarter are considered "END OF QUARTER PERIOD". The last three (3) weeks before any major version release of Customer's proprietary Software are called "VERSION RELEASE PERIOD". Planned downtime will not accrue during the End of Quarter Period and/or during the Version Release Period, except for emergency cases and where approved by the Customer IT Director AND the relevant Country manager using the Change Management Process.

In addition HP-OMS will have a planned down time window as detailed in EXHIBIT C
SECTION 3.3 (DOWNTIME).

HP-OMS RESPONSIBILITIES

    o Coordinate with Customer all planned downtimes required to deliver the agreed service and will make best efforts to perform maintenance work during non - working hours.

    o Monitor the infrastructure availability and report to the Customer on a monthly basis

CUSTOMER RESPONSIBILITIES

    o Follow HP-OMS recommendations for good availability practices (e.g. provide planned downtimes to allow HP-OMS to performed proactive maintenance and consistency checking jobs).

    o Notify HP-OMS about changes in Customer business processes that may impact the service availability.

JOINT RESPONSIBILITIES

Customer and HP-OMS will agree on a defined maintenance window, which will allow HP-OMS to perform proactive maintenance for system administration tasks to improve service performance. Downtimes will be scheduled to after working hours of the relevant site and will be planned not to occur during Version release Period or End of Quarter Periods.


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                             Statement of Work (SOW)

5      INCIDENT MANAGEMENT

The Incident management process describes the process to resolve Incidents.

An Incident may be reported to HP-OMS, either as a Service Request or as an automatic alert generated by the Incident Management System.

The INCIDENT MANAGEMENT process objective is to re-establish the Service affected by the Incident as soon as possible following an Incident and to minimize the disruption consequences.

All Incidents will be classified by priorities. A four stage process analyzing the following factors determine Incident Priority:

    o  The number of users affected by the Incident

    o  The severity of the problem

    o  The business risk

    o  The number of Customer Sites affected by the Incident

Priorities are ordered from 1 to 4 where 1 is termed "MUO" (Multi User Outage), 2 " Critical ", 3 "Regular" and 4 "Low".

A matrix showing the Priority as a result of these four (4) factors is shown in EXHIBIT C, SECTION 2 - (PRIORITIES)


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TIERS OF SUPPORT

HP-OMS will provide the Customer with three Tiers of support:
1st Tier - support that the local HP-OMS Personnel provide at the applicable Customer Site;
2nd Tier - support from the MCC;
3rd Tier - MCC escalates the problem to HP-OMS experts or a third party supplier

(Remote users or Customer Employees who are traveling shall receive 1st and 2nd Tier Support from the MCC)

HP-OMS RESPONSIBILITIES

    o Document, qualify and route the requests and events under HP-OMS responsibility to the correct support resource, and escalate when necessary,

    o  Regularly update end-user about call status and progress made.

    o Monitor open Incidents to ensure their progress towards end-user satisfaction

    o 1st, 2nd and 3rd Tier Incident resolution of all events and Customer requests & the execution of routine change orders

    o Propose the necessary changes for events requiring solutions outside the scope of the Agreement and provide such changes under change management process

    o  Monitoring and reporting of service performance

    o  Provide to the Customer a list of point of contacts (EXHIBIT G)

    o Invest constant efforts without any interruptions until a solution is found for problems of the first 2 priorities (MOU and Critical) or Customer's representative will agree to a temporary solution

    o Provide technical support as described in this Exhibit SECTION 6 - SERVICE COMPONENTS

    o  Solve service tickets submitted by end-users

    o  Software distribution


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CUSTOMER RESPONSIBILITIES

    o Provide HP-OMS personnel with necessary access to all sites where operational.

    o  Provide access to the IT infrastructure (Servers, Network Routers...).

    o Provide access to the Telecom infrastructure as required to provide in scope services

    o Provide a list of contacts authorized to raise requests, and/or to receive notification for pre-defined events (APPENDIX A herein)

    o Supply information required to access application support team as well as third party contacts, if maintained by Customer

    o Open Incidents (service request) via web interface, if possible, and provide a description of the request including contact information

    o End-users should respond to HP-OMS request for information regarding an Incident

    o Assist HP-OMS with necessary activities to resolve problems (e.g. test, onsite help, etc.).

    o Inform HP-OMS of planned changes to user numbers (differences of greater than 10% plus/ minus) or Customer Site locations to ensure no degradation of service.

JOINT RESPONSIBILITIES

    o Customer & HP-OMS will be responsible to define and validate most Desktop and Laptop Software images used by end-users.

    o  Customer & HP-OMS will record Incident ID for further reference.


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5.1    PROCESS DESCRIPTION

HP-OMS SUPPORT PROCESS:

    1) Class 1 Sites- Include sites which are R&D centers and have [**] or more R&D users or general sites with [**] or more end-users
    2) Class 2 Sites- Include general sites which have less then [**] end-users or R&D sites with less then [**] R&D users but more then [**]
    3) Class 3 Sites - Include sites with [**] or less users, include end-users located on very small Customer sitesand Home users who are working from home as their main working place.
Home Users - Include end-users working from home as their main working place
    4) Customers' Customer Site Users - Include end- users working on Customer's customer site (e.g. BMW) as their main working place
    5) Traveling Users - Include end-users that are traveling away from the customer sites described above

Support delivery overview is detailed in Figure 2 (Support Provision for End-Users) herein

In order to carry out support operations worldwide, HP-OMS will set up a Monitoring and Control Center (MCC). This center will operate with on-site support engineers 24/6 (according to MCC Service Window as detailed in Exhibit C section 3.2), and will have the following duties and responsibilities:

    o  Infrastructure monitoring management

    o  2nd and 3rd Tier support

    o  Crisis management

    o  Windows & Unix system administration

    o  Exchange administration

    o  Oracle database administration and management

    o  Information security management

    o  Web servers management (not include content management)


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    o  Network monitor and management (Including WAN connections)

    o  Firewall & Anti virus management

    o  Monitor and control all open Service Request tickets worldwide

    o  3rd party contracts management

    o  Professional's asistence management

    o  Escalation to Key Personnel or to Professionals when requieured


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FIGURE 2: SUPPORT PROVISION FOR END-USERS


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To provide 1st Tier support for end users, HP-OMS will setup Regional Support
Centers (RSC). RSC will be combined with permanent on site personnel (on Class1 sites) and by HP-OMS personnel visiting on site per request due to Incident or scheduled maintenance task (on Class 2 sites).

RSC will have the following duties and responsibilities:

    o  1st Tier support

    o  Hardware break/fix

    o  Hardware install

    o  On site technical support

    o  Backup operation

    o  Software installation and support

    o IMAC (Install, Move, Add, Change) - See details in Section 6.13 HEREIN (INSTALL, MOVE, ADD OR CHANGE (IMAC))

    o  Escalation to MCC

Service request tickets from end-users located on sites bound to RSC will route to a regional work queue and will be handled according to ticket's Priority.


[**]


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HP-OMS Regional Support Center (RSC) Personnel will provide assistance for issues requiring 1st Tier support or technical support, which requires presence on site (on Class 1&2 sites).

Support procedure will be based on the Ticketing System, which will route services request tickets to pre-defined work queues. The queue is set according to the end-user regional location, the content of the problem, Customer working process and the handler.

SERVICE REQUEST INITIATION

The Ticketing System will be web based and will run over the Internet (Naama:
Internet was decided between Harel and Erez in the past so it will be accessable by end-users who can't access the intranet). The system will be accessible worldwide to all Company end-users providing user name and password. It will be mandatory for all Customer employees to open a Service Request ticket using the Ticketing System in order to receive service except for the occasions listed below. The Ticketing System will also allow end-users to view and check the status of their open Service Request ticket via the web interface.
No services will be given to end-user unless ticket has been submitted using the Ticketing System.
In the unlikely event that the Ticketing System is down, HP-OMS will notify/redirect end-users to temporarily submit Service Requests via email, phone or fax.

EXCEPTIONS

HP-OMS will allow end-users to initiate Service Requests using email, phone or fax submission if the Service Request meets one or more of the following conditions:

    o End-user requires service but is unable to connect to the Internet to submit a standard Service Request ticket

    o End-user has problem with his/her personal computer and has no access to another computer which would allow him/her to submit a standard Service Request ticket

    o End-user is in the contact list specified in APPENDIX A herein - Customer staff authorized to transfer cases or call HP-OMS

    o  Ticketing (Service) System is not available

    o  End user traveling or located at Customer's Customer Sites


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5.2    SUPPORT WORKFLOW

End-users on Class 1 sites, Class 2 sites, sites with less then 3 users and home users are required to open a Service Request ticket for all cases, which requires technical support with the exceptions described above. Support process for traveling users and users at Clients sites will be done by MCC as detailed in SECTION 5.1 and 5.6 herein.

In the event the Service Request was not submitted directly by the end user [I.E. VIA THE INTERNET], it will be submitted to the MCC and the ticket ID will be given to the initiator. The system is receiving tickets from registered end-users and proactive alerts [i.e. automatically generated Incidents] from infrastructure monitoring environment (i.e. Open View monitoring alerts).

The Ticketing System will route Service Request tickets to the appropriate work queue.

TABLE 5: EXAMPLE CASES OF TICKETING SYSTEM ROUTING:

    SITE NAME &
       CLASS                       CASE                                     OUTCOME
--------------------  ------------------------------------- ----------------------------------------
                                                            Service request will be submitted to
                                                            RSC work queue for assistance.  RSC
       Class1              End-user submits a ticket,       on site support person will provide the
                                requesting help             end-user with 1st Tier support as
                                                            required.

                           End-user submits a ticket,       Service request will
       Class 2                  requesting help             be submitted to RSC
                                                            work queue for
                                                            handling. RSC
                                                            support person will
                                                            contact the end-
                                                            user and provide him
                                                            with remote
                                                            control assistance. If the end-user will
                                                            require on site help, RSC will engage
                                                            HP authorized
                                                            personnel, who will
                                                            arrive to Class 2
                                                            site and provide on
                                                            site support
                                                            according to the
                                                            appropriate SLA.


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

                           End-user submits a ticket,       Service request will be submitted to
    Class1              asking to open mail account for     MCC (Monitor & Control Center)
                                  new employee              work queue for resolution

   Traveling              End user calls MCC and            MCC will open Service
   End- user                   requests help                Request that will be
                                                            submitted to MCC work
                                                            queue.MCC support person
                                                            will provide the
                                                            end-user with remote
                                                            assistance. If the
                                                            problem requires
                                                            hardware/on site
                                                            help, MCC will
                                                            direct the user to
                                                            Customer's nearest
                                                            site. In the event
                                                            there isn't a nearby
                                                            site, MCC will
                                                            direct the user to
                                                            the nearest HP-OMS
                                                            authorized support
                                                            contact.

RSC and MCC support personnel will use remote control technology to resolve end-user technical issues. At Class 2 sites, where there are no permanent HP-OMS personnel, in situations which will require on site technical assistance, MCC and RSC will operate HP-OMS authorized personnel, who will arrive to the end-user site according to SLA as defined in EXHIBIT C.

For Incidents initiated for an individual issue, HP-OMS will verify with initiator that he/she approves the problem was fixed prior to closing the ticket.


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5.3    SUPORT WORKFLOW CHART

Figure 3 - support workflow chart for Class 1, Class 2 and Home end users


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Figure 4 - support workflow chart for Class 1, Class 2 and Home end users


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TABLE 6: SUPPORT CLASSIFICATION BETWEEN MCC AND RSC

The Table below describes, without limitation, the major functions of the MCC and the RSC.

           INSCOPE                       OWNER      OUT OF SCOPE
------------------------------------- ------------  -------------
[**]                                      [**]

[**]                                      [**]

Escalation Management                     MCC

Exchange administration                   MCC

[**]                                      [**]

[**]                                      [**]

2nd and 3rd Tier support                  MCC

Crisis management                         MCC

[**]                                      [**]

3rd party contracts management            MCC

System management & maintenance
o   Install patches
o   Change parameter
o   File system modifications             MCC
o   User setup

[**]                                      [**]          [**]

Remote traveling users                    MCC

Hardware break/fix                        RSC

Hardware replace                          RSC

[**]                                      [**]          [**]


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                    In scope                   Owner         Out of scope
----------------------------------------- ---------------  ----------------
1st Tier support                                RSC

General Software support                        RSC

All Customer purchased application on           RSC
make it work basis

5.4    ESCALATION PROCESS

Service request tickets from Class 1 sites will receive 1st Tier Support on-site according to the Ticketing System routing process. Service request tickets from Class 2 sites will receive 1st Tier Support off-site according to the Ticketing System routing process.

Service requests, which are not resolved by RSC will be escalated to HP-OMS Monitoring and Control Center (MMC), which will act as 2nd Tier support. The person who escalated the issue will own all 2nd Tier escalated Tickets. This is to maintain the principal of HP-OMS's SPOC (Signal Point Of Contact).

All escalated Tickets will be continually managed until final resolution of the problem. Service requests, which are not resolved by MCC, will be escalated to HP-OMS Professionals or other 3rd party that will act as 3rd Tier support who will support the MCC at the background. Service requests, which are not resolved by HP Professionals, will be escalated to HP-OMS Key Personnel that will also act as 3rd Tier support and will verify the resolution of the Service Request according to the SLA measures.

5.5    CALL FLOW

End-user at Custoemrs' Custoemr Sites or Traveling users will call MCC to request for Service. MCC will open a ticket on the Ticketing System onbehalf of the users and provide the services according to Service Request Priority and the nature of the problem. The handling of the Service Request will be according to the Support Procedure and Escalation Procedure and the SLA described in EXHIBIT C.
Figure 5 - Call flow and escalation process


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REPORTING:

HP-OMS MCC will provide the Customer and HP-OMS Project Manager with on going reports, which will include the type of service provided worldwide. HP-OMS will update the form of the reports according to Customer's requests. HP-OMS reports to the Customer will include:

WEEKLY REPORTS:

    o  Total number of service tickets for period
    o  Calls per sites per priority
    o  Class classification per priority
    o  Top 3 most common service categories
    o  Failed service tickets:
    o  Total number of tickets including failed tickets percentages
    o  Missed SLA tickets per service
    o  Number of IMAC requests
    o  Back log tickets - Tickets that remain unsolved from the last week
    o  Average Time to resolve a ticket by priority
    o Overall ticket report by priority (display the total number of tickets per priority and the resolution time for those tickets on the same graph)
    o  Maxuimum repair time - Time to fix tickets which failed their SLA

MONTHLY REPORTS:

    o  Total number of service tickets for period
    o  Calls per sites
    o  Top end-users with most calls
    o  Top 3 most common incidents category
    o  Service incidents trends
    o  Number of IMAC requests
    o  Average Time to resolve a ticket by priority
    o  Maxuimum repair time - Time to fix tickets which failed their SLA
    o Failed tickets:
      o  Total number of tickets including failed tickets percentages
      o  Failed tickets per service


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QUARTERLY/ANNUALLY REPORTS:

    o  Quarterly service incidents trends:
        o   Availability trends
        o   Time to resolve trends
        o   Number of end-users per number of tickets
        o   Number of users trend

    o  IMAC requests compared to HP-OMS commitment

    o  Total SLA commitment for credit

It will be the responsibility of the HP-OMS Project Manager to analyze these reports and investigate exceptional cases (e.g., more then X Service Requests from end-users per month, service tickets which missed their SLA (miss commits) and verify that the service provided was correct, and whether a service/technical change or adjustment is needed.

HP-OMS will also provide Customer with hardware and software asset reports on a quarterly basis.

Reports should be provided by HP-OMS in the formats set out in Appendix H hereto, and shall be reviewed by the Service Level Committee, as described in
SECTION 3 (SERVICE LEVEL MANAGEMENT).


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5.6    BUSINESS APPLICATION HELP DESK

As described in SECTION 6.12 (BUSINESS APPLICATION SUPPORT), HP-OMS will provide the Customer with support services for business applications. HP-OMS will consolidate current Customer helpdesk support (except for [**] support) process into Service Desk Ticketing System (SEE SECTION 5.7 - TICKETING SYSTEM MANAGEMENT). The consolidation process will make the current working process more efficient and will provide the benefits of using a workflow and escalation Ticketing System with report abilities.

HP-OMS defined the Business application Help Desk consolidation into Service Desk, as part of the Ticketing System projectas deribed in EXHIBIT D. During consolidation process, HP-OMS and the Customer will work together to analyze the working process and the relationships the help desk presently has with groups and end-users across the company. The outcome of this process will be a workflow process, which will be implemented into Service Desk Ticketing System.

For [**] support, HP-OMS will continue the current work-flow using the [**] module.

As recommended for the regular support process (SECTION 5.2 - SUPPORT WORKFLOW), a similar support process will be defined for the application helpdesk. It will have a dedicated work queue, which will be managed according to ticket priority and its content and will integrate with the Company's global support process (SEE 5.3 -SUPPORT WORKFLOW CHART).


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5.7    TICKETING SYSTEM MANAGEMENT

Upon logging a ticket in Service (Ticketing) Systems the data linked to a user is automatically shown. This means that the geographical location, user's direct manager, user's contact details and configuration items such as PC and Monitor, Printers and Servers in use can be linked to the user. The search engine also provides the possibility to search by either User ID, user name or Workstation name.

In populating information automatically, Service Systems provide the history of the user including old tickets and current tickets which are in the process of being resolved as well as information about the Hardware being used by the end user. Service Systems preserve all information regarding a ticket including the source, Incident or request details as well as the resolution. Closed tickets serve as a knowledge base or repository of past problems and resolutions and are used to increase the resolution rate of the support personnel at the 1st Tier support, particularly for cases that are linked specifically to the Customer's IT Environment. Through the use of Service Desk, HP-OMS is able to track tickets, manage Incidents, manage and report Service level achievement. Service Systems also enable HP- OMS to produce reports and information necessary to track performance against these Service levels. As an ongoing improvement function, HP-OMS will continually analyze the reports to understand trends and whether any changes should be recommended to optimize service delivery and improve End-User productivity. Web version of the tool allows the Service provider to commence working toward the resolution of an Incident in 'real time' without having to once again ask the end-user to repeat their question or Incident.

Service desk network traffic works over http protocol and will have minimal impact to network infrastructure.


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SUPPORTED LANGUAGES:

Official supported language by HP-OMS will be English including phone support. In some of Customer's sites, HP-OMS will provide a Ticketing System with end users' User Interface (UI) in the following languages:

    o  English
    o  French
    o  German
    o  Japanese (Kangi)

In case that the number of employees in the region using Mandarin language will reach or exceed 7% of the total number of end-users, HP-OMS will provide a user interface for the web ticketing system in Mandarin language.

The system will display the Ticketing System pages including the drop down menus in the languages mentioned above. If the end user will require/wish to enter free text the system will recommend him/her to use English text only. Customer's employees that can't use English will be able to submit the ticket description in their local languge.

At locations where the above languages are not the local languages, UI will be displayed in English.


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SYSTEM IMPLEMENTATION:

HP-OMS defined Ticketing System implementation, as part of the projects necessary for the Stabilization phase (EXHIBIT D).

During implementation process, HP-OMS and Customer will work together to analyze the Customer's working process HP-OMS in use methods. The outcome of this process will be a workflow procedure to be implemented into Service Desk to be used for on-going support operation. As part of delivering the product, HP will provide the Customer representative access (read only) to the system, the ability to generate reports and access to the system database to allow the Customer to generate custom reports.

5.8    REMOTE AND TRAVELING END-USERS

As discovered during the Due Diligence phase, there are end-users who work from home, traveling end-users , end-users working at sites with less then 3 end-users and end users working at Customer's client sites.

The support process for home users and users that are working from sites with less then 3 end-users will rely on the global support process describe in
SECTION 5.2 - SUPPORT WORKFLOW and will have the following exceptions:

    o Home users and users that are working from site with less then 3 end-users will be able to contact the local support person by phone in the event of mass failure which prevents him/her from submitting Service Request tickets (according to procedure that will be agreed)

    o Service Desk Ticketing System will prompt every user for his/her location. End-users who are geographically close to an existing site will select the site as their location and will receive support by the local RSC

    o On personal home computers (not belonging to or not purchased by the Customer or not HP-OMS Hardware), support will be limited to ability to use Secure Remote to access mail and file services only

Home PCs which are the property of the Customer or HP-OMS Hardware will be fixed on Customer's site The support process for traveling users and users that are on Customer' s Customers sites will rely on the Call Flow described in Section 5.8 (Remote and Trevelling End-Users). Support Process is described in SECTION 5.2 (SUPPORT WORKFLOW) and will have the following exceptions:


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    o  HP-OMS will provide 1st Tier support by phone to the above users by MCC
       (see Figure 2 for support levels description)

    o Remote end-users who are traveling will receive phone support 24/6 (according to MCC Service Window as detailed in Exhibit C section 3.2) by phone or a beeper to the MCC. MCC will provide any remote assistance possible for traveling users.

    o In the event end-user will be directed to a beeper or a Voice Mail, MCC will contact the end-user within 30 minutes from the moment a message is left (MCC support for traveling users based on the assumption that at any given time, a maximum of 100 end-users will be traveling out of their original office)

EXCLUDED (WILL NOT BE SUPPORTED BY HP-OMS):

    o HP-OMS will not support any home computer (hardware and software) except for the ability to use Secure Remote.

    o HP-OMS will not provide on site support at end- user or non-standard locations (end- user home, hotel, etc.)

5.9    EMERGENCY ESCALATION PROCESS

HP-OMS will provide the Customer with 2 emergency contact details:

    (1) HP-OMS Key Personnel; and

    (2) MCC (Monitor & Control Center) with a 24/7 technical emergency phone number, as detailed in Appendix G herein (Emergency Escalation Process Phone Numbers).

Only a Customer Contact listed in APPENDIX A herein is permitted to "escalate an Incident", i.e., for the purpose of changing the Priority of an Incident. Accordingly, a Customer user shall contact one of the Customer Contact persons when the user believes there is a requirement for such escalation. If the Customer Contact person chooses to escalate the Incident, he/she will contact one of the emergency contacts detailed above.


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If the Contact Person is directed to a beeper or a Voice Mail, the MCC is responsible to contact him/her back within thirty (30) minutes from the moment a message has been left.

The Customer Contact persons may escalate an Incident priority to any priority.

Examples of when an escalation can occur are as follows:


    o The Customer Contract has no ability to report an Incident to the Ticketing System because of technical problems.

    o An Incident has been opened and there is a need to increase the Priority in order to achieve a faster resolution time.

    o An incident has been opened and HP-OMS has not resolved the Incident in accordance with the Service Levels, resulting in a need to increase the Priority in order to achieve a faster resolution time.

HP-OMS RESPONSIBILITIES

    o For technical emergency escalation process, HP- OMS MCC will activate all necessary contacts to ensure problem resolution according to HP-OMS' Service Level commitments.

    o Upon initiation of a service emergency escalation process, the HP-OMS Project Manager will conduct a process investigation.

    o HP-OMS Project Manager will ensure resolution according to HP-OMS' Service Levels

    o HP-OMS will submit a report to site/office manager and Customer's HP-OMS coordinator as described in Appendix H herein (Escalation Management Report).

    o Upon logging of MUO or Critical Incidents, or changing the Incident priority to MUO or Critical, HP-OMS will work continuously on resolution until problem is solved or Customer's representative approves a work around or temporary fix, in accordance with the Services Levels and subject to the applicable Service Level Credits.


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CUSTOMER RESPONSIBILITIES

    o Instruct the contact persons listed in Appendix A herein about the conditions to use the above process.

The Customer will emphasize that the process should be initiated on emergency cases only.

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FIGURE 6: ESCALATION PROCESS WORKFLOW


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5.10   ADOPTING HP-OMS RECOMMENDATIONS- [MICHAEL: TO BE
       REVIEWED]

If, in order for HP-OMS to meet the Service Levels, HP-OMS determines that a Change or an action must be taken (HP-OMS Recommendation). This Recommendation will be introduce by using Change Management Process and can be one of the following:

    1. HP-OMS Recommendation that does not require additional costs: The Recommendation must be reviewed by the Change Advisory Board (CAB). In cases of service failures before the change was implemented or if the customer did not approve the recommendation - The related service will be measured in parameters different then the original SLA parameters during the resolution time but all other SLA indicators will be kept.

    2. HP-OMS Recommendation that required additional costs:

    (i) Borne and paied by HP-OMS, provided that HP-OMS should have reasonably foreseen this requirement, based on its review of Customer's requirements during the Due Diligence process;

    (ii) Borne and paied by the Customerif HP-OMS should not reasonably have foreseen this requirement, based on its review of Customer's requirements during the Due Diligence process; or

    (iii) Addressed according to another mechanism, if mutually agreed by the parties.

In any case, HP-OMS shall provide at least two (2) different technical recommendations for a resolution of the foregoing problem.


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6      SERVICE COMPONENTS

The following table describes the ownerships and the level of responsibility for the major services and process setout under this agreement:

"OWN" means the highest level of responsibility that a party has for a service or a process or a function set out in this agreement. Including, without limiting: Full Support, propriety ownership, managing, maintaining, operating, updating of a service or a process or a function set out in this agreement

"PARTICIPATE" means responsibility of a party to ensure that the other party can do fill its responsibility for a service or a process or a function set out in this agreement. Including, without limiting: assist, report, reply support, inform in regarding of a service or a process or a function set out in this agreement

TABLE 7: MAJOR SERVICE COMPONENTS DESCRIPTION


MAJOR SERVICE ITEMS           HP-OMS      CUSTOMER    WORK REFERENCE          COMMENTS
-------------------------  -----------   ----------   -----------------     ------------
WES - Workstation             Own            ---           EXHIBIT A -
Environment Services                                        SECTION 2
                                                           EXHIBIT B -
                                                           SECTION 5.2

Server Environment            Own            ---          EXHIBIT A -
Management                                                  SECTION 3
                                                          EXHIBIT B -
                                                           SECTION 6.4

Hardware Support              Own            ---           Exhibit A -
                                                          Sections 2,3
                                                           EXHIBIT B -
                                                           SECTION 5.3

Mail Administration           Own            ---           EXHIBIT B -
                                                           SECTION 5.5
                                                           Exhibit C -
                                                             Section

LAN / WAN Management          Own            ---           EXHIBIT A -


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
MAJOR SERVICE ITEMS            HP-OMS      Customer      WORK REFERENCE       Comments
-------------------------    -----------   -----------   -----------------  ------------
Business Applications         According    According to      EXHIBIT A -
(Clarify,                     to Exhibit     Exhibit N       SECTION 5.2.1
Business Object,              N Table 1       Table 1        EXHIBIT B -
Web Intelligence, Citrix)                                    SECTION 6.12

Other Business Application:  Participate        Own          EXHIBIT A -    Customer is
Systems Union                                                SECTION 5.2.1  the owner of
Lavi                                                         EXHIBIT B -    the Software.
Kav Ma'arch                                                  SECTION 6.12   HP-OMS will
Kopel Reem                                                                  provide Make
Replicon                                                                    It Work support

Customer Software            Participate        Own          EXHIBIT B -    Customer is the
                                                             SECTION 6.1    owner of the

                                                                            Software.
                                                                            HP-
                                                                            OMS
                                                                            will
                                                                            provide
                                                                            Make
                                                                            It Work support

Customer Proprietary         Participate        Own          Exhibit B -    Customer is the
Software                                                                    owner of the
                                                             Section 6.1    Software. HP-OMS
                                                                            will
                                                                            provide
                                                                            Special
                                                                            Support

Oracle Application           Participate        Own          Exhibit B -    Customer is
                                                             Section 6.1    the owner of
                                                                            the Software.
                             HP-OMS will                                    provide Make
                                                                            It Work
                                                                            support


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
                             Statement of Work (SOW)
MAJOR SERVICE ITEMS            HP-OMS      Customer      WORK REFERENCE       Comments
-------------------------    -----------   -----------   -----------------  ------------

 HP-OMS Software                 Own       Participate       EXHIBIT A -
                                                             SECTION 2
                                                             EXHIBIT B -
                                                               SECTION 6.1
                                                             EXHIBIT C -
                                                              SECTION 1.8

HP-OMS Software,                 Own           ---           Exhibit A -
Customer Software                                            SECTION 7.1
license management                                           Exhibit E -
and procurement                                              Exhibit C -
                                                              SECTION 1.8

     UNIX Support                Own       Participate       EXHIBIT A -
                                                             SECTION 4
                                                             Exhibit B -
                                                              SECTION 6.7

     Storage Support             Own            ---          EXHIBIT B -
                                                             SECTION 6.8

Security Systems                 Own       Participate       EXHIBIT A -
o        Anti-Virus;                                         SECTION 3.2.4
o        Firewall; and                                       Exhibit B -
o        Content Protection                                   Sections 6.9,
                                                             6.10, 6.11

Incident management              Own       Participate      Exhibit A -
                                                             SECTION 2.2.1
                                                             Exhibit B -
                                                             SECTION 4

Weekly/Monthly/Quarterly         Own       Participate      EXHIBIT B -
Reports                                                        SECTION 5

IMAC                             Own       Participate
Telephony                        ---           Own           Exhibit A -
                                                              Section

R&D Tasks                        ---            Own          Exhibit A -
                                                              Section

Technology Refresh               Own            ---          Exhibit E -
                                                             Section
                                                             EXHIBIT C -
                                                              1.8


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6.1   SOFTWARE SUPPORT AND MIANTEINACE

In order to define the Parties duties and responsibilities as for Software support, all Customer Software and HP-OMS Software items have been classified in
Exhibit I Table 1.The classification was done according to the levels of support, 3rd party support and maintaince and Software upgrades responseblities.

6.2   WES ENVIRONMENT SUPPORT

HP-OMS will perform Full Support, including without limitation, troubleshooting and problem solving in the IT Environment regarding events concerning hardware (e.g. workstations, peripherals, etc.) and software, including the following tasks:

    1. Problem analysis

    2. Preliminary search of the source of problem in network related problems

    3. Restoration of service as soon as possible (with temporary fix if needed)

    4. Directing hardware to maintenance in the event of hardware failure

    5. Problem escalation to specialist if needed

    6. Remote user support: Dialup tool (AT&T, Secure remote) - If applicable

HP-OMS will deliver an operational Computer PC or laptop device to a Customer's end-users as required and agreed. The PC / Laptop delivery will comprise the following tasks:


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    o  Assembly and installation of operating system and pre-defined utilities and applications

    o  Functional testing of hardware

    o Deployment of clients based on agreed configuration specifications, acquisition rate and schedule

HP-OMS WILL PROVIDE FULL SUPPORT FOR HP-OMS SOFTWARE, INCLUDING BUT NOT LIMITED
TO:

    o  MS office

    o  WinZip

    o  Anti Virus

    o  Web Browser - Internet Explorer (for standardization propose)

    o  [**]

    o  Babylon

    o  Acrobat read/write

    o  [**]

    o  Oracle client

    o  SQL DB client

    o OS: Microsoft Windows and UNIX OS used by the Customer and still supported by the original manufacture (UNIX OS that are no longer supported by the original manufacture will be supported on a Special Support basis)

Note: The usage of new versions is part of the provision of the Services. The deployment of a new version will be handled according to the Change Management Process defined in SECTION 8.

HP-OMS WILL PROVIDE MAKE IT WORK SUPPORT FOR CUSTOMER SOFTWARE, INCLUDING BUT NOT LIMITED TO:

    o All software purchased by the Customer (i.e. R&D tools, CAD/PDM tools, Microsoft products, etc.)

    o  Software support to peripheral devices


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    o  PDA and Cellular phones will be supported to allow interface connection between them and Customer's working IT Environment (i.e. connection to MS-Outlook).

HP-OMS WILL PROVIDE SPECIAL SUPPORT FOR HARDWARE AND SOFTWARE, WHICH IS NEITHER HP-OMS HARDWARE, HP-OMS SOFTWARE, OR CUSTOMER SOFTWARE, INCLUDING BUT NOT LIMITED TO:

    o  Palm software support

    o  Windows 95

    o  Windows Millennium


    o Additional support to applications which were defined as Make it work Support

    o  Novell network support

    o  R&D application configuration


OUT OF SCOPE:

    o  All personal purchased applications

    o  Shareware software

    o  Freeware software

    o  Netscape web browser


EXCEPTIONS:

    o During the Transition and Stabilization Phases, HP-OMS will still provide Special Support for Customer's applications defined as out of scope (i.e. shareware application)

    o HP-OMS will provide Make it work Support for all items which are not included within HP-OMS Software or HP-OMS Hardware and used for R&D purposes

    o Application support for applications not included within HP-OMS Software, Customer software or HP-OMS Hardware and not used for R&D purposes will be given with the applicable Customer Site manager approval.


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6.3    HARDWARE SUPPORT

HP-OMS will provide Full Support for all HP-OMS Hardware, including without limitation, responsibility for the following actions:

    0  Client PCs Hardware Incidents

    0  Diagnosis of Hardware problems on Client PCs

    0  Repair and/ or replacement of equipment

    0  Backup media tapes worldwide

    0 Manage repair process (contact 3rd party, ship, receive, supervise, etc.) for all HP- OMS Hardware, including peripherals and non-HP products

NOTE: HP-OMS will provide alternative hardware in the event the hardware repair will take more then 1 day.

SUPPORTED HARDWARE:

    o  All HP-OMS Hardware

EXCLUDED ITEMS (WILL NOT BE SUPPORTED OR SUPPLIED BY HP-OMS)

    o  PDA & cell phone hardware

    o Consumables will not be supplied by HP-OMS (printer toners, cartridges, paper, cleaning kits, etc.)

    o  Peripheral devices (which are not included in HP OMS Hardware):

            o Hardware warranty and SLA to these peripherals will be the original warranty provided by the vendor /manufacturer. HP-OMS will not provide any extension to that service,

6.4    SERVERS ENVIRONMENT

    o HP-OMS will provide Full Support for the Customer's server environment. The service will include, without limitation, Full Support for all server types (e.g., PDC, file servers, print servers, application servers, Windows, UNIX, etc.). Such Full Support includes the following services:


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6.4.1  BACKUP

    o HP will report to the Customer on a weekly basis on successful backup completion company wide (or any problems)

    o  Backup Software: backup routines and restore

    o  Customizable backup solutions

    o  Ability to perform unattended backups

    o  Service spanning multiple operating platforms

    o Daily measurement and review of completion rates for all scheduled backups

    o Backup tapes and media as defined in backup operating SLA in Exhibit C, Appendix A, Section 2.8 - (Backup and Restore SLA)

    o Media management (Note: At Class 2 Customer Sites, tapes rotation will be Customer's responsibility)

    o  Responsibility of backup media

    o Preparation and coordination of backup media to be shipped to safe location

    o Backup problems - Problem analysis - search of the source of problem, restoration of service as soon as possible (with temporary fix if needed)

    o Central Backup location of user data. Note: It will be end-user responsibility to save workstations' data to central location to be backed up

    o HP-OMS will do a restore test on 3 selected items according to Customer request every 3 months at each Customer Site

    o According to customer request all servers' data will be defined to be backed up

    o  Restore services will be done according to end-user request


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6.4.2  GENERAL SYSTEM ADMINISTRATION

    o  Windows administration: user and group management

    o  Password management

    o  Login script

    o Day Light Saving Time - Implement changes and support to all servers and application systems

    o  Time server administration

    o Software management services - Fixes, patches, service packs and new versions will be installed and managed by HP-OMS according to HP-OMS guidelines and professional judgment pending Customer approval

    o  Access control management (Share, NTFS, etc.)

    o  Active directory management (Sites, replication)

    o  Print queue management - Add and manage print queues

    o  Domain and Trust management

    o  FTP administration - Internal & External

    o Monitoring of LOG files on a regular basis to reveal server and services problems

    o  Monitoring Server up time using the monitoring system (HPOV)

    o Monitoring Server Services to enable proactive alerts (i.e., automatically generated Incidents)


6.4.3  WEB SERVERS:

    o  Operating system

    o  IIS operation

    o  Security

    o  FTP


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EXCLUDED ITEMS (WILL NOT BE SUPPORTED BY HP-OMS):

    o  Backup of personal computers and laptops

    o  Backup of personal development environment

    o  Web content

6.5 MAIL ADMINISTRATION

HP-OMS will provide Full Support for the Customer's email system. Such Full Support includes, without limitation, the following services:

    o Mailbox management:

         o Add / remove /change users
         o  Quota management

    o  Exchange database backup and restore

    o  Exchange Database defrag on a regular basis (6 month)

    o  Distribution list management

    o  Exchange Antivirus management

    o  Mail routing

    o  Exchange monitoring

    o  Monitoring Exchange Server Services using HPOV


6.6 LAN/ WAN MANAGEMENT

HP-OMS will provide Full Support for the Customer's network infrastructure.

THE CUSTOMER'S NETWORK INFRASTRUCTURE INCLUDES, WITHOUT LIMITATION, THE FOLLOWING ITEMS:

    o  LAN devices:

         o  All LAN equipment
         o  Manageable and configurable routers/hubs/switches
         o  Domain Controllers
         o  Trust relationships management

    o WAN monitoring - See description in Exhibit C, Appendix A, Section 2.4 (WAN Availability)


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    o  WAN security:

         o  Firewall support
         o  VPN
         o  Content Prot ection (i.e. eSafe) / Antivirus

    o  DNS Administration - Internal and External (Internet)

    o  WINS administration

    o  DHCP Administration - Management and Scope definition

    o  External Mail Routing Management (Incoming & Outgoing)

    o  Remote user support: Dialup tool (AT&T, Secure remote)

    o  ISP monitor and control

    o HP-OMS will define and supervise the work of any 3rd party vendors performing network changes

EXCLUDED ITEMS (WILL NOT BE SUPPORTED BY HP-OMS):

    o  Telephony operation and support

    o  Passive network infrastructure (wall cables, T.O., etc.)

6.7    UNIX SUPPORT AND ADMINISTRATION

     HP-OMS will provide Full Support for the Customer's Unix systems.
     THE TYPES OF SERVICES TO CUSTOMER UNIX SYSTEMS SHALL INCLUDE THE FOLLOWING:

    o  UNIX system administration and maintenance

    o  UNIX bugs fixes

    o  Patches updates

    o  UNIX version control

    o  UNIX Workstation and server hardware support

    o  UNIX Workstation OS support

    o  NIS Server administration and support


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    o  UNIX time synchronization activities and support

    o  Support end-users with Exceed problems

    o  Update UNIX backup procedures

    o  UNIX scripts for non R&D purposes

This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.

 EXCLUDED ITEMS:

    o UNIX support for systems which are no longer supported by original manufacturer will be given on Special Support basis

    o  HP-OMS will not perform UNIX development or other R&D tasks

    o  UNIX support for development servers will be OS install/reinstall only

6.8    STORAGE SUPPORT

HP-OMS will provide Full Support Customer's storage systems, shall include the following services: Maintenance, management, monitoring and operation of storage systems

    o  Optimizing storage usage and availability

    o  Backup & Recovery according to agreed procedures

    o Increase storage by 10% per year (in accordance with EXHIBIT C, APPENDIX A, SECTION [2.11], (TECHNOLOGY REFRESH PROGRAM SLA)

This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.


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6.9    ANTIVIRUS ADMINISTRATION

This service component focuses on the prevention, isolation and removal of viruses before they can impact the Customers' businesses. HP-OMS will provide Full Support for the Customer's Antivirus systems. Such support shall be provided after installing the most up-to-date version of the Antivirus system on all workstations and servers as defined in Exhibit D, and will verify the daily and weekly updates of such systems. Full Support shall include the following items

    o  Antivirus updates

    o  Virus crises management

    o  Service recovery due to virus attack

    o  Updates of virus definition file worldwide

    o  Monthly report of any Incoming and outgoing infected e- mails

This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.

6.10   FIREWALL

HP-OMS will provide Full Support of the Customer's Firewall systems to secure the Customer Internet gateways worldwide at all Customer Sites, and provide Full Support for the Secure Virtual Network (VPN) Architecture between all Customer Sites.

In addition, HP-OMS will provide VPN architecture security infrastructure that enables secure and reliable Internet communications. HP-OMS shall secure the Customer communications and resources of the Customer networks, remote employees, branch offices and partner.

HP-OMS will provide Firewall and VPN Services according to the Customer Security Policy that will be defined by the customer. In addition HP-OMS will make changes to the Firewall and VPN Services according to changes that will be approved by the Change Management process.

6.10.1 FIREWALL ADMINISTRATION

HP-OMS will provide Full Support for firewall administration, shall include, the following:Add / Maintain Rule base

    o  Add / Change / Remove site

    o  Manage "F/W Management"


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    o  Backup "F/W Management"

    o  Incident Management

    o  Secure Remote Administration

    o  Full Firewall management

    o  Keeping the firewall versions up to date

    o  Comply with the Customer Security Policy

This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.

6.11   CONTENT PROTECTION

HP-OMS will provide Full Support for content protection of the Customer with proactive, multi-tiered Internet Content Security for gateway and mail servers, protecting the entire IT Environment from:

    o Viruses, Trojans, worms, blended threats, and other malicious code that destroys or steals digital assets

    o  Security exploits in corporate email servers and email clients

HP-OMS will provide content protection Services according to the Customer Security Policy that will be defined by the customer. In addition HP-OMS will make changes to the content protection Services according to changes that will be approved by the Change Management process.

6.11.1 CONTENT PROTECTION (ESAFE) ADMINISTRATION

HP-OMS will provide Full Support for content protection (Esafe) administration, including without limitation, the following:

    o  Monitor viruses

    o  Maintain e-Safe servers and application

    o  Log checkups and problem fix

    o  Keeping the Antivirus definitions up to date

    o Provide Customer with a monthly report of the number of viruses stopped from entering and leaving the Customer network(s)


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6.12   BUSINESS APPLICATION SUPPORT

HP-OMS will provide Full Support for the Customer's business applications included within the HP- OMS Software.

HP-OMS will provide Make it Work Support for business applications included within Customer Software.

BUSINESS APPLICATIONS WITHIN HP-OMS SOFTWARE, RECEIVING FULL SUPPORT FROM HP-OMS, SHALL INCLUDE WITHOUT LIMITATION:

    o Oracle and SQL data base administration - Only for Business IT environments (i.e. Clarify, Kopel Reem, SUN)
    o Clarify - full application support (administration, application and users support):

          o  Administration - add/change users
          o  Tech Support - Administration and user support
          o License Key generation ([**]) Interfaces programming and maintenance
          o  Server technical support
          o  End-users technical support and error fixing
          o  Maintain [**] business rules
          o  Maintain [**] UI
          o  End-user training
    o  [**]- full support - Administration and management
    o  [**] - Universe maintenance
          o  Web Intelligence support
    o  Minor customization of [**] interface

BUSINESS APPLICATIONS WITHIN CUSTOMER SOFTWARE, RECEIVING MAKE IT WORK SUPPORT FROM HP-OMS, SHALL INCLUDE:

    o  [**] - General administration and application support
    o  Lavi - General administration and application support
    o  Kav Ma'archot - General administration and application support
    o  Kopel Reem - General administration and application support
    o  [**] - General administration and application support
    o 3rd Tier support and maintenance contract for all Busniess Application will be in accordance to Exhibit N (Customer and HP-OMS Software)
       Table 1.


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This list shall not prevent Customer from including additional items of similar nature, in case they have been disclosed during the Due Diligence process.

EXCLUDED ITEMS (WILL NOT BE SUPPORTED BY HP-OMS):

    o Every ASP (Application Service Provider) in use will be supported on a Make It Work Support basis only (i.e. SalesForce.com)
    o  Code changes except for [**] (CRM) code


6.13   INSTALL, MOVE ADD OR CHANGE (IMAC)

HP-OMS divides IMAC activities in 2 classifications:

    1. Small IMAC - Software Installation (does not include operating system)
    2. Large IMAC - Install, add, move, relocate of Hardware, operating system upgrade and Hardware change of owner (waterfall)

HP-OMS will provide the Customer with unlimited small IMAC activities and will provide Large IMAC according to the following description:

    o Sites with less then [**] end-users - [**] Large IMAC events a month per site
    o  Sites with [**] end-users - [**] Large IMAC events a month per site
    o  Sites with [**] end-users - [**] Large IMAC events a month per site
    o  Sites with [**] end-users - [**] Large IMAC events a month per site
    o Sites with more than [**] end-users - [**] Large IMAC events a month per site

HP-OMS and Customer will review the IMAC figures above once a year and mutually agree to changes in the numbers of large IMAC events.

Any Large IMAC will comprise the following tasks:

    1. Contacting end user or end users' representative, confirm location(s) and any special considerations
    1. Location change will be at the same Customer Site
    2. Disconnecting cables and peripherals
    3. Transfer of the equipment if in same floor or building (except where Customer Site includes more then one building or floor)

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    4. Installation with same procedures as mentioned in the Hardware installation tasks
    5. Hardware change between [**] end-users will be considered [**] Large IMAC events
    6. Testing system functionality following restore
    7. Receiving end user and/or Customer's acceptance of the procedure

HP-OMS RESPONSIBILITIES:

    o Manage the logistics for moving between sites (packing, unpacking, assemble, disassemble, etc.)

    o In the event of Large IMAC events planned by the Customer, HP-OMS will set up in advance the necessary resources to support such events

CUSTOMER RESPONSIBILITIES:

    o Order and pay for packing materials and/or services, insurance and other costs relating to the shipping

    o Inform HP-OMS representative if a massive IMAC is planned in advance (Time line will be agreed mutually)


6.14   SCOPE AND OUT OF SCOPE WORK

The following mechanisms will be used by both parties throughout the Term in the event of work which is out of the scope of the Services.

BANK OF WORK HOURS

The "Bank of Work Hours" is a billing rate for projects requiring up to fifty
(50) person hours of work that is out of the scope of the Services. In such events, the Work will be done as needed with no delay and will be charged and paid for at the Bank of Work Hours rates set out in Exhibit E, Section 3.2.

HP-OMS shall not perform any out-of-scope services at the Bank of Hours rates, without obtaining Customer's prior written consent. The Customer and HP-OMS will specify all relevant details for Bank of Work Hours projects pursuant to a written statement of services, signed by the parties.


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At least once a month, the HP-OMS Project Manager will produce a report of Bank hours' utilization and accounting.

6.15   TECHNOLOGY REFRESH PROCESS

HP-OMS shall comply with the Technology Refresh Program described herein and in EXHIBIT C, APPENDIX A, SECTION [2.11] (TECHNOLOGY REFRESH PROGRAM SLA).

SCOPE

    o All HP-OMS Hardware and HP-OMS Software, excluding the Add-On Assets ("Technology Refresh Assets")
    o  All Customer Sites.

HP-OMS RESPONSIBILITIES

    o Purchase and supply of all Refreshed Assets within the scope of the Technology Refresh Program, in accordance with EXHIBIT C, APPENDIX A, SECTION [2.11] (TECHNOLOGY REFRESH PROGRAM SLA)

    o  Procurement Planning:

         o   Product acquisition plan and process
         o Maintenance of standardized product lists, consisting of HP-OMS Hardware (excluding Hardware within Add-On Assets) and products/configurations.
         o   Provision of product availability and shipment status information
         o Communication of product availability and configuration changes from suppliers

    o  Asset Tracking:

         o   Technology acquisition and refresh plan
         o Methodologies, processes and tools for gathering, tracking and management of asset information
         o   Hardware configuration
         o   HP-OMS Software licenses (excluding Software within Add-On Assets)
         o   Asset tracking of Technology Refresh Assets


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         o   Asset data collection, tagging, tracking, management, reporting
         o   Physical inventory of the existing environment
         o   Warranty management
         o   Contract information maintenance
         o   Provision and ownership of hardware

CUSTOMER RESPONSIBILITIES

    o  Refresh of Customer Software is procured at Customer's expense.
    o  Provide 6-month order forecast twice a year

JOINT RESPONSIBILITIES

    o Provide a complete delivery plan with complete shipping location information

7      RELEASE TO PRODUCTION

Release to Production manages the introduction of products and services into the Customer's IT Environment. This service may include the following:

    o  Production integration
    o  Hardware/Software set up
    o  Service implementation
    o  Operational testing
    o  Customer acceptance testing

HP-OMS and Customer will work together closely in this service as each organization has specific and related responsibilities.

HP-OMS RESPONSIBILITIES

    o Manage Release to Production for all tools used to deliver the Services in scope under the Agreement

    o Report changes in the IT Environment to Customer and follow Change Management procedures where applicable.

    o Closely cooperate with Customer to introduce fixes and hot packages to Customer IT Environment.

    o Coordinate downtime to occur during non-working hours and receive Customer's approval for the downtime


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CUSTOMER RESPONSIBILITIES

    o Approve HP-OMS Release to Production plan and cost, if applicable under the Change Management Process

    o  Provide HP-OMS with feedback about the quality of Release to Production


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8      CHANGE MANAGEMENT

The CHANGE MANAGEMENT process coordinates, prioritizes, authorizes, schedules resources for, and assesses the risk of changes to the Customer's IT Environment. Changes to the IT Environment can occur where there is a request by a party to:

    o  Introduce a new Service Component
    o  Modify or remove an existing Service Component
    o  Adapt to changes in Customer's IT Environment (e.g., additional offices)
    o Resolve an Incident reported to the Ticketing System, which is defined as out of scope by MCC and approved by the Customer Project Manager.
    o  Change to Customer business process which are related to the Services
    o  Changes to IT Environment procedures and work instructions
    o  Changes to the Service Levels
    o  Release to production
    o  Changes to the Security Policy

(Collectively, a "CHANGE")

Changes are scheduled during agreed Change windows to minimize the impact, unless they are emergency Changes requiring immediate implementation to correct a problem. All Changes must be approved in accordance with (and unless otherwise specified in) Table 9 and under a Change Request Form, set out in APPENDIX F herein (Change Request Form), prior to the implementation of the Change.

88.1   ROLES AND RESPONSIBILITIES

The involvement of people with the correct skills is a critical success factor to achievement of the objective of the Change Management Solution. The parties shall appoint each of the applicable individuals to the following defined roles, required by the Change Management Process, according to the specific Customer Site involved. Note: a given person may act in more than one role and some roles may have more than one person involved.


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8.1.1   CHANGE MANAGER(S)

The Change Manager(s) act(s) as the focal point for the Change Management process. They own the overall responsibility for the successful implementation of Changes in the supported IT Environment. Customer's Change Manager and an HP-OMS Change Manager are to be assigned. They must closely interface with one another and act as one when dealing with the other contributors. They must decide together on the priority and the category of the Changes as well as on the composition of the Change Advisory Board (CAB) and the deliverable prerequisites to the CAB meeting. The Change Manager(s) participate(s) in all CAB meetings or respectively send delegates. The Customer's Change Manager and the HP-OMS Change Manager represent a very strong link between Customer and HP-OMS. They are the central interface between the outsourcing partners regarding all Changes to the IT infrastructure, their supporting processes and the corresponding documentation. All decisions must be made in consensus. In the event consent cannot be achieved repeatedly, the situation will need to be escalated.

8.1.1.1 HP-OMS CHANGE MANAGER

HP-OMS Customer Change Manager ensures that all aspects of each Change comply with the HP-OMS IT Risk Management (HP-OMS ITRM) security policies. ITRM requires a security review for every Change to an IT Environment operated and/or managed by HP-OMS Operations.

8.1.1.2 CUSTOMER CHANGE MANAGER

The Customer's Change Manager represents the Customer's responsibilities in the Change Management Process. This person is responsible for working closely with the HP-OMS Change Manager in order to assure complete Customer involvement.


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8.1.2   CHANGE ADVISORY BOARD (CAB)

The Change Advisory Board (CAB) is a council to discuss and approve Changes prior to their introduction to the live environment. The Change Manager(s) call CAB meetings at least on a weekly basis in Israel. Additional CAB meetings may occur on a case by case basis either in Israel or at the applicable Customer Site, according to the Changes to be assessed. The procedure is open to define categories of Changes with dedicated CAB members for each specific Change category. Categories might be initially defined or introduced later by the Change Manager(s) and approved by the members of the assigned CAB. The members of the CAB can be either fixed for all Changes or categories of Changes or they vary depending on the Changes to be assessed. The Change Manager(s) should always be a member of the CAB. For Minor Changes, the Change Manager(s) may be the sole members of the CAB and approve Changes quickly and without overhead. CAB meetings shall be face to face meetings, unless otherwise approved by the Customer Change Manager, in which case the applicable CAB meetings may be planned and executed as phone conferences, email circulation or whatever else is appropriate and efficient. The composition of the CAB as well as the definition of the CAB meeting is within the responsibility of the Change Manager(s). The objective is to efficiently assess and approve Changes as extensively as needed for secure systems operation but also as quickly as possible in order to avoid risks without slowing down the Change process. To this end it is crucial for the Change Manager(s) to define the CAB with a minimal but sufficient set of approvers for the particular Change / Change category.

8.1.3   CHANGE REQUESTER

The initiator of any Change to the IT Environment is the Change Requester. This person initiates the Change, and provides a clear description of the goals and objectives for the Change. The Change Requester fills out the Request for Change
(RFC) Form. On behalf of the Customer side, only the personnel listed in the Customer Contact list described in Appendix A (CUSTOMER STAFF AUTHORIZED TO TRANSFER CASES OR CALL HP-OMS), are allowed to initiate Changes. Customer may change the Customer Contact List upon written notice to HP-OMS. From HP-OMS, the Project Manager or the HP-OMS Personnel working at the applicable Customer Site are allowed to initiate a Change request. Emergency Changes by definition have to be introduced via Incident Management, according to SECTION 5 herein.

8.1.4   CHANGE SUPERVISOR

The Change Supervisor is an HP-OMS Personnel responsible for leading, managing and supervising the progress and execution of a given Change as assigned by the HP-OMS's and Customer's Change Manager).


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Activities include (where assigned):

    o Acting as lead planner - assigned according to the work on the planning side to prepare a successful implementation of a Change.

    o Accuracy and completeness of Change documentation for a given Change, including Change description, Change classification, implementation plan, risk and impact assessment, risk/benefits comments, test plan, backup plan, communication plan, billing requirements , Change schedule & resource information.

    o Leading and coordinating the deployment of the Change; including resource planning, scheduling, build & test, release to production and monitoring.

    o Taking part in the Change review and definition of follow up actions and close successful Changes.

The person in the Change supervisor role is a function of the type and scope of each given Change. It is common for the Change supervisor to be one of a small group a technical leads associated with a given Customer account.

8.1.5  CHANGE TESTER(S)

Subject matter experts who conduct testing and document test outcomes for a given Change.

The Change tester executes tests defined in the test plan and documents test results. The Change tester has the necessary technical expertise to identify flaws and shortcomings in the implementation and test plan as well as to evaluate appropriately the outcome of the tests conducted. A Change tester documents and immediately reports any newly identified risk to the Change Supervisor.

8.1.6   CHANGE COORDINATOR

The Change Coordinator is an HP-OMS Personnel responsible for coordinating and administrating the execution of a given Change as assigned by the HP-OMS's.

Activities include (where assigned):

    o  Meeting schedule and coordination
    o  Minuets of Meetings
    o  Schedule, coordinate and locate the CAB weekly meeting
    o  Verify the closing of RFC form on HP-OMS information system

8.1.7   CHANGE IMPLEMENTER(S)

Subject matter experts who perform and document progress and outcome of tasks defined in the implementation plan for a given Change.


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The implementer has the necessary technical expertise to identify flaws and shortcomings in the implementation plan as well as appropriately react following the back out plan (or escalation) on implementation failure. The Change implementer is also in charge of conducting the production acceptance testing as defined in the test plan. A Change implementer documents and immediately reports any newly identified risk to the Change supervisor.

8.2     CHANGE CATEGORIES

A Change is always applied within one of the following Change categories where all Changes follow the Change Management Process:

TABLE 8: CHANGE CATEGORIES

                                                          # OF      INFLUENCE ON       APPROVAL
CATEGORY                    DESCRIPTION                   SITES     BUSINESS PROCESS   OF
-----------------       -----------------------------     --------- ----------------   ---------
Minor Change            Change that affects               One       No                  CAB
                        only one site, with no                      influence
                        influence on the daily
                        business processes.
Medium                  Change that affects               One or    Little              CAB
Change                  one or more sites, with           more      influence
                        little influence on the
                        daily business
                        processes.

Major Change            Change that affects               More      Influence           CAB
                        more then one site,               than one
                        with influence on the
                        daily business
                        processes. Any side
                        may not implement this
                        Change without prior
                        approval from the CAB,
                        in writing

Commercial              Change has major                  More      Influence           Stirring
 Change                 commercial affects on             than one                      Committee
                        this agreement and/or
                        has major affects on
                        the business processes
                        of either sides

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
                                                         # OF      INFLUENCE ON       APPROVAL
CATEGORY                    DESCRIPTION                   SITES     BUSINESS PROCESS   OF
-----------------       -----------------------------     --------- ----------------   ---------
Emergency               Minor Change or                   One or    No or little       Country
Change without          Medium Change                     more      Influence          Manager
extra cost to           required on an                                                 or
Customer                emergency basis that                                           Customer
                        affects one or more                                            Project
                        sites and is essential for                                     Manager.
                        a resolution of a serious                                      Written
                        problem in the IT                                              Report will
                        Environment. In such be                                        to CAB.
                        case HP-OMS may submitted
                        implement the Change afterwards
                        without Customer
                        approval, provided
                        that the Change is
                        reported to Customer
                        promptly after such
                        implementation.

Emergency               Minor Change or                   One or    No or little       Country
Change with             Medium Change                     more      Influence          Manager
extra cost to           required on an                                                 or
Customer                emergency basis that                                           Customer
                        affects one or more                                            Project
                        sites and is essential for                                     Manager.
                        a resolution of a                                              Written
                        serious problem in the IT                                      report will
                        Environment. HP-OMS be                                         afterwards
                        should get prior submitted                                     to CAB.
                        approval from the
                        Customer Project
                        Manager or the
                        manager of the
                        applicable Customer
                        Site, in writing. In such
                        case HP-OMS may implement
                        the Change without
                        Customer approval,
                        provided that the Change is
                        reported to Customer
                        promptly after such
                        implementation.


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The above-mentioned Change categories are defined from an operations point of view and such Changes may also impact pricing, provided that the Change is a request for services, Hardware or Software, which are out of the scope of the Services, or request for change to the Service Levels in accordance with Appendix A of Exhibit E (Bandwidth Pricing).

The following Sections summarize responsibilities at the task level for Change Management of the Customer IT Environment.

HP-OMS RESPONSIBILITIES

    o  Own all Change requests initiated by HP-OMS Personnel
    o Prepare a detailed technical proposal for the Change request, the cost and the cost implications on the Target Price.
    o Review, approve, respond to and perform Change requests following the Change Management Process within the Service Boundaries.

CUSTOMER RESPONSIBILITIES

    o  Own all Change requests initiated by the Customer
    o  Generating/forwarding RFCs to HP-OMS when needed
    o Consider HP-OMS's recommendations on Change requests which directly impact the Service Levels.
    o  Approve Change requests in accordance with TABLE 8.


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8.3 PROCESS DESCRIPTION

After a party submits a Change Request Form (in the form set out in Appendix F herein), the Change Managers shall first categorize the Change and then determine whether the proposed Change is within or outside the scope of the Services. To the extent a Change requires the performance of services, which are within the scope of the Services, HP-OMS shall provide the Change at no additional fee or cost payable by Customer. The Change should be approved according to the definitions in the hange Category TABLE NO 8. To the extent that a Change requires the performance of services, which are outside the scope of the Services, the following shall apply:

8.3.1 ADDING OR REMOVING A CUSTOMER SITE

In the event that Customer adds or removes a Customer Site, the Change will be categorized as a Minor Change. The Target Price will be updated according to the mechanism set out in Exhibit E, Appendix A, Section [1.1] (USER INCREASE/DECREASE AT CUSTOMER SITES). HP-OMS will prepare a written detailed proposal for a one-time only fee, which will include all fees for the relevant work, Software licenses and Hardware to be provided, in accordance with Exhibit E, Appendix A (Bandwidth Pricing).

8.3.2 ADDING OR REMOVING A SYSTEM

In the event that Customer adds or removes a System, the Change will be categorized by the Change Managers of both parties.

With Minor Changes, the Target Price will not be updated. HP-OMS will prepare a written detailed proposal for a one-time only fee. The fees for the relevant services will be based on the Bank of Work Hours rates set out in Exhibit E.

With Medium Changes, the Target Price may be updated. HP-OMS will prepare a written detailed proposal for the change of the Target Price and a one-time only fee. The fees for the relevant services will be based on the Bank of Work Hours rates set out in Exhibit E.

With Major Changes, HP-OMS will prepare a Request for Information (RFI) and/or a Request for Proposal (RFP). Then HP-OMS will issue a proposal for both the change to the Target Price and a one-time only fee.

In all cases, the Customer may consider the proposals of third party suppliers, however HP-OMS will have the rights set out in the AGREEMENT, SECTION 11.3 (CUSTOMER RIGHT TO USE CUSTOMER CONTRACTS).


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8.3.3 CHANGING SERVICE LEVEL

In the event one of the parties submits a request to change a Service Level, the Change will be categorized as Commercial Change. The Stirring Committee will discuss the issue and HP-OMS will prepare a written document of the impact of such Change on the Target Price and/or a one-time only fee, according to the process defined in EXHIBIT C SECTION 1.7 (ADDTIONS, MODOFICTIONS AND DELTIONS OF CRITICAL SERVICE LEVELS).

8.3.4 INTRODUCING OR ELIMINATING A SERVICE

In the event of the introduction of a new service or the elimination of an existing Service, the Change will be categorized by the Change Managers of both parties and then they will define the Service Measures.

The parties may not categorize the introduction of a new service or the elimination of an existing Service as a Minor Change.

With Medium Changes, the Target Price may be adjusted (upwards or downwards). HP-OMS will prepare a written detailed proposal for the change of the Target Price and a one-time only fee (in the case of the introduction of a new service. The services fee will be based on the Bank of Work Hours rates set out in Exhibit E.

With Major Changes, HP-OMS will prepare a Request for Information (RFI) and/or a Request for Proposal (RFP). Then HP-OMS will issue a proposal for both the change to the Target Price (upward or downward) and a one-time only fee (in the case of the introduction of a new service.

In all cases, the Customer may consider the proposals of third party suppliers, however HP-OMS will have the rights set out in the AGREEMENT, SECTION 11.3 (CUSTOMER RITGHTS TO USE CUSTOMER CONTRACTS).


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8.3.5 EMERGENCY CHANGE

In the event of an Emergency Change, HP-OMS, as soon as possible and on an emergency basis, will provide Customer with a firm estimate of the services to be performed; the Customer will review, consider, negotiate, and/or agree to such proposal.

If agreed, the (a) one-time only fee for such services will be calculated based on the actual hours performed by HP-OMS, chargeable at the Bank of Work Hour rates; and (b) HP-OMS shall not perform services in connection with such Emergency Change, which are chargeable in excess of the estimated fees, without obtaining Customer's prior written consent thereto.

With Emergency Changes that are Minor Changes, the Target Price will not be updated.

With Emergency Changes that are Medium Changes, HP-OMS will prepare a written detailed proposal for the change to the Target Price. If the Customer does not approve such change, the issue will be transferred to the CAB on an emergency basis in a time frame of 4 hours. If the CAB does not approve such change, Customer may request and HP-OMS shall perform the proposed services to address the Emergency Change, with the dispute to be resolved in accordance with AGREEMENT, SECTION 21.7 (DISPUTE RESOLUTION PROCESS).


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8.3.6 PROCESS FLOW CHART

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APPENDIX A: CUSTOMER STAFF AUTHORIZED TO TRANSFER CASES OR CALL HP-OMS

The following list of people is authorized to initiate emergency escalation process (as describe in SECTION 5.9 (EMERGENCY ESCALATION PROCESS herein), call directly to HP-OMS MCC phone or contact HP-OMS Project Manager directly.

    o  Custumer Director of IT
    o  Infrastructure Manager
    o  Division Manager
    o  Country Manager
    o  Customer Executive VP (or above)
    o  Office Manager


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APPENDIX B: PRIVILEGED ACCESS REQUEST FORM
ACCESS TO PRIVILEGED USERS ON MANAGED SERVERS

POLICY

Customer's users, who need access to an administrative account to one of HP-OMS Operations managed systems for their job, will be granted access to it by filling out a Risk acceptance form. The form documents the reason the user needs the access and has to be approved by their manager, and by HP-OMS OSC management. The approval will need to be renewed upon expiration of the Agreement.

HP-OMS' standard policy is that only people in the HP-OMS's Management and Control Center (MCC) have administrative capability on Customer-managed systems. We realize that there are occasions where exceptions have to be made, but we strive to minimize them. We believe this is critical to meet our machine availability and Customer requirements. For these reasons, we have security owners for our systems who are expected to be aware of any changes on their systems and to be involved in any decisions that need to be made regarding these same systems.

If a person needs administrative capability to perform his/her job, we will work with him/her to create a shared-root window like solution. This will give him/her the ability to perform those tasks while minimizing the risk - to either him/her or us - of giving him/her all capabilities without control.

If a person demonstrates an understanding of system administration and/or this person's job requires him/her to perform numerous functions as administrator with time being critical, he/she may be given the ability to become administrator. This is subject to certain rules, and must be compatible with the contract terms and approved by HP-OMS management.

We require that individuals outside of HP-OMS's MCC fill out a Risk Acceptance form, which documents the reason why administrative access is needed and have this form approved by their manager, the Customer IT management and the HP-OMS OSC management.

Access on a permanent basis requires an additional Risk Assessment to be signed by the regional HP Delivery Manager and the regional HP Business Manager, and will be added as an addendum to the outsourcing contract.


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If person needs occasional functions performed as administrator and these functions can be scheduled, we would like to continue to see the requests come to HP-OMS as change request (Request For Change, RFC) and follow the standard change management process. This would include disk changes, kernel parameter changes, etc. The vast majority of requests fit into this category.

PRIVILEGED USERS RISK ACCEPTANCE FORM

[[This chapter should be duplicated for each requested access]]

GENERAL INFORMATION

Name of the user:_______________________________

         [ ] Customer employee.
                Customer Employee ID:
                      Mail Address:                           Phone:
                      Division Name:
                      Group Name:
                      Office Location:
                      Department Name:

                      User's Manager Name:
         [ ] Not a Customer employee.
                      Mail Address:                           Phone:
                      Division Name:
                      Group Name:
                      Office Location:
                      Department Name:

                      User's Manager Name:

User's Manager Customer Employee ID:__________________________

REQUEST INFORMATION

    Requested account name:___________________________________

    Operating System:
         [ ]  Unix    [ ]  NT

    Account requested capabilities or group membership:

                      [ ]  administrator

         [ ]  backup         [ ]  power user           [ ]  users
         [ ]  Other (Please specify):

    Please give the list of machines on which the access is requested:


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    Please outline below why access is necessary on each machine listed above:

    The access will be:

         [ ] Permanent (reviewed at least every month)
         [ ] Temporary until:____________________
         [ ] Shared root window on request

STATEMENT OF RESPONSIBILITY FOR POLICY EXCEPTION

In COMPLIANCE with documenting the risk above, I acknowledge accepting the risk and responsibilities for this special access.

      [X] I will use this capability only for the reasons listed above
      [X] I will manage password control for my user id
      [X] I will follow the risk acceptance renewal process

By signing this form, I accept the responsibility for ensuring adequate controls are in place to safeguard against any security breaches and I agree to follow HP-OMS's policies, procedures, and standards as well as any local policies, procedures, and standards.

I have identified and assessed all risks that apply to this request. I further understand that I am responsible for establishing and maintaining adequate controls and that I will be accountable for security audit results and for notifying HP-OMS of any account ownership and/or Exception request changes.

I will follow the standard change management process, send a RFC to HP-OMS before any major change and notify HP-OMS after any emergency change.

Requested by:______________________________________     Date:________________
             Name/signature: Requestor/Account Owner

Approved by: ______________________________________     Date:________________
             Name/signature: Requester's Manager


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APPENDIX C: SECURITY AUDITS

Internal HP-OMS auditors and HP-OMS Outsourcing Security Staff audit the HP-OMS Outsourcing infrastructure regularly. The results of these audits always remain the confidential property of HP- OMS. HP-OMS shall inform the Customer immediately of any finding that may result in the compromise of the security of the Customer IT Environment. During such audits, the HP-OMS auditors may access Customer's IT Environment, to verify that the security policies are observed and enforced by HP-OMS personnel, but in any case the auditors will not retain any Customer Confidential Information. Any audit of Customer's IT Environment shall be subject to the same prerequisites which must be fulfilled by Customer in the case of a Customer audit of HP-OMS, as set out below.

Customer may conduct security audits of the relevant HP-OMS environment in accordance with the AGREEMENT, SECTION [10.10] (AUDIT RIGHTS), provided the following pre-requisites are performed:

    2. A 24-month Non Disclosure Agreement (NDA) signed between HP-OMS and Customer's independent auditors.
    3. Notice of the upcoming audit must be provided a minimum of 10 working days prior to the audit and cannot be planned during a holiday period.
    4. Subject to the AGREEMENT, SECTION 10.10 (AUDIT RIGHTS), A specific document must be signed between HP-OMS and Customer which represents the contractual agreement between HP-OMS and Customer while running the audit. It describes the roles and responsibilities of parties as well as the terms and conditions which apply during the entire audit.
    5. Formal agreement as a document to kick off the audit according to the definition, the scope and the parameter of the audit as defined. The document is to include the following:
    o  The entity which will be conducting the audit;
    o  The name of the person representing the entity during the audit;
    o  The time period the audit is targeted to take place;
    o  The targeted agenda of the audit;
    o  The objective(s) of the audit;
    o  The methodology used to conduct the audit;
    o  The domain(s) targeted to be audited;
    o  The test(s) that are foreseen by the audit (when targeted)


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    6. One HP-OMS representative is designated to welcome and accompany the audit team throughout the entire audit.

    7. The audit minutes and reports remain Customer's property but are made available to HP-OMS by Customer with the goal to improve the benefit of working with HP- OMS.


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APPENDIX D: HP-OMS ACCEPTABLE USE POLICY

HP-OMS AND CUSTOMER SHALL NOT:

    o Permit the Services to be performed or used in any manner (including, without limitation, transmission, distribution or storage) for any purpose that is (or would be):

         o Illegal or violate good practice, legislative provisions or regulations issued by authorities
         o Contrary to the instructions on good practice followed in marketing (e.g., fraudulent or misleading),
         o Obscene (as defined by legislative provisions or regulations issued by authorities in the country where the service is provided), harassing or distressing (including so-called SPAM mass deliveries),
         o Disruptive of or harmful to Network resources or any connected equipment resources
         o An unauthorized use, access or monitoring of any host, any Network or other network device, or any other breach of any security measure.

EXAMPLES

Without limiting the foregoing undertaking or attempting to undertake any of the conduct in the following non-exclusive list which is deemed to violate the Acceptable Use Policy:

    o Alteration of source of data in violation of good practice (causing origination of malformed data or network traffic);
    o Engaging in pyramid or ponzi schemes, impersonations or misrepresentations which violate instructions on good practice followed by marketing;
    o  Identity theft;
    o Hacking or scamming (unauthorized use of non-Customer accounts or resources, scamming, stealing or tricking the release of passwords, etc.) in violation of legislative provisions or regulations issued by authorities;

Distribution of harmful code such as computer viruses, worms and trap doors which cause interference with the Network, network traffic or other users;


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APPENDIX E: REASONABLE REQUEST TO REPACE KEY PERSONNEL, SECURITY OR
  COMMUNICATION SUPPLIERS CONTRACTORS

    Customer will have the right to initiate a process to change HP-OMS Key Personnel, security personnel or communication vendors in accordance to the following events:

    o In the event that Customer concludes that a member of HP OMS's Key Personnel has behaved improperly, or in the event that Customer concludes that a member of HP- OMS's Key Personnel has continuously shown insufficient level of proficiency, Customer may notify same to HP-OMS with a detailed description of said member's misbehavior, or non proficiency. HP-OMS shall conduct, upon receipt of such notification, a hearing to such member and if it finds Customer's allegations to be true, it shall allow such member to present a 30 days improvement plan. If the Key Personnel did not make an improvement 90 days after such allegations been originally submitted by the Customer, HP-OMS shall act in order to replace said personnel with another one.

    o In the event that Customer concludes that HP-OMS's communication vendor or security personnel have failed to comply with their Service obligations with respect to HP-OMS SLA commitment, Customer may notify same to HP-OMS with a detailed description of said failures. HP-OMS shall conduct, upon receipt of such notification, an investigation for such complains. If found true, HP-OMS will allow such vendor/subcontractor 30 days to provide HP-OMS and the Customer with an improvement plan. If the vendor/ personnel did not show an improvement process implementation 90 days after such allegations been originally submitted by the Customer, HP-OMS shall act in order to replace said vendor/ personnel with another one.


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APPENDIX F: CHANGE REQUEST FORM

ORDER FOR SERVICES PURSUANT TO CHANGE MANAGEMENT PROCESS

This Order for Change Request services is issued pursuant to the Master Service Level Agreement between TECHNOMATIX LTD ("Customer") and HP-OMS-COMPAQ (ISRAEL) LTD ("HP-OMS"), dated ________________, 2003 (the "Agreement"), and except as otherwise expressly stated below, incorporates the terms and conditions of the Agreement. All capitalized terms not otherwise defined in this Order shall have the meanings set out in the Agreement.

The following form (RFC) will be used as reference for information system for Change Management process that will be implemented by HP-OMS.

DATE:                        _______________________



CHANGE REQUEST NO:

CHANGE REQUESTER:

CUSTOMER CHANGE MANAGER:     _______________________

HP-OMS CHANGE MANAGER:       _______________________

CHANGE TYPE:  Minor
              Medium
              Major
              Emergency

INITIATED BY INCIDENT NO:

INCIDENT DATE:

IMPACTED SERVICES:

POSSIBLE RISK:
DESCRIPTION OF THE CHANGE REQUEST
THE CHANGE IS IN OR OUT OF SCOPE?

FEES/PAYMENT TERMS:


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SPECIAL TERMS AND CONDITIONS

SIGNED FOR AND ON BEHALF OF            SIGNED FOR AND ON BEHALF OF

TECNOMATIX LTD                         [HP-OMS (ISRAEL) LTD]


By: _________________________          By: _________________________

Name: _______________________          Name: _______________________

Title:_______________________          Title:_______________________

Date: _______________________          Date: _______________________



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APPENDIX G - EMERGENCY ESCALATION PROCESS PHONE NUMBERS

HP-OMS will provide the Customer with 2 emergency contact details:

         HP-OMS Key Personnel
         Name:
         Title:
         Phone Number:

         MCC (Monitor & Control Center) 24/7 technical emergency phone number:
+972-9-______________


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APPENDIX H: REPORTS

    WEEKLY REPORTS:

    o  Total number of service tickets for period
    o  Calls per sites
    o  Class classification per priority
    o  Top 3 most common service categories
    o  Miss commit service tickets:
          o  Total number of tickets with missed tickets percentages
          o  Missed SLA tickets per service
    o  Number of IMAC requests
    o  Backload tickets - Tickets that remain unsolved from the last week
    o  Average Time to close a ticket by priority
    o Overall ticket report by priority (display the total number of tickets per priority and the resolution time for those tickets on the same graph)

    MONTHLY REPORTS:
    o  Total number of service tickets for period
    o  Calls per sites
    o  Top end-users with most calls
    o  Top 3 most common service category
    o  Service incidents trends
    o  Number of IMAC requests
    o  Average Time to close a ticket by priority
    o  Miss commit service tickets:
          o  Total number of tickets with missed tickets percentages
          o  Missed SLA tickets per service

    QUARTERLY/ANNUALLY REPORTS:

    o  Quarterly service incidents trends:
          o  Availability trends
          o Time to resolve trends
          o  Number of end-users per number of tickets
          o  Number of users trend
    o  IMAC requests compared to HP-OMS commitment
      Total SLA commitment for credit_________________________


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                                    Exhibit C

                    Service Levels and Service Level Credits


                                      V 6.0


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DOCUMENT INFORMATION

 HP Project
 Manager:                        Gil Tal

 Customer Project
 Manager:                        Na'ama Halperin

 Prepared by:

 Document Version
 No:                             V 6.0

 Preparation Date:               16/09/03


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INDEX

DOCUMENT INFORMATION......................................................   1
DOCUMENT INFORMATION......................................................   2
INDEX.....................................................................   3
1    GENERAL PROVISIONS...................................................   4
1.1     GENERAL...........................................................   4
1.2     EFFECTIVE DATE OF SERVICE LEVELS..................................   4
1.3     REPORTING.........................................................   4
1.4     DEFINITIONS.......................................................   5
1.5     CRITICAL SERVICE LEVEL FAILURES...................................   7
1.6     SERVICE LEVEL CREDITS.............................................   7
1.7     ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS:  10
1.8     TECHNOLOGY REFRESH PROGRAM........................................  12
1.9     TIMES.............................................................  12
1.10       EXCEPTIONS.....................................................  12
2    PRIORITIES...........................................................  14
2.1     GENERAL...........................................................  14
2.2     PRIORITY REPORTING................................................  16
3    SERVICE WINDOW.......................................................  17
3.1     GENERAL SERVICE WINDOW............................................  17
3.2     MCC SERVICE WINDOW................................................  17
3.3     DOWNTIME..........................................................  18
     3.3.1 Scheduled/Planned Downtime.....................................  18
     3.3.2 Emergency Downtime  ...........................................  19
3.4     ON-CALL SERVICE OUTSIDE THE GENERAL SERVICE WINDOW................  19
3.5     SERVICE WINDOW EXCEPTIONS.........................................  20
4    RESOLUTION CONTINUITY................................................  21
5    BASELINE INDEPENDENT SURVEYS.........................................  22


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1      GENERAL PROVISIONS

1.1  GENERAL

 This Exhibit C is attached to the Master Services Agreement dated as _____________ by and between HP-OMS and Customer (the "AGREEMENT") and made a part thereof by reference. Capitalized terms not otherwise defined herein shall have the meaning specified in the Agreement. This Exhibit C sets forth certain quantitative Critical Service Levels against which HP-OMS' performance shall be measured.

1.2  EFFECTIVE DATE OF SERVICE LEVELS.

 HP-OMS commits to start the implementation of (and become subject to) the Service Levels (including without limitation the Critical Service Levels) as of the completion of the final Transition Milestone at each applicable Customer Site, as defined in EXHIBIT D (TRANSITION AND STABILIZATION), but no later than the ten (10) month period following the Commencement Date (the "SERVICE LEVEL EFFECTIVE DATE").

 Customer will start crediting HP-OMS only after the end of the final Transition and Stabilization Phases, but no later ten (10) months period following the Commencement Date.

1.3  REPORTING

 Unless otherwise specified in this Exhibit C, each Service Level and each Critical Service Level shall be measured on a monthly basis and reported on a quarterly monthly basis beginning on the designated Service Level Effective Date, subject to SECTION 1.7 HEREIN (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS). By the fifteenth (15th) day of each month, HP-OMS shall provide, as part of HP-OMS' monthly performance reports, a set of soft copy reports, in a format set out in Appendix B to this Exhibit C, to verify HP-OMS' performance and compliance with the Service Levels and the Critical Service Levels. HP-OMS shall provide detailed supporting information for each report to Customer in machine-readable form suitable for use on a personal computer and read only access to the Service Systems. The raw data and detailed supporting information shall be Customer and HP-OMS Confidential Information, and HP-OMS shall provide Customer with access to such information on-line and in real-time during the Term.


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 HP-OMS will also be responsible for promptly investigating and correcting failures to meet the Service Levels by:

 1.3.1 Promptly initiating problem investigations, including Root Cause Analyses conducted in accordance with SECTION [4.3] OF THE AGREEMENT;

 1.3.2 Promptly reporting problems to Customer in accordance with the escalation process set forth in EXHIBIT B;

 1.3.3 Using all commercially reasonable efforts to correct problems and to begin meeting or restoring Service Levels as soon as practicable;

 1.3.4 Advising Customer of the root cause of problems and the status of remedial efforts being undertaken with respect to such problems;

 1.3.6 Making written recommendations to Customer for improvement in procedures.

 HP-OMS will identify root causes, correct problems and minimize recurrences of missed Service Levels for which HP-OMS is responsible and which cause or contribute to HP-OMS not meeting the Service Levels.

1.4  DEFINITIONS

 Terms used herein with initial capital letters shall have the respective meanings set forth in the Agreement or its Schedules. The following terms shall have the meanings specified below:

 "AT RISK AMOUNT" means eight percent (8%) of the Monthly Target Charges.

 "CRITICAL SERVICE LEVELS" are those service level measurements for each Incident defined in Appendix A, Section 1 or subsequently defined pursuant to Section [1.7] (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS) for which Service Level Credits are payable in accordance with this Exhibit C.

 "CRITICAL TIME TO RESOLVE SUCCESS RATE" means the sum of Critical Incidents in which HP-OMS complied with their Time to Resolve, divided by the total number of Critical Incidents in an applicable month.

 "INCIDENT" has the meaning set out in EXHIBIT B, SECTION 1 (GENERAL; DEFINITIONS).


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 "INCIDENT RESOLUTION" means that the problem that was reported dose not exist any more or that a work around was found. In case the Time to Resolve of a Workaround is more then 50% then the required Time to Resolve the incident time to resolve will be exceeded by 5 working days.

 "MEASUREMENT PERIOD" means calendar monthly, unless otherwise provided herein or agreed by the Parties.

 "MONTHLY TARGET CHARGES" means an amount equal to one-twelfth (1/12th) of the annual Target Price, as specified (and adjusted) in accordance with Exhibit E - [Pricing].

 "MUO TIME TO RESOLVE SUCCESS RATE" means the sum of MUO Incidents in which HP-OMS complied with their Time to Resolve, divided by the total number of MUO Incidents in an applicable month.

 "PRIORITY" has the meaning set out in EXHIBIT B and in SECTION 2 herein.

 "SERVICE LEVEL CREDIT" means any credit payable pursuant to SECTION [1.6] (SERVICE LEVEL CREDITS) below.

 "SERVICE LEVEL CREDIT ALLOCATION PERCENTAGE" means, for a particular Critical Service Level, the percentage used to calculate the Service Level Credit payable to Customer in the event of a Critical Service Level Failure in such Critical Service Level as set forth in Appendix A.

 "SERVICE LEVEL EFFECTIVE DATE" means the date from which a particular Critical Service Level will be measured and reported, as designated in SECTION [1.2] above in the case of new Critical Service Levels.

 "SERVICE SYSTEMS" has the meaning set out in EXHIBIT B.

 "TIME TO OWN" means the time between the reporting of the Incident and the time HP-OMS Personnel must start to provide Service in response to such Incident.

 "TIME TO RESOLVE" means the period between the time that HP-OMS must begin to resolve an Incident and the time that such Incident must be completely resolved (including correcting the root cause of the Incident) or a Workaround is found, provided that where a Workaround is implemented, the time that such Incident must be resolved shall be extended by a one-time extension of five (5) working days, or provide a workaround that the Customer agreed to consider as a solution.


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 "TOTAL AVERAGE SUCCESS RATE" means the Sum of MUO Time to Resolve Success Rate
 + Critical Time to Resolve Success Rate (all in the same applicable month), divided by two (2).

 "WORKAROUND" means a fix to an Incident, such that after the fix is implemented the fault, error or problem has been eliminated (from a user's perspective), but the root cause of the Incident remains. The incident is not marked as closed until the root cause is resolved.

1.5  CRITICAL SERVICE LEVEL FAILURES

 A "CRITICAL SERVICE LEVEL FAILURE" will be deemed to occur whenever HP-OMS' level of performance for a particular Critical Service Level fails to meet the Critical Service Level as specified so designated in APPENDIX A, SECTION 2 herein for that Service Level.

 A "CRITICAL SERVICE LEVEL FAILURE RATE" will be calculated by dividing the sum of the Critical Service Level Failures for the same Incident, occurring in the same Measurement Period, by the sum total number of the same incidents occurring during such Measurement Period for the specific Critical Service Level.

1.6  SERVICE LEVEL CREDITS

 In the event of a Critical Service Level Failure, HP-OMS shall provide Customer credits as defined below:

     A. Appendix A sets forth the information required to calculate the credits that HP-OMS shall pay to Customer (or apply against Monthly Quarterly Target Charges) in the event of a Critical Service Level Failure ("Service Level Credit"). For each Critical Service Level Failure, HP-OMS shall pay to Customer, subject to SECTION [1.7] (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS) BELOW, a Service Level Credit that will be computed in accordance with the following formula:

        Service Level Credit = A x B x C

        Where:

        A = The Service Level Credit Allocation Percentage as specified in APPENDIX A for the Critical Service Level as to which the Critical Service Level Failure occurred.


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        B = the At Risk Amount.

        C =   CRITICAL SERVICE LEVEL FAILURE RATE.

        For example, assume that during the one month Measurement Period HP-OMS fails to meet the Minimum Service Level with respect to a Critical Service Level for the same Incident (as set forth in Appendix A) twenty-two (22) out of one hundred (100) such Incidents. Also, assume that HP-OMS' Monthly Target Charges for the month in which the Critical Service Level Failure occurred were $400,000, the At Risk Amount is 8% of the Monthly Target Charges, and that the Service Level Credit Allocation Percentage for such Critical Service Level Failure (as would also be set forth on Appendix A) is 8% and that. The Service Level Credit due to Customer for such Critical Service Level Failure would be computed as follows:

        A = 8% (the assumed Service Level Credit
        Allocation Percentage),

        multiplied by $400,000

        B = $32,000 (the At-Risk Amount).

        multiplied by

        C = 22/100=0.22

        = $7,040 (the amount of the Service Level Credit)

     B. If more than one Critical Service Level Failure has occurred in a single month, the sum of the corresponding Service Level Credits shall be credited to Customer.

     C. If the accumulated amount of a Service Level Credit which was calculated for a Measurement Period is less then one (1%) percent of the At Risk Amount, HP-OMS will not credit the Customer for any Service Level Credit for such Measurement Period.

     D. In no event shall the aggregate amount of Service Level Credits credited to Customer with respect to all Critical Service Level Failures occurring in a single month exceed, in total, the At Risk Amount.


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     E. Customer and/or HP-OMS may initiate Commercial Change Management Request if either party wishes to make changes to the Critical Service Levels, Service Level Credit Allocation Percentages for any Critical Service Level specified in Appendix A to Exhibit C, such change shall be deemed a Commercial Change (as defined in EXHIBIT B, SECTION 8.2, TABLE 8 (CHANGE CATEGORIES), provided the Change has a major commercial effect on the Agreement and/or has a major effect on the business processes of either party and affects more than one (1) Customer Site. In such case, the Change Management Process set out in Exhibit B for Commercial
        Changes (the "Commercial Change Management Process") shall apply by sending written notice to HP-OMS at least thirty (30) days prior to the date that such new percentages are to be effective. Such change request notices shall include changes necessary to accommodate the addition of new Critical Service Levels made pursuant to SECTION [1.7] (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS) below. In no event may the total Service Level Credit Allocation Percentages for all Critical Service Levels exceed [**] percent ([**]%).

     F. By the fifteenth (15) day of each quarter, HP-OMS shall notify Customer in writing of any Critical Service Level Failures in the preceding three
        (3) months and any Service Level Credits associated with such Critical Service Level Failures.

     G. [**] ([**]%) percents of the total amount of Service Level Credits that HP-OMS is obligated to pay to Customer with respect to Critical Service Level Failures occurring each month, shall be reflected on the quarterly invoices that contain charges for the quarter following the month during which the Critical Service Level Failure(s) giving rise to such credit(s) occurred (e.g., the amount of Service Level Credits payable with respect to Critical Service Level Failures occurring in July, August and Septembershall be set forth in the quarterly invoice for the Target Price due for September, October and November (issued in October)). [**] ([**]%) percents of the total amount of Service Level Credits that HP-OMS is obligated to pay to Customer, shall be credited to the Customer's Bank of Working Hours according to the rates detailed in Exhibit E Section 3.2. Such hours can also be used for projects with up to [**] ([**]) working hours.

     H. HP-OMS acknowledges and agrees that the Service Level Credits shall not be deemed or construed to be liquidated damages or a sole and exclusive remedy or in derogation of any other rights and remedies Customer has hereunder or under the Agreement in accordance with SECTION [4.2(B)] (SERVICE LEVEL CREDITS) of the Agreement.


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     I. There will be no double credit for the same event.

1.7    ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS:

 Customer may add, modify or delete Service Levels or Critical Service Levels as follows:

     A. ADDITIONS. Customer and /Or Hp-oms may add Critical Service Levels in accordance with this Section [1.7] (ADDITIONS, MODIFICATIONS AND DELETIONS OF CRITICAL SERVICE LEVELS) and SECTION 1.6 (E) above using the Commercial Change Management Process [As Detailed in EXHIBIT B
        SECTION 8]. Critical Service Level Commitments Associated with added Service Level or Critical Service Levels Will be Computed as Follows:

        (1) Where at least six (6) consecutive months of HP-OMS provided service measurements exist for a particular Service, the Parties agree that the highest and lowest monthly service measurements for the six (6) month Measurement Period shall be excluded and that the Critical Service Level shall then be defined as the average of the remaining four (4) monthly service measurements, or

        (2) Where no measurements exist for a particular Service, the Parties shall in good faith attempt to agree during a thirty (30) day period on a Critical Service Level commitment using software industry standard measures or third-party HP-OMS advisory services (e.g., Gartner Group, Meta Group, etc.), or

        (3) Where no measurements exist for a particular Service, and the Parties fail to agree on a Critical Service Level commitment using industry standard measures as described in Section [1.7(a)(2)] above, the Parties shall do the following:

             (i) HP-OMS shall begin providing monthly measurements within thirty(30)days after HP-OMS' receipt of Customer's written request and subject to agreement on such measurements in accordance with the Commercial Change Management Process.

             (ii) After six (6) or more actual service level attainments have been measured (or should have been measured pursuant to Section [1.7(a)(3)(i)] above, Customer may at any time in writing request that Section [1.7(a)(1)] above be used to establish the Critical Service Level commitments.


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     B. Deletions. The parties may delete Critical Service Levels using the
        Commercial Change Process by sending written notice to HP-OMS at least thirty (30) days prior to the date that such deletions to Critical Service Levels are to be effective. Customer shall, in the case of deletions, modify the Service Level Credit Allocation Percentages for the remaining Critical Service Levels such that the total of the Service Level Credit Allocation Percentages for all remaining Critical Service Levels equals [**]percent ([**]%).

     C. MODIFICATIONS. The parties may modify the Service Level Credit Allocation Percentages for Critical Service Levels. Customer also may remove existing and add new Critical Service Levels. In both cases the parties will use the Commercial Change Management Process, subject to
        Section 1.7(d) below. Customer shall notify HP-OMS in writing of such changes at least thirty (30) days prior to the date such modifications to the Critical Service Levels are to be effective in order to initiate a Change Management process. Customer shall, in the case of modifications, modify the Service Level Credit Allocation Percentages for the remaining Critical Service Levels such that the total of the Service Level Credit Allocation Percentages for all Critical Service Levels equals [**]percent ([**]%).

     D. PERMITTED CHANGES TO. Notwithstanding anything to the contrary, Customer and/ or HP-OMS may make changes in the Service Level Credit Allocation Percentage(s) for one (1) or more Incidents, set out in Exhibit C, Appendix A, Table 1, without being subject to the Commercial Change Management Process, by giving HP-OMS at least thirty (30) days prior written notice, provided that (i) there is no change either to the Time to Own or Time to Resolve parameters per Incident; and (ii) the total of the Service Level Credit Allocation Percentages for all Critical Service Levels remains equals to [**]percent ([**]%).

     E. NOTICE REQUIREMENT. Customer will send written notice to HP-OMS at least thirty (30) days prior to the date that such additions, deletions or modifications to Critical Service Levels are to be effective or for which agreement or measurement should be undertaken or initiated pursuant to Section [1.7(a)] above.


                                       11
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1.8   TECHNOLOGY REFRESH PROGRAM

     A. In the event that HP-OMS fails to comply with the Technology Refresh Program by upgrading or replacing the Refreshed Assets in accordance with Appendix A, Section 2.11 (Technology Refresh Program) on or before the Maximum Asset Age (defined in APPENDIX A, SECTION 2.11), such failure shall be deemed a Critical Service Level Failure and HP-OMS shall provide Customer credits as defined below:

        In the event of a Critical Service Level Failure in connection with the Technology Refresh Program which continues for a period in excess of sixty (60) calendar days, HP-OMS shall pay to Customer (or apply against Monthly Target Charges) five percent (5%) per month of the fair market value of the asset that should have been replaced or upgraded.

     B. In the event HP-OMS fails to purchase the relevant Refreshed Assets in accordance with the Technology Refresh Program by more than one hundred and eighty (180) calendar days, such delay shall be deemed to be a material breach of the Agreement.

1.9   TIMES

 Unless otherwise set forth herein, all references in this Exhibit C to times shall refer to the time at the applicable Customer Site.

1.10  EXCEPTIONS

 HP-OMS will be relieved of responsibility for Critical Service Level(s) and associated Service Level Credits in accordance with the Agreement (including situations where responsibility has been suspended) or pursuant to the mutual agreement of the Parties and/or to the extent HP-OMS' failure to meet the Critical Service Level(s) is due to:

 (a) Problems resulting from components (other than the Customer's IT Environment) for which HP-OMS is not operationally responsible under the Agreement; or


                                       12
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 (b)   Circumstances that excuse performance in connection with a Force
       Majeure Event as specified in Section [21.6] (Force Majeure) of the Agreement.

 (c) Cases where 3rd party contracts that are under Customer's responsibility, are needed to resolve incidents and for which the response time and/or resolve time doesn't comply with the Service Level as detailed in EXHIBIT C APPENDIX A.

 (d) Cases where Customer's Personnel or Customer's 3rd party employees, other then HP-OMS Personnel, failed to comply with the written procedures and guidelines agreed (in writing) between HP-OMS and the Customer.

 (e) Customer's faulty written instructions to HP-OMS to install or configure (i) Customer's proprietary software; or (ii) third party software or hardware, provided HP-OMS advises Customer in writing that such instructions are contrary to the third party licensor's/ manufacturer's associated documentation. Fault guidelines or fault instructions from the Customer or Customer's representative


                                       13
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2       PRIORITIES

2.1  GENERAL

 The Incident Priority will be determined by the following factors, as set out in Tables 1, 2 and 3 below:

 o     The number of users affected by the Incident

 o     The number of Customer Sites affected by the Incident

 o     The severity of the problem

 o     The business risk

 Priorities are defined as:

 TABLE 1 - PRIORITIES DEFINITIONS & TIME TO OWN DEFINITIONS

  NO   PRIORITY       PRIORITY DESCRIPTION                                      [**]
-----  -----------    ------------------------------------------------------    ----
  1    MUO - Multi    Incident in which all users at a Customer Site or more    [**]
       User Outage    than [**] users in one or more Customer Sites are
                      affected and there is a high business risk involved, as
                      determined by Customer

  2    Critical       Incident in which all users at a Customer Site or more    [**]
                      than [**] users in one or more Customer Sites are
                      affected and there is a medium business risk involved,
                      as determined by Customer

  3    Regular        Incident in which one or more users in one or more        [**]
                      Customer Sites are affected and there is a low business
                      risk involved, as determined by Customer


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
  NO     PRIORITY    PRIORITY DESCRIPTION                                      [**]
-----  -----------   -----------------------------------------------------  ---------
                     by Customer

  4       Low        Incident in which one or more users at one or more        [**]
                     Customer Sites are affected and there is no business
                     risk involved, as determined by Customer

  The Priority will be categorized by the type of the Customer Site, as detailed in Tables 2 and 3 below:

TABLE 2: PRINCIPALS PRINCIPLES OF PRIORITY ASSIGNMENTS IN CLASS1 SITES

                              MORE THAN
                   ALL         ONE           ONE
IMPACT ON        CUSTOMER     CUSTOMER      CUSTOMER   MORE THAN
SERVICE           SITES       SITE          SITE        ONE USER      1 USER
-------------------------------------------------------------------------------
  UNABLE TO        MUO         MUO           MUO        Critical      Critical
  WORK

  SEVER
  IMPACT
  WITH WORK        MUO         MUO         Critical    Regular       Regular
  AROUND
  AVAILABLE

  LOW IMPACT      Critical    Regular        Low         Low           Low


  TABLE 3: PRINCIPLES PRINCIPALS OF PRIORITY ASSIGNMENTS IN CLASS 2 SITES


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                              MORE THAN
                  ALL         ONE           ONE
IMPACT ON         CUSTOMER    CUSTOMER      CUSTOMER    MORE THAN
SERVICE           SITES       SITE          SITE        ONE USER      1 USER
-------------------------------------------------------------------------------
UNABLE TO         MUO          MUO          Critical     Regular      Regular
WORK

SEVERE
IMPACT
WITH WORK         MUO          MUO          Regular      Regular      Low
AROUND
AVAILABLE

LOW IMPACT       Critical     Regular        Low          Low         Low

2.2  PRIORITY REPORTING

 When reporting an Incident, the Ticketing System will automatically ask the user several questions in order to set the Priority automatically by pre-defined rules that will be mutually agreed by HP- OMS and Customer in accordance with Tables 1,2, and 3 in Exhibit C and Tables 1 and 11 in Exhibit C, Appendix A the user shall also report the Priority. The information system Priority setting can be changed by the Commercial Change Management Process. Notwithstanding the foregoing, in special cases, such as the occurrence of an Incident report prior to a user's business trip or an important meeting, the user shall be entitled to contact the MCC to change the Priority of an Incident and HP-OMS that will change the Priority of the such Incident and respond in accordance with the Service Levels.


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 3     SERVICE WINDOW

3.1  GENERAL SERVICE WINDOW

 HP-OMS will provide a general Service Window, which will apply to all Incidents of all Priorities except MUO Priority Incidents. The Service Window will be provided at the following Customer Site local times (local holidays will be considered weekend days).

 GENERAL SERVICE WINDOWS FOR ALL CUSTOMER SITES WORLDWIDE EXCEPT ISRAEL WILL BE:

 o Monday - Friday 8:00AM-5:00PM (Local time) or 9:00AM-6:00PM (Local time) - Depending on office working hours

 GENERAL SERVICE WINDOWS FOR ISRAEL WILL BE:

 o   Sunday - Thursday 8:00AM-7:00PM

 (Collectively, the "GENERAL SERVICE WINDOW").

3.2  MCC SERVICE WINDOW

 MCC Service Window will be 24 hours a day, 6 days a week, world wide for all Customer Sites.

 From Saturday 6:00am (Israel time) until Sunday morning 5:59am (Israel time), MCC will operate with an On Call person who will receive the calls and will provide the services with one (1) hour response time.

 The payment mechanism for the On Call service will be defined in Exhibit E section 3.3.

 The On Call person will have, at least, the following skill set:

     o   Windows System Administration
     o   Security connectivity systems
     o   Exchange System Administrator


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 PHONE SUPPORT FOR TRAVELING END-USERS :

 While traveling, end-users will receive phone support from the MCC according to the support process described in EXHIBIT B, SECTION 5.8 - REMOTE AND TRAVELING END-uSERS.

 In the event an end-user is directed to a beeper or voice mail, the MCC will contact the end-user by telephone within thirty (30) minutes from the moment a message was left.

 (All of the above, collectively, the "MCC SERVICE WINDOW")

3.3  DOWNTIME

3.3.1    SCHEDULED/PLANNED DOWNTIME

 Customer and HP-OMS will agree on defined maintenance windows to allow HP-OMS to perform regular preventive maintenance, proactive maintenance for system administration, and tasks to improve service performance. Downtimes will be scheduled for after-work hours of the relevant Customer Site and will be planned not to occur during the last three (3) weeks before the Version Release Period or the End of Quarter (as such terms are defined in EXHIBIT B, SECTION 4 (AVAILABILITY MANAGEMENT)).

 Customer will not be charged by HP-OMS for Services provided outside of the General Service Window for on going maintenance and system administration work.

 In addition to the General Service Window, HP-OMS and Customer will mutually agree on 4 major down times a year, which will be used to introduce major network/service changes.

 All downtime outages must be pre-approved by the Customer. HP-OMS and Customer will send advance notification to the end-users who will be impacted by the down time. The advanced notification will allow them the time to ask for a postponement, if needed.

 HP-OMS shall not charge Customer for scheduled and/or planned downtime, even if it occurs outside of the General Service Window.


                                       18
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3.3.2    EMERGENCY DOWNTIME

 HP-OMS will define an Emergency Planned Downtime (EPD) procedure during the Transition and Stabilization Phases. This process will allow for immediate down time resulting from (and designed to prevent) anticipated system failure, which potentially could result in even longer system unavailability.

 Emergency Downtime must be pre-approved by the Customer, which approval shall be reviewed by the Customer on an emergency basis.

3.4  ON-CALL SERVICE OUTSIDE THE GENERAL SERVICE WINDOW

  HP-OMS shall provide Services (on an on-call basis) outside the General Service Window, if requested by Customer's authorized personnel, as set out in EXHIBIT B, APPENDIX A.

  o During defined periods of time (i.e. End of Quarter Period, Version Release Period, etc.) MCC will be a point of contact for urgent end-user issues at Customer Sites worldwide at no additional charge to Customer.

  o In the event on site help is outside of the General Service Window in Israel, HP-OMS will provide an on-call support person able to arrive on site (at the Customer Site) over weekends within 4 hours' notice at the Israeli Site. If on site help is needed, Customer will be charged, in addition, for the actual working time on site on Fridays at the Bank of Work Hours rates as specified in Exhibit E Section 3.2 (BANK OF HOURS) and on Saturdays at the MCC On Call Services rates according to Exhibit E Section 3.3 (MCC ON CALL SERVICES).

  o In the event on site help is necessary outside the General Service Window in Customers Sites out of Israel, HP-OMS will provide an on-call support person able to arrive on site within four (4) hours notice at Customer sites outside Israel. Customer will be charged for such arrival time at the rate of 1 Bank of Work Hour for every 4 on-call hours. If on site help is needed, Customer will be charged, in addition, for the actual working time on site (including traveling time) at the Bank of Work Hours rates as specified in Exhibit E Section 3.2 (BANK OF HOURS).


                                       19
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  o     The Customer must inform HP-OMS two (2) business days in advance of the need to have on-call person(s) available, as described above with the ability to cancel the request twenty-four (24) hours in advance.

3.5  SERVICE WINDOW EXCEPTIONS

 Remote traveling end-users (also defined as Class 3 Customer Site in Exhibit B) will be given 1st tier support by phone and will receive service per call on a 24/7 basis.


                                       20
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4      RESOLUTION CONTINUITY

 The resolution process for MUO or Critical Priority Incidents will not stop even if it extends the General Service Window or MCC Service Window. The resolution process will continue within and outside of the applicable Service Window until full resolution or workaround has been implemented.

 The resolution process of Regular and Low Priorities will be performed during the General Service Window. If an Incident is not resolved during the General Service Window, the resolution process will stop and continue during the next General Service Window.


                                       21
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5      BASELINE INDEPENDENT SURVEYS

     A. Within fifteen (15) days after the Effective Date (of the Agreement), the Parties shall mutually agree on the identity of an independent third party that will conduct a baseline customer satisfaction survey of the Services to be provided under this Agreement in accordance with the survey protocols and procedures specified in EXHIBIT D (TRANSITION AND STABILIZATION) (the "BASELINE SURVEY"). At least thirty (30) days before the Commencement Date, such independent third party shall have conducted the survey and shall submit the results to Customer for its approval. Such Baseline Survey shall thereafter become the baseline for measuring performance improvements and conducting other satisfaction surveys hereunder. During the Term and as part of the Services, HP-OMS shall engage independent third parties (such third parties to be approved in advance by Customer) to conduct satisfaction surveys at least on a semi-annual (every six months) basis, beginning on one year after Commencement Date (2 months after the end of Transition and Stabilization phase) the date of delivery of the Baseline Survey. The survey shall at a minimum cover at least the following classes of users:
        (i) end users of the Services ; and (ii) senior management of end users . The content, scope, and method of the survey shall be consistent with the Baseline Survey.

     B. Customer Conducted Surveys. In addition to the satisfaction surveys to be conducted by an independent third party pursuant to Section 5 herein, Customer may survey end user satisfaction with HP-OMS' performance in connection with and as part of broader end user satisfaction surveys periodically conducted by Customer. At Customer's request, HP-OMS shall cooperate and assist Customer with the formulation of the survey questions, protocols and procedures and the execution and review of such surveys.


                                       22
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        Survey Follow-up. If the results of any satisfaction survey conducted pursuant to Sections 5 herein indicate that the level of satisfaction with HP-OMS' performance is less than the level of the Baseline Survey, HP-OMS shall promptly: (i) analyze and report on the root cause of the management or end user dissatisfaction; (ii) develop an action plan to address and improve the level of satisfaction; (iii) present such plan to Customer for its review, comment and approval, and (iv) take action in accordance with the approved plan and as necessary to improve the level of satisfaction. Customer and HP-OMS shall establish a schedule for completion of a Root Cause Analysis and the preparation and approval of the action plan which shall be reasonable and consistent with the severity and materiality of the problem; provided, that the time for completion of such tasks shall not exceed thirty (30) days from the date such user survey results are finalized and reported. HP-OMS' action plan developed hereunder shall specify the specific measures to be taken by HP-OMS and the dates by which each such action shall be completed. Following implementation of such action plan, HP- OMS will conduct follow-up surveys with the affected Customer users and management to confirm that the cause of any dissatisfaction has been addressed and that the level of satisfaction has improved.

        The implementation of said plan shall be subject to Change Management Process as follows:

        o Changes which require modifications in order to enable HP-OMS to meet its undertakings as per the agreed Service Level - shall be borne and paid by HP-OMS. Changes which require modifications to the current in scope services will be bare by HP-OMS

        o Changes which require additional modifications which change the agreed Service Level - shall be borne and paid by Customer. Changes which require additional out of scope equipment will be bare by Customer

     C. Customer shall consider the results of the surveys in evaluating HP-OMS' qualifications to be awarded additional business.

     D. Consistent inability to meet satisfaction survey standards will be deemed a material breach of this Agreement. HP-OMS agrees that increasing measured customer satisfaction shall be a key performance incentive for compensation for Key Personnel assigned to Customer's account.

     E. Costs and expenses of independent third parties which will perform the above Surveys will be paid as follows: (i) Baseline Survey costs and expenses will be born by HP-OMS (ii) Future Surveys costs and expenses will be split on a fifty fifty basis between HP-OMS and Customer


                                       23


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                             Appendix A to Exhibit C

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                       CONFIDENTIAL TREATMENT FROM THE SEC


1     CRITICAL SERVICE LEVELS AND SERVICE LEVEL CREDITS                                         3
2     INFRASTRUCTURE SLA MEASUREMENTS                                                           7
   2.1       GENERAL.........................................................................   7
   2.2       MESSAGING DELIVERY SLA..........................................................   7
   2.3       LAN AVAILABILITY................................................................   8
   2.4       WAN AVAILABILITY................................................................   8
   2.5       GENERAL NETWORK PERFORMANCE SLA.................................................   9
   2.6       SERVER UP TIME..................................................................   9
   2.7       AVAILABILITY CALCULATION........................................................  10
   2.8       BACKUP AND RESTORE SLA..........................................................  10
   2.9       PROCUREMENT AND IT ADMINISTRATIVE SLA...........................................  11
   2.10      HP-OMS OVERALL SLA COMMITMENT FOR MUO AND CRITICAL PRIORITY INCIDENTS...........  12
   2.11      TECHNOLOGY REFRESH PROGRAM SLA..................................................  12
   2.12      NEW EMPLOYEES HARDWARE AND SOFTWARE.............................................  16
3     REGULAR AND LOW PRIORITY SERVICE LEVELS                                                  18
   3.1       HP-OMS OVERALL SLA COMMITMENT FOR REGULAR & LOW PRIORITY INCIDENTS..............  18
   3.2       "MAXIMUM TIME TO RESOLVE" SERVICE LEVEL.........................................  18
   3.3       SERVICE LEVELS FOR REGULAR AND LOW PRIORITY INCIDENTS...........................  19
   APPENDIX B: FORM OF CRITICAL SERVICE LEVEL REPORTS........................................  24
   APPENDIX C: FORM OF SOFTWARE TO BE PROVIDED TO NEW CUSTOMER'S EMPLOYEES...................  26



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1      CRITICAL SERVICE LEVELS AND SERVICE LEVEL CREDITS

For each Service, HP-OMS shall comply with the Time to Own and Time to Resolve parameters for each Critical Service Level set out in Table 1, and subject to the Service Level Credits in the case of a Critical Service Level Failure, as follows:

TABLE 1: CRITICAL SERVICE LEVELS

                                                                                 TIME TO     TIME TO
                                                                       TIME TO   RESOLVE     RESOLVE   SERVICE LEVEL
                                                                       OWN AN    CLASS 1     CLASS 2     CREDIT
                                                                      INCIDENT   SITES (IN  SITES (IN  ALLOCATION
 NO.   PRIORITY         TYPE             INCIDENT DESCRIPTION        (IN HOURS)   HOURS)     HOURS)    PERCENTAGE
----  ----------  -----------------  ------------------------------  ----------  ---------  ---------  -------------
  1       MUO          Hardware                    [**]                 [**]       [**]        [**]        [**]

  2       MUO          Hardware        Printer hardware failure and     [**]       [**]        [**]        [**]
                                      all end users cannot print to
                                           alternative printer

                                      Failure to comply with Server
  3       MUO          Servers        Up Time according to SECTION                                         [**]
                                                   2.6

                                          Failure to comply with
                                          Backup and Restore SLA
  4       MUO          Servers          according to SECTION 2.8                                           [**]
                                                 TABLE 6

  5       MUO          Servers                     [**]                 [**]       [**]        [**]        [**]

  6       MUO          Servers                     [**]                 [**]       [**]        [**]        [**]

  7     Critical       Servers                     [**]                 [**]       [**]        [**]        [**]

  8       MUO          Servers                     [**]                 [**]       [**]        [**]        [**]

  9       MUO          Servers                     [**]                 [**]       [**]        [**]        [**]

                                       Exchange delivery time does
                         Mail           not comply with Messaging
 10       MUO                            Delivery SLA Table 2 and                                          [**]
                                     Table 3, as set out in SECTION
                                               2.2 BELOW

 11       MUO            Mail                      [**]                 [**]       [**]        [**]        [**]

 12       MUO            Mail                      [**]                 [**]       [**]        [**]        [**]

 13       MUO          Network                     [**]                                                    [**]

 14       MUO          Network                     [**]                                                    [**]

 15       MUO          Network                     [**]                 [**]       [**]        [**]        [**]

 16       MUO          Network                     [**]                 [**]       [**]        [**]        [**]



                                       3
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
                                                                                 TIME TO     TIME TO
                                                                       TIME TO   RESOLVE     RESOLVE   SERVICE LEVEL
                                                                       OWN AN    CLASS 1     CLASS 2     CREDIT
                                                                      INCIDENT   SITES (IN  SITES (IN  ALLOCATION
 NO.   PRIORITY        TYPE              INCIDENT DESCRIPTION        (IN HOURS)   HOURS)     HOURS)    PERCENTAGE
----  ----------  -----------------  ------------------------------  ----------  ---------  ---------  -------------
 17       MUO          Network                     [**]                 [**]       [**]        [**]        [**]

 18       MUO          Network                     [**]                 [**]       [**]        [**]        [**]

 19       MUO          Storage                     [**]                 [**]       [**]        [**]        [**]

 20       MUO          Storage                     [**]                 [**]       [**]        [**]        [**]

 21       MUO         Antivirus                    [**]                 [**]       [**]        [**]        [**]

 22       MUO          Firewall                    [**]                 [**]       [**]        [**]        [**]

 23       MUO          Firewall                    [**]                 [**]       [**]        [**]        [**]

 24       MUO          Firewall                    [**]                 [**]       [**]        [**]        [**]

                       Content
 25       MUO         Protection                   [**]                 [**]       [**]        [**]        [**]
                       (e-Safe)

 26       MUO          Business                    [**]                 [**]       [**]        [**]        [**]
                     Application

 27       MUO          Business                    [**]                 [**]       [**]        [**]        [**]
                     Application

 28    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 29    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 30    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 31    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 32    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 33    Critical          WES                       [**]                 [**]       [**]        [**]        [**]

 34    Critical        Hardware                    [**]                 [**]       [**]        [**]        [**]

 35    Critical        Hardware                    [**]                 [**]       [**]        [**]        [**]

 36    Critical        Hardware                    [**]                 [**]       [**]        [**]        [**]

 37    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]

 38    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]

 39    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]

 40    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]



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
                                                                                  TIME TO    TIME TO
                                                                       TIME TO    RESOLVE    RESOLVE   SERVICE LEVEL
                                                                       OWN AN     CLASS 1    CLASS 2     CREDIT
                                                                      INCIDENT   SITES (IN  SITES (IN  ALLOCATION
 NO.   PRIORITY          TYPE            INCIDENT DESCRIPTION        (IN HOURS)   HOURS)     HOURS)    PERCENTAGE
----  ----------  -----------------  ------------------------------  ----------  ---------  ---------  -------------
 41    Critical        Servers                     [**]                 [**]       [**]        [**]        [**]

 42    Critical          Mail                      [**]                 [**]       [**]        [**]        [**]

 43    Critical          Mail                      [**]                 [**]       [**]        [**]        [**]

 44    Critical        Network                     [**]                 [**]       [**]        [**]        [**]

 45    Critical        Network                     [**]                 [**]       [**]        [**]        [**]

 46    Critical        Network                     [**]                 [**]       [**]        [**]        [**]

 47    Critical     Unix Support &                 [**]                 [**]       [**]        [**]        [**]
                    Administration

 48    Critical     Unix Support &                 [**]                 [**]       [**]        [**]        [**]
                    Administration

 49    Critical     Unix Support &                 [**]                 [**]       [**]        [**]        [**]
                    Administration

 50    Critical        Storage                     [**]                 [**]       [**]        [**]        [**]

 51    Critical        Storage                     [**]                 [**]       [**]        [**]        [**]

 52    Critical        Business                    [**]                 [**]       [**]        [**]        [**]
                     Application

 53    Critical        Business                    [**]                 [**]       [**]        [**]        [**]
                     Application

 54       N/A      Procurement and                 [**]                                                    [**]
                  IT administration

 55     Regular      Overall SLA                   [**]                                                    [**]
                      Commitment

 56     Regular      Overall SLA                   [**]                                                    [**]
                      Commitment

 57     Regular      Overall SLA                   [**]                                                    [**]
                      Commitment

 58       Low        Overall SLA                   [**]                                                    [**]
                      Commitment

 59       Low        Overall SLA                   [**]                                                    [**]
                      Commitment

 60       Low        Overall SLA                   [**]                                                    [**]
                      Commitment

The Time to Own for Critical Priority Incidents, which are related to one user will be measured within the General Service Window.

The Time to Own for MUO and Critical Priority Incidents, which are related to more then one user will be measured immediately when the incident is open within a twenty-four (24) hour period.

The Time to Resolve for MUO and Critical Priority Incidents is a number of hours within a twenty-four (24) hour over six (6) days (exclude Saturdays) period. Such resolution efforts will be continuous, even if they extend the General Service Window or MCC Service Window. ..


                                       5
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

Whether or not Service Level Credits apply, the resolution process for MUO and Critical Priority Incidents will continue until full resolution or workaround, agreed by the Tecnomatix Key Personnel, has been implemented.


                                       6
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                       CONFIDENTIAL TREATMENT FROM THE SEC

2        INFRASTRUCTURE SLA MEASUREMENTS

2.1  GENERAL

The metric and SLA figures in this Section (2) represent both Critical Services Levels and other Service Levels. HP-OMS shall comply with all Service Levels, but only Critical Service Level Failures may trigger Service Level Credits.
SECTION 1, TABLE 1 contains all of the Critical Service Levels, unless modified in accordance with Exhibit C (although not all of the Critical Service Levels are referenced in this Section 2). It is agreed that HP-OMS and Customer will review all Service Levels six (6) months following the end of the Transition and Stabilization Phases and thereafter every six (6) months throughout the Term. This review process will allow Customer and HP-OMS to mutually adjust the Service Levels according to performance reports and mutual analysis.

2.2  MESSAGING DELIVERY SLA

The Message Delivery time is measured by sending test messages once per 6 hours from all mail servers to all mail servers.

Messages less than [**] shall be delivered anywhere in the world in [**]in more than [**]% of the cases, and messages larger then [**] shall be delivered anywhere in the world according to the table below in more than [**]% of the cases. The 1-month average will be reviewed once every 6 months.

TABLE 2: MAIL METRIC INSIDE CUSTOMER'S NETWORK - TIME FOR A 100K MAIL MESSAGE TO ARRIVE TO ITS DESTINATION FROM EACH REGION:

        Site             Europe       USA         Israel       Asia-Pacific
        --------------   ----------   ---------   ----------   ----------------
  1     Europe           7 min        7 min       7 min        7 min
  2     USA              7 min        7 min       7min         7 min
  3     Israel           7 min        7 min       1 min        7 min
  4     Asia-Pacific     7 min        7 min       7 min        7 min


TABLE 3: MAIL METRIC INSIDE CUSTOMER'S NETWORK - TIME FOR A 1MB MAIL MESSAGE TO ARRIVE TO ITS DESTINATION FROM EACH REGION:

        Site             Europe       USA          Israel       Asia-Pacific
        --------------   ----------   ----------   ----------   ---------------
  1     Europe           20 min       40 min       20 min       50 min
  2     USA              40 min       20 min       30 min       50 min
  3     Israel           20 min       30 min       5 min        50 min
  4     Asia-Pacific     50 min       50 min       50 min       40 min

  o  Address books are updated in all [**] of changes made.


                                       7
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                       CONFIDENTIAL TREATMENT FROM THE SEC

ASSUMPTIONS:

  o The maximum size of a mail message is 5 Mb in order to guarantee consistent service
  o  All Customer Sites are connected to Customer's WAN

2.3  LAN AVAILABILITY

HP-OMS will provide the Customer with LAN network related services as described in EXHIBIT B SECTION 6.6 - LAN/ WAN MANAGEMENT.

HP-OMS responsibilities:
  o  Provide addresses and network configuration to network attached devices
  o  Network interconnection within a Customer Site
  o  Interface to WAN router and wall sockets in the Customer Site

The 1-month average On-time Delivery for LAN services figures are as follows (see SECTION 2.7 BELOW (AVAILABILITY CALCULATION):

1. Monthly commitment in all Class1 Customer Sites: [**] %

2. Monthly commitment in all Class 2 Customer Sites: [**]%

2.4  WAN AVAILABILITY

HP-OMS will provide the Customer with WAN services in all Customer Sites worldwide. As part of the Transition and Stabilization Phases, HP-OMS will consolidate WAN network services to allow central monitoring and control over all WAN resources and will be able to commit to WAN availability as shown below. HP-OMS according to its sole discretion will be able to change the network provider and/or the network topology. Such change must comply with the Service Levels as detailed herein and with Customer security policy

HP-OMS responsibilities:

  o Provide WAN communication to Customer sites world wide as described in EXHIBIT B SECTION 6.6 - LAN/ WAN MANAGEMENT
  o Responsible to ensure on going operating WAN dependent services (Internet, Intranet, File Sharing, etc.)
  o Maintain or improve network performance as it exists prior to commencement date as the baseline for all future WAN services (WAN indicators will be available from Customer's current network provider and by individual site analysis performed mutually by HP-OMS and the Customer)


                                       8
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                       CONFIDENTIAL TREATMENT FROM THE SEC

The 1-month average On-time Delivery for WAN services figures are as follows (see SECTION 2.7 BELOW (AVAILABILITY CALCULATION):

  o  Monthly commitment for WAN availability in all Customer Class 1 sites:
     [**]%

  o  Monthly commitment for WAN availability in all Customer Class 2 sites:
     [**]%

2.5  GENERAL NETWORK PERFORMANCE SLA

As agreed with the Customer, HP-OMS network performance SLA commitment to the Customer will be as follows:

HP-OMS WILL PROVIDE NETWORK BANDWIDTH ACCORDING TO THE FOLLOWING FORMULA FOR
[**]:

  o  Class 1 sites [**] bandwidth = Number of [**]
  o  Class 2 sites [**] bandwidth = Number of [**]

HP-OMS WILL PROVIDE NETWORK BANDWIDTH ACCORDING TO THE FOLLOWING FORMULA FOR
[**]:

  o  Class 1 sites bandwidth = Number of [**]
  o  Class 2 sites bandwidth = Number of [**]

HP-OMS WILL ENSURE THAT THE FOLLOWING USAGE INDICATORS:

  o  Mail (SMTP) - As detailed on SECTION 2.2

  o  Clear Case / Source Safe

  o  Clarify Report

  o  SUN

  o  FTP

2.6  SERVER UP TIME

HP-OMS will provide the Customer with server services in all branches worldwide. As part of the Transition and Stabilization Phases, HP-OMS will consolidate, upgrade and install a monitoring agent on all Customer servers to allow central monitoring and control over all servers and will be able to commit to server up time as shown below.

HP-OMS responsibilities:

  o  Provide support maintenance of all servers Customer wide

  o  Responsible to ensure on going operating Servers and dependent services

  o  Maintain Server and Server services at all Customer Sites

  o Analysis of up time will be performed by HP-OMS and will be presented to the Customer on a monthly basis

  o  Monthly commitment for server up time in all Class1 Customer Sites: [**]%


  o  Monthly commitment for server up time in all Class 2 Customer Sites: [**]%


                                       9
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2.7  AVAILABILITY CALCULATION

The availability calculation for the above sections is based on the availability measurement and performed as follows:

AVAILABILITY=100- (TOTAL DOWNTIME-ECLUDED DOWNTIME)             *100
                  ---------------------------------------------
                  SUM(HOURS OF OPERATION PER CALULATION PERIOD)

TABLE 5: DEFINITION OF TERMS

DOWNTIME means the time during which a specific service is not available

EXCLUDED DOWNTIME        means Downtime that is approved by the Customer in
                         writing in advance and/or as agreed in EXHIBIT C
                         SECTION 3.3 (DOWNTIME)

HOURS OF OPERATION PER   means the number of hours in the Measurement Period
CALCULATION PERIOD

2.8  BACKUP AND RESTORE SLA

HP-OMS has responsibility for the following:
Creating backup copies of all data residing in all servers within the IT Environment and routine backup procedures, as well as the monitoring of the success and correctness of the backup procedures to ensure a quick recovery into production for the servers and the individual files.

BACKUP:
Backups must be performed by HP-OMS according to Customer and HP-OMS Backup Policy worldwide, which will be mutually defined by the Parties during the Transition and Stabilization Phases. There are several types of Backup Sets: daily, weekly, monthly, yearly and permanent. Type of Backup Set, Backup Frequency, Restorability Rate, Safekeeping Times, Maximum Time to Restore are presented in the table below. Backup of the data will be performed once every working day, during the night (Local Customer Site time).

"RESTORABILITY RATE" means the rate of successful restore of an entity such as a file, directory or database can be restored from the backup media in the agreed time.

A copy from the full backup is performed at least every month and this copy is stored in locked fireproof safes, in a remote location, which is the Customer's responsibility.


                                       10
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                       CONFIDENTIAL TREATMENT FROM THE SEC

TABLE 6: BACKUP AND RESTORE SLA

                                                                                    MAXIMUM TIME TO     MAXIMUM TIME TO
                                                                                    START RESTORE -     START RESTORE -
TYPE OF BACKUP SET    BACKUP FREQUENCY    RESTORABILITY RATE    SAFEKEEPING TIME    CLASS 1 SITES       CLASS 2 SITES
--------------------  ------------------  --------------------  ------------------  ------------------  ----------------
DAILY                  [**]                [**]                  [**]                [**]                [**]

WEEKLY                 [**]                [**]                  [**]                [**]                [**]

MONTHLY                [**]                [**]                  [**]                [**]                [**]

YEARLY                 [**]                [**]                  [**]                [**]                [**]

ETERNITY               [**]                                      [**]

RESTORE:
The Safekeeping Time and Restoring Time depend on the Type of the Backup Set according to the table above.

HP-OMS shall restore data or applications (e.g. Clarify) as they were at the time of the backup. HP-OMS is responsible for the applications' ability to use restored data.

EXCLUDED:
  o HP-OMS will not guarantee backup data and restore quality of backup performed prior to Commencement Date.
  o Safekeeping remote location and tapes transition to that remote location is the Customer's responsibility

2.9  PROCUREMENT AND IT ADMINISTRATIVE SLA

The following table describes the SLA for the procurement and IT administrative tasks performed by HP-OMS.

TABLE 7: DETAILED PROCUREMENT AND IT ADMINISTRATIVE SLA

ITEM
NUMBER                SERVICE                              SLA
------  ---------------------------------------  --------------------------
  1     Regular procurement request              [**]

  2     Urgent procurement request               [**]

  3     Procurement request which requires at    [**]
        least 3 price offers

  4     Invoice Customer for the procured goods  [**]
        (Payment terms according to Exhibit E)

  5     Software license status                  [**]

  6     3rd party contract information           [**]

  7     Provide IT information for RFI/RFP       Will be mutually agreed on
        process                                  a case by case basis

  8     Asset information                        [**]

  9     Delivery                                 [**]

  10    Pricing                                  [**]


                                       11
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2.10  HP-OMS OVERALL SLA COMMITMENT FOR MUO AND CRITICAL PRIORITY INCIDENTS

For each Incident, the Time to Own and Time to Resolve will be inserted into the Ticketing System. For each Incident entered into the Ticketing System, the Time to Own and the Time to Resolve for Critical Service Levels (i.e. set out in SECTION 1, TABLE 1) will be measured against the actual Time to Own and Time to Resolve achieved by HP-OMS within the Measurement Period.

If HP-OMS does not comply with the Time to Own or the Time to Resolve Service Levels with respect to a particular Incident, the ticket for such Incident shall be deemed to be a failed ticket (whether or not HP-OMS eventually resolves the Incident).

If HP-OMS complies with the Time to Own and the Time to Resolve Service Levels with respect to a particular Incident, the ticket for such Incident shall be deemed to be a successful ticket.

HP-OMS shall measure and report its success/fail rate to Customer for all Service Levels for MUO and Critical Priority Incidents on a monthly basis.

Without limiting the Customers right to terminate the agreement for Material Breach, if, for a consecutive three (3) month period, the Total Average Success Rate constitutes a substantial deviation from MUO and Critical Time to Resolve parameters of the Critical Service Levels, HP-OMS will be deemed to be in material breach of the Agreement.

2.11  TECHNOLOGY REFRESH PROGRAM SLA

HP-OMS will provide the Customer with technology refresh of the HP-OMS Hardware and HP-OMS Software.

At the beginning of each calendar quarter, HP-OMS and Customer will mutually prepare a list of the prospective assets to be replaced in accordance with the Customer preferences and Customer's IT environment needs. The hardware amounts to be supplied by HP-OMS are detailed in Table 9 and Table 10 herein. The hardware models that will be provided by HP-OMS are detailed in table 9 herein. By the end of such quarter, all such assets must be replaced.

The hardware and software supplied by HP-OMS will be according to the local standard of langue in use at the specific office (i.e. operating system and keyboard).

All Servers and Laptops included within the Refreshed Assets, Add-On Assets and New Customer Employee Assets must be maintained at a level equal to or better than HP's "Carepack Service", e.g., on a 24X7 basis, with repairs within 4 hours of the call for servers etc.


                                       12
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TABLE 9: TECHNOLOGY REFRESH SLA


           ITEM                                 DESCRIPTION                       MAXIMUM ASSET AGE(2)
--------------------------  -------------------------------------------------  ---------------------------
Office desktop              Computer desktop that can run the latest office                [**](5)
                            environment applications [**])                     Will be replaced with water
                                                                               fall developers desktops

Developer desktop           Computer desktop that can run                                  [**]
                            [**]. The computer will have [**]
                            or similar [**] card and the
                            second best CPU available upon
                            time of purchase (like EvoD510 or
                            (3)Equivalent)

Office laptop               Computer laptop that can run the latest office                 [**]
                            environment applications (like [**]

Sales Laptop                Computer laptop that can run [**]. The laptop                  [**]
                            will have [**]or similar [**]support and the
                            second best CPU available for laptop upon time
                            of purchase (like [**]. Such hardware can be
                            provided as refurbish hardware with a minimum
                            of [**] years Carepaq service.

Unix Workstation            Unix workstation which can run the latest                      [**]
                            operating system and development environment
                            applications as utilized by the Customer (like
                            [**]. Such hardware can be provided as
                            refurbish hardware with a minimum of
                            [**]Carepaq service.

Laser printers              Department laser printer (like LaserJet 4600/                    4
                            4200/1300 or (3)Equivalent)

Ink-Jet printers            Color ink printers for personal and department                   4
                            usage (like HP DeskJet 6122/ink jet 3000 or
                            (3)Equivalent)

Peripheral equipment        Configuration will be determined according to                  [**]
                            the [**]

Storage devices(4)          Storage system category, which is Equivalent to                [**]
                            the storage system used by the Customer with
                            minimal storage capacity that is [**]% greater
                            then currently in use.

Backup and Restore Systems  Backup system which can backup Customer site                     5
                            data without manual interference

Networking Equipment        Latest available network equipment available                     5
                            upon date of refresh with respect to equipment
                            category currently in usage by the Customer.


                                       13
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


          ITEM                                DESCRIPTION                           MAXIMUM ASSET AGE(2)
--------------------------  -------------------------------------------------  ---------------------------
Microsoft Software          Latest released software                                         3
                            product available from 3 Microsoft
                            upon the date of refresh.

HP-OMS Software except      Latest released software product available from                 3.5
Microsoft Software          the software vendor upon the date of refresh.

Unix Server                 Configuration will be determined according to                    5
                            Customer requirements with respect to average
                            hardware configuration of the last 12 months of
                            usage

Back Office Servers         Computer server that can run latest Microsoft                  [**]
                            server's operating and applications utilized by
                            the Customer. The server
                            configuration will be according to
                            the number of end-users at each
                            site and will consist with second
                            best parts configuration currently
                            available in the market (like Based
                            on [**]


An estimation for the hardware Technology Refresh program as described in Table 9 above will be applied according to the estimated information detailed in Table 10 herein (Customer Hardware Age At Commencement Date) and on Customer's end-users hardware needs as detailed in TABLE 11 herein (Customer's End-users Hardware Allocation).
It is agreed between the parties that HP-OMS is allowed to use existing equipment (e.g. Customer Hardware, New Employee Assets or Refreshed Assets) for Technology Refresh purposes as long as the equipment age did not exceed its Maximum Age as described above (e.g. HP-OMS will be able to use computer equipment of retired employee for the Technology Refresh program as long as the computer age did not exceed the Maximum Age criteria).

TABLE 10: ESTIMATION OF CUSTOMER HARDWARE AGE AT COMMENCEMENT DATE


                 LAPTOP COMPUTERS AGE PERCENTAGE
                 -------------------------------
AGE IN YEARS              ISRAEL        US       EUROPE       ASIA
----------------------  ----------  ---------  -----------  --------
3 or more                    [**]%      [**]%        [**]%     [**]%
2-3                          [**]%      [**]%        [**]%     [**]%
1-2                          [**]%      [**]%        [**]%     [**]%
1 or less                    [**]%      [**]%        [**]%     [**]%
Total Percentage              100%       100%         100%      100%


                                       14
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                 DESKTOP COMPUTERS AGE PERCENTAGE
                 --------------------------------
AGE IN YEARS                ISRAEL       US       EUROPE       ASIA
------------------------  ----------  --------  -----------  --------
3 or more                      [**]%     [**]%        [**]%     [**]%
2-3                            [**]%     [**]%        [**]%     [**]%
1-2                            [**]%     [**]%        [**]%     [**]%
1 or less                      [**]%     [**]%        [**]%     [**]%
Total Percentage                100%      100%         100%      100%

For the avoidance of doubt, the maximum refreshed assets in the first 2 years following Commencement Date will not exceed [**]% of the total equipment.

Equipment that has been refreshed by HP-OMS will be retired. HP-OMS will have the right to use retired equipment (equipment which passed the Maximum Age) for any purpose.


                                       15
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                       CONFIDENTIAL TREATMENT FROM THE SEC

TABLE 11: CUSTOMER'S END-USERS HARDWARE ALLOCATION BY GROUP AND SUB-GROUP

[**]

In addition, the refresh program will apply to the following computer equipment:

    o  [**] Desktops for labs and training purposes
    o  [**] Power Desktops for labs and training purposes
    o  [**] Power Desktops

If the upgrade or replacement of development desktops will require (according to the needs of the Customer's software development teams) a more frequent refresh rate than the rate set out in Table 9, the requirement will be checked and mutually greed by the Customer's IT department and HP-OMS. If approved, HP-OMS may try to upgrade the relevant desktops part that is essential for the software development needs (e.g. memory upgrade). If upgrading the specific part is not possible, HP-OMS will replace the desktop on a per need basis and may use the replaced desktop for refreshing office desktop.

(1) REFRESH RATE FOR SIX YEAR PERIOD means the amount of times every component will be replaced during the [**]

(2) MAXIMUM ASSET AGE means the age specified in table 9 beyond which the assets set out in Table 9 shall not exceed.

(3) EQUIVALENT means alternative Hardware, which falls under the same class definition of the current Hardware from any vendor.

(4) STORAGE CAPABILITIES - HP-OMS will provide the Customer with [**]% growth in total storage capacity every year in addition to the refresh rate described in Table 9 in connection with Storage devices.

(5) OFFICE DESKTOP MAXIMUM AGE - HP-OMS will provide the Customer [**]office desktop with Maximum Age of [**].

2.12  NEW EMPLOYEES HARDWARE AND SOFTWARE

HP-OMS will provide the Customer's new employees with Hardware and Software in accordance with her/his job description and group category. The Customer is required to notify HP-OMS 3 weeks in advance about the arrival such employee. Once the Customer had notified HP-OMS about the arrival of a new employee, HP-OMS will provide in 3- weeks period time the applicable hardware and software.
The hardware will be supplied according to table 11 (CUSTOMER'S END-USERS HARDWARE ALLOCATION BY GROUP AND SUB-GROUP) and software will be provided according to Appendix C table 14 (Software to be provided to new employees) herein.


                                       16
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

In case Customer cannot notify HP-OMS about the arrival of a new employee 3 weeks in advance, HP-OMS will provide the new employee an alternative hardware and/or software which will be as close as possible to the applicable configuration until such hardware/software will be available.
New employees Hardware and Software will be subject to the same Technology Refresh Rate as described in section 2.11 herein.


                                       17
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                       CONFIDENTIAL TREATMENT FROM THE SEC

3      REGULAR AND LOW PRIORITY SERVICE LEVELS

3.1  HP-OMS OVERALL SLA COMMITMENT FOR REGULAR & LOW PRIORITY INCIDENTS

For each Incident, the Time to Own and Time to Resolve will be inserted into the Ticketing System. For each Incident entered into the Ticketing System, the Time to Own and the Time to Resolve for Service Levels (i.e. set out in Section 3.1, Table 11) will be measured against the actual Time to Own and Time to Resolve achieved by HP-OMS within the Measurement Period.

If HP-OMS does not comply with the Time to Own or the Time to Resolve Service Levels with respect to a particular Incident, the ticket for such Incident shall be deemed to be a failed ticket (whether or not HP-OMS eventually resolves the Incident).

If HP-OMS complies with the Time to Own and the Time to Resolve Service Levels with respect to a particular Incident, the ticket for such Incident shall be deemed to be a successful ticket.

HP-OMS' "Overall SLA Commitment" with respect to Regular and Low Priority Incidents is to meet or exceed in each (monthly) Measurement Period:

(a) The Minimum Success Rate for Time to Own,
(b) The Minimum Success Rate for Time to Resolve and
(c) The Minimum Success Rate for [**] (as defined in Section 3.2 below),

As set out in Table 11 below, based on the Service Levels for Regular and Low Priority Incidents described in SECTION 3.3, TABLE 12, respectively.

TABLE 11: OVERALL SLA COMMITMENT - REGULAR AND LOW PRIORITY INCIDENTS

                              MINIMUM           MINIMUM
                              SUCCESS RATE      SUCCESS RATE
YEAR               PRIORITY   FOR TIME TO OWN   FOR TIME TO RESOLVE     [**]
----------------   --------   ---------------   -------------------   --------

1st and 2nd        Regular    [**]%             [**]%                    [**]%
support years      Low        [**]%             [**]%                    [**]%

3rd support year   Regular    [**]%             [**]%                    [**]%
and above          Low        [**]%             [**]%                    [**]%

3.2  "MAXIMUM TIME TO RESOLVE" SERVICE LEVEL

For each Service, HP-OMS shall comply with the Time to Own, Time to Resolve and Maximum Time to Resolve parameters for each Service Levels with Regular and Low Priorities set out in Table 11. These Services are subject to the Service Level Credits in the case of a Critical Service Level Failure, as detailed in Table 1.


                                       18
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                       CONFIDENTIAL TREATMENT FROM THE SEC

The "Maximum Time to Resolve" indicator is intended to ensure that even in cases where HP-OMS' fails to meet the "Time to Resolve" Service Level for an applicable Regular or Low Priority Incident, as specified in Table 12 in Section
3.3 below, HP-OMS shall then meet a second "Maximum Time to Resolve" Service Level for such Incident..

The Maximum Time to Resolve is defined as follows:

[**]

3.3  SERVICE LEVELS FOR REGULAR AND LOW PRIORITY INCIDENTS

TABLE 12: REGULAR AND LOW INCIDENTS SERVICE LEVEL

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
                                  Non critical operating system
  61    Regular       WES         problem (e.g. OS error                 [**]        [**]       [**]
                                  messages) affecting end user
                                  work

                                  Operating system problem-
  62    Regular       WES         (e.g. OS crashed, end-user             [**]        [**]       [**]
                                  can't work)

                                  End-user problem (e.g.
  63    Regular       WES         hardware failure) affecting            [**]        [**]       [**]
                                  end user work

                                  Customer Software Service
  64    Regular       WES         Request affecting end user             [**]        [**]       [**]
                                  work

                                  HP-OMS Software problem
  65    Regular       WES         (e.g. Outlook problem, Internet        [**]        [**]       [**]
                                  Explorer error) affecting end
                                  user work

                                  Windows Administration
                                  Service Request (e.g. password
                                  reset/unlock, Group
  66    Regular       WES         management, change end-                [**]        [**]       [**]
                                  user properties) affecting one
                                  end user work

                                  Fully supported application-
  67    Regular       WES         IMAC Service Request (e.g. Ms-         [**]        [**]       [**]
                                  Office installation) and end
                                  user cannot work

                                  Make It Work Supported
  68    Regular       WES         applications Urgent IMAC               [**]        [**]       [**]
                                  Service Request

                                  Security Service Request (e.g.
                                  End-user infected file, secure
                                  remote etc) affecting end user
  69    Regular       WES         work and the end user will not         [**]        [**]       [**]
                                  infect the company with
                                  viruses


                                       19
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
                                  Printing problem (e.g. printer
  70    Regular         WES       doesn't work) and one end              [**]        [**]       [**]
                                  user cannot print with ability to
                                  print to alternative printer

                                  Any other end-user WES service
                                  components (which are not
  71    Regular         WES       mentioned above) end user              [**]        [**]       [**]
                                  work is effected but can still do
                                  most of the work

                                  End-user hardware failure,
                                  (e.g., PC hardware failure),
  72    Regular      Hardware     affecting end user work with           [**]        [**]       [**]
                                  some functionality problems

                                  Non critical Hardware Service
                                  Request (e.g., hardware
  73    Regular      Hardware     upgrade/replace) and end               [**]        [**]       [**]
                                  user work is affected

                                  Printer hardware failure - (e.g.
                                  End-user can't print); there are
  74    Regular      Hardware     alternative printers on site for       [**]        [**]       [**]
                                  end user to use

                                  Hardware IMAC request -
                                   (e.g.,  relocate desktop
  75    Regular      Hardware     location) and one end user             [**]        [**]       [**]
                                  cannot perform his/her tasks

                                  Windows Administration -
                                  Service Request (e.g. open
  76    Regular       Servers     new NT/mail account)                   [**]        [**]       [**]
                                  affecting end user work

                                  Windows Administration
                                  Service Request (e.g. password
                                  reset/unlock, Group
  77    Regular       Servers     management, change end-                [**]        [**]       [**]
                                  user properties) affecting one
                                  end user work

                                  Non urgent Service Request for
                                  restore from backup (e.g.
  78    Regular       Servers     Single user file, etc) and             [**]        [**]       [**]
                                  affecting end user work

                                  UNIX server system Service
  79    Regular       Servers     Request affecting end user             [**]        [**]       [**]
                                  work

                                  Backend Service Incident that
  80    Regular       Servers     is not a failure, affecting the        [**]        [**]       [**]
                                  work at one or more end users
                                  at one Customer Site

                                  Exchange Administration -
                                  Service requests (e.g.
  81    Regular        Mail       add/change mailing lists,              [**]        [**]       [**]
                                  change end-user properties)
                                  and end user cannot perform
                                  some/all work related to mail

                                  Exchange Service Request
  82    Regular        Mail       end-user cannot send or                [**]        [**]       [**]
                                  receive mail

                                  Any other mail issues effect the
  83    Regular        Mail       mail of end users that cannot          [**]        [**]       [**]
                                  send and receive mail


                                       20
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
                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
                                  LAN Network Service Request
  84    Regular       Network     (e.g. Switch configuration             [**]        [**]       [**]
                                  change) affecting end user
                                  work

                                  WAN Network Service Request
  85    Regular       Network     (e.g. Router configuration             [**]        [**]       [**]
                                  change) affecting the work of
                                  more than one user at more
                                  than one Customer Site

  86    Regular   Unix Support &  UNIX workstation Service               [**]        [**]       [**]
                  Administration  Request affecting end user
                                  work

  87    Regular   Unix Support &  UNIX workstation hardware              [**]        [**]       [**]
                  Administration  Service Request affecting end
                                  user work

  88    Regular   Unix Support &  Unix workstation failure               [**]        [**]       [**]
                  Administration  affecting end user work

                                  Service Request for Storage
  89    Regular       Storage     configuration affecting one            [**]        [**]       [**]
                                  end user work

                                  Administration or support
                                  request for business
  90    Regular      Business     application, affecting more            [**]        [**]       [**]
                   Application    than one user at more than
                                  one Customer Site

                                  Non critical operating system
                                  problem (e.g. OS error
  91      Low           WES       messages) not affecting end            [**]        [**]       [**]
                                  user work

                                  Customer Software Service
  92      Low           WES       Request not affecting end user         [**]        [**]       [**]
                                  work

                                  HP-OMS Software problem
  93      Low           WES       (e.g. Outlook problem, Internet        [**]        [**]       [**]
                                  Explorer error) not affecting
                                  end user work

                                  Windows Administration
                                  Service Request (e.g. password
                                  reset/unlock, Group
  94      Low           WES       management, change end-                [**]        [**]       [**]
                                  user properties) not affecting
                                  one or more end user work

                                  Fully supported application-
                                  IMAC Service Request (e.g. Ms-
  95      Low           WES       Office installation) not               [**]        [**]       [**]
                                  affecting end user work

  96      Low           WES       Make it Work Supported                 [**]        [**]       [**]
                                  applications IMAC Service Request

                                  Printing problem (e.g. printer
  97      Low           WES       doesn't work) and one or more          [**]        [**]       [**]
                                  end users can print on other
                                  printer

                                  Any other end-user WES service
                                  components (which are not
  98      Low           WES       mentioned above) does not              [**]        [**]       [**]
                                  effect the end user work


                                       21
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
                                  End-user hardware failure,
  99      Low        Hardware     (e.g., PC hardware failure) not        [**]        [**]       [**]
                                  affecting end user work

                                  Non critical Hardware Service
                                  Request (e.g., hardware
 100      Low        Hardware     upgrade/replace) and end               [**]        [**]       [**]
                                  user work is not affected

                                  Hardware IMAC Service
                                  Hequest  (e.g.,  relocate
 101      Low        Hardware     Resktop location) and one              [**]        [**]       [**]
                                  dnd user can perform his/her
                                  tasks

                                  Windows Administration -
                                  Service Request (e.g. open
 102      Low         Servers     new NT/mail account) not               [**]        [**]       [**]
                                  affecting end user work

                                  Windows Administration
                                  Service Request (e.g. password
 103      Low         Servers     reset/unlock, Group                    [**]        [**]       [**]
                                  management, change end-
                                  user properties) not affecting
                                  end user work

                                  Non urgent Service Request for
 104      Low         Servers     restore from backup (e.g.              [**]        [**]       [**]
                                  Single user file, etc) not
                                  affecting end user work

                                  UNIX server system Service
 105      Low         Servers     Request not affecting end user         [**]        [**]       [**]
                                  work

                                  Backend Service Incident that
 106      Low         Servers     is not a failure, not affecting        [**]        [**]       [**]
                                  the work at one or more end
                                  users at one Customer Site

                                  Exchange Administration -
                                  Service requests (e.g.
 107      Low          Mail       add/change mailing lists,              [**]        [**]       [**]
                                  change end-user properties)
                                  and end user can perform
                                  some/all work related to mail

                                  Exchange Service Request -
 108      Low          Mail       end-user can send or receive           [**]        [**]       [**]
                                  mail

                                  Any other mail issues does not
 109      Low          Mail       Affect the mail end users can          [**]        [**]       [**]
                                  esend and receive mail

                                  LAN Network Service Request
                                  (e.g. Switch configuration
 110      Low         Network     change) not affecting end              [**]        [**]       [**]
                                  user work

                                  WAN Network Service Request
                                  (e.g. Router configuration
 111      Low         Network     change) not affecting the              [**]        [**]       [**]
                                  work of more than one user at
                                  more than one Customer Site

 112      Low     Unix Support &  UNIX workstation Service               [**]        [**]       [**]
                  Administration  Request not affecting end user
                                  work


                                       22
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                                                                                  TIME TO    TIME TO
                                                                      TIME TO     RESOLVE    RESOLVE
                                                                      OWN AN      CLASS 1    CLASS 2
                                                                     INCIDENT    SITES (IN  SITES (IN
 NO.   PRIORITY       TYPE             INCIDENT DESCRIPTION          (IN HOURS)    HOURS)     HOURS)
----  ----------  --------------  ---------------------------------  ----------  ---------  ---------
 113      Low     Unix Support &  UNIX workstation hardware              [**]        [**]       [**]
                  Administration  Service Request not affecting
                                  end user work

 114      Low     Unix Support &  Unix workstation failure and           [**]        [**]       [**]
                  Administration  end user can still work

                                  Service Request for Storage
 115      Low         Storage     configuration not affecting            [**]        [**]       [**]
                                  end user work

                     Business     Administration or support
 116      Low      Application    request for business                   [**]        [**]       [**]
                                  application, affecting one user


                                       23
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                       CONFIDENTIAL TREATMENT FROM THE SEC

APPENDIX B: FORM OF CRITICAL SERVICE LEVEL REPORTS

SAMPLE OF CRITICAL SERVICE LEVEL REPORT TO BE SUBMITTED BY HP-OMS TO CUSTOMER ON A MONTHLY BASIS:

                                             TOTAL NUMBER
                                             OF CRITICAL
                                                SERVICE        NUMBER OF
                                                LEVELS      FAILED CRITICAL   CRITICAL   SERVICE LEVEL     CALCULATED
                                              INCIDENTS/     SERVICE LEVEL    INCIDENT       CREDIT       ERVICE LEVEL
                                              COMMITMENTS      INCIDENTS/       TYPE       ALLOCATION        CREDIT
                                             PER CRITICAL     COMMITMENTS     FAILURE    PERCENTAGE PER    PERCENTAGE
 NO.    PRIORITY   CRITICAL INCIDENT TYPE   INCIDENT TYPE       PER TYPE        RATE          TYPE          PER TYPE
-----   --------   ----------------------   -------------   ---------------   --------   --------------   ------------
  1        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  2        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  4        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  5        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  6        MUO             [**]                  [**]             [**]          [**]          [**]            [**]

  8        MUO             [**]                  [**]             [**]                        [**]            [**]

  9     Critical           [**]                  [**]             [**]          [**]          [**]            [**]

 10     Critical           [**]                  [**]             [**]          [**]          [**]            [**]

                    TOTAL MONTHLY CREDIT PERCENTAGE (TO BE MULTIPLIED BY THE AT RISK AMOUNT)                  [**]


                                       24
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                                       25
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                       CONFIDENTIAL TREATMENT FROM THE SEC

APPENDIX C: FORM OF SOFTWARE TO BE PROVIDED TO NEW CUSTOMER'S EMPLOYEES

TABLE 14: SOFTWARE TO BE PROVIDED TO NEW EMPLOYEE

DEVELOPER DESKTOP:

NAV
[**]
Win Zip
Acrobat Reader
[**]
4 Dos NT*
[**]
Office 2000
[**]
[**]
[**]
[**]
[**]
[**]
[**]
Babylon (supply only with license)

* The above items license to be provided by the Customer.

OFFICE DESKTOP

NAV
[**]
Win Zip
[**]
[**]
Office 2000

THE OPERATING SYSTEM SUPPLIED WILL BE IN ACCORDANCE WITH THE LOCAL LANGUAGE IN USE AT THE OFFICE.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                    Exhibit D

                          Transition and Stabilization

                                      V7.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                          Transition and Stabilization


DOCUMENT INFORMATION

  Project Manager:                  Gil Tal

  Customer Project                  Na'ama Halperin
  Manager:

  Prepared by:                                             Consolidation

  Document Version No.              V 6.0

  Preparation Date:                 16.09.2003


                                       2
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                          Transition and Stabilization

INDEX
    DOCUMENT INFORMATION................................................   1
    DOCUMENT INFORMATION................................................   2
1         INTRODUCTION.................................................    4
    1.1   DEFINITIONS...................................................   4
2         TRANSITION PHASE.............................................    6
    2.1   GENERAL.......................................................   6
    2.2   OPERATIONAL TRANSFER..........................................   6
    2.2.1    TRANSFER OPERATIONS ACTIVITIES FROM CUSTOMER TO HP-OMS.....   6
    2.2.2    HP-OMS DAY 1 OPERATION.....................................   7
    2.2.3    REQUEST FOR SERVICE DURING TRANSITION PHASE................   9
    2.2.4    DEFINE STANDARDIZATION POLICY..............................  10
    2.2.5    ESTABLISH HP-OMS REGIONAL SUPPORT CENTERS (RSC)............  11
    2.2.6    ESTABLISH HP-OMS MONITORING & CONTROL CENTER (MCC).........  11
    2.3   GAPS UPGRADE..................................................  12
    2.3.1    BACKUP SOLUTION COMPANY WIDE...............................  13
    2.3.2    ANTIVIRUS STABILIZATION....................................  14
    2.3.3    CONNECT UNCONNECTED CUSTOMER SITES TO CUSTOMER'S NETWORK     15
    2.3.4    TECHNOLOGY GAPS PER CUSTOMER SITE .........................  17
    2.4   SECURITY COMPLIANCE...........................................  18
    2.4.1    SECURITY SERVICES .........................................  18
    2.4.2    SECURITY POLICY ...........................................  18
    2.4.3    SECURITY COMPONENTS .......................................  18
    2.5   SOFTWARE LICENSE COMPLIANCE...................................  19
    2.6   HP-OMS'S APPROACH & ASSOCIATED TIMELINES......................  20
3         STABILIZATION PHASE..........................................   21
    3.1   OBJECTIVE.....................................................  21
    3.2   SOLUTION INITIATIVES - GLOBAL PROJECTS........................  21
    3.3   DESCRIPTION OF SOLUTION INITIATIVES...........................  21
    3.3.1   [**] IMPLEMENTATION ........................................  22
    3.3.2    MONITORING AND CONTROL SYSTEM IMPLEMENTATION ..............  22
    3.3.3    WORLDWIDE NETWORK SOLUTION.................................  23
    3.3.4    SOFTWARE DISTRIBUTION SYSTEM IMPLEMENTATION................  25
    3.3.5    [**]
    3.3.6    [**]
APPENDIX B - TIMETABLE..................................................  29
APPENDIX D - PROCEDURES TO BE DEFINED DURING TRANSITION PHASE...........  30
APPENDIX E - LIST OF THIRD PARTIES OUTSOURCERS..........................  34


                                       3
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                          Transition and Stabilization




                                       4
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                          Transition and Stabilization

1      INTRODUCTION

This Exhibit D is attached to the Master Services Agreement, dated as of [_____________] 2003 by and between HP-OMS and Customer (the "Agreement") and made a part thereof by reference. Capitalized terms not otherwise defined herein shall have the meaning specified in the Agreement.

1.1    DEFINITIONS

"TRANSITION" - means the work that must be done to transfer the accountability of all aspects included in the Services from Customer to HP-OMS without interrupting the operation delivery.

"AS-IS LEVEL" means the service level of the Services existing at the Customer Sites immediately prior to the Commencement Date, as described in the Customer Site visit reports, collected by HP-OMS representatives during the Due Diligence phase, and set out in APPENDIX A herein (Tecnomatix Site Reports), subject to any improvement or changes that where made since then by the Customer prior to the commencement date.

"TIMETABLE" has the meaning set out in SECTION 1(3)

"TRANSITION AND STABILIZATION PHASES" has the meaning set out in Section 1.3.

1. The Transition and Stabilization Phases shall commence as of the Commencement Date and shall continue at varying lengths per Customer Site, until the completion of the final Transition Milestone at each applicable Customer Site, as described in the Timetable specified in Appendix B ("Timetable"). Accordingly, the Transition and Stabilization Phases may end at one Customer Site while continuing at another Customer Site, provided, however, that in no event shall the Transition and Stabilization Phases extend later than the ten
   (10) month period following the Commencement Date (the "Transition and Stabilization Phases").

2. During the Transition and Stabilization Phases, HP-OMS will: (i) provide all the Services for a maximum period of the first ten (10) months following the Commencement Date at the "As-Is" Level, provided that HP-OMS shall provide Special Support for all Customer Software; and (ii) perform the transition and stabilization services described in this Exhibit in accordance with the Transition and Stabilization Milestones set out in the Timetable. Upon completion of the Transition and Stabilization Phases at each applicable Site, HP-OMS shall provide the Services at the Service Levels without Credits. After ten (10) month from commencement date, HP-OMS shell provide the Services at the Service Levels including Credits.


                                       5
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     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
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                          Transition and Stabilization

3. During the Transition and Stabilization Phases, HP-OMS will build the Services operations, including without limitation, all tools, methodologies and standardizations to enable the provision of the Services in accordance with the Service Levels upon completion of the Transition and Stabilization Phases.

4. At first during the Transition Phase, HP-OMS will provide the Services with no change as they were before Commencement Date. Then, HP-OMS will systematically set up its mode of operations, as described herein, in order to achieve the Service Levels. Changing the mode of operation and providing solutions for agreed gaps will enable HP-OMS to standardize the Service Levels. In addition, HP-OMS shall define the detailed IT business procedures, subject to Customer's written approval.

5. The work during the Transition and Stabilization Phases will be performed in two parallel phases: Transition Phase and Stabilization Phase.


                                       6
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                          Transition and Stabilization

2      TRANSITION PHASE

2.1    GENERAL

TRANSITION PHASE IS DIVIDED INTO TWO TYPES OF ACTIVITIES:

  o    Operational transfer
  o    Technological gaps closure

2.2    OPERATIONAL TRANSFER

OPERATIONAL TRANSFER INITIATIVES:

  o    Transitioned Employees transfer - according to EXHIBIT F
  o    Transfer operations activities from Customer to HP-OMS
  o    Set up HP-OMS Monitoring& Control Center (MCC)
  o    Set up HP-OMS Regional Support Centers (RSC)
  o    Define support Policy
  o    Define working procedures

2.2.1  TRANSFER OPERATIONS ACTIVITIES FROM CUSTOMER TO HP-OMS

The operational transfer shall be the first part of the Transition Phase. During this phase HP-OMS will:

  o Define (subject to Customer's approval) the support policy and guidelines including but not limited to:

       o  The roles and responsibilities of the MCC
       o  The roles and responsibilities of the RSC
       o  Standardization
       o  Security compliance according to Customer's Security Policy
       o  Software license compliance
       o 3 tiers of support (as described in EXHIBIT B, SECTION 5 (INCIDENT MANAGEMENT))("SUPPORT TIERS")

  o Define (subject to Customer's approval) operational and technical procedures (as described in Appendix D - Procedures to be Defined During Transition Phase)


                                        7
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                          Transition and Stabilization

  o    Conduct training (HP-OMS-culture, administrative processes & procedures)
       - HP-OMS will train/educate HP-OMS Personnel with all necessary information and details in respect of the Services, including without limitation the working procedures.
  o Create site folder - HP-OMS will create a "Site Folder" for every Customer Site. Each Site Folder will include information similar to the content managed as of the Commencement Date at the Customer Site in Israel. That folder includes:
       o  NT Server Form
       o  Unix Server Form
       o  List of workstations
       o  Network & relationships (Wins, DHCP etc) Diagrams
       o Excel sheet for all names and roles of Customer Site users including names of power users and users who authorized to initiate Emergency Escalation Process
       o  Hardware inventory and users who are the "owners" of the hardware
       o Applications in use at the Customer Site and support procedures for the applications (e.g. installation, troubleshoot, etc.)
       o  Backup and restore procedures
       o  Any relevant procedures for Customer Site operation
  o Ensure that the Baseline Survey and follow-up satisfaction surveys are conducted, in accordance with the terms and conditions of EXHIBIT C
       SECTION 5 (BASELINE INDEPENDENT SURVEYS) of the Agreement.

2.2.2  HP-OMS DAY 1 OPERATION

As of the commencement date:

  i.   [**];

 ii.   [**]

iii. HP-OMS shall take prompt steps to ensure that the third party contractors providing outsourcing services to Customer immediately prior to the Commencement Date, listed in Appendix [E] (the "THIRD PARTY OUTSOURCERS") shall continue to provide such services through HP-OMS at least t for a period of 4 months (Publicom for a period of 6 months), subject to SECTIONS [7] (REQUIRED CONSENTS) AND [5.1B] (CUSTOMER RIGHTS CONCERNING KEY PERSONNEL; REPLACEMENT OF HP-OMS PERSONNEL) of the agreement.


                                       8
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                          Transition and Stabilization

 IV. There are Customer's employees who provide support Services prior to Commencement Date and those Services are part of HP-OMS scope under this agreement. Some of those employees are included in Exhibit F and some are not. Those employees that are excluded from Exhibit F will continue to provide the same support Services according to the "As Is" description as shown in Appendix A herein. This is until HP-OMS will take operational responsibility to the applicable site and to a period no longer then 10 months.

In the event that, for any reason, HP-OMS fails to contract for the continuing services of the Third Party Outsourcers throughout the Transition and Stabilization Periods and Customer pays for such services directly to the Third Party Outsourcers, Customer shall be entitled to deduct the amount of such payments from the quarterly Target Price invoice from HP-OMS. Such Third Party Outsourcer payments will be limited to the fees payable by the Customer for such Outsourcers as mentioned in the Due Diligence findings and subject to HP-OMS review of the invoice prior the payment. Customer will have the right to deduct such payments as follows:

  o Israel support contractor ("Integrity") - Deduction will be only for a maximum period of up to 4 months if HP-OMS failed to contract for the continuing services
  o Israel security contractor ("Publicom") - Deduction will be only for a maximum period of up to 6 months if HP-OMS failed to contract for the continuing services
  o Italy support contractor (Luigi Maspero) - Deduction will be only for a maximum period of up to 6 months if HP-OMS failed to contract for the continuing services

HP-OMS will prepare a training program for all HP-OMS Personnel (including without limitation the Transitioned Employees) required for the provision of the Services during the Transition and Stabilization Phases, provided that such training will not adversely affect the Customer's daily activities. The training program will include, without limitation:

  o    HP-OMS culture and methodologies
  o    The new support structure (RSC, MCC)
  o    Working procedures
  o    Scope of Work and Services to be provided to the Customer

In connection with all purchase orders issued by Customer prior to the Commencement Date for HP-OMS Hardware, HP-OMS Software and/or Customer Software, HP-OMS shall have the responsibility for (i) providing the Services in connection therewith; and (ii) paying the relevant invoices, if received by Customer or HP-OMS after the Commencement Date (or if not paid by HP-OMS, Customer may pay, after receiving HP-OMS approval, the same and deduct the amount of such payments from the quarterly Target Price invoice from HP-OMS). Such approval will not be withheld without a reasonable cause.


                                       9
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                          Transition and Stabilization

From and after the Commencement Date, any purchase request will be transferred to HP-OMS to provide procurement services as defined in EXHIBITS A-B, subject to SECTION [11] (CHANGE MANAGEMENT) OF THE AGREEMENT.

2.2.3  REQUEST FOR SERVICE DURING TRANSITION PHASE

During the Transition Phase, HP-OMS will set up its operations of the RSC and the MCC.

Without limiting HP-OMS' obligations to provide the Services in accordance with the Agreement, HP-OMS will ensure that its support engineers and all other relevant HP-OMS Personnel (e.g. Network Engineer, System Administrator, etc.) will learn, understand and gain in depth knowledge about the Customer's work processes and needs. This stage is scheduled to last ninety (90) calendar days as described in the APPENDIX B herein.

HP-OMS shall provide Customer end user support during the Transition and Stabilization Phases and thereafter, in accordance with the following request procedures, depending on the stage at which the request is made:

 POINT AT WHICH SERVICE
REQUEST IS MADE (IN
    DAYS FOLLOWING
   COMMENCEMENT
        DATE)                METHOD FOR CUSTOMER REQUESTS FOR SUPPORT
-----------------------    --------------------------------------------
                                Customer Site in Israel - via syshelp

      1 - 30 DAYS             Customer Sites other than in Israel - AS IS
                                     PRIOR TO COMMENCEMENT DATE

                                         ISRAEL - VIA SYSHELP

       31-90 DAYS             Customer sites other than in israel - via
                                  email to dedicated email address

                                       Israel - Via Ticketing System

      91-150 DAYS             Customer Sites Other Than in Israel - Via
                                 Email to Dedicated Email Address

 151 DAYS - End of Term        All Customer Sites - Via Ticketing System or
                               According to Procedure Defined In EXHIBIT B,


                                       10
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                          Transition and Stabilization

Piont at which service
  request is Made (in
   days following                Method for Customwe Request for Support
   Commencement
        Date)
                                 SECTION 5.6 (TICKETING SYSTEM MANAGEMENT)

2.2.4  DEFINE STANDARDIZATION POLICY

HP-OMS shall defined standards (for Customer's prior written approval) and then shall standardize the IT Environment in a manner consistent with HP-OMS' obligations to provide the Services in accordance with the Service Levels.

HP-OMS understands the complexity of the Customer's IT Environment and the fact that support of Customer's IT Environment will include support of the following environments:

  o    Office environment; and
  o    Development environment

HP-OMS will define a standard (for Customer's prior written approval) and then standardize for each such environment the HP-OMS Hardware and HP-OMS Software. It will be Customer's responsibility to cooperate with HP-OMS in its efforts to implement the Customer-approved standardization policy in each environment, provided that Customer end users are not prevented or delayed from performing their daily tasks or otherwise adversely affected as a result of such cooperation.

HP-OMS shall bear, and in no case shall Customer incur or be responsible for paying, any additional costs or expenses as a result of HP-OMS' standardization efforts unless the Customer did not purchase enough licenses as defined in
SECTION 2.5 (SOFTWARE LICENSE COMPLIANCE) HEREIN.

For example, if as a result of a new HP-OMS antivirus standard, existing anti-virus software licenses are required to be replaced and purchased at one or more Customer Sites, HP-OMS shall bear all costs and expenses in connection with the purchase, installation and ongoing maintenance and support of such software licenses at the applicable Customer Site(s), in accordance with the Services. For the avoidance of doubt, HP-OMS shall define (with the Customer's prior written approval) the Customer's IT corporate standards (e.g. IT corporate internet browser application for office environment - Netscape or Explorer) and standardize the same in accordance with this Section.


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2.2.5  ESTABLISH HP-OMS REGIONAL SUPPORT CENTERS (RSC)

Regional Support Centers are HP-OMS' 1st tier support arm at the Class 1 Customer Sites. RSCs support Class 1 and Class 2 Customer Sites as described in EXHIBIT B SECTION 5.1, TABLE 2. The RSC will serve as a single point of contact
(SPOC) for Customer end-users.

HP-OMS responsibilities in setting up the RSC will include without limitation:

  o Defining RSC support workflow and working procedures until Monitoring and Control System is operational.
  o Defining escalation process until Monitoring and Control System is operational.
  o    Hiring RSC personnel if required
  o Training the RSC personnel on the defined support workflow and working procedures
  o Publishing the support workflow and escalation process to the Customer end users.

The RSC at the Israeli Customer Site will receive daily/weekly activity reports from RSC personnel prior to the implementation of the Ticketing System. These reports will assist the RSC to control the Customer Site support.

Once the MCC is operative, HP-OMS will update the support workflow and working procedures and the RSC will continue to serve as first tier support to the Customer end users.

2.2.6  ESTABLISH HP-OMS MONITORING & CONTROL CENTER (MCC)

The Monitoring & Control Center (MCC) will be located at the HP-OMS premises in Ra'anana, Israel. The MCC functions will include without limitation, providing the RSC and the Customer global control over the worldwide support process, 2nd and 3rd tier support (as defined in EXHIBIT B, SECTION 5 (INCIDENT MANAGEMENT), and ability to monitor the infrastructure and system administration services.

HP-OMS will install a communication line between the MCC and the Israeli Customer Site that will be used to connect the MCC to the Customer WAN as detailed in SECTION 3.3.3 herein.


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                          Transition and Stabilization

In order to provide support for HP-OMS efficient provision of the Services, HP-OMS will implement information systems as described in SECTION 3 [STABILIZATION PHASE] herein.

Only authorized HP-OMS Personnel from the MCC will have access to the Customer network.
Until the Transition and Stabilization Phases are finalized, the MCC will provide basic services, including without limitation:

  o    2nd and 3rd Support Tiers for the RSC
  o    NT and Unix system administration
  o    Exchange administration and support
  o    Security Systems (e.g. Firewall) management
  o    Non proactive network monitoring
  o    DBA Services

2.3    GAPS UPGRADE

HP-OMS shall implement and perform projects to address the agreed technology gaps in Customer's infrastructure at the applicable Customer Sites, in accordance with the Timetable, and as specified below and in Exhibit E Appendix D.

HP-OMS RESPONSIBILITIES

  o Consult the Customer on any open technical issues, implement and support the suggested solution for each technology gap upgrade item, as specified in EXHIBIT E, APPENDIX C (THE EXHIBIT E GAPS UPGRADES")
  o Provide the Customer, prior to HP-OMS performing any work, with a separate cost list for all technology gap upgrade items, which are not defined in Exhibit E, Appendix C, for Customer's approval, and implement and support the agreed solution for such technology gap upgrades, as agreed in writing between the parties (such agreed technology gap upgrades and the Exhibit E GAPS UPGRADES COLLECTIVELY, the "gaps upgrades"). customer responsibilities
  o Review and confirm whether it approves of HP-OMS solution design for the Gaps Upgrades

JOINT RESPONSIBILITIES

  o HP-OMS will work with Customer to define a working plan to implement Gaps Upgrades


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GAPS UPGRADE INITIATIVES INCLUDE AMONG OTHER THINGS:

  o    Backup solution company wide
  o    Antivirus stabilization
  o    Technology gaps - Provide solutions per Customer Site
  o    [**]

2.3.1. BACKUP SOLUTION COMPANY WIDE

2.3.1.1    PURPOSE AND BACKGROUND

As discovered during the Due Diligence phase, backup and recovery procedures are not clearly defined and there is no working backup infrastructure for every Customer Site. The Customer Sites locations at which backup and restore systems will be improved, in accordance with the standard backup policy by HP-OMS are:

  o    [**]

HP-OMS shall implement the backup and recovery solution before other major projects, in accordance with the Timetable.

2.3.1.2    OBJECTIVES

The objectives of this project are:

  o    Define backup and recovery procedures
  o    Reliable backup and recovery solutions at all Customer Sites
  o    Improve backup success rate

2.3.1.3    PROJECT SCOPE

The scope of this project is to:

  o    Define backup and restore policy
  o    Analyze and define backup recovery and restore procedures
  o    Design backup solution per Customer Site
  o    Purchase systems and media (tapes)
  o Reconfigure existing systems to comply with HP-OMS backup procedures (Hardware and Software)
  o    Implement Backup and Restore Systems at all Customer Sites
  o Connect the backup systems to the Monitoring and Control System (will be done as part of the Stabilization Phase)
  o Nominate at least two backup operators) per Class 2 Customer Site and train them
  o Create and submit to the Customer, commencing immediately after the implementation of the backup system, weekly and monthly backup success rate reports.


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2.3.1.4    PROJECT ABSTRACT DESCRIPTION

  o Design new/upgraded backup solution based on the existing tools or implementation of new tools
  o    Implementation of the defined solutions at all Customer Sites
  o    Analyze the existing backup and recovery requirements
  o    Analyze roles and responsibilities
  o Design new/changed backup solution based on the existing tools or implementation of new tools
  o    Implementation of the defined solution

2.3.1.5    DELIVERABLES

  o    Backup and restore policy in accordance with the Service Levels
  o    Backup and restore procedures per Customer Site
  o    Document solution design for backup and recovery processes
  o    Operative Backup and restore system per Customer Site
  o    Training kit for backup operators
  o Weekly and monthly backup success rate reports commencing immediately after implementation of the backup system and continuing throughout the Term.

2.3.2  ANTIVIRUS STABILIZATION

2.3.2.1    PURPOSE AND BACKGROUND

As discovered during the Due Diligence phase, Antivirus protection is not installed on all Customer Site servers and workstations and virus update is not always being performed correctly. The survey also discovered that different Antivirus applications are used company wide.

Due to the high security risk of virus intrusion attacks, HP-OMS will deal with this issue as one of the first technology projects (in accordance with the Timetable) to ensure that standard Antivirus on all Customer servers and workstation will be installed and configured and will operate and be supported in accordance with the Service Levels.


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2.3.2.2    OBJECTIVES

The objective of this project is:

  o Provide virus protection for all company computers (Servers and workstations) in accordance with the Service Levels

2.3.2.3    PROJECT SCOPE

The scope of this project is to:

  o    Design new/changed Antivirus solution
  o Purchase missing Antivirus Licenses. If replacing existing licenses not compliant with standard at no cost. If there were no licenses before Commencement Date, on Customer expense.
  o Install Antivirus applications on all Servers and Workstation at all Customer Sites
  o Configure Antivirus applications according to the solution design at all Customer Sites
  o    Verify that updates are done constantly at all Customer Sites
  o    Train support teams on security policy and Antivirus procedures
  o    Communicate the importance of Antivirus updates to end-users

2.3.2.4    PROJECT ABSTRACT DESCRIPTION

  o List all the workstations and the servers that require Antivirus installation/reinstallation/update
  o    Execute changes to necessary computers
  o Update the scanning and update/scan procedure in all the computers: servers every day and workstations every week
  o Monitor servers and workstations to ensure computers are working according to the update/scan procedure

2.3.2.5    Deliverables

  o    Security policy implementation
  o    Antivirus procedures
  o    Document solution design for Antivirus
  o Constant Antivirus updates on all workstations and Servers at all Customer Sites
  o    Training kit for support teams and end-users
  o    Weekly and monthly updates reports for Servers

2.3.3  CONNECT UNCONNECTED CUSTOMER SITES TO CUSTOMER'S NETWORK

2.3.3.1  PURPOSE AND BACKGROUND

In order to provide Services to all Customer's end-users, HP-OMS will use remote control technology. The parties acknowledge that not every Customer Site as of the Commencement Date has a connection to the Customer network. HP-OMS will decide whether or not to connect an unconnected office to the Customer's network, as long as the Service Levels to an unconnected office will be maintained. THE CUSTOMER SITES IN THE FOLLOWING LOCATIONS [WILL BE CONNECTED] TO THE CUSTOMER'S NETWORK NO LATER THEN TEN (10) MONTH AFTER COMMENCEMENT DATE:
Brussels

2.3.3.2    OBJECTIVES

The objective of this project is:
  o To connect all Customer Sites (not connected as of the Commencement Date) to the Customer network in accordance with the Timetable.

2.3.3.3    PROJECT SCOPE

The  scope of this project is to:

  o Learn and identify the Customer's technology requirements to perform the connection per unconnected Customer Site
  o    Decide on communication method per Customer Site
  o    Order communication lines and relevant equipment
  o    Install security systems according to security policy
  o    Install and configure Customer Sites' systems to enable remote monitoring
  o    Connect the Customer Sites

2.3.3.4    PROJECT ABSTRACT DESCRIPTION

  o    Understand Customer's technology needs
  o Look for suitable technology solution that complies with the Customer global network
  o    Contact network provider to perform the connection
  o    Define working procedures with new connection method
  o    Execute necessary connection of the Customer Sites

2.3.3.5    DELIVERABLES

  o HP-OMS Personnel will be able to support end-users by remote control on a Customer-wide basis
  o    Ability to monitor all Customer infrastructure at all Customer Sites
  o    Ability to perform automatic software distribution to all Customer Sites


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2.3.4  TECHNOLOGY GAPS PER CUSTOMER SITE

2.3.4.1    PURPOSE AND BACKGROUND

The parties acknowledge that each Customer Site has a technology gap, which adversely affects the quality of IT services and the service that the end-users are receiving, and which has a significant impact on the overall Customer IT operation.

This project consists of implementing necessary changes to bring the Customer Sites to a technology level in accordance with the Timetable, which will enable HP-OMS to provide the Services according to the Service Levels. HP-OMS shall perform the technology gaps projects in accordance with a detailed report prepared by HP-OMS based on its analysis of each Customer Site, which report's recommendations are detailed in Exhibit E, Appendix C.

2.3.4.2    OBJECTIVES

The objective of this project is to:

  o    Solve major IT Environment infrastructure issues at Customer Sites

2.3.4.3  Project Scope

The scope of (and HP-OMS' responsibilities under) this project is to:

  o    Define Class 1 Customer Site IT Environment infrastructure standards
  o    Define Class 2 Customer Site IT Environment infrastructure standards
  o    List technology gaps at each Customer Site
  o Purchase (at no additional cost to Customer in excess of the fees set out in Exhibit E) required equipment and install it
  o Provide and implement solutions for technology gaps according to gaps table list described in Exhibit E Appendix C

2.3.4.4    PROJECT ABSTRACT DESCRIPTION

  o    Define Class 1 Customer Site IT Environment infrastructure standards
  o    Define Class 2 Customer Site IT Environment infrastructure standards
  o    Suggest technology solutions
  o    Set up a working plan to deal with technology gaps
  o    Work with Customer to reach agreement on work which needs to be done
  o    Execute resolution

2.3.4.5    DELIVERABLES

  o    Customer Sites will be compatible with Customer's needs


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2.4    SECURITY COMPLIANCE

[**]

2.4.1  SECURITY SERVICES

[**]

2.4.2  SECURITY POLICY

The Customer will provide HP-OMS, within one month after the Commencement Date, an Information Security Policy.

The Customer's Information Security Policy defines information security as the protection of information from loss of confidentiality, integrity and/or availability. The scope of the policy includes all information, which is stored, processed, transmitted or printed, using any system or storage medium. The policy shall apply to all Customer Employees and HP-OMS Personnel.

For the first [**] months of the Transition and Stabilization Phases, HP-OMS will maintain at least the same level of security ("As-Is") as detailed in section 2.4.3 herein. Based on the Customer Information Security Policy, HP-OMS and the Customer will define the security business procedures, which will comply with Customer's security policy within [**] months after the Customer will provide HP-OMS its Security Policy. HP-OMS shall comply with the Customer's Information Security Policy and procedure and shall ensure its enforcement among all relevant HP-OMS Personnel. Customer shall comply with the Customer's Information Security Policy and procedure. Customer will submit HP-OMS its security policy for review and approval. If Customer security policy will include additional Services other then detailed in section 2.4.3 will be on Customer's expense.

2.4.3  SECURITY COMPONENTS

HP-OMS acknowledges that the Customer has in place, immediately prior to the Commencement Date, security standards that allow for or have:


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  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]
  o    [**]

For the first [**] months of the Transition and Stabilization phases, HP-OMS will maintain at least the same level of security as detailed above and will implement or suggest security improvements that will be defined no later then [**] months after commencement date.


The time frame for security components versions upgrade (e.g. Fire wall, Antivirus definition files) will be mutually defined per version release. [**].

2.5    SOFTWARE LICENSE COMPLIANCE

HP-OMS will gather and provide to Customer within [**] months from the Commencement Date, information to Customer concerning the number of HP-OMS Software licenses purchased by the Customer worldwide, before the Commencement Date and will compare that number to the number of HP-OMS Software licenses in use, as determined though HP-OMS' inventory system. In order to obtain any missing licenses, for Microsoft software, Customer will pay directly to HP-OMS the applicable amount to cover software relative cost in the baseline payments. The pricing for the customer will be calculated using the Microsoft Enterprise pricing model. For other software license, the Customer, in its discretion, shall choose between purchasing the missing licenses directly, through a third party or through HP-OMS, under the procurement process described in EXHIBIT A
SECTION 7.1(PROCUREMENT SERVICES), subject to SECTION 11 (CHANGE MANAGEMENT) OF THE AGREEMENT.


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2.6    HP-OMS'S APPROACH & Associated Timelines

HP-OMS is committed to the Timetable as described in Appendix B herein. The Timetable shall not be revised or amended without the Customer's prior written consent. Time is "of the essence" with respect to the completion of the Transition and Stabilization Phases at all Customer Sites in accordance with the Agreement not later than [**] months following the Commencement Date. Accordingly, if HP-OMS fails to complete the Transition and Stabilization Phases within such period as a result of factors within the responsibility and control of HP-OMS, Customer will provide HP-OMS with a list of rejections that should be accepted by both parties and HP-OMS will have a Grace Period of [**] months to correct those rejections. [**]
For the avoidance of doubt HP-OMS will provide the Services to the Customer using Service Level measurements [**] months after the Commencement Date.


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3      STABILIZATION PHASE

The fully detailed Timetable for the Stabilization Phase is set out in Appendix B, attached hereto and made a part of this Exhibit by reference.

3.1    OBJECTIVE

The objective of the Stabilization Phase is to implement information systems that will assist HP-OMS to provide the Services.

3.2    SOLUTION INITIATIVES - GLOBAL PROJECTS

The following table summarizes the solution initiatives, which are considered as required to evolve the Customer's IT Environment into one that compares to HP-OMS Best Known Method (BKM) and ITSM guidelines].

TABLE 2: GLOBAL PROJECTS

                              GLOBAL PROJECTS
----------------------------------------------------------------------------
[**]
[**]
[**]
[**]
[**]
[**]
[**]

Therefore, the Parties agree that the implementation of the [**] and the Monitoring and Control System is a condition precedent to meeting minimum requirements to perform services according to the Service Levels. [**]

3.3    DESCRIPTION OF SOLUTION INITIATIVES

All Stabilization initiatives are described in more detail in the following section with respect to:

  o    Purpose and Background
  o    Objectives
  o    Project scope
  o    Project abstract description
  o    Deliverables


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3.3.1  [**] IMPLEMENTATION

3.3.1.1    PURPOSE AND BACKGROUND
[**]

3.3.1.2    OBJECTIVES
  o    [**]

3.3.1.3    PROJECT SCOPE
  o    [**]

3.3.1.4    PROJECT ABSTRACT DESCRIPTION
  o    [**]

3.3.1.5    DELIVERABLES
  o    [**]

3.3.2. MONITORING AND CONTROL SYSTEM IMPLEMENTATION

3.3.2.1    PURPOSE AND BACKGROUND

Using advanced technology infrastructure with advanced management and monitoring abilities is required to operate a 24/7 (manned 24/6) central control center, which will manage all company infrastructure and control support activities worldwide. MCC operation will rely on this technology to provide real time support and monitoring from a central location. MCC will also be responsible for the availability and functionality of the Monitoring and Control System.

3.3.2.2  OBJECTIVES

  o    Provide abilities to manage company infrastructure from central location
  o    Support back-office systems and communication infrastructures
  o    Ensure systems up-time
  o Implement web enabled Monitoring and Control System to be used at all Customer Sites worldwide.
  o    Preventive maintenance for HP-OMS Software and HP-OMS Hardware
  o    Improve performance and availability checks


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3.3.2.3    PROJECT SCOPE

  o    Define Monitoring and Control System (MCS) technology requirements
  o    Define automated checks and related alerts
  o Implement the Monitoring and Control System at all Customers Sites, starting with Israel and then at the rest of the world
  o    Optimize the preventive maintenance actions

3.3.2.4    PROJECT ABSTRACT DESCRIPTION

[**]

3.3.2.5    DELIVERABLES

  o    7/24 monitored IT Environment
  o    [**]
  o    Provide Service reports as defined in EXHIBIT B APPENDIX H
  o    Constant update of solutions knowledge base
  o    Improve resolution of Service Requests

3.3.3  WORLDWIDE NETWORK SOLUTION

Current Customer Wide Area Network (WAN) relays on two types of communication lines: Frame Relay (F/R) and Internet lines. 12 Customer Sites are connected via F/R lines to the Israeli Customer Site office. X sites are connected via point-to-point lines.

3.3.3.1    PURPOSE AND BACKGROUND

Customer is currently (prior to the Commencement Date) using (at most of its Customer Sites) Infonet as the private WAN provider and a local ISP for an Internet connection.
  o    [**]

3.3.3.2  OBJECTIVES
  o    [**]


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3.3.3.3    PROJECT SCOPE
  o    [**]

3.3.3.4    Project Abstract Description

HP-OMS will connect Customers sites to the WAN network according to connection types methods as follows:

  o    [**]

CUSTOMER'S SITES CONNECTION TYPE WILL BE AS FOLLOWS:

[**]                [**]                     [**]
-----              ------                  --------
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]


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[**]                [**]                     [**]
-----              ------                  --------
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]
[**]                [**]                     [**]

WAN network Services that will be provided by HP-OMS to the Customer will comply with the Service Levels as detailed in EXHIBIT C APPENDIX A SECTIONS 2.4, 2.5.

3.3.3.5    DELIVERABLES

  o    [**]
  o    Monthly report of compliant with the above performance tables

3.3.4  SOFTWARE DISTRIBUTION SYSTEM IMPLEMENTATION

3.3.4.1    PURPOSE AND BACKGROUND

HP-OMS acknowledges the importance to Customer of achieving ability to support software distribution.
Software Distribution Systems implementation will allow HP-OMS to perform Software distribution and installation, and remote troubleshooting tools.

3.3.4.2    OBJECTIVES

The objective of this project is:

  o    Enable electronic HP-OMS Software and Customer Software distribution
  o    Standardize HP-OMS Software in use


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REASONS FOR USING ELECTRONIC SOFTWARE DISTRIBUTION TOOL:

  o ELECTRONIC SOFTWARE DISTRIBUTION - Eliminates desktop visits and human error by electronically distributing Software to all desktops and servers on the Customer network from a central location.

  o INSTALLATION - Provides an installation tool, which allows repackaging changes and writing scripts to create a package for any Windows-based application. The users will use these scripts to install or update the Software on their computers.

  o UNATTENDED SOFTWARE INSTALLATION - Installs Software without requiring any user interaction and can install Software with administrator rights using Systems Management Server for off-hours distribution or distribution to servers

3.3.4.3    PROJECT SCOPE

  o Implement software distribution system for all types of Customer users (e.g. software development users, administrative users) in supported languages as defined in EXHIBIT B SECTION 5.7 (TICKETING SYSTEM MANAGEMENT)

3.3.4.4    PROJECT ABSTRACT DESCRIPTION

  o Analyze the different types of Software versions and languages, which will be distributed around the world
  o    Design software distribution and management servers' architecture.
  o Define and document working procedures including installation approval procedure
  o    Installation of management servers according to suggested architecture.
  o    Gather information on the status of computers and the installed Software.
  o Build the necessary scripts to enable the users to perform the Software updates remotely.
  o Build the reports and the control procedures in order to have the same Software level in all the computers and to control the Software that is being installed in each computer
  o    Train the support teams and end-users how to use the system
  o    Implementation of the defined solution

3.3.4.5 DELIVERABLES

  o    Software distribution and installation approval working procedures
  o    Operative Software distribution system
  o    Training kit for support teams and Customer end-users
  o    Up to date Software inventory


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3.3.5  [**]

3.3.5.1    Purpose and Background
[**]

3.3.5.2    OBJECTIVES
The  objectives of this project are:
  o    [**]

3.3.5.3    PROJECT SCOPE
  o    [**]

3.3.5.4    PROJECT ABSTRACT DESCRIPTION
  o    [**]

3.3.5.5    DELIVERABLES
  o    [**]

3.3.6  [**]

3.3.6.1    PURPOSE AND BACKGROUND

[**]

3.3.6.2    OBJECTIVES
  o    [**]

3.3.6.3    PROJECT SCOPE
  o    [**]

3.3.6.4    PROJECT ABSTRACT DESCRIPTION
  o    [**]
  o    Train the end-users worldwide about the new system
  o    Implement support knowledge base


                                       28
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                          Transition and Stabilization

3.6.5.5    DELIVERABLES
[**]


                                       29
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                          Transition and Stabilization


APPENDIX B - TIMETABLE


                                       30
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                          Transition and Stabilization


APPENDIX D - PROCEDURES TO BE DEFINED DURING TRANSITION PHASE

TYPE                 PROCEDURE NAME               DESCRIPTION
--------             -----------------------      ----------------------------------------------------------------------
Security             Permissions procedure        How to manage permissions to a user account. The procedure will include process description for permission approval for end-user, which level will be given, etc.

Security             Remote Access                Which users are entitled to Secure Remote connection.
                                                  How to use the secure remote connection.

Security             Security Policy              Detailed Customers' Security policy

Security             Firewall management          How to manage the firewalls and their rule base

Security             e-Safe management            How to manage the e-Safe's and their rule base

Security             Antivirus management         How to manage the Antivirus systems on the workstation level, server level and mail systems level.

Security             Virus alert                  What should be done when a virus was fund on the workstation level, server level and mail systems level?

Security             Password reset procedure     Procedure for resetting/ unlocking end-user account

MCC                  Backup and restore           Backup and restore activities locally and by MCC

MCC                  Support workflow             Incident workflow and end-users escalation procedures.

Support              Incident  Management

Support              Remote/traveling users       Supporting procedure for remote/traveling users' support environment

Support              Home users                   Supporting procedure for home users' support environment

Support              Business Application -       Clarify support process and procedures
                     Clarify

Support              Business Application         Support process and procedures for other business applications

Support              New installations  -         Desktop installation procedure for office use
                     Desktops office
                     environment

Support              New installations  -         Desktop installation procedure for development use
                     Desktops development
                     environment

Support              New installations  -         Laptop installation procedure for office use
                     Laptops Office environment

Support              New installations  - Sales   Laptop installation procedure for sales usage
                     Laptops

Support              New installations  - Unix    Unix workstation  installation procedure for development use workstation

Support              Software installation -      Installation procedure for office environment software (e.g. MS-office,
                     Office environment           Visio etc)
                     software


                                       31
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
TYPE                 PROCEDURE NAME               DESCRIPTION
--------             -----------------------      ----------------------------------------------------------------------
Support              Software installation -      Installation procedure for development software (e.g. exceed, visual
                     Development  environment     studio  etc)
                     software

Support              Full Support procedure

Support              Make it work support
                     procedure

Support              Special support procedure

Support

Support              3rd party support            How and when to ask for a 3rd party support
                     procedure

Support              3rd party support            List all 3rd party vendors , suppliers and providers which requires for
                     providers list               the support process and their contact information

Support              Computers/ hardware
                     location change procedure

Support              New end-users
                     installation request
                     procedure

Support              Hardware upgrade
                     procedure

Support              Software Support             Support procedure of HP-OMS Software and Customer Software

Support              Management escalation        Process and procedure for operating necessary project key personnel procedure

RSC                  RSC Class1 working           RSC duties and responsibilities in Class 1 sites
                     procedure

RSC                  RSC Class2 working           RSC duties and responsibilities in Class 2 sites
                     procedure

RSC                  RSC escalation
                     procedure

MCC                  MCC escalation
                     procedure

MCC                  Environment                  What is the current monitoring system setting and what is being monitor monitoring procedure

MCC                  Monitoring system            Process required for changing the monitoring and control; system
                     changing  procedure          settings

MCC                  Ticketing System             What is the current ticketing system setting and what is the current
                     procedure                    workflow

MCC                  Ticketing system  changing   Process required for changing the monitoring and control; system
                     procedure                    settings


                                       32
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                          Transition and Stabilization

TYPE                 PROCEDURE NAME               DESCRIPTION
--------             -----------------------      ----------------------------------------------------------------------


MCC                  Proactive maintenance        When and how to perform proactive maintenance
                     procedure

MCC                  Server installation          How to install a new server
                     procedure

MCC                  Crisis management

MCC                  Reporting procedure          SLA management and reporting procedure

MCC                  Shift transfer               Internal MCC procedure on what should be done during MCC shifts transfer.

MCC                  Environmental changes        Who is allowed to make changes in the different infrastructure environments, when and who should authorize it.

MCC                  Remote/traveling users       Remote/traveling users' support environment

MCC                  Service Request Escalation
                     Process

MCC                  Software Distribution

MCC                  HP-OMS Software Standard

MCC                  Assets management

MCC                  Site operation               How to operate Customer Sites IT infrastructure

MCC                  Printer installation         How to install printer, when and printers maintenance activities

MCC                  Site folder change           How and who can approve changes to the sites folder
                     procedure

MCC                  WAN support procedure        WAN current configuration and support procedure

MCC                  WAN escalation procedure

Procurement          Hardware and software        How to order new hardware or software, who can order, who needs to
                     order procedure              approve, where should the order made etc

Procurement          Orders tracking procedure    How and when to track hardware and software orders

Procurement

General              Change Management            Change management process and procedure
                     Procedure

General

General              License management           Software license management procedure
                     procedure

General              Contracts management         3rd party contracts management



                                       33
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                          Transition and Stabilization

TYPE                 PROCEDURE NAME               DESCRIPTION
--------             -----------------------      ----------------------------------------------------------------------
General              New HP-OMS support person    Process and procedure for training new HP-OMS support peerson

General              Adding/removing sites        Process and procedure for adding or removing customer's site

End user             Service Request Reporting    How to report a Service Request to the Ticketing Systems and what to do when the System is not accessible


                                       34
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                          Transition and Stabilization

APPENDIX E - LIST OF THIRD PARTIES OUTSOURCERS

Israeli Office - Integrity
Israeli Office - Publicom
Italian Office - Luigi Maspero

                            Appendix A of Exhibit D:
                            Tecnomatix Sites Reports

[Consulting & Managed Services by HP]                                [hp invent]


 TABLE OF CONTENTS



Appendix a Tecnomatix Sites Reports...........................     3
Tecnomatix Belgium - Brussels.................................     4
Tecnomatix France - Paris.....................................     4
Tecnomatix Netherlands - Enschede.............................     4
Tecnomatix France - [**]......................................     5
Tecnomatix Germany - [**].....................................     5
Tecnomatix Germany Neu-isenburg...............................     5
Tecnomatix Germany - Stuttgart................................     5
Tecnomatix Italy -[**]........................................     5
Tecnomatix Spain Madrid.......................................     5
Tecnomatix Technologies U.k...................................     5
Tecnomatix Sweden Gothenburg..................................     5
Tecnomatix China - [**].......................................     5
Tecnomatix Japan - Tokyo......................................     5
Tecnomatix Korea..............................................     5
Tecnomatix Far East - Singapore...............................     5
Tecnomatix Usa - Morgen Hill..................................     5
Tecnomatix Usa - [**].........................................     5
Tecnomatix Usa - Portsmouth & NASHUA..........................     5

[Consulting & Managed Services by HP]                                [hp invent]


APPENDIX A TECNOMATIX SITES REPORTS

GENERAL

During the joint Due Diligence phase HP-OMS has gathered information regarding the Customer's IT Environment. This information is detailed in Tecnomatix Sites Reports below.

Since the joint Due Diligence phase, Tecnomatix IT Environment has been changed and modified as follows:

     1. Windows 2000 and Exchange 2000 migration: All Tecnomatix sites are scheduled to be migrated to Windows 2000 Active Directory and Exchange 2000 by Q4 2003.

     2. Additional changes that have been done by Tecnomatix Corporate IT. Such changes have been incorporated into the sites information reports below.

Based on the Due Diligence findings and Customer's requirements HP-OMS has prepared technology gaps list. The list includes items that HP-OMS will fix/upgrade (as detailed in Exhibit D section 2.3) in order to keep the Service Level commitment under this agreement. The Technology gaps report is detailed in Exhibit E Appendix D.

[XX]


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                                    Exhibit E
                         Pricing and Pricing Principles

                                      V 3.0

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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

Document Information

  Project Manager:                Gil Tal

  Customer Project                Na'ama Halperin
  Manager:

  Prepared by:

  Document Version No. :

  Preparation Date:


                                       2
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

TABLE OF CONTENTS
   1.      GENERAL.......................................................................................   4
   2.      THE TARGET PRICE AND TERMS OF PAYMENT.........................................................   5
   2.1.    TARGET PRICE AMOUNT...........................................................................   5
   2.2.    TARGET PRICE COMPONENTS.......................................................................   5
   2.3.    RIGHT TO USE..................................................................................   5
   2.4.    QUARTERLY PAYMENTS............................................................................   6
   2.4.1.     PAYMENT OF INVOICES........................................................................   7
   2.5.    INVOICING METHOD..............................................................................   8
   2.5.1.     QUARTERLY PAYMENT DIVIDED INTO 5 INVOICES..................................................   8
   2.5.2.     CURRENCY...................................................................................   8
   3.      PRICE IMPLICATIONS OF CHANGES.................................................................  10
   3.1.    AGREED PRINCIPLES.............................................................................  10
   3.2.    BANK OF WORK HOURS............................................................................  10
   3.3.    ADD-ON ASSETS.................................................................................  13
   4.      PRICING ADJUSTMENT............................................................................  15
   4.1.    CURRENCY ADJUSTMENT...........................................................................  15
   4.2.    PAYMENTS DEDUCTION............................................................................
   5.      MINIMUM PAYMENT PERIOD........................................................................  18
   6.      TRANSITION AND STABILIZATION FEES.............................................................  19
   6.1.    GAP UPGRADES PROJECTS.........................................................................  19
   6.2.    EXHIBIT D PROJECTS............................................................................  20
   7.      TERMINATION...................................................................................  21
   7.1.    REFRESHED ASSETS, NEW CUSTOMER EMPLOYEE
             ASSETS AND LEASED ADD ON ASSETS......... ...................................................
   7.2.    GENERAL SETUP COSTS...........................................................................
   7.3.    EARLY TERMINATION COMPENSATION................................................................  32
   8.      CONTRACT EXPIRATION...........................................................................
   9.      TAXATION......................................................................................  33
   9.1.    WITHHOLDING TAX...............................................................................  33
   9.2.    VAT PAYMENTS FOR EQUIPMENT OUTSIDE ISRAEL.....................................................  33
   9.3.    TAXATION UPON EXPIRATION OR TERMINATION OF THE CONTRACT.......................................  34
   APPENDIX A: BANDWIDTH PRICING AND CAPACITY CALCULATIONS/ EXAMPLES.....................................  36
   APPENDIX B: TECHNOLOGY GAPS UPGRADES PROJECTS.........................................................  45
   APPENDIX C: FINANCIAL RECORDS MANAGEMENT..............................................................  49
   APPENDIX D:...........................................................................................  51
   LIST OF FIVE GROUPS OF CUSTOMER SITES.................................................................  51


                                       3
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")


1.  GENERAL

This Exhibit E (the "EXHIBIT") is attached to the Services Agreement for HP-OMS Operations Services (the "SERVICES AGREEMENT") dated as _____________ by and between HP-OMS and Customer.

Capitalized terms not otherwise defined herein shall have the meaning specified in the Services Agreement and in the exhibits attached hereto to which this document is attached as Exhibit E. This Exhibit sets forth the pricing and pricing principles regarding HP-OMS's provision of the Services to Tecnomatix ("CUSTOMER").


                                       4
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")


2.  THE TARGET PRICE AND TERMS OF PAYMENT

2.1.  TARGET PRICE AMOUNT

The annual Target Price payable by Customer to HP-OMS during each [**] period of the Term of the Services Agreement is [**] U.S Dollars.

Said annual Target Price will be based on the actual number of Customer Employees as of the Commencement Date. Within fifteen (15) working days of the Commencement Date Customer shall notify HP-OMS in writing of the number of Customer Employees on the Commencement Date (the "INITIAL EMPLOYEE NUMBER"). The annual Target Price will be adjusted according to the mechanism described in Appendix A herein.

2.2.  SERVICES COMPONENTS

The Target Price constitutes payment for the following services:

      (a) Transition and Stabilization Projects (as detailed in Exhibit D) except for Gap Upgrade projects (as detailed in Exhibit D and Exhibit E Appendix C herein)

      (b) Services, Hardware and Software delivery (as detailed in the Services Agreement and all of its Exhibits).


                                       5
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

2.3.  RIGHT TO USE

In order to allow HP-OMS to provide the Services under the Services Agreement, the Customer shall grant HP-OMS the right to use (the "RIGHT TO USE") the Hardware and Software owned, leased and/or licensed by Customer, as applicable, immediately prior to the Commencement Date (the "RIGHT TO USE ASSETS") until their full amortization in the Customer's books. HP-OMS will pay Customer for the said Right to Use, a one time fee which will be as follows:

      (a) a sum of [**]

      (b) payable within ten (10) calendar days from the Commencement Date against one invoice to be issued in Israel by the Customer.

      (c) HP-OMS shall add Israeli VAT to said amount against invoice ("HESHBONIT MASS") to be issued by Customer. The VAT amount shall be paid by HP-OMS to Customer seven days before Customer has to pay the VAT amount to the VAT authorities.

HP-OMS will use said Right to Use Assets solely for the provision of the Services under the Services Agreement and its Exhibits. The Right to Use shall terminate automatically in the event of early termination or expiration of the Services Agreement for any reason whatsoever (including, without limitation, termination for convenience by Customer or by HP-OMS, termination for cause by either Customer or HP-OMS).

2.4.  QUARTERLY PAYMENTS

HP-OMS will invoice Customer for the Target Price on a quarterly basis by invoicing one-fourth (1/4) of the annual Target Price, as adjusted from time to time in accordance with this Exhibit E (the "QUARTERLY PAYMENT"), not earlier than on the first day of the first month of the applicable calendar quarter.


                                       6
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

2.4.1.  PAYMENT OF INVOICES

Customer shall pay the Quarterly Payment within forty-five (45) days from the invoice date (e.g. invoice on February 28, payment due on April 15).

            Customer shall add to all payments due from it to HP-OMS pursuant to this Agreement, if made in arrears, interest at the rate of [**], computed from the period commencing as of their payment due date until actual payment thereof in full.

            The above notwithstanding, Customer will be exempt from said interest payments to the extent that the total number of days for any part of the outstanding payments in arrears throughout the Initial Term of this agreement is less than 45 calendar days and a separate count for the Extended Term shall apply. In case however that payment in arrears is less then 25% of the total outstanding amount then an additional period of fourteen (14) days of non interest accrual and payment will be added to said forty five (45) calendar days

Examples:

        o Customer exceeds for the first time the payment due date by 6 days: no interest will be paid by Customer and the number of allowed arrears days will be reduced by 6 days and will be set to 39 days.

        o Customer exceeds the payment due date by 7 days and the number of allowed arrears days is 4: Customer will pay interest only for 3 days (according to the interest set above).


                                       7
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

2.5.  INVOICING METHOD

2.5.1.  QUARTERLY PAYMENT DIVIDED INTO 10 INVOICES

In accordance with the Services Agreement, Section 10.1 (TARGET PRICE AND BANK OF WORK HOURS INVOICING AND PAYMENT), for each quarterly payment of the Target Price, HP-OMS shall deliver to Customer ten (10) invoices (equal, in the aggregate, to the applicable Quarterly Payment of the Target Price), each such invoice in an amount equal to a fraction of the Quarterly Payment of the Target Price, the numerator of which shall be the then current aggregate number of Customer Employees within each of the applicable ten (10) groups of Customer Sites listed in Appendix E herein (none of the groups being in the U.S.A), and the denominator of which shall be the total number of Customer Employees. The sum of all Customer Employees in the ten (10) groups shall equal the total number of Customer Employees. Customer shall provide HP-OMS the number of Customer Employees in each group no later than the beginning of each applicable quarter in the Term.

2.5.2.  PAYMENTS AND COLLECTION OF 10 INVOICES

It is the Customer responsibility to perform the collection of the Quarterly Payment from all the entities to which HP-OMS has issued an invoice, in accordance with Section 2.4.1 (PAYMENT OF INVOICES) herein. In case one or more of the entities has failed to pay to HP-OMS said payments (fully or partly), Customer shall pay such outstanding amounts. Delays in the Quarterly Payment for any reason whatsoever are subject to section 2.4.1 herein.


                                       8
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

For the avoidance of doubt, in case any of the entities to whom HP-OMS has issued an invoice in accordance with Section 2.5.1 fails to pay said outstanding amount or a part of it, and Customer also fails to pay on their behalf, HP-OMS shall notify Customer of such failure. Customer will have fourteen (14) business days from such notice to pay any unpaid amount. Failure to pay any unpaid amount fourteen (14) business days after such notice will be considered a breach by Customer, subject to Sections 10.5 (ESCROW OF DISPUTED AMOUNTS) and 20.4 (TERMINATION FOR CAUSE BY HP-OMS) of the Services Agreement.

2.5.3.  CURRENCY

Each of the ten (10) quarterly invoices referenced above shall be issued in local currencies according to Appendix E herein. Invoices which will not be issued in US Dollar will be converted from US Dollars to the local currency, corresponding to the applicable group of Customer Sites listed in Appendix E below, by multiplying the original US dollar amount by the Euro/US Dollar Ratio, Yen/US Dollar Ratio, Singapore Dollar/US Dollar Ratio or the US Dollar/NIS Exchange Rate (each as applicable and as defined in section 4.1 herein) plus an additional twenty-five one hundredths of a percent (0.25%). The exchange rates/ratios defined above will be those published by the Bank of Israel for the last business day prior to the date that such invoice is issued.


                                       9
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

3.  PRICE IMPLICATIONS OF CHANGES

3.1.  AGREED PRINCIPLES

  (a) The Target Price will be adjusted according to changes in the number of Customer Employees, as specified in Appendix A to this Exhibit.

  (b) "Customer Employees" has the meaning ascribed to such term in Section 1.13 of the Services Agreement .

3.2.  BANK OF WORK HOURS

  (a) As requested by Customer, HP-OMS will provide on-call services (outside the General Services Window) at Bank of Work Hours rates, in accordance with Exhibit C, Section 3.4 (ON-CALL SERVICE OUTSIDE THE GENERAL SERVICE WINDOW).

  (b) HP-OMS will provide IMAC services at Bank of Work Hours rates, in accordance with Exhibit B, Section 6.13 (INSTALL, MOVE ADD OR CHANGE)

  (c) HP-OMS will provide projects, which will be provided in less ten 50 hours, at Bank of Work Hours rates.

  (d) The Customer may purchase "Bank of Work Hours", for the above, according to the following criteria:


                                       10
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

o Minimum number of hours for any single purchase order to be used only in the Israel Customer Site: five hundred (500) hours

o Minimum number of hours for any single purchase order to be used only in sites outside of Israel: five hundred (500) hours

o   Price per hour:

       o  For services provided in Israel:

          Flat rate of $[**] per hour.

          The above price does not include VAT

       o  For services provided outside Israel:

          Flat rate of $[**]per hour.

          The above price does not include VAT

    (e) HP-OMS will invoice Customer immediately upon purchasing Bank of Work Hours package at the applicable Bank of Work Hours rates. Customer shall pay invoices within sixty (60) days from the end of the month of the invoice date.


                                       11
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

    (f) HP-OMS shall deliver, for Customer approval, at the end of each month a detailed list of the actual working hours performed during the previous month. Following Customer approval of such list HP-OMS shall deduct the approved hours from the Bank of Work Hours balance.

    (g)     Customer may use the Bank of Work Hours with no time limitation.

    (h)     Customer may purchase Bank of Work Hours as often as required.

(i) As part of the Services Agreement and at no additional charge, HP-OMS will provide the Customer with a one time Bank of Work Hours package as follows:

            o  [**] Bank of Work Hours for the Israel Customer Site

            o [**] Bank of Work Hours for Customer Sites located outside of Israel sites

3.3.  MCC ON CALL SERVICES

    (j) As requested by Customer, HP-OMS will provide MCC on-call services (outside the General Services Window), in accordance with Exhibit C,
            Section 3.2 (MCC SERVICE WINDOW).

    (k) The Customer will pay for the on-call service [**] USD [**] per month.


                                       12
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

    (l) HP-OMS will charge the Customer with [**] USD [**] per hour, with a minimum charge of 2 hours per call.

    (m) HP-OMS will invoice the Customer at the end of the quarter according to the hourly on call usage at the applicable quarter. Such invoice is subject to Customer prior approval of a detailed list of hours delivered.

Customer shall pay invoices within sixty (60) days from the end of the month of the invoice date.

3.4.  ADD-ON ASSETS

      Without derogating from HP-OMS' obligations under the Services Agreement, including without limitation, with respect to the Technology Refresh Program, Customer may, in its discretion, purchase or lease new Hardware and/or Software, as part of Purchased/Leased Add-On Assets, from HP-OMS at a discount off of HP-OMS' then current local Internet website price list, as follows:

o On HP-branded personal computers, laptops, software, printers, personal digital assistants, hubs and switches, the discount will be at least [**]% off the Internet list price.

o On HP UNIX servers, operating systems and HP data storage systems and their components, the discount will be at least [**]% off the Internet list price.

o On HP brand Software sold by HP the discount will be at least [**]% off the Internet list price


                                       13
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                       CONFIDENTIAL TREATMENT FROM THE SEC

                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

3.5. LEASING PROCESS BY 3RD PARTY

HP-OMS shall not use the services of any third party (except for HP-OMS' Affiliates) for leasing the Refreshed Assets without the prior written approval of Customer.


                                       14
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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

4.  PRICING ADJUSTMENT

4.1.  CURRENCY ADJUSTMENT

  (A)     DEFINITIONS

EURO REFERENCE CURRENCY RATIO - means the Euro/US Dollar Ratio (as defined below) as of the Commencement Date

YEN REFERENCE CURRENCY RATIO - means the Yen/US Dollar Ratio (as defined below) as of the Commencement Date

The Euro Reference Currency Ratio and the Yen Reference Currency Ratio will be used to calculate the quarterly currency adjustment of the Quarterly Payment.

PUBLISHED EURO RATIO - means the Euro/US Dollar Ratio as of the day prior to the last day of the applicable quarter.

PUBLISHED YEN RATIO - means the Yen/US Dollar Ratio as of the day prior to the last day of the applicable quarter.

EURO/US DOLLAR RATIO - means the (i) Euro/NIS Exchange Rate, divided by (ii) the US Dollar/NIS Exchange Rate.

US DOLLAR/NIS EXCHANGE RATE - means the representative rate of exchange of the US Dollar to the NIS as published by the Bank of Israel for the applicable date (in case the applicable date is not a date for which the Bank of Israel publishes an exchange rate, then the last exchange rate published by the Bank of Israel prior to such date).

YEN/US DOLLAR RATIO - means the (i) Yen/NIS Exchange Rate, divided by (ii) the US Dollar/NIS Exchange Rate.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

SINGAPORE DOLLAR/US DOLLAR RATIO - means the (i) Singapore Dollar/NIS Exchange Rate, divided by (ii) the US Dollar/NIS Exchange Rate.

    (b) HP-OMS shall adjust the Target Price on a quarterly basis (I.E., every 3-months) one day before the end of the applicable calendar quarter (i.e, at March 30th) according to the currency adjustment formula described below:

REVISED TARGET PRICE = TARGET PRICE IN US$ * 0.5 + TARGET PRICE IN US$ * 0.4 * (RATIO BETWEEN THE EURO REFERENCE CURRENCY RATIO AND PUBLISHED EURO RATIO) + TARGET PRICE IN US$ * 0.1* (RATIO BETWEEN THE YEN REFERENCE CURRENCY RATIO AND PUBLISHED YEN RATIO)

BOTH EXAMPLES:

TARGET PRICE = US $7M

On the Commencement Date, the EURO REFERENCE CURRENCY RATIO is: 0.95Euro/1US$ = 0.95

On the Commencement Date, the YEN REFERENCE CURRENCY RATIO is: 120Yen/1US$ = 120


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

EXAMPLE 1:

On 30.12.03 the PUBLISHED EURO RATIO is: 0.90Euro/1US$ = 0.9

On 30.12.03 the PUBLISHED YEN RATIO is: 110Yen/1US$ = 110


THE ADJUSTED TARGET PRICE FOR Q4/03 (31.12.03) WILL BE:

(7*0.5)+(7*0.4*0.95/0.9)+(7*0.1*120/110)= US $7.21M



EXAMPLE 2:

On 29.6.04 the PUBLISHED EURO RATIO is: 1.05Euro/1US$ = 1.05

On 29.6.04 the PUBLISHED YEN RATIO is: 125Yen/1US$ = 125



THE ADJUSTED TARGET PRICE FOR Q2/04 (30.6.04) WILL BE:

(7*0.5)+(7*0.4*0.95/1.05)+( 7*0.1*120/125)= $ US6.705M


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                                  ("CUSTOMER")

5.  MINIMUM PAYMENT PERIOD -

(a) During the first twelve (12) months following the Commencement Date (the "MINIMUM PAYMENT PERIOD"), the parties agree that no reduction to the Target Price will occur (i.e., Customer shall pay the Target Price identified in Section 2.1 (TARGET PRICE AMOUNT) for the first twelve (12) months of the Services Agreement, regardless of a change in number of Customer Employees). During the six (6) months following said initial twelve (12) month period the Target Price will be calculated according to Appendix A herein with the following exception: in case of a decrease in the number of Customer Employees upon such calculation, the minimum Customer Employees number (to be used for purposes of reducing the Target Price) will be 625.

(b) During the Minimum Payment Period HP-OMS shall not reduce the agreed
Services.

(c) After the Minimum Payment Period any increase or decrease in the scope of Services will be handled according to Appendix A to this Exhibit (except as stated in Section 5(a) above).


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                                  ("CUSTOMER")

6.  TRANSITION AND STABILIZATION FEES

6.1.  GAPS UPGRADES PROJECTS.

(a) The Gaps Upgrades projects described in Appendix C below ("GAPS UPGRADES PROJECTS") are intended, among other things, to complete technology gaps in Customer's infrastructure, in the absence of which certain operating activities may be affected.

(b) Such projects will address, for example, infrastructure investment in the areas of backup, passive infrastructure, network connectivity and Antivirus, all in accordance with Exhibit D to the Services Agreement.

(c) If immediately prior to the Commencement Date any workstation used by Customer, which, in Customer's discretion, requires antivirus software or lacks such anti-virus software, Customer shall be responsible for purchasing such additional license. For the avoidance of doubt, Customer shall not be responsible for purchasing such additional license where a workstation has an antivirus software license which simply does not conform to the requirements or policies of HP-OMS.

(d) Implementation of the Gaps Upgrades Projects requires that Customer pay a one-time project charge of [**] US dollars (US $[**]) plus VAT at the invoice date (see gaps details Appendix C), in addition to the Target Price (the "GAPS UPGRADES PROJECT CHARGE"). The Customer will pay an additional amount for Gap Upgrade Projects required for USDATA offices according to a proposal that will be submitted by HP-OMS. In any case, the cost of Gap Upgrades Projects required for USDATA offices will not exceed [**] USD ($[**]).


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                                  ("CUSTOMER")

(e) HP-OMS shall invoice the Customer for the Gaps Upgrades Project Charge in two (2) separate installments as follows: (i) 50% to be invoiced on the Commencement Date, and (ii) 50% to be invoiced upon Customer's Acceptance and written approval confirming finalization of all the Gaps Upgrades Projects.

(f) Payment terms are sixty (60) days following the last day of the month in which HP-OMS' invoices for the Gaps Upgrades Project Charge are received by Customer.

(g) The parties acknowledge that the Gaps Upgrades Projects, when completed, will bring Customer to a technology level sufficient to enable HP-OMS to meet the Service Levels. Accordingly, if it is determined that additional technology gaps exist beyond those listed in Appendix C, which prevent HP-OMS from meeting the Service Levels, HP-OMS shall perform such additional technology gaps projects without additional charge to Customer.

6.2.  TRANSITION AND STABILIZATION (EXHIBIT D) PROJECTS

Except with respect to the Gaps Upgrades Projects, the Target Price includes all fees and costs in connection with all the projects to be performed by HP-OMS during the Transition Phase, as described in Exhibit D.


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                                  ("CUSTOMER")

7.  TERMINATION

In the event of termination of the Services Agreement for any reason whatsoever HP-OMS shall transfer to Customer and Customer shall purchase from HP-OMS the Refreshed Assets, New Customer Employees Assets, Transition Project Assets and Leased Add-On Assets (together in this Section the "ASSETS") in accordance with the terms detailed herein.

7.1.  REFRESHED ASSETS

   (a)  GENERAL

        HP-OMS shall transfer to Customer ownership of the Refreshed Assets in any case of expiration or termination immediately upon payment completion by the Customer where payment is required, as set out in this
        Section 7.1.

   (b)  TERMINATION FOR CAUSE BY HP-OMS.

        (i) Consideration

        The amount to be paid by the Customer, in case of early termination of the Services Agreement for cause by HP-OMS, in accordance with Section
        20.4 (TERMINATION FOR CAUSE BY HP-OMS), for such Refreshed Assets shall be the Net Book Value of such Refreshed Assets as of the effective date of such termination (the "TERMINATION DATE"), calculated according to the rules set out in Appendix D herein.


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        (ii) Payment Terms

        The Customer will pay the whole amount due for the Refreshed Assets (as set out in subsection 7.1(b)(i) above) within sixty (60) days from such Termination Date. If after the sixty (60) day period Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing, and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.

   (c)  ALL OTHER TERMINATION EVENTS

        (i) Consideration

        The amount to be paid by Customer, in case of early termination of the Services Agreement by any of the parties and for any other reason (except for termination for cause by HP-OMS which is dealt with in Section (b) above and expiration which is dealt with under Section (d) below) for such Refreshed Assets, shall be the Net Book Value of such Refreshed Assets, calculated according to the rules set in Appendix D herein.

        (ii) Payment Terms

        Customer shall have the right to choose, in Customer's sole discretion, between two payments options: (A) pay the whole sum sixty (60) days from such Termination Date; or (B) pay to HP-OMS for such Refreshed Assets under a Capital Lease Payment Mechanism (as defined in section 7.5). The process for choosing between the foregoing payment options is defined in section 7.5 herein.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

   (d)  EXPIRATION

        Customer will not pay any amount for the transfer of ownership of the Refreshed Assets, in case of expiration of the Services Agreement at the expiration of the Initial Term or Extended Term (as the case may be).

7.2.  NEW CUSTOMER EMPLOYEE ASSETS

   (a)  GENERAL

        HP-OMS shall transfer to Customer ownership of the New Customer Employee Assets in any case of expiration or termination immediately upon payment completion by the Customer, as set out in this Section 7.2.

   (b) TERMINATION FOR CAUSE BY HP-OMS

        (i) Consideration

        The amount to be paid by the Customer, in case of early termination of the Services Agreement for cause by HP-OMS, in accordance with Section
        20.4 (TERMINATION FOR CAUSE BY HP-OMS), or upon expiration of the Services Agreement at the expiration of the Initial Term or Extended Term (as the case may be), for such New Customer Employee Assets shall be the Net Book Value of such New Customer Employee Assets as of such termination or expiration date, calculated according to the rules set out in Appendix D herein.


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                                  ("CUSTOMER")

        (ii) Payment Terms

        The Customer will pay the whole amount due for the New Customer Employee Assets (as set out in subsection 7.2(b)(i) above) within sixty (60) days from such termination or expiration date. If after the sixty (60) day period Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.

   (c)  ALL OTHER TERMINATION EVENTS

        (i) Consideration

        The amount to be paid by Customer, in case of early termination of the Services Agreement by any of the parties and for any other reason (except for termination for cause by HP-OMS and expiration which are dealt with in Section 7.2(b) above) for such New Customer Employee Assets shall be the Net Book Value of such New Customer Employee Assets as of such Termination Date, calculated according to the rules set in Appendix D herein.

        (ii) Payment Terms

        Customer shall have the right to choose, in Customer's sole discretion, between two payments options: the Customer can either (A) pay the whole sum sixty (60) days from such Termination Date, or (B) pay HP-OMS for such Refreshed Assets under a Capital Lease Payment Mechanism (as defined below). The process for choosing between the foregoing payment options is defined in section 7.5 herein.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

7.3.  LEASED ADD-ON ASSETS

   (a)  GENERAL

        HP-OMS shall transfer to Customer ownership of the Leased Add-on Assets in any case of termination by any party and for any reason whatsoever or expiration immediately upon payment completion by the Customer, as set out in this Section 7.3.

   (b)  ALL TERMINATION EVENTS

        (i) Consideration

        The amount to be paid by Customer, in case of early termination of the Services Agreement by any of the parties and for any other reason, for such Leased Add-on Assets shall be the Net Book Value of such Leased Add-on Assets as of such Termination Date, calculated according to the rules set in Appendix D herein.

   (d)
        (ii) Payment Terms

        Customer shall have the right choose, in Customer's sole discretion, between two payments options: the Customer can either (A) pay the whole sum within sixty (60) days from such Termination Date, or (B) pay HP-OMS for such Leased Add-on Assets under a Capital Lease Payment Mechanism (as defined below). The process for choosing between the foregoing payment options is defined in section 7.5 herein.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

7.4.  TRANSITION PROJECT ASSETS

   (a)  GENERAL

        HP-OMS shall transfer to Customer ownership of the Transition Project Assets (including but not limited to the MCC General Setup Assets) in any case of termination or expiration immediately upon payment completion by the Customer where payment is required, as set out in this
        Section 7.4.

    (b) TERMINATION FOR CAUSE BY HP-OMS AND TERMINATION FOR CONVENIENCE BY CUSTOMER

        (i) Consideration

        In the event of early termination by Customer for Convenience, in accordance with Section 20.5 (TERMINATION FOR CONVENIENCE) or early termination by HP-OMS for cause, in accordance with Section 20.4 (TERMINATION FOR CAUSE BY HP-OMS), of the Services Agreement, the Customer will have to pay only for the MCC General Setup Cost (out of the Transition Project Assets), as follows:

        The amount to be paid by the Customer, in such cases of early termination of the Services Agreement, shall be the MCC General Setup Cost as detailed in Appendix F (GENERAL MCC SETUP COST) herein, the value of which as of such Termination Date shall be calculated according to the rules set out in Appendix D (Financial Records Management) herein The Customer shall not pay for the transfer of ownership of any of the Transition Project Assets, except for the MCC General Setup Assets, as detailed above.


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                                  ("CUSTOMER")

        (ii) Payment Terms

        The Customer will pay the whole amount due for the MCC General Setup Cost (as set out in subsection 7.4(b)(i) above) within sixty (60) days from such Termination Date. If after the sixty (60) day period Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.

   (c)  TERMINATION FOR FORCE MAJUER

        (i) Consideration

        In the event of Termination by Customer due to Force Majuer Event as defined in Section 21.6 (FORCE MAJEUR), of the Services Agreement, the Customer will have to pay only for fifty percent (50%) of the MCC General Setup Cost (out of the Transition Project Assets), as follows:

        The amount to be paid by the Customer, in such cases of early termination of the Services Agreement, shall be fifty percent (50%0 of the MCC General Setup Cost as detailed in Appendix F (GENERAL MCC SETUP
        COST) herein, the value of which as of such Termination Date shall be calculated according to the rules set out in Appendix D (Financial Records Management) herein The Customer shall not pay for the transfer of ownership of any of the Transition Project Assets, except for the MCC General Setup Assets, as detailed above.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

   (d)  (ii) Payment Terms

        The Customer will pay the whole amount due for the MCC General Setup Cost (as set out in subsection 7.4(b)(i) above) within sixty (60) days from such Termination Date. If after the sixty (60) day period Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.

   (e)  ALL OTHER TERMINATION EVENTS

        In any case of early termination of the Services Agreement by any of the parties and for any other reason (except for termination for cause by HP-OMS and termination for convenience by Customer, which are dealt with under Section 7.4(b) above), Customer will not pay any amount for the transfer of ownership of the Transition Project Assets (including for the MCC General Setup Assets).

   (f)  EXPIRATION

        Customer will not pay any amount, for any of the Transition Project Assets (including the MCC General Setup Assets) in case of expiration of the Initial Term or the Extended Term.


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                                  ("CUSTOMER")

7.5.  CHOICE PROCESS

    7.5.1.  GENERAL

        If Customer wishes to utilize the Capital Lease Payment Mechanism option marked "(B)" in Sections 7.1 (c) (ii), 7.2 (c) (ii), or 7.3 (c) (ii) above, HP-OMS undertakes to provide Customer with a proposal for a Capital Lease Payment Mechanism, the terms and conditions for which will be in accordance with those offered in similar transactions between HP Financial Services and its other customers at the time of the Agreement termination, within fifteen (15) working days from Customer's written notification thereof to HP-OMS. Customer shall notify HP-OMS within sixty (60) working days from Customer's receipt of HP-OMS' proposal as to which payment option (under Sections 7.1 (c) (ii), 7.2 (c) (ii), or
        7.3 (c) (ii) above) Customer has chosen. Option A - Lump Sum Payment

        If option (A) above is chosen and after the sixty (60) day period (referred to under Sections 7.1 (c) (ii), 7.2 (c) (ii), or 7.3 (c) (ii) above) Customer fails to pay all said outstanding amount, HP-OMS will so notify Customer in writing and Customer will have another fourteen (14) days to complete such payment. Failure by Customer to pay such outstanding amounts shall constitute a material breach of the Services Agreement by Customer.


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                                  ("CUSTOMER")

7.5.2.  OPTION B - CAPITAL LEASE

        If option (B) above is chosen the rules set forth below will apply.

7.5.2.1.  CAPITAL LEASE DEFINITIONS

    (i) "CAPITAL LEASE PAYMENT MECHANISM" in this Schedule shall mean a mechanism by which the ownership of the applicable Assets is transferred to the Customer upon termination and the Customer pays to HP-OMS for such applicable Assets the Capital Lease Payment Sum (as defined below), payment to be made via equal quarterly or monthly installments over a lease period which will agreed upon in the lease contract between the parties.

    (ii) "CAPITAL LEASE PAYMENT SUM" shall mean the sum of the Net Book Value of the applicable Assets on the Termination Date calculated according to the rules set in Appendix D herein PLUS the Total Interest.

    (iii) "TOTAL INTEREST" shall mean the aggregate interest for the entire lease period. The interest per each month or quarter shall be calculated according to the annual interest rate determined by good faith negotiation between the Customer and HP Financial Services, but not more than the interest rate that HP Financial Services charges for similar transactions at the time of the termination (e.g., the factors for the determination of such interest rate shall be based on the lease period, Customer's credit rating and the then applicable market interest rate).


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                                  ("CUSTOMER")

    For the avoidance of doubt, the Customer and HP-OMS hereby agree that, as all such Assets mentioned above in this Section 7 are a critical element of Customer's ongoing operations, the following shall apply: During the Term or upon termination or expiration of the Services Agreement for any reason whatsoever, HP-OMS shall not remove any of the Assets from the Customer's premises without the Customer's prior written approval. No dispute of any kind or type whatsoever between HP-OMS and the Customer will affect or derogate from the Customer's ability and right to have physical possession of the Assets and the right to have such Assets transferred to the Customer in accordance with the terms detailed herein above and without derogating from the above, until such dispute is resolved in accordance with the Services Agreement, all the Assets shall remain in the physical possession of the Customer. HP-OMS hereby waives any right it may have under law, contract or otherwise to take physical possession of any of the Assets due to any reason whatsoever including due to any dispute, debts, moneys due or any other allegations of breach or termination of the Services Agreement. In accordance with the above principles, upon termination or expiration of the Services Agreement for any reason whatsoever, all the Assets will be immediately and unconditionally transferred to the Customer from HP-OMS and HP-OMS shall not remove any of the Assets from the Customers premises without the Customer's prior written permission to do so.


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                                  ("CUSTOMER")

7.6.  EARLY TERMINATION COMPENSATION

"EARLY TERMINATION COMPENSATION" is the total amount payable by the Customer to HP-OMS in order to compensate HP-OMS for the fact that the Services Agreement has been terminated before the expiration of the Initial Term. Customer undertakes to pay HP-OMS, in each case of such early termination as per section 7 above, the compensation amounts in accordance with the Termination Compensation Table below.

TERMINATION COMPENSATION TABLE (payments are in U.S Dollars):
[**]


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8.  TAXATION

8.1.  WITHHOLDING TAX

Any withholding tax applicable under the law of the countries to which each of the 10 invoices will be issued according to Appendix E herein will be borne and paid by HP-OMS. Accordingly, any withholding tax which applies to Customer and Customer Affiliates under the local law of each such entity paying HP-OMS in accordance with Section 2.5.1 (QUARTERLY PAYMENT DIVIDED INTO 10 INVOICES) shall be deducted from the portion of the Quarterly Payments payable by the paying entity, and Customer undertakes to promptly provide HP-OMS with a certificate evidencing such payment of local withholding tax, which shall enable HP-OMS to receive a corresponding tax credit.

8.2   VAT IN ISRAEL

With respect to any invoice between Israeli entities, value-added tax, according to Israeli law, shall be added by Customer to the Target Price payable by the Israeli Customer Affiliate against an Israeli VAT invoice ("HESHBONIT MAS") issued by HP-OMS.

8.3   VAT PAYMENTS FOR ASSETS OUTSIDE ISRAEL

Value-added tax (VAT) for which Customer Affiliate will be able to receive a refund with respect to any Assets provided by HP-OMS to a Customer Affiliate in the various countries (except Israel) in which Customer and its Affiliates operate shall be borne and paid by Customer. In case Customer will not succeed to receive such refund, HP-OMS will use its best commercial efforts to receive the refund. In case neither Customer nor HP-OMS will be able to receive such refund, the parties will negotiate in good faith to find a solution. If the parties fail to reach an agreement, the Customer will have the right to purchase the assets and deduct the purchase amount from the Target Price. Such purchase is subject to HP-OMS prior written approval of the price.


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                                  ("CUSTOMER")

8.4   CUSTOMS DUTIES AND OTHER LEVIES AND TAXES FOR ASSETS OUTSIDE ISRAEL

Customs duties and all other levies and taxes payments (excluding VAT which is refundable to the Customer and withholding Tax) imposed on the Assets and Services in the various countries (except for Israel) in which Customer and Customer Affiliates operate - shall be paid by Customer. Such customs duties and all other levies and taxes payments will be deducted from the Quarterly Payments of the entity which made the payment. Customer undertakes to promptly provide HP-OMS with a certificate for such Customs duties payments and all other levies and taxes payments.


8.5     TAXATION UPON EXPIRATION OR TERMINATION OF THE SERVICES AGREEMENT

Upon termination or expiration of the Services Agreement as per section 7 of this Exhibit:

8.5.1 If Customer elects to lease the Assets from HP-OMS (or a party designated by HP-OMS) under the Capital Lease Payment Mechanism set out in Section 7.5.3 (OPTION B - CAPITAL LEASE), value added tax, purchase tax, or similar taxes or levies imposed on the lease shall be added by Customer to the lease amount;

8.5.2   If Customer elects to purchase said Assets in a lump sum, asset out in
        Section 7.5.2 (OPTION A - LUMP SUM PAYMENT), Value Added Tax, purchase tax, or similar taxes or levies imposed on the purchase shall be added by Customer to the purchase price set out in Section 7 above.


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                                  ("CUSTOMER")

8.5.3 In either case, whether Customer elects the Capital Lease Payment Mechanism or the lump sum payment mechanism, and where the applicable transaction is between Israeli entities value added tax according to applicable law shall be added by Customer to the lease amount/price payable by the Israeli Customer entity against Israeli VAT invoice (HESHBONIT MAS) issued by HP-OMS.

8.5.4 In case Customer elects the lump sum payment mechanism, if withholding tax is refundable to HP-OMS or (or to the party designated by HP-OMS to sell or lease the Assets, as applicable) such withholding tax will be borne and paid by HP-OMS or its affiliates.

8.5.5 In case Customer elects the Capital lease mechanism, If withholding Tax is refundable to HP-OMS (or to the party designated by HP-OMS to lease the Assets, as applicable), HP-OMS will do its best commercial efforts to reduce the capital lease amount by such withholding Tax.


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                                  ("CUSTOMER")

APPENDIX A: BANDWIDTH PRICING AND CAPACITY CALCULATIONS/ EXAMPLES

This Appendix A is the sole basis for any change to the Target Price due to changes to the number of Customer Employees:

1.  BANDWIDTH PRICING

Changes to the Target Price will be calculated using the Bandwidth Pricing model described below:

  1.1.  CUSTOMER EMPLOYEE INCREASE/DECREASE:

  In case of changes in Customer Employees (according to the Calculation Rules below), the following shall apply:

      o  Increase and decrease calculation will maintain reciprocity concept;
      o The reduction in the Target Price shall not reflect reduction of Customer Employees below 590
      o  Customer Employee head count will be split into 2 categories:

            o Category 1: Up to (and including) the INITIAL CUSTOMER EMPLOYEE NUMBER
            o  Category 2: Above the INITIAL CUSTOMER EMPLOYEE NUMBER

      o The new Target Price will be calculated on the basis of the following formula for Category 1 (up to and including) the INITIAL CUSTOMER EMPLOYEE NUMBER):

            NT = OT - (CT X 0.8) IN CASE OF DECREASE IN HEAD COUNT NT = OT + (CT X 0.8) IN CASE OF INCREASE IN HEAD COUNT


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      o  The new Target Price will be calculated on the basis of the following formula for Category 2 (above INITIAL CUSTOMER EMPLOYEE NUMBER):

            NT = OT - CT  IN CASE OF DECREASE IN HEAD COUNT
            NT = OT + CT  IN CASE OF INCREASE IN HEAD COUNT

      DEFINITIONS:

            NT = New Target Price for the remaining contract years/months of the Initial Term.

            OT = Original Target Price of the Service Agreement for the remaining contract years/months of The Initial Term

      o CT = Change in Target Price due to changes in Customer head count; CT will be calculated on the basis of the following formula:

            CT = ORIGINAL TARGET PRICE (SEE SECTION 3.2 ABOVE)/INITIAL EMPLOYEE NUMBER*(NUMBER OF INCREASE OR DECREASE OF CUSTOMER HEAD COUNT)

o   CALCULATION RULES:

      i. Change in Customer Employee head count will be reviewed by the parties every quarter after the Minimum Payment Period.

      ii. If the number of Customer Employees increases or decreases by at least ten (10) persons compared to the number of Customer Employees in effect at the same time that the Target Price was last established, then as of the beginning of the next quarter, the New Target Price
          (NT) will be updated according to the change.


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         Note: for the purposes of these Examples: the Initial Customer Employee
         Number used is 700, and the NT used is 7,000.

      o  Example 1 (Increase of 12 Customer Employees above 700):

            On 1.1.2003 Customer has 700 Employees. Between 1.1.2003 and
            31.3.2003 the Customer adds 12 Employees. The calculation of the adjustment to the Target Price will be as follows (in thousands of US$):
            NT = 7,000 + 7,000/700*12 = 7,120
            The new Target Price will be effective from the beginning of the next quarter - 1.4.2003.

      o Example 2 (Decrease of less than 10 Customer Employees from the last review):

            On 1.4.2003 Customer has 712 Employees. Between 1.4.2003 and
            30.6.2003 the Customer reduces the number of Customer Employees by 8 persons. The calculation of the adjustment to the Target Price will be as follows (in thousands of US$):

            NT = 7,120 (No change in Target Price as change in Customer Employees is less than 10)

      o Example 3 (Combination of Customer Employee decrease - From a number above 700 to a new number below 700):

            On 1.7.2003 Customer has 704 Customer Employees. During 1.7.2003 and
            30.9.2003 the Customer reduces the number of Customer Employees by 14 persons. The calculation of the adjustment to the Target Price will be as follows (in thousands of US$):

            NT = 7,120 - 7,000/700*12 - 7,000/700*10*0.8 = 6,920

            The New Target Price will be effective from the beginning of the next quarter - 1.10.2003.


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1.2.    NEW CUSTOMER SITE:

Subject to Section 11.3 (CUSTOMER'S RIGHT TO USE CUSTOMER CONTRACTORS) of the Services Agreement, in the event of additional Customer Sites other than those listed in Exhibit B table 2, the following algorithm will be implemented:

      o Customer may issue a Service Change Request in accordance with Exhibit B section 8 to add a new Customer Site.

      o HP-OMS will submit a proposal for Customer approval that will include the one time setup cost for the new Customer Site(s), if needed

      o  The maximum price for such proposal will be [**] US Dollar

      o In case the invested required for the new site setup will be significant higher then the above maximum price the process will be done by using Change Management process

      o The change to Target Price due to changes in Customer Employee head count will be according to Appendix A Section 1.1 above.

      o Services for the new Customer Site will be according to the Services Agreement.


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                                  ("CUSTOMER")

1.3.    REMOVAL OF EXISTING CUSTOMER SITE:

Subject to Section 11.3 (CUSTOMER'S RIGHT TO USE THIRD PARTIES CONTRACTORS) of the Services Agreement, in the event of the removal of an existing Customer Site, the following algorithm will be implemented:

      o  Customer may issue a Service Change Request according to Exhibit B section 8 to remove an Existing Customer Site. Customer must notify HP-OMS of Customer's intention to remove an Existing Customer Site at least sixty (60) days in advance.

      o HP-OMS will submit a proposal to the Customer that will include the one-time removal cost of the Customer Site, if needed. HP-OMS's removal costs shall not exceed US $ [**].

      o HP-OMS will use the removed Assets for the sole benefit of the Customer at other Customer Sites.

      o The change to Target Price due to changes in Customer Employee head count will be according to Appendix A Section 1.1 above.

1.4.    INTRODUCING A NEW SYSTEM (ADD-ON ASSETS):

Subject to Section 11.3 (CUSTOMER'S RIGHT TO USE CUSTOMER CONTRACTORS) of the Services Agreement, in the event that the Customer wishes to implement any Add-On Assets (e.g., a new ERP application, technology leap etc...):


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      o  Customer may issue a Service change order according to Exhibit B section 8 for implementation of such new system.

      o The Service change order proposed by HP-OMS shall specify the change in the Target Price and the purchase or lease price of the Add-On Asset.

1.5.    INTRODUCING OR ELIMINATING A SERVICE (BEYOND THE SCOPE OF THE SERVICES):

Subject to Section 11.3 (CUSTOMER'S RIGHT TO USE CUSTOMER CONTRACTORS) of the Services Agreement, in the event that the Customer wishes to implement a new service outside the scope of the Services (e.g., manned phone support company wide, Voice over IP etc...):

      o  Customer may issue a Service change order according to Exhibit B section 8 for implementation or eliminating such service.

      o The Service change order proposed by HP-OMS shall specify the change in the Target Price.


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                                  ("CUSTOMER")

APPENDIX B: HP-OMS'S TIME AND MATERIALS SERVICE RATES

The prices in Table 3 below will be used to calculate the cost of Service Change Requests as described in Exhibit B, Section 8.

TABLE3: HP-OMS TIME & MATERIALS RATES

                                                          SENIOR
                                                         ENGINEER
                                                         AND UNIX
                              ON-SITE                     SYSTEM     PROJECT
COST PER HOUR IN:            TECHNICIAN     ENGINEER     ENGINEER    MANAGER     OTHER
----------------             ----------     --------     ---------   --------  ----------
ISRAEL                          [**]          [**]         [**]        [**]

ISRAELI WORKER ABROAD (*)       [**]          [**]         [**]        [**]

LOCAL IN USA WEST COAST         [**]          [**]         [**]        [**]

LOCAL IN USA EAST COAST         [**]          [**]         [**]        [**]

LOCAL IN EUROPE                 [**]          [**]         [**]        [**]

LOCAL IN JAPAN                  [**]          [**]         [**]        [**]

LOCAL IN SINGAPORE              [**]          [**]         [**]        [**]

LOCAL IN CHINA                  [**]          [**]         [**]        [**]

LOCAL IN TAIWAN                 [**]          [**]         [**]        [**]



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
                                                          SENIOR
                                                         ENGINEER
                                                         AND UNIX
                              ON-SITE                     SYSTEM     PROJECT
COST PER HOUR IN:            TECHNICIAN     ENGINEER     ENGINEER    MANAGER     OTHER
----------------             ----------     --------     ---------   --------  ----------
LOCAL IN KOREA                  [**]          [**]         [**]        [**]


    ASSUMPTIONS:

    o  Prices are in US $ per hour

    o  Section 10.4 (TAXES) of the Services Agreement shall apply.

    o The sole basis for adjustment of the time and materials rates set out above shall be the currency adjustment mechanism set out in Section 4.1 (CURRENCY ADJUSTMENT) of this Exhibit E.

    o *The time and materials rates for HP-OMS Personnel located in Israel, who are requested by Customer to provide services outside of Israel, do not include flights and hotels which will be borne by Customer according to the applicable travel site/s.

    o Prices are for general working window hours, local time not including holidays and weekends

DESCRIPTION OF LABOR TYPE:

ON-SITE TECHNICIAN (1ST LEVEL SUPPORT):

Basic IT operational skills. Works according to documented routines and procedures. Is able to handle typical problems that cannot be solved remotely by the Service Desk but require local intervention (Break/Fix). Supports central Incident Management from the Service Desk by executing specific tasks as instructed from the Service Desk Engineer. Can carry out hardware installations and installation/configuration of predefined software packages.


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                                  ("CUSTOMER")

ENGINEER:

Medium to high IT-operational skills and training level for Microsoft based environments. Able to work independently, self-driven, ability to act as 2nd level IT specialist and to supervise more junior people. Can participate as resource in projects, works on defined tasks under supervision of a Senior Engineer or Project Manager.

SENIOR ENGINEER, UNIX SYSTEM ENGINEER PROGRAMMER:

High operational or technical IT skills - highly trained or experienced within a defined focus area. Acts as 3rd level support and/or able to oversee complex situations and problems. As a consultant, a Senior Engineer will deliver core tasks within medium to large projects maintaining his own planning and timing. Can act as an owner of defined parts of such a project.

PROJECT MANAGER:

Practical knowledge of project management tools and methodologies, skills and experience in managing IT projects. The Project Manager drives medium to large projects and will lead a full project team. He/she will hold overall responsibility for deadlines and financials of the project and be measured on project on-time and on-budget delivery.


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                                  ("CUSTOMER")


APPENDIX C: TECHNOLOGY GAPS UPGRADES PROJECTS

TABLE 4: LIST OF PROJECTS


     #          [**]           TOPIC           [**]          [**]
 ---------   ----------    --------------   -----------    ---------
     1          [**]           Backup          [**]          [**]

     2          [**]           Backup          [**]          [**]

     3          [**]           Backup          [**]          [**]

     4          [**]           Backup          [**]          [**]

     5          [**]           Backup          [**]          [**]

     6          [**]           Backup          [**]          [**]

     7          [**]           Backup          [**]          [**]

     8          [**]           Backup          [**]          [**]

     9          [**]           Backup          [**]          [**]

     10         [**]           Backup          [**]          [**]

     11         [**]           Backup          [**]          [**]

     12         [**]           Backup          [**]          [**]

     13         [**]           Backup          [**]          [**]

     14         [**]           Backup          [**]          [**]


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                                  ("CUSTOMER")

     #          [**]           TOPIC           [**]          [**]
 ---------   ----------    --------------   -----------    ---------
     15         [**]           Backup          [**]          [**]

     16         [**]       Computer room       [**]          [**]

     17         [**]       Computer room       [**]          [**]

     18         [**]            N/A            [**]          [**]

     19         [**]            LAN            [**]          [**]

     20         [**]            LAN            [**]          [**]

     21         [**]            LAN            [**]          [**]

     22         [**]          Passive          [**]          [**]
                              Network

     23         [**]          Passive          [**]          [**]
                              Network

     24         [**]          Printer          [**]          [**]

     25         [**]       Server Refresh      [**]          [**]

     26         [**]       Server Refresh      [**]          [**]


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                                  ("CUSTOMER")

     #          [**]           TOPIC           [**]          [**]
 ---------   ----------    --------------   -----------    ---------
     27         [**]        Server Room        [**]          [**]
                            Temperature

     28         [**]            UPS            [**]          [**]

     29         [**]            UPS            [**]          [**]

     30         [**]            UPS            [**]          [**]

     31         [**]            UPS            [**]          [**]

     32         [**]            UPS            [**]          [**]

     33         [**]            UPS            [**]          [**]

     34         [**]            UPS            [**]          [**]

     35         [**]            UPS            [**]          [**]

     36         [**]            UPS            [**]          [**]

     37         [**]            UPS            [**]          [**]

     38         [**]            UPS            [**]          [**]

     39         [**]            UPS            [**]          [**]

     40         [**]            UPS            [**]          [**]

                   TOTAL AMOUNT      [**]
--------------------------------------------------------------------------------
TECHNOLOGY GAPS UPGRADES PROJECTS FOR USDATA OFFICES WILL BE PROVIDED BY HP-OMS ACCORDING TO THE STANDARDS DESCRIBED IN EXHIBIT D.


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                                  ("CUSTOMER")

APPENDIX D:  FINANCIAL RECORDS MANAGEMENT

1.   FINANCIAL RECORDS

  All Assets (i.e. Leased Add-On Assets, Transition Projects Assets, Refreshed Assets, and New Customer Employee Assets) will be recorded in HP-OMS' financial records or it's authorized leasing partner's records according to US Generally Acceptance Accounting Principles (US GAAP).

  All assets will be recoded in separate group of accounts according to the following groups of assets:

            1. Leased Add-On Assets

            2. Transition Projects Assets

            3. Refreshed Assets

            4. New Customer Employee Assets

2.   ACCOUNTING PRINCIPLES

  All Assets will be recorded in HP-OMS' financial records according to their fair market value as of the date HP-OMS delivers (or causes to be delivered) such assets to the applicable Customer Site.

3.   DEPRECIATION METHOD; PERIOD OF DEPRECIATION

  3.1. Subject to Section 3.2 of this Appendix D, all personal equipment Assets (e.g., desktops and laptops) will be depreciated according to the straight line method over a three (3) year period.

  3.2. All servers, Unix computer equipment, computer accessories and other active equipment (e.g. backup systems, network equipment) will be depreciated according to the straight line method over a four (4) year period.


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                                  ("CUSTOMER")

  3.3. The General Setup Assets will be depreciated according to the straight line method over a six (6) years period.


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                                  ("CUSTOMER")

APPENDIX E: LIST OF 12 CUSTOMER ENTITIES TO WHOM HP-OMS WILL PROVIDE INVOICES


The following table details the Customer entities for purposes of dividing the Quarterly Target Price into ten (10) invoices per section 2.5(INVOICING METHOD) herein.

                                                                       Mailing         Currency of
 Invoice #       Entity Name          Office           Country         Address          Invoice
 ---------   -------------------  ---------------  ---------------  ---------------   ---------------
     1         TECNOMATIX LTD.       Herzeliya         ISRAEL         16 HAGALIM           NIS
                                                                        AVENUE
                                                                    HERZLIA, 46733


                  Tecnomatix        Northville;         MI US
              Technologies Inc.
                                    Morgan Hill         CA US

                                    Richardson        Texas US

              Tecnomatix Unicam     Portsmouth          NH US
                     Inc.

     2            TECNOMATIX       Joy en Josses       FRANCE       21 RUE ALBERT         Euro
                   S.A.R.L.           (Paris)                          CALMETTE
                                                                     ESPACE JOUY
                                                                     TECHNOLOGIE
                                                                        78353
                                                                    JOUY-EN-JOSAS
                                                                        CEDEX


              Tecnomatix A.p.S.                        Denmark

                  Tecnomatix         Gutenberg         Sweden
                 Technologies
                  Sweden AB


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                                  ("CUSTOMER")

                                                                       Mailing         Currency of
 Invoice #       Entity Name          Office           Country         Address          Invoice
 ---------   -------------------  ---------------  ---------------  ---------------   ---------------

     3         NIHON TECNOMATIX        Tokyo            JAPAN          MARUMASU            Yen
                     K.K.                                             KOJIMACHI
                                                                        BLDG.
                                                                     3 KOJIMACHI
                                                                       3-CHOME,
                                                                      CHIYODA-KU
                                                                        TOKYO
                                                                      102-0083T

                                       Seoul            KOREA

     4        TECNOMATIX UNICAM                       SINGAPORE     396 ALEXANDRA       Singapore
               (SINGAPORE) PTE                                            RD             Dollar
                     LTD.                                            #16-01/02 BP
                                                                        TOWER
                                                                      SINGAPORE
                                                                        119954

              Tecnomatix Unicam       Taipei           Taiwan
               Taiwan Co., Ltd

                  Tecnomatix         Shenzhen           China
                 Technologies
                (Shenzhen) Ltd

                                     Shanghais          China

     5        Tecnomatix Europe      Brussels          Belgium                            Euro
                     S.A.

                  Tecnomatix         Enschade      The Netherlands
                  Machining
                Automation B V

     6         Tecnomatix Gmbh     Nue-Isenburg        Germany                            Euro
                                     Stuttgart
                                      Munich
                                    Dueseldorf


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                                  ("CUSTOMER")

                                                                       Mailing         Currency of
 Invoice #       Entity Name          Office           Country         Address          Invoice
 ---------   -------------------  ---------------  ---------------  ---------------   ---------------
     7            Tecnomatix           Turin            Italy                              Euro
                 Technologies
                Italia S.r.l.
                                       Milan            Italy

     8            Tecnomatix         Solihull            UK                                Euro
              Technologies Ltd.

                                    Leatherhead          UK

     9        Tecnomatix Unicam       Lindau           Germany                             Euro
              Gmbh
                                      Ekental          Germany

     10       Tecnoamtix Unicam       Meylan           France                              Euro
              France S.A.


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                 PRICING AND PRICING PRINCIPLES FOR TECNOMATIX
                                  ("CUSTOMER")

                       APPENDIX F: MCC GENERAL SETUP COST

TABLE 5: MCC GENERAL SETUP COST INFORMATION

No             Item                      Total Cost         Remarks
-------------  -----------------------   ---------------    --------------------------
1              MCC General Setup costs

1.1            Monitoring system:                           Including License,
                                                            Hardware and implementation
                 o  [**]

1.2              o  [**]                      [**]          Including License,
                                                            Hardware and implementation

1.3                 [**]                                    Including License,
                                                            Hardware and implementation

2                o  [**]                      [**]          Space, Electricity, Air
                                                            Condition, UPS etc.

               TOTAL                          [**]


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                                    Exhibit F

                           Employee Transfer Agreement


                                      V 6.0

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                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

DOCUMENT INFORMATION

  Project Manager:             Gil Tal

  Customer Project             Naama Halperin
  Manager:

  Prepared by:                                           Consolidation

  Document Version No:         V 6.0

  Preparation Date:            16.09.2003


                                       2
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                          Employee Transfer Agreement

TABLE OF CONTENTS

   DOCUMENT INFORMATION .................................................   2
1    EMPLOYEE TRANSFER ..................................................   4
   1.1   CUSTOMER'S EMPLOYEES IN GERMANY AND FRANCE .....................   5
   1.2   DUTIES AND RESPONSIBILITIES ....................................   5
   1.3   LIST OF EMPLOYEES ..............................................   7
   1.4   EMPLOYEE TRANSFER PROCESS ......................................   9
     1.4.1   TRAINING AND GUIDELINES ....................................  11


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                          Employee Transfer Agreement

1      EMPLOYEE TRANSFER

HP-OMS shall assure that the level and quality of services are maintained throughout the transfer of employees from Tecnomatix to HP-OMS directly or to its affiliates or authorized HP-OMS Subcontractors, as will be decided by HP-OMS. HP-OMS will encourage employees to continue in their roles, subject to cost and effectiveness constraints (but not less than the minimum salary offers set out in Table 3 below), assuring that significant operational and industry knowledge will be retained in the personnel within HP- OMS which are delivering the Services to the Customer's.

The basic principle underlying the responsibilities of the parties with respect to the Transitioned Employees is the following one: Customer is, and shall remain at all times, responsible for all liabilities of any kind whatsoever relating to the Transitioned Employees which liabilities were created during the period prior to the Commencement Date (the "Pre-Commencement Date Period") (even if claimed later on with respect to such Pre-Commencement Date Period liabilities), and HP-OMS is responsible for all liabilities of any kind whatsoever relating to the Transitioned Employees which liabilities were created thereafter (i.e. after the Commencement Date). A party, who bore or paid, or will pay liability due by the other party, will be reimbursed and indemnified by that other party.

HP-OMS (or its affiliates or authorized HP-OMS Contractors) shall make offers of employment as set out in this Exhibit F in order to retain nine (9) Customer employees from different countries, for a period of at least six (6) months after the Commencement Date, as follows:

o  ISRAEL - Four (4) Tecnomatix employees will be engaged by HP-OMS.
o USA- Five (4) Tecnomatix employees will be engaged by HP-OMS' affiliates in the US or by an authorized HP-OMS S ubcontractor.
o FRANCE - These Customer Sites have a total of one IT Employee, which employee will be not be engaged by HP-OMS.
o GERMANY - These Customer Sites have a total of two It Employees - both will not be engaged by HP-OMS.

HP-OMS (or its affiliates or authorized Subcontractors) will make offers of employment to the Transitioned Employees in Israel and the USA after an agreed date prior to the Commencement Date on which the parties shall announce the outsourcing project under the Agreement to the Customer Employees (the "CUSTOMER NOTIFICATION DATE"). The minimal salary offers by HP-OMS to the employees will be based on the total respective employer cost per year as detailed in TABLE 3 below. For the avoidance of doubt, such offers shall contain terms and conditions for salary and benefits which are not less favorable to the Transitioned Employee than those terms and conditions which were in effect immediately prior to the Commencement Date, as set out in the applicable employment contract between Customer and such individuals. HP-OMS acknowledges receipt of such employment contracts were provided during Due Diligence.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

In the Israel site, the applicable Transitioned Employees will be engaged by HP-OMS. In the U.S.A sites, applicable Transitioned Employees will be engaged by HP-OMS' affiliates in the US or by an authorized HP-OMS Subcontractor.

1.1    CUSTOMER'S EMPLOYEES IN GERMANY AND FRANCE

Customer's Affiliate's employees in France and Germany will not be transferred to HP-OMS or any other HP-OMS affiliate or authorized HP-OMS Subcontractor. On the Commencement Date, the Customer will provide notice of dismissal to the IT employees at the Customer Sites in Germany and in France (listed in table 2 herein), with the effective date of termination to be six (6) months from the Commencement Date. HP-OMS will pay the Customer all applicable Payments made by Customer to such employees while still employed by Customer's Affiliate, during the six (6) month termination notice period. The parties acknowledge that such employees may choose to terminate their own employment with Customer's Affiliate prior to the expiration of such termination notice period. The "Payments" shall mean payments in all forms, including salary payments, bonuses, costs incurred by Customer by extending any benefits, at least as detailed in TABLE 3 below. All severance payments for these employees will be borne and paid by the Customer.

1.2    DUTIES AND RESPONSIBILITIES

The scope of responsibilities of HP-OMS and Customer for the completion of the employee transfer is as follows:

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

TABLE 1: PARTIES RESPONSIBILITIED

    CUSTOMER'S RESPONSIBILITIES             HP-OMS'S RESPONSIBILITIES
-------------------------------------  -----------------------------------
Provide information on Customer        Plan the transition
employees and Customer compensation
& benefits

Send dismissal notices to applicable Make prompt offers of employment Customer Employees to be terminated to the Transitioned Employees in by Customer, in accordance with the accordance with this Exhibit and
respective employment contract and     communicate and/or consult with
make severance payments to such        Customer and applicable Customer
employees.                             Employees as required

Advise HP-OMS on successfully          Staff the transition team as
navigating Customer's culture          required

Provide access to empowered Customer   Manage the employee transfer
HR resources leveling Israel and       process as detailed in SECTION 1.4
Germany

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

1.3    LIST OF EMPLOYEES

TABLE 2: EMPLOYEE TAKEOVER LIST

              NAME OF
COUNTRY       EMPLOYEE           JOB TITLE
------------  -----------------  ----------------
ISRAEL        [**]               Application
                                 Support

              [**]               Application
                                 Support

              [**]               Application
                                 Support

              [**]               Application
                                 Support

GERMANY*      [**]               Technical
                                 Support

              [**]               Technical
                                 Support

FRANCE*       [**]               Technical
                                 Support

USA           [**]               Technical
                                 Support

              [**]               Technical
                                 Support

              [**]               Technical
                                 Support

              [**]               Web Master

              [**]               Technical
                                 Support

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

             * At the Customer Sites in these countries, HP-OMS will not recruit the listed employees.

TABLE 3: CUSTOMER EMPLOYEES COSTS (EMPLOYER COST)

                            TOTAL COST FOR
 FIRST NAME    LAST NAME   EMPLOYER PER YEAR
------------  ----------  -------------------
                      EUROPE
                      ------
[**]

[**]          [**]                       [**]

[**]

[**]`         [**]                       [**]

[**]

[**]          [**]                       [**]

                      ISRAEL
                      ------
[**]          [**]                       [**]

[**]          [**]                       [**]

[**]          [**]                       [**]

[**]          [**]                       [**]


                       USA
                       ---
[**]

[**]          [**]                       [**]

[**]

[**]          [**]                       [**]

[**]          [**]                       [**]

[**]          [**]                       [**]

[**]          [**]                       [**]

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

1.4    EMPLOYEE TRANSFER PROCESS

The purpose of this phase is to get Transitioned Employees on board without disrupting the services delivered to Customer. The phase starts with the Customer Notification Date, including explanation of the implications to the affected staff and ends with the staff becoming HP-OMS employees in Israel or HP-OMS' affiliates or authorized HP-OMS Subcontractor employees in the USA.

ON THE CUSTOMER NOTIFICATION DATE THE EMPLOYEE TRANSFER PROCESS IN ISRAEL WILL BEGIN AS FOLLOWS:

  o      GATHERING

         On the Customer Notification Date Customer's IT manager and HP-OMS' Project Manager will meet with all Transitioned Employees in order to reduce the emotional aspects of change for the employees and explain what impacts the change will have on their daily activities.

  o      PERSONAL MEETING

         HP-OMS Project Manager will meet each Transitioned Employee separately starting with the Sales Application Team Leader and then the team members. The meetings will take place after the Gathering (described above). The meeting will enable each side to present itself, its expectations and to answer any personal questions that might concern the employees.

  o      EMPLOYMENT OFFER

         HP-OMS Project Manager and HP-OMS HR Manager will meet with each Transitioned Employee and present an employment offer (in accordance with Section 1 above), including salary and other benefits to which he/she may be entitled. The employee will have a grace period of two weeks following receipt of such offer to decide whether she/he would like to accept the employment offer made by HP-OMS.

  o HP-OMS might relocate some of the Transitioned Employees to HP-OMS premises according to HP-OMS operational needs in order to support the Services provision. Such Transitioned Employees will be relocated upon the establishment of the MCC and its ongoing operation. Transitioned Employees that will not be relocated will stay at the Customer's premises in Herzelia.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

       ON THE CUSTOMER NOTIFICATION DATE THE EMPLOYEE TRANSFER PROCESS IN THE U.S.A WILL BEGIN AS FOLLOWS:

  o      INTRODUCTION

         Customer's Site manager and HP-OMS' Project Manager will meet* the Transitioned Employees at the applicable Customers Site in order to reduce the emotional aspects of change for the employees and explain what impacts the change will have on their daily activities. Afterward, HP-OMS' Project Manager and HP-OMS' affiliates in the US or by an authorized HP-OMS Subcontractor will offer employment contracts (in accordance with SECTION 1 above), to the Transitioned Employees.

         The employee will have a grace period of four () weeks following receipt of such offer in which decide whether she/he would like to accept HP-OMS' employment offer.

         * In order to allow HP-OMS Project Manager to ensure smooth transition and still provide vital information to the Transitioned Employees some of the meetings might occur via phone conference and face to face meetings will occur at a later stage.

     In the event that HP-OMS, after using all commercially reasonable efforts (in accordance with Section 1.4 above) and delivery of offers of employment as per this Exhibit fails to convince the Transitioned Employees, or any of them, to be HP-OMS (or HP-OMS affiliates and/or authorized Subcontractors) employees, then HP-OMS may request the Customer to delay the dismissal of such applicable employees from the Customer for a period of six (6) month following the Commencement Date. The Customer may, at its sole and absolute discretion, accept or reject HP-OMS request to delay the dismissal of certain of such employees for a period of six (6) months following the Commencement Date. In the event that the Customer accepts the HP-OMS request to delay the dismissal of certain employees (the "RETAINED EMPLOYEES"), Customer shall so notify HP-OMS in writing. HP-OMS shall make renewed commercially reasonable efforts (in accordance with SECTION 1.4 above) during the six (6) month period following the Commencement Date (the "INITIAL SIX MONTH PERIOD") to employ the Retained Employees. HP- OMS will credit Customer for all Payments (defined below) made to the Retained Employees during the Initial Six Month Period on the quarterly invoice for the payment of the Target Price, following the quarter in which such payment is made.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                          Employee Transfer Agreement

     "Payments" shall mean payments in all forms, including salary payments, bonuses, and costs incurred by Customer by extending any benefits in whatever form (i.e. total employers cost).

1.5      TRAINING AND GUIDELINES

Once the Transitioned Employees are hired by HP-OMS (or its affiliates or authorized Subcontractors), the Transitioned Employees will become part of HP-OMS permanent team, which will provide the Services to the Customer. At no additional charge, HP-OMS will provide guidelines and training to the Transitioned Employees concerning their duties and their integration into the support provision process. The training will emphasize HP-OMS' commitment to encourage the Transitioned Employees, to maintain their motivation and commitment to serve the Customer's needs, while adapting to a new corporate culture.

HP-OMS will ensure that it and its affiliates and authorized Subcontractors provide, at no additional charge to Customer, the Transitioned Employees will receive the same training as do all other HP-OMS employees, according to HP-OMS's training standards and policies. These standards and policies are based on ensuring that employees will by trained with in depth and new technology courses that are related to their primary skill sets and are vital to their professional progress. In addition, the Transitioned Employees will be trained with any new technology the Customer chooses to utilize within a reasonable period prior to its implementation or prior to any evaluation HP-OMS will perform for the Customer related to such technology.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                                    Exhibit G

                         Project Staff and Key Contacts


                                      V 6.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                         Project Staff and Key Contacts

DOCUMENT INFORMATION

  Project Manager:

  Customer Project
  Manager:

  Prepared by:

  Document Version No:         V 6.0

  Preparation Date:

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                         Project Staff and Key Contacts

TABLE OF CONTENTS
   DOCUMENT INFORMATION...............................................  2
1    HP-OMS PROJECT STAFF AND KEY CONTACTS............................  4
   1.1     HP-OMS KEY PERSONNEL:......................................  4
   1.2     HP-OMS KEY CONTACT LIST....................................  4
2    CUSTOMER'S PROJECT STAFF AND KEY CONTACTS........................  5
   2.1     CUSTOMER'S KEY CONTACT LIST................................  5

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                         Project Staff and Key Contacts

1    HP-OMS PROJECT STAFF AND KEY CONTACTS


1.1  HP-OMS KEY PERSONNEL:

HP-OMS Project Manager:                             Gil Tal

HP-OMS Operation Manager:                      Erez Rachmil

HP-OMS MCC Manager:                            TBD

Service Level Manager (SLM):                   TBD

IT Administrative and Procurement Assistant:          TBD


1.2  HP-OMS KEY CONTACT LIST

HP-OMS CEO:                                 Shmuel Blank

Customer Account Manager at HP:                  Eyal Dalit

Project Manager:                            Gil Tal

Finance Contact:                            Golan Mizrahi

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                         Project Staff and Key Contacts

2    CUSTOMER'S PROJECT STAFF AND KEY CONTACTS

2.1  CUSTOMER'S KEY CONTACT LIST

Customer CFO:                                         Oren Steinberg

Customer Corporate IT Manager:                               Naama Halperin

Customer Corporate IT Infrastructure Manager:                Harel Weissman

Customer Finance Contact at TECNOMATIX LTD:                Aviram Steinhart

Customer Finance Contact at TECNOMATIX FRANCE S.A.R.L:                  TBD

Customer Finance Contact at TECNOMATIX TECHNOLOGIES, INC:               TBD

Customer Finance Contact at NIHON TECNOMATIX K.K:                TBD

Customer Finance Contact at TECNOMATIX UNICAM, INC:              TBD

Unicam Division Manager: Israel Levy

Site Manager -

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit H

                                 Customer Sites

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                 Customer Sites


Document Information

  Project Manager:
  Prepared by:


  Document Version       V 1.0
  No.:
  Preparation Date:

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                 Customer Sites

TABLE OF CONTENTS
   DOCUMENT INFORMATION................................................   2
1    CUSTOMER SITES....................................................   4

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                                 Customer Sites

1   CUSTOMER SITES

Table 1 details the Customer sites for which HP-OMS will provide the Services under this agreement. Service provision for Customer sites marked as Remote Site is detailed in EXHIBIT B SECTION 5.7.

TABLE1: CUSTOMER SITES

        Number                Country                          Site
        ------              -----------             -------------------------
           1                  Belgium                       Brussels *
           2                  Belgium                          [**]
           3                   China                           [**]
           4                   China                           [**]
           5                  Denmark                        (USDATA)
           6                   France                      Juoy-en-Jose
           7                   France                          [**]
           8                  Germany                          [**]
           9                  Germany                          [**]
          10                  Germany                          [**]
          11                  Germany                          [**]
          12                  Germany                Neu-Isenberg (Frankfurt)
          13                  Germany                          [**]
          14                   Israel                       Hertezlia
          15                   Italy                           [**]
          16                   Italy                     Segrate (Milan)
          17                   Italy                           [**]
          18                   Japan                          Tokyo
          19                   Korea                          Seoul
          20                Netherlands                        [**]
          21                 Singapore                      Singapore
          22                   Sweden                          [**]
          23                   Taiwan                         Taipei
          24                    U.K.                       Leatherhead
          25                    U.K.                           [**]
          26                   U.S.A                Morgan Hill (San Jose CA)
          27                   U.S.A                           [**]
          28                   U.S.A                     Portsmouth (NH)
          29                   U.S.A                   Richmond (Dallas TX)
          30                   U.S.A                           [**]

* The above sites as defined as Remote Site.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit I

                      HP-OMS Software and Customer Software
                                   Categories


                                      V 6.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                     HP-OMS Software and Customer Software
                                   Categories

DOCUMENT INFORMATION

  Project Manager:     Gil Tal

  Customer Project     Na'ama Halperin
  Manager:

  Prepared by:


  Document Version     V 6.0
  No.:

  Preparation Date:    26-10-2003

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                     HP-OMS Software and Customer Software
                                   Categories


TABLE OF CONTENTS
   Document Information.................................................   2
1    SOFTWARE SUPPORT...................................................   4

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                     HP-OMS Software and Customer Software
                                   Categories

1   SOFTWARE SUPPORT

Table 1 details the Software support classification in relation to the Services provided under this agreement. The table defines the duties and responsibilities regarding the following subjects:

    1. Support level by HP-OMS (Full Support/ Make It Work/ Special Support)
    2. Content management responsibilities
    3. The party that will pay for license upgrade
    4. The party that will pay for Software maintenance and 3rd party support contracts

All Software items (HP-OMS Software and/or Customer Software) are classified as one of the 16 Software types as described in Table 1 below.

TABLE1: SOFTWARE SUPPORT

                                                                               MAKE IT
                                                                      FULL      WORK     SPECIAL                          SW
                                                                     SUPPORT   SUPPORT   SUPPORT      LICENSES        MAINTENANCE
                                                         CONTENT     BY HP-    BY HP-     BY HP-      UPGRADE         AND SUPPORT
 #     CLASSIFICATION     TYPE        SOFTWARE ITEM     MANAGEMENT    OMS        OMS       OMS         COST             COST
----   --------------  -------------  ---------------   ----------   --------  --------  -------   --------------    --------------
        Customer       Business       [**]              HP            Yes        -         -       Tecnomatix        Tecnomatix
 1      Software       Applications

                                      Finance
                                      Applications
                                      (e.g. SUN, Kav    Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix
        Customer       Business       Maarchot,
 2      Software       Applications   Peach Tree)

                                      Other Business
                                      Applications
                                      (e.g.Maximizer,   Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix
                                      Kupel Reem,
        Customer       Business       Replicom,
 3      Software       Applications   salesforce)

        Customer       Business       [**]              Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix
 4      Software       Applications

                                      Tecnomatix
                                      Products
                                      (Customer         Tecnomatix    -          -         Yes     Tecnomatix        Tecnomatix
        Customer                      Proprietary
 5      Software       Proprietarily  Software)

                                      Back office
                                      Applications
        HP-OMS-                       (e.g.             HP            Yes        -         -       HP                HP
 6      Software       System         Exchange)

        Customer
 7      Software       System         [**]              Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                     HP-OMS Software and Customer Software
                                   Categories

                                                                               MAKE IT
                                                                      FULL      WORK     SPECIAL                         SW
                                                                     SUPPORT   SUPPORT   SUPPORT      LICENSES        MAINTENANCE
                                                         CONTENT     BY HP-    BY HP-     BY HP-      UPGRADE         AND SUPPORT
 #     CLASSIFICATION     TYPE        SOFTWARE ITEM     MANAGEMENT    OMS        OMS       OMS         COST             COST
----   --------------  -------------  ---------------   ----------   --------  --------  -------   --------------    --------------
        Customer       System         R&D Tools         Tecnomatix    Yes        -         -       HP                HP
 8      Software                      Microsoft

        Customer       System         [**]              Tecnomatix    -          Yes       -       Tecnomatix        Tecnomatix
 9      Software

        HP-OMS-        System         Desktop
        Software                      Software          HP            Yes        -         -       HP                HP
10                                    Microsoft

        HP-OMS-        System         Desktop
        Software                      Software Non      HP            Yes        -         -       HP                HP
11                                    Microsoft

        HP-OMS-        System         Infrastructure    HP            Yes        -         -       HP                HP
12      Software

        HP-OMS-        System         Operating         HP            Yes        -         -       HP                HP
13      Software                      Systems

        HP-OMS-        System         [**]              N/A           -          -         Yes     HP                HP
14      Software

        HP-OMS-        Other          [**]                                                         According         According to
        Software                                                                                   to the            the
                                                                                                   classification    classification
15                                                      N/A           -          -         Yes     of the item       of the item

        Customer       Other          Personal          Tecnomatix    -          -         Yes     N/A               N/A
16      Software                       Software

        Customer       Other          Software For
        Software                      Supporting
                                      Personal
17                                    Hardware          Tecnomatix    -          -         Yes     N/A               N/A

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit J

                              Customer Competitors


                                      V 6.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                              Customer Competitors

Document Information

  HP Project
  Manager :             Gil Tal
  Customer Project
  Manager :             Na'ama Halperin
  Prepared by:          Erez Rachmil
  Document Version
  No:                   V 6.0
  Preparation Date:     16/09/03

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                              Customer Competitors


INDEX
DOCUMENT INFORMATION........................................    1
DOCUMENT INFORMATION........................................    2
INDEX.......................................................    3
1    CUSTOMER COMPETITORS...................................    4

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                              Customer Competitors

1    CUSTOMER COMPETITORS

Table 1 consis a list of companies compete with Customer in the same industry in which Customer operates, by notice in writing to HP-OMS.

TABLE 1: CUSTOMER'S COMPETITORS

COMPANY NAME                                COMMENTS
-------------                               ---------
Dassault Systemes                           Including EAI-DELTA GmbH
and its subsidiaries and affiliates
Internation Business Machines Corp.
Electronic Data Systems Corporation         Including Unigraphics Solutions,
and its subsidiaries and affiliates         Inc.
Polyplan Technologies, Inc.
SAP AG
Matrologic Group SA
Datasweep, Inc.
Aegis Industrial Software Corporation
Valore Computerized Systems Ltd.

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                    EXHIBIT K

                    GUARANTEE OF TECNOMATIX TECHNOLOGIES LTD.


Tecnomatix Technologies Ltd (the "GUARANTOR") hereby guarantees HP-OMS
(Israel) Ltd. ("HP-OMS") the full and prompt performance of each and any of the undertakings of Tecnomatix Ltd (the "CUSTOMER") under the Services Agreement For HP-OMS Operations Services between Tecnomatix Ltd. and HP-OMS (Israel) Ltd., dated October 30, 2003. Guarantor hereby waives its right pursuant to clause 8(1) of the Israeli Law of Guarantee 1967, and expresses its consent that HP-OMS will have the right to enforce the Guarantor's guarantee, without having first to demand from the Customer to fulfill its undertakings, in whole or in part, and without having first to initiate legal proceedings against Customer.


TECNOMATIX TECHNOLOGIES LTD


By:          /s/ Harel Beit-On

Name:        Harel Beit-On

Title:       Chairman & CEO

Date:        30.10.2003


By:          /s/ Efrat Safran

Name:        Efrat Safran

Title:       General Counsel

Date:        30.10.2003

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                       CONFIDENTIAL TREATMENT FROM THE SEC

                                    EXHIBIT L

                    GUARANTEE OF HEWLETT-PACKARD ISRAEL LTD.


Hewlett-Packard Israel Ltd. (the "Guarantor") hereby guarantees
Technologies Ltd. (the Customer") the full and prompt performance of each and any of the undertakings of HP-OMS (Israel) Ltd. (the "HP-OMS") under the Services Agreement For HP-OMS Operations Services between Customer and HP-OMS, dated October 30, 2003. Guarantor hereby waives its right pursuant to clause 8(1) of the Israeli Law of Guarantee 1967, and expresses its consent that Customer will have the right to enforce the Guarantor's guarantee, without having first to demand from the Customer to fulfill its undertakings, in whole or in part, and without having first to initiate legal proceedings against HP-OMS.


HEWLETT-PACKARD ISRAEL LTD.

By:          /s/ Moshe Lasman

Name:        Moshe Lasman

Title:       HPS Country Manager

Date:        30.10.2003



By:          /s/ Shmuel Blank

Name:        Shmuel Blank

Title:       HP-OMS General Manager

Date:        30.10.2003

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit M

                  Termination Assistance Services Level Credits

                                      V 6.0

     PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC

                         Termination Assistance Services

DOCUMENT INFORMATION

  HP Project
  Manager:                  Gil Tal

  Customer Project
  Manager:                  Na'ama Halperin

  Prepared by:

  Document Version
  No:                       V 6.0

  Preparation Date:         16/09/03


                                        2
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INDEX
DOCUMENT INFORMATION.................................................    1
DOCUMENT INFORMATION.................................................    2
INDEX................................................................    3
1    DEFINITIONS.....................................................    4
2    GENERAL.........................................................    5
3    PROPERTY AND DATA...............................................    6
4    TRANSITION PLAN.................................................    7
5    OPERATIONAL TRANSITION..........................................    9


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1   DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Exhibit shall have the meaning ascribed to them in the Agreement and, if not defined therein, in the other Exhibits attached to this Agreement.


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2   GENERAL

This Exhibit sets out HP-OMS' obligations to provide Termination Assistance Services in accordance with Section [20.7a] of the Agreement.
The obligations set out in this Exhibit are in addition to those set out in Section [20.7a] of the Agreement.
Depending on the extent of the efforts required to provide the assistance described herein, HP-OMS may charge the Customer for such assistance on a time and materials basis per the Bank Hours' rates specified in Exhibit E, Section3.2 (BANK OF WORK HOURS).


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3   PROPERTY AND DATA

HP-OMS must provide reasonable notice to the Customer before removing any software, hardware or documentation from the Customer Site or any other location from which Services are provided. If the property is owned by the Customer, such property must not be removed without its prior written consent.
HP-OMS will provide the Customer with such data as may be reasonably required regarding the Services, resources used, performance and current projects.


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4   TRANSITION PLAN

The Transition Plan to be developed and implemented by HP-OMS and the Customer according to clause [20.7a] of the Agreement must include the following:

Knowledge Transfer

HP-OMS, or its Approved Subcontractors [to be defined], will provide knowledge transfer regarding the Services. This shall include:
   o Providing the Customer with information regarding the Services that is necessary to implement the Transition Plan, and providing such information regarding the Services as necessary for the Customer to assume responsibility for continued performance of the Services in an orderly manner so as to minimize disruption to the operations of the Customer, including (i) relevant documentation; (ii) schedules and work procedures;
   o Providing reasonable training to the Customer's personnel in the performance of those Services that are to be transferred;
   o Permitting the Customer to assign the Customer's personnel to work with personnel of HP-OMS, or its Approved Subcontractors, to facilitate knowledge transfer from HP-OMS to the Customer;
   o Explaining standards and procedures of MCC and RSC and Site(s) documentation to the Customer's operations staff;
   o Providing a list of all Software running at the commencement of the transition period; and
   o Providing details of the status of all projects current or proposed as at the commencement of the transition period.

TRANSFER OF RESOURCES

HP-OMS shall provide all reasonable assistance required for the transfer of resources, including software, third party contracts, at no charge to HP-OMS, and all Equipment [to be defined], and other assets used by HP-OMS to perform the Services for the Customer (the "Resources"). This shall include:

   o Making any equipment owned or leased by HP-OMS that is substantially dedicated to the performance of the Services available in the manner set out in Section [20.7a];
   o Providing asset listings, including listings of hardware and software by Site, which will detail the purchase date of each asset, depreciation method, years of depreciation, book value, accumulated depreciation and net book value;


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   o    Providing contract listing by Site which will detail the name of the service provider, the type of services provided and the price of the services;
   o Assigning contracts for any third party services that are utilized by HP-OMS solely to perform the Services, at the option of the Customer;
   o Licensing or assigning rights to use the Software in accordance with Section [20.7a] of the Agreement;
   o Obtaining Try to obtain any third party consents for the transfer of the Equipment, Software and third party service contracts;
   o Transferring billing, executing legal documents, and performing other functions necessary to effect the assignment of third party service contracts, to the extent commercially reasonable; and
   o Preparing bills of sale or taking reasonable actions necessary to affect the transfer of ownership of Resources. All as specified in Section [20.7a] of the Agreement.


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5   OPERATIONAL TRANSITION

HP-OMS shall perform all activities required to effect a smooth transition of operations responsibilities for the Services. This shall include:

   o Providing to the Customer, to the extent available to HP-OMS and as directed by the Customer, data, files, databases and sources with respect to the HP-OMS Software (including third party software if permitted by the applicable licences), along with run documentation and job control listings, and other similar information necessary for the Customer to run the Software for the Customer's benefit;
   o Delivering then-existing systems support profiles, enhancement logs, problem tracking/resolution documentation, function point data, performance data, and status reports associated with applications support;
   o Providing work volumes, staffing requirements, actual service levels, and information on historical performance for each Equipment component, system or application over the preceding twelve (12) months;
   o Providing copies of all the Customer Data and system files on electronic media as specified by the Customer;
   o Identifying work and projects expected to be in progress as of the effective date of termination or expiration. With respect to such work, document current status, stabilize for continuity during transition, and provide any required training to achieve transfer of responsibility without loss of momentum or adverse impact on any work and project time tables;
   o    Providing pre-transition services, including:
   o Providing the Customer with all the procedures and forms maintained, including the sites documentations and contact lists;
   o Providing the Customer with the current backup and restore systems and equipment as well as storage media;
   o Providing the Customer with the documentation used by HP-OMS to provide the Services, including technical documentation, in hard-copy or electronic media as indicated by the Customer;
   o Providing the Customer with any problem logs the Customer does not already have, reporting back at least two (2) years prior to the termination date (or at least back to the Commencement Date of the Agreement if the termination date is less than two (2) years from such commencement);
   o Identifying, recording and providing to the Customer control release levels for system software;
   o Providing and coordinating assistance in notifying HP-OMS' outside vendors of the procedures to be followed during the turnover phase;


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   o    Reviewing all existing test, data and production software environments with the Customer's operations staff;
   o Providing reasonable assistance to the Customer in establishing or transferring naming conventions;
   o Delivering non-proprietary tools and databases used to provide the Services with the necessary documentation, including those for tracking projects and service information requests, and those used for knowledge transfer;
   o Generating and providing a tape and computer listing of the source code for the HP-OMS Software in a form reasonably requested by the Customer. Delivering the source code, technical specifications and materials to the Customer. At the Customer's request, deliver job streams and associated job control language and appropriate run documentation to the Customer, if applicable;
   o Assist the Customer in making arrangements for the physical de-installation, transportation, and relocation of the Hardware and physical assets;
   o Providing documentation and diagrams for the, data, IP addressing schema, managed device thresholds and configurations associated with the provision of the Services; and
   o Providing interim tapes of the Customer Data and off-site storage of production data, as reasonably requested;
   o    PROVIDING OTHER SERVICES DURING THE TRANSITION, INCLUDING:
           o Copying and delivering to the Customer all relevant requested data files;
           o    In conjunction with the Customer, conducting a rehearsal of the migration prior to cut-over as scheduled by the Customer;
           o    Delivering the content listings of all relevant requested data files and print-outs of control file information to the
                Customer;
           o Providing reasonable assistance to the Customer in loading the data files;
           o Providing reasonable assistance to the Customer with the movement of data from the then existing databases to the new environment;
           o Providing an image copy of each operating system environment in dump/restore mode;
           o Providing reasonable assistance to the Customer with the turnover of all, data, and other communications networks and systems; and
           o Providing reasonable assistance to the Customer with the turnover of all storage systems; and
           o Providing reasonable assistance to the Customer with the turnover of all Security systems; and
           o    Continuity of operations through the termination date.


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                                   Exhibit N

                                   Governance

                                      V 6.0

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DOCUMENT INFORMATION

  HP Project
  Manager:                                     Gil Tal

  Customer Project
  Manager:                                     Na'ama Halperin

  Prepared by:

  Document Version
  No:                                          V 6.0

  Preparation Date:                            16/09/03


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INDEX

DOCUMENT INFORMATION                                     1
DOCUMENT INFORMATION                                     2
INDEX                                                    3
1   APPOINTMENTS                                         4
1.1  EXECUTIVE PRIME                                     4
1.2  OPERATIONAL PRIME                                   5
1.3  TASK/PROJECT OPERATIONS CO-ORDINATORS               6
1.4  BUSINESS SUPPORT AND RELATIONSHIP CO-ORDINATORS     7
2   COMMITTEES                                           7
2.1  JOINT OPERATIONS REVIEW COMMITTEE                   7
2.2  JOINT EXECUTIVE REVIEW COMMITTEE                    8


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1      APPOINTMENTS

Concurrently with the execution of this Agreement, the Parties agree to appoint in each of their own organization the following:

1.1  EXECUTIVE PRIME

The Executive Prime of each Party shall act, on behalf of said Party, as the overall business owner of the relationship between the Customer and HP-OMS (the "Relationship") for the purpose of the successful fulfillment of this Agreement. Each Executive Prime shall have the following responsibilities:

i- Executive point of contact between the Parties on high level major matters in connection with the Relationship and the Services provided hereunder;

ii- To oversee overall performance and progress of HP-OMS, including without limitation HP-OMS's progress with respect to the service levels set forth in EXHIBIT C to the Agreement;

iii-   To co-chair joint Executive Review Committee meeting;

iv- To provide strategic guidance and direction with resepct to the objectives stated in the Agreement, and to identify new objectives, as shall be agreed upon by both Parties;.

v-     To generate a quarterly status and progress report.

Executive Prime for Bell Customer is: the Chief Information Financial Officer (Oren Steinberg).

Executive Prime for HP-OMS is: the Chief Executive Officer (Shmuel Blank).


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1.2  OPERATIONAL PRIME

The Operational Prime of each Party shall act as overall business Co-ordinator for the purposes of this Agreement (the "Operational Prime"). The Operational Prime shall have the following responsibilities:

i-     Overall prime for the management of the Relationship;

ii- To serve as a single point of contact between the Parties on significant matters in connection with the Relationship and the Services provided hereunder, which are not handled by the Task/Project Operations Co-ordinators or Business Support Relationship Co-ordinators;

iii- To address and resolve material issues and concerns with respect to the Relationship and the Services provided hereunder;

iv- To track and monitor progress and performance to ensure the service levels as set forth in Exhibit C are met;

v- To ensure the obligations of HP-OMS and the Customer in connection with this Agreement are being met;

vi- To co-ordinate any improvement processes and business changes in respect of the Services;

vii-   To co-chair joint committees and regular meetings;

viii- To ensure the progress of any task and/or Project under the Agreement and the designation of a Task/Project Co-ordinator to govern such Project, on behalf of each Party;

ix- To generate monthly status and progress report to be submitted to his/her Executive Prime and distributed in accordance with a mutually agreed upon distribution list;


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x-     Specifically, the HP-OMS Operational Prime will lead the Customer outsourcing management team. The composition of the outsourcing management team will be at Bell's HP-OMS's discretion. Bell will ensure major user representatives and groups are duly represented.

Operational Prime for Customer is: Worldwide IT Director (Naama Halperin) Senior Director.

Operational Prime for HP-OMS is: HP-OMS Project Manager (Gil Tal).

1.3  TASK/PROJECT OPERATIONS CO-ORDINATORS

Number and specific assignment responsibilities of Task/Project Operations Coordinators will be determined by each Party's Operational Prime to meet their own requirements related to a specific task or Project, as the case may be. The Task/Project Operations Co-ordinators will have the following responsibilities:

i- To serve as day to day contact to address operational issues arising from and related to the task/Project he/she is assigned to;

ii- To address and resolve issues and concerns with respect to the relevant task or Project. Material issues and concerns shall be escalated to the Operational Primes;

iii- To co-ordinate and facilitate the implementation of the Agreement in daily operations activities;

iv- To participate in the monthly Joint Operations Review Committee when issues related to the task or Project to which he/she is assigned to are being discussed;


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v-     To generate a weekly status and progress report to be delivered to his/her Operational Prime and distributed in accordance with a mutually agreed upon distribution list.

1.4  BUSINESS SUPPORT AND RELATIONSHIP CO-ORDINATORS

Each Party shall designate a permanent Business Support and Relationship Coordinator for the on-going support of the Operational Primes.

In this support role for his/her Operational Prime, each Business Support and Relationship Co-ordinator shall have the following responsibilities:

i- Serve as a single point of contact between the Parties on commercial or contractual matters and in that capacity, coordinate the work between any designated experts in such fields as legal, regulatory, finance or tax matters;

ii- Overall professional support with respect to all matters arising from the Agreement governing the Relationship;

iii- Address and resolve commercial or contractually related issues and concerns; including any proposed amendments to any of the terms of this Agreement or the Exhibits.

Business Support and Relationship Co-ordinator for HP-OMS is: Account Manager (Eyal Dalit).


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2      COMMITTEES

2.1  JOINT OPERATIONS REVIEW COMMITTEE

The Customer and HP-OMS agree to create a Joint Operations Review Committee, which will convene on a monthly basis, consisting of the Parties' Operational Primes and as may be required the Business Support and Relationship Co-ordinators, the Task/Project Co-ordinators, user representatives and any other managers of either Party who may be invited by the Parties as mutually agreed. This committee will:

i- Preview on a monthly basis overall status of the Relationship, status and progress on the various aspects of the implementation of the Agreement, issues related to delivery of the Services, service level measurement and performance, Road Map implementation (including milestones and timeframes), Projects initiated by the Parties and aspects related to the implementation of objectives, measurements, accomplishments, going forward plans and priorities issues;

ii- Discuss and approve improvements and changes to the processes and procedures; and


iii- Address such other matters as may be delegated to them under this Agreement.

Each party may request, by prior written notice, an additional meeting of the Joint Operations Review Committee in order to address specific outstanding and material issues related to the Relationship, which are within the scope of responsibility of the Joint Operations Review Committee.

All issues that cannot be resolved by the Joint Operations Review Committee will be escalated to the Joint Executive Review Committee.

2.2  JOINT EXECUTIVE REVIEW COMMITTEE

The Customer and HP-OMS agree to create a Joint Executive Review Committee consisting at least of the Parties' Executive Primes and Operational Primes as well as any other additional Executives of either Parties' organization that the committee decides should attend. This committee will:


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i-     Issue a quarterly status and progessprogress report and review, on a quarterly basis, performance, objectives and measurements;

ii- Discuss major changes to the Relationship and objectives, subject to the prior written approval of both Parties;

iii- Address such other matters as may be delegated to them under this Agreement or escalated by the Joint Operations Review Committee.

Each Party may request, by prior written notice, an additional meeting of the Joint Operations Review Committee in order to address specific outstanding and material issues related to the Relationship, which are within the scope of responsibility of the Joint Operations Review Committee.


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